

TRANSDIGM
GROUP INC.

HOW WE MEASURE SUCCESS

2012AR

Ignition Systems and Engine Sensors



Pumps



Valves



Motors, Actuators and Controls



Water Faucets and Systems



Quick Disconnects, Couplings and Rods



Batteries, Chargers and Power Conditioning



Aircraft Hardware, Latches and Cockpit Security Systems



Engineered Composites, Elastomers and Laminants



Audio Systems



Lighting and Displays



Seat Belts & Safety Restraints




55%
AFTERMARKET
45%
OEM

ESTIMATED NET SALES BY END MARKET

- 42% Commercial Aerospace Aftermarket
- 12% Defense Aerospace Aftermarket
- 1% Other Aftermarket

- 29% Commercial Aerospace OEM
- 11% Defense Aerospace OEM
- 5% Other OEM



HOW WE MEASURE SUCCESS

BY THE QUALITY OF OUR PRODUCTS

PRODUCTS FOR THE AFTERMARKET AND OEMS

The photos shown here depict just a sample of the thousands of highly engineered products we manufacture and the applications where these products are incorporated. Recent acquisitions continue to expand our line with new products and product categories. Our products are primarily proprietary, designed to meet the specific needs of an airframe original equipment manufacturer (OEM) or aftermarket customer. They are found on virtually every major aerospace platform operating today. This worldwide installed base of approximately 70,000 aircraft represents a reliable, recurring stream of aftermarket revenue.

MAJOR AIRFRAME PLATFORMS WE SUPPLY

COMMERCIAL: Boeing 737, 747, 767, 777 and 787; Airbus A319/20/21, A330/A340 and A380; Bombardier CRJ's, Challenger and Learjets; Embraer RJ's; Cessna Citation family; Raytheon Premier and Hawker and most Gulfstream airframes.

MILITARY: Boeing C-17, F-15, F-18, V-22, CH-47 Chinook and AH-64 Apache; Lockheed Martin C-130J, F-16 and F-35 Joint Strikefighter; Northrop Grumman E-2C Hawkeye; Sikorsky UH-60 Blackhawk and CH-53 Sea Stallion; General Atomics Predator Drone; and Raytheon Patriot Missile.

NEW PLATFORMS: TransDigm has been awarded numerous contracts for the development of engineered products for production on the Airbus A350XWB, A320NEO and A400; the Bombardier Learjet 85, the Sikorsky S-97 and Boeing P-8 Poseidon.



WE MEASURE SUCCESS by the financial results we achieve, the intrinsic value we create, and the total return we provide. Our consistent strategic approach since the Company's formation in 1993 has produced compound annual growth of 21% in sales, 26% in EBITDA As Defined, and 33% in enterprise value (equity value plus total net debt) through September 30, 2012. Shareholders have realized a total return of 612% since 2006, our first year as a public company.


HOW WE MEASURE SUCCESS








TransDigm Group Incorporated is a leading global designer, producer and supplier of thousands of highly engineered aerospace components, systems and subsystems. Our products are highly customized to meet specific needs of aircraft operators and airframe manufacturers and proprietary to TransDigm.

(In millions, except per share amounts)	2012	2011	2010	2009	2008
	Fiscal Years Ended September 30,				
Sales	$1,700	$1,206	$ 828	$ 762	$ 714
Gross Profit Percentage	55.6%	54.8%	57.2%	56.4%	54.1%
Income From Operations	$ 700	$ 487	$ 363	$ 335	$ 299
Operating Margin	41.2%	40.4%	43.9%	44.0%	41.9%
Net Income	$ 325	$ 172	$ 163	$ 163	$ 133
Adjusted Net Income[1]	$ 360	$ 239	$ 177	$ 173	$ 140
Net Earnings Per Share	$ 5.97	$ 3.17	$ 2.52	$ 3.10	$ 2.56
Adjusted Earnings Per Share[1]	$ 6.67	$ 4.48	$ 3.35	$ 3.29	$ 2.69
Diluted Shares Outstanding	53.9	53.3	52.9	52.5	52.1
EBITDA As Defined[2]	$ 809	$ 590	$ 412	$ 375	$ 333
EBITDA As Defined Margin	47.6%	48.9%	49.7%	49.2%	46.7%
Balance Sheet Data					
Cash	$ 441	$ 376	$ 234	$ 190	$ 159
Working Capital	817	663	470	395	335
Total Assets	5,460	4,514	2,678	2,454	2,256
Long-Term Debt, Including Current Portion	3,619	3,138	1,772	1,357	1,357
Stockholders' Equity	1,219	811	593	819	654

1 Adjusted Net Income is a non-GAAP financial measure presented here as supplemental disclosure to net income and reported results. Please see a reconciliation of Adjusted Net Income to net income immediately following the Form 10-K incorporated in this annual report. Adjusted Earnings per Share is defined as Adjusted Net Income divided by diluted shares outstanding.

2 EBITDA As Defined is a non-GAAP financial measure presented here as supplemental disclosures to net income and reported results. For a presentation of the most directly comparable GAAP measure and a reconciliation of EBITDA As Defined, please see page 26 of the Form 10-K incorporated in this annual report, under Item 6, Selected Financial Data.

BY OUR FINANCIAL PERFORMANCE


$714
$762
$828
$1,206
$1,700
08
09
10
11
12
SALES
(in millions)
$2.69
$3.29
$3.35
$4.48
$6.67
08
09
10
11
12
ADJUSTED EARNINGS PER SHARE[1]
$333
$375
$412
$590
$809
08
09
10
11
12
EBITDA AS DEFINED[2]
(in millions)
46.7%
49.2%
49.7%
48.9%
46.7%
08
09
10
11
12
EBITDA AS DEFINED MARGIN

This annual report contains forward-looking statements. These statements are based on certain assumptions and management's current knowledge. Accordingly, we caution you not to unduly rely on forward-looking statements, which speak only as of the date hereof. We intend these statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expect," "anticipate," "believe," and similar expressions are intended to identify forward-looking statements. We caution you that forward-looking statements involve risks and uncertainties that could cause actual results to vary from these statements. For a discussion of these risks see "Risk Factors" on page 6 of the Form 10-K incorporated in this annual report.

BY THE TOTAL RETURN TO SHAREHOLDERS

HOW WE MEASURE SUCCESS

FELLOW SHAREHOLDERS: Fiscal 2012 was a very good year. Net sales rose 41% to $1.7 billion, with organic sales accounting for 12% of the growth. Net income from continuing operations increased 114% to $325 million, while earnings per share increased 88% to $5.97 per share. EBITDA As Defined increased 37% to $809 million from $590 million in 2011.

We also completed three acquisitions and are on track with the integration of a number of earlier acquisitions. We continued to successfully ramp up production for the new Boeing 787, Airbus 380 and other new programs.

This performance again illustrates TransDigm's ability to achieve strong financial results and create intrinsic value for shareholders in up and down markets. That is ultimately how we measure success.

Shareholders saw the Company's total enterprise value (equity capitalization plus net debt) increase by 57% year over year and at a 33% compound annual rate since the Company's formation in 1993. A portion of that value was realized by shareholders in the form of a special dividend of $12.85 per share paid in November 2012 after our fiscal year-end.

A PROVEN STRATEGY

Let me take a moment to remind you of our business model, which we believe to be unique, and our proven, value-based operating strategy.

The key elements of the business model are our high percentage of proprietary products (about 90% of net sales), our focus on the higher margin, less volatile aftermarket, and our relatively low capital expenditure requirements. These combine to drive strong free cash flow and support EBITDA As Defined margins in the 48-50% range. Our strategy has four main elements:

- Produce a wide range of proprietary niche aerospace products with significant aftermarket exposure.
- Consistently pursue a value-based operating strategy that includes generating profitable new business, making steady improvements to our cost structure, providing real value to our customers, and pricing our products to reflect this value.
- Maintain a decentralized, incentivized organization that keeps us close to the customer and enables us to attract and retain entrepreneurial managers who think and act like owners.
- Follow a focused and disciplined process to acquire proprietary aerospace businesses with significant aftermarket revenue where we can demonstrate a clear path to value creation.

As the special dividend demonstrates, we view our capital structure as another means to create shareholder value. We are willing to lever up when we see good opportunities or view our leverage as sub-optimal for value creation. Keeping


FIVE-YEAR TOTAL RETURN
TransDigm Group Inc.
S&P 500 Index
Peer Group*
$400
350
300
250
200
150
100
50
9/07
9/08
9/09
9/10
9/11
9/12

This graph compares the cumulative total return of a hypothetical investment in the shares of common stock of TransDigm Group with the cumulative total return of the same hypothetical investment in the S&P 500 Index and a peer group. The values are based on the respective market prices of each on the dates shown. This assumes an initial investment of $100 on 9/30/07, including reinvestment of dividends.

*Peer Group: BE Aerospace Inc., Esterline Technologies Corp., Heico Corp., Precision Castparts Corp., Rockwell Collins Inc., Triumph Group Inc., Woodward Inc.

with that philosophy – and in view of very attractive credit markets – we raised about $550 million in high-yield bonds and $150 million of senior debt at an average interest rate of about 5% to finance the November special dividend.

Immediately after paying the dividend, we had about $500 million in cash, $300 million available on our unrestricted and undrawn revolver, and additional borrowing capacity under our credit agreement.

Assuming no additional acquisition activity in 2013, cash should grow to about $900 million by fiscal year-end. This is more than sufficient liquidity for us to continue to pursue acquisitions.

YEAR IN REVIEW

Looking at our market sectors, in the commercial market, which makes up about three-quarters of total sales, OEM revenues were up significantly, primarily driven by higher commercial transport production rates. Commercial aftermarket revenues rose slightly less than we anticipated at the beginning of the fiscal year as a result of some softening in the second half. Defense revenues, which we had expected to decline slightly from 2011, surprisingly increased.

Throughout the year, we continued to invest in a broad range of engineered solutions for our customers, including our three biggest new commercial platforms: the Boeing 787, Airbus 380 and Airbus 350. Production ramp-ups on the 787 and the A380 kept us very busy across the organization, and we are now testing many new products for the A350 platform.

On a "same-store" basis, we have substantially increased our shipset dollar content on the 787 and A380 platforms compared with the platforms they are replacing. Not all the application contracts have been awarded yet on the A350, but we expect to exceed its predecessor platforms, too. The increase in shipset value across all three platforms is due to a combination of new products and greater product scope and complexity.

Our increased content on the next generation aircraft exemplifies our ability to develop value-driven, advanced technology solutions for our customers. It also demonstrates our continued investment in organically growing our OEM business. New business awards not only secure new OEM production revenues, they also secure our future aftermarket revenues.

THREE ACQUISITIONS

It was a busy year on the acquisition front. In the first half, we acquired aerospace thermocouples, sensors and engine cable assembly manufacturer Harco Laboratories for about $85 million, and AmSafe, a leading maker of aviation passenger seatbelts and airbags, for approximately $750 million. We raised about $500 million of debt to help finance the AmSafe acquisition, our second largest to date, and maintain ready liquidity.

In the second half of the year, we acquired Aero-Instruments Company for $35 million. Aero-Instruments makes air data sensors and flight test equipment primarily for the business jet and helicopter markets. We also sold two non-core AmSafe businesses for a combined $35 million, with one of those sales being completed at the start of fiscal 2013.

PIPELINE OF PROVEN TALENT

Our ability to quickly integrate new businesses and improve their margins is a critical element of our acquisition strategy. The integration process includes implementing our product line structure and metrics and applying our proven value-based methodology. Frequently, we are also consolidating facilities.





The rapid integration of acquisitions could not be accomplished without a succession planning and talent development program that produces proven candidates steeped in our value-focused culture and processes. Because of this program, we were able to fill most of the 24 senior management positions created by 2012 acquisitions with internal candidates. The promotions included three new Executive Vice Presidents – Jim Skulina, Pete Palmer and John Leary. They all have been with TransDigm for over a dozen years and have extensive experience as operating unit presidents and in managing acquisition-integration assignments.

In another senior management change, Executive Vice President Bernie Iversen, a long-time member of our team, took over as Executive Vice President of Business Development and Mergers & Acquisitions in May following the sudden death of Executive Vice President Al Rodriguez. Bernie has had a broad range of operating experience at TransDigm and has been involved with many of our acquisitions.

CAUTIOUS BUT CONFIDENT

As of this writing, we are cautious about the outlook for 2013 due to the greater than usual degree of political and economic uncertainty. Nevertheless, we remain confident in our ability to create intrinsic value throughout the aerospace industry cycle and generate above-market returns for our shareholders.

On behalf of the board of directors and officers, I want to thank our managers and employees for their hard work and dedication during a year of intensive activity across the organization. I also want to welcome the many new employees who have joined TransDigm as a result of recent acquisitions. Finally, I thank our customers for their business, and our shareholders and lenders for their continued support.

Sincerely,

W. Nicholas Howley
Chairman and Chief Executive Officer
December 17, 2012

BY OUR LONG-TERM PERFORMANCE


SALES (in millions)
EBITDA AS DEFINED (in millions)
20.7%
CAGR
26.0%
CAGR
$1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12


TOTAL ENTERPRISE VALUE*
(in millions)
33%
CAGR
$50
9/93
Original
$400
12/98
Recap
$1,200
7/03
Recap
$2,000
3/06
IPO
$3,000
9/09
$7,000
9/11
$11,000
9/12

*Total Enterprise Value is equity value plus total net debt.


DRIVEN BY STEADY GROWTH IN WORLDWIDE REVENUE PASSENGER MILES (in billions)
5.94%
CAGR
Has doubled about every 15 years
forecast
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1970 75 80 1985 90 95 2000 05 10 15 2017

Source: The Airline Monitor

BY OUR ORGANIC GROWTH AND INNOVATION

TransDigm continues to secure both new OEM production revenues and future aftermarket revenues through its ongoing investment in innovation and new product development.


787 Flightdeck


Learjet 85

TransDigm has significantly more proprietary product dollars on the major new commercial platforms – the Boeing 787, A380 and A350 – compared with the platforms they are replacing, on a same-store basis. We have not only won many more contracts but the advanced design of these aircraft has increased scope and complexity of many of the products and systems we are supplying.

ON THE 787 FLIGHTDECK

For example, our AvtechTyee business unit is supplying the digital flightdeck intercommunication system for the 787, now integrated into the aircraft computer system. The 787 will also feature AmSafe seatbelts incorporating its new airbag technology for added safety along with AmSafe's luggage and cargo area restraint systems.

Ignition systems from our Champion Aerospace unit will be on those 787s delivered with the Rolls-Royce Trent 1000 engine. The engine will power about half of the total 787 production.

BEHIND THE A380 COCKPIT DOOR

On the Airbus side, our Adams Rite unit is supplying the entire cockpit door module for the A380 and A350. This includes the cockpit bulkhead, separation lock, ballistic door and the cockpit security system.

The A380 also includes our complex horizontal trim stabilizer hydro flow valves and control systems, the main engine lubrication system relief valves, water system pump motor and compressor, and a broad range of latching mechanisms and structured elements throughout the airframe and on the engine.

On the interior, we are supplying decorative wall and bulkhead engineered laminates and the seat belts and seat belt airbag systems. About half of the A380 fleet will be outfitted with the Rolls Royce Trent 900 engine with our ignition system.

LIGHTENING THE WEIGHT

For more than 20 years, our AdelWiggins unit has pioneered technology in dielectric fuel and hydraulic lightning isolators. Its isolators are in flight across multiple commercial and military aerospace platforms.

In designing the lightning isolators for the 787, A380 and other platforms, AdelWiggins incorporated complex composite structural elements to reduce weight and improve fuel efficiency without compromising the product's primary function.

STOPPING FIRE IN ITS TRACKS

Our AmSafe unit is a world leader in palletized air cargo fire containment systems. AmSafe's fire containment covers are an essential component of fire suppression systems recommended to be present on all cargo aircraft by the National Transportation Safety Board in a November 2012 report. The systems mitigate the risk of cargo hold fires caused by undeclared dangerous goods.

ALL-NEW LEARJET

Bombardier's new Learjet 85 is the first "Clean Sheet Design" Learjet aircraft since 1999. Our content on the LJ85 includes the main engine ignition system and various electrical harnesses, lightning dielectric isolators, trim and feel actuators, a waste vacuum generator motor, the hydraulic pump drive motor, and an avionics fan.

TRANSDIGM BUSINESS GROUPS


ADS
TRANSICOIL


Adams Rite Aerospace


ADEL WIGGINS
GROUP


AEROFLUIDPRODUCTS


AERO
CONTROLEX


AMSAFE


2
Avionic Instruments


AVTECHTYEE


CDA InterCorp


CEF INDUSTRIES, LLC


CHAMPION
AEROSPACE


Dukes


Electromech
Technologies


HARCO


HARTWELL


MarathonNorco
Aerospace


SCHNELLER


Semco
INSTRUMENTS, INC.


SKURKA
Aerospace Inc.



ADS/TRANSICOIL
Custom engineered liquid crystal displays, clocks, transducers and brushless motors
Collegeville, PA

ADAMS RITE AEROSPACE
Cockpit security systems, aircraft hardware, cabin lighting, water faucets and systems and throttle quadrants
Fullerton, CA

ADELWIGGINS GROUP
Flexible fluid line connectors, special connectors and quick disconnects, heaters, hoses, refueling systems and clamps
Los Angeles, CA

AERO FLUID PRODUCTS
Fuel, hydraulic and pneumatic valves; fluid regulator systems
Painesville, OH

AEROCONTROLEX GROUP
Fuel, hydraulic and lubrication pumps; mechanical controls and gear box actuators
South Euclid, OH

AMSAFE COMMERCIAL PRODUCTS
Specialty vehicle restraint products
Elkhart, IN

AMSAFE PASSENGER RESTRAINTS
Passenger seatbelts and unique seatbelt airbag applications
Phoenix, AZ

AMSAFE RESTRAINTS & SPECIALTY DEVICES
Airframe barrier nets, lightweight cargo nets, fire containment covers and Tarian ballistic shields
Bridport, Dorset UK

AVIONIC INSTRUMENTS
Power conversion equipment, including static inverters, frequency converters and transformer rectifiers
Avenel, NJ

AVTECHTYEE
Flight deck audio, metallic and carbon fiber composite engineered structural rods and power control products
Everett, WA

CDA INTERCORP
Specialized controllable drive actuators, motors, transducers and gearing for technologically advanced control systems
Deerfield Beach, FL

CEF INDUSTRIES
Mechanical and electromechanical actuators, cargo handling equipment, compressors and pumps
Addison, IL

CHAMPION AEROSPACE
Igniters, exciters, and leads for turbine engines, spark plugs, oil filters and ignition harnesses for reciprocating engines
Liberty, SC

DUKES AEROSPACE
Fuel pumps, solenoids, pneumatic valves and cabin pressure control systems
Northridge, CA

ELECTROMECH TECHNOLOGIES
Electromechanical equipment including actuators, motors, blowers, valves, liquid level sensors and electronics
Wichita, KS

HARCO LABORATORIES
Engine thermocouples, sensors, cable assemblies, and air data systems
Branford, CT

HARTWELL
Access latches, latching systems, complex door assemblies and other assemblies for aircraft
Placentia, CA

MARATHONNORCO AEROSPACE
Nickel-cadmium batteries, battery chargers, hold-open rods, support struts and coupling devices
Waco, TX

SCHNELLER
Decorative laminates and non-textile flooring for all commercial aircraft platforms
Kent, OH

SEMCO INSTRUMENTS
Aircraft engine sensors, electronic controls and electrical cables for gas turbine aircraft engines
Valencia, CA

SKURKA AEROSPACE
AC/DC motors, fans, blowers, speed transducers and tachometers
Camarillo, CA

TECHNICAL AIRBORNE COMPONENTS (TAC)
Custom-engineered control, structural and system rods
Milmort, Belgium

OFFICERS AND BOARD OF DIRECTORS

CORPORATE MANAGEMENT

Pictured left to right:

W. NICHOLAS HOWLEY
Chief Executive Officer and
Chairman of the Board of Directors

RAYMOND F. LAUBENTHAL
President and Chief Operating Officer

GREGORY RUFUS
Executive Vice President,
Chief Financial Officer and Secretary

ROBERT S. HENDERSON
Executive Vice President

BERNT G. IVERSEN, II
Executive Vice President –
Business Development and
Mergers & Acquisitions

JOHN F. LEARY
Executive Vice President

PETER PALMER
Executive Vice President

JAMES SKULINA
Executive Vice President










OPERATING UNIT MANAGEMENT

KEVIN MCHENRY
President, Adams Rite Aerospace, Inc.

BRADY FITZPATRICK
President, AdelWiggins Group

PAULA WHEELER
President, Aero Fluid Products

ROGER V. JONES
President, AeroControlex Group

PETER MILLER
President, AmSafe Commercial Products

WILLARD HAGAN
President, AmSafe Passenger Restraints

IAN KENTFIELD
President, AmSafe Restraints &
Specialty Devices

BRYCE WIEDEMAN
President, Avionic Instruments LLC

JORGE L. VALLADARES III
President, AvtechTyee

JOSEPH K. GROTE
General Manager, CDA InterCorp LLC

JAMES LIDDLE
President, Champion Aerospace LLC

JOHN KUSS
President, Dukes Aerospace, Inc.

DORIS HARMS
President, Electromech Technologies

MICHAEL MILARDO
President,
Harco Laboratories, Incorporated

JOEL REISS
President, Hartwell Corporation

JACK STIFFLER
President, MarathonNorco Aerospace, Inc.

MATTHEW MIKLOS
President, Schneller LLC

VINCENT SANDOVAL
President, Semco Instruments, Inc.

MICHAEL BARNABA
President, Skurka Aerospace Inc.

DIRK DHOOGE
President, Technical Airborne
Components Industries

JOHN R. PLANCHAK
President, Transicoil LLC

BOARD OF DIRECTORS

W. NICHOLAS HOWLEY (4)
Chief Executive Officer and
Chairman of the Board of Directors
TransDigm Group Incorporated

WILLIAM DRIES (2) (3)
Retired Senior Vice President and
Chief Financial Officer
EnPro Industries

MERVIN DUNN (1) (3)
Chief Executive Officer
Commercial Vehicle Group, Inc.

MICHAEL GRAFF (1)
Managing Director
Warburg Pincus LLC and
General Partner, Warburg Pincus & Co.

SEAN P. HENNESSY (1) (2)
Senior Vice President – Finance and
Chief Financial Officer
The Sherwin-Williams Company

DOUGLAS W. PEACOCK (2) (3) (4)
Retired Chairman of the
Board of Directors and past
Chief Executive Officer of TransDigm Inc.

ROBERT J. SMALL (1) (2) (4)
Managing Director
Berkshire Partners LLC

JOHN STAER
Chief Executive Officer, Satair A/S

(1) Compensation Committee
(2) Audit Committee
(3) Nominating & Corporate Governance Committee
(4) Executive Committee

TRANS
GROUP INC.

TRANSDIGM GROUP INCORPORATED
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Notice is hereby given that the Annual Meeting of Stockholders of TransDigm Group Incorporated, a Delaware corporation (the "Company"), will be held at 1301 East Ninth Street, 4th Floor, Cleveland, Ohio 44114, on Wednesday, March 6, 2013, at 9:00 a.m., local time, for the following purposes:

1. To elect two directors, each to serve a three-year term and until a successor has been duly elected and qualified;

2. To conduct an advisory vote on compensation paid to the Company's named executive officers;

3. To ratify the selection of Ernst & Young LLP as the Company's independent accountants for the Company's fiscal year ending September 30, 2013;

4. To vote on a stockholder proposal, if properly presented at the meeting; and

5. To transact such other business as may properly come before the meeting.

Only stockholders of record at the close of business on January 11, 2013 will be entitled to notice of and to vote at the meeting or any adjournment of the meeting. Stockholders are urged to complete, date and sign the enclosed proxy and return it in the enclosed envelope.

By order of the Board of Directors,



GREGORY RUFUS
Secretary

Dated: January 28, 2013

YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN YOUR PROXY.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON March 6, 2013.

The Proxy Statement and Proxy Card are available at
http://www.transdigm.com/phoenix.zhtml?c=196053&p=irol-irhome

TRANSDIGM GROUP INCORPORATED
PROXY STATEMENT

The Company's Board of Directors is sending you this proxy statement to ask for your vote as a stockholder of TransDigm Group Incorporated (the "Company") on certain matters to be voted on at the upcoming annual meeting of stockholders, which will be held at 1301 East Ninth Street, 4th Floor, Cleveland, Ohio 44114, on Wednesday, March 6, 2013, at 9:00 a.m., local time. The Company is mailing this proxy statement and the accompanying notice of meeting and proxy form, along with the Company's Annual Report to Stockholders, on or about January 28, 2013.

ABOUT THE MEETING

What is the purpose of the annual meeting of stockholders?

At the Company's annual meeting of stockholders, stockholders will act upon matters outlined in the accompanying notice of meeting, including the election of two directors, an advisory vote on executive compensation, the ratification of the Company's selection of its independent accountants and a stockholder proposal, if properly presented at the annual meeting of stockholders. The Company is not aware of any other matter that will be presented for your vote at the meeting.

Who is entitled to vote?

Only stockholders of record at the close of business on the record date, January 11, 2013, are entitled to receive notice of the meeting and to vote the shares of common stock that they held on the record date at the meeting, or any postponement or adjournment of the meeting. Each outstanding share of common stock entitles its holder to cast one vote on each matter to be voted on. As of the record date, the Company had outstanding 52,037,955 shares of common stock.

Who can attend the meeting?

Only stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Please note that if you hold your shares in "street name" (that is, through a broker or other nominee), your name does not appear in the Company's records, and you will need to bring a copy of your brokerage statement reflecting your ownership of shares of common stock as of the record date.

When and where is the meeting?

The meeting will be held at 1301 East Ninth Street, 4th Floor, Cleveland, Ohio 44114, on Wednesday, March 6, 2013, at 9:00 a.m., local time. For directions to the meeting, call Investor Relations at (216) 706-2945.

Who is soliciting my proxy?

This solicitation of proxies is made by and on behalf of the Company's Board of Directors. The Company will bear the cost of the solicitation of proxies. In addition to the solicitation of proxies by mail, regular employees of the Company and its subsidiaries may solicit proxies by telephone, facsimile or email, and Alliance Advisors, LLC, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003, has been retained at an estimated cost of $11,000 plus customary costs and expenses, to aid in the solicitation of proxies from brokers, institutional holders and individuals who own a large number of shares of common stock. The Company's employees will not receive any additional compensation for their participation in the solicitation.

How do I vote by proxy?

Whether or not you plan to attend the annual meeting, the Company urges you to complete, sign and date the enclosed proxy form and to return it in the envelope provided. Returning the proxy form will not affect your right to attend the annual meeting.

If you properly complete your proxy form and send it to the Company in time to vote, your proxy (one of the individuals named in the proxy form) will vote your shares as you have directed. If you sign the proxy form but do not make specific choices, your proxy will vote your shares as recommended by the Board of Directors to elect the director nominees listed in "Election of Directors," in favor of the proposal to approve the compensation paid to the Company's named executive officers, in favor of ratification of the selection of Ernst & Young as the Company's independent accountants, and will abstain from voting on the stockholder proposal.

If any other matter is presented, your proxy will vote in accordance with his best judgment. As of the date of this proxy statement, the Company is not aware of other matters to be acted on at the annual meeting other than those matters described in this proxy statement.

May I revoke my proxy?

If you give a proxy, you may revoke it at any time before it is exercised by giving written notice to the Company at its principal executive offices located at 1301 East Ninth Street, Suite 3000, Cleveland, Ohio 44114, or by giving notice to the Company in open meeting. It is important to note that your presence at the annual meeting, without any further action on your part, will not revoke your previously granted proxy.

What constitutes a quorum?

The presence at the annual meeting, either in person or by proxy, of the holders of a majority of the aggregate number of shares of common stock outstanding on the record date will represent a quorum permitting the conduct of business at the meeting. Proxies received by the Company marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What vote is required to approve each proposal assuming that a quorum is present at the Annual Meeting?

The two nominees receiving the greatest number of votes 'FOR' election will be elected as directors. If you do not vote for a particular director nominee, or if you indicate 'WITHHOLD AUTHORITY' for a particular nominee on your proxy form, your vote will not count either for or against the nominee. If your shares are held in "street name" by a broker or nominee indicating on a proxy that it does not have authority to vote on this or any other proposal, this will result in a "broker non-vote," which will not count as a vote for or a vote against any of the nominees.

The approval of executive compensation is an advisory vote; however, the Board of Directors and the Compensation Committee will consider the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the proposal as approval of the compensation paid to the Company's named executive officers. Broker non-votes will not have a positive or negative effect on the outcome of this proposal. Abstentions will have the same effect as a vote against the proposal.

Although the Company's independent accountants may be selected by the Audit Committee of the Board of Directors without stockholder approval, the Audit Committee will consider the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the proposal to be a ratification by the stockholders of the selection of Ernst & Young LLP as the Company's independent accountants. Broker non-votes will not have a positive or negative effect on the outcome of this proposal. Abstentions will have the same effect as a vote against the proposal.

The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the proposal is required for approval of the stockholder proposal. Broker non-votes will not have a positive or negative effect on the outcome of this proposal. Abstentions will have the same effect as a vote against the proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 17, 2012 with respect to each person known to be a beneficial owner of more than five percent of the outstanding common stock, each director and named executive officer of the Company and all directors and executive officers of the Company as a group. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. None of the shares held by directors or executive officers are pledged.

	Amount and Nature of Common Stock Beneficially Owned[1]			
Beneficial Owner	**Shares**	**Shares Subject to Options Currently Exercisable or Exercisable within 60 Days**	**Total Number of Shares**	**Percentage of Class**
Berkshire Fund VII, L.P.[2]	3,961,027	—	3,961,027	7.61%
Lone Pine Capital LLC[3]	3,472,092	—	3,472,092	6.67%
Directors				
William Dries	400	1,500	1,900	*
Mervin Dunn	1,431	9,540	10,971	*
Michael Graff[4]	36,523	15,900	52,423	*
Sean P. Hennessy	15,005	9,540	24,545	*
W. Nicholas Howley[5]	—	527,379	527,329	1.01%
Douglas W. Peacock	787	9,540	10,327	*
Robert J. Small[6]	3,985,928	2,970	3,988,898	7.67%
John Staer	91	800	891	*
Named Executive Officers				
Gregory Rufus[7]	—	139,920	139,920	*
James Skulina	20,000	90,359	110,359	*
Peter Palmer	—	34,290	34,290	*
John Leary	—	93,408	93,408	*
All directors and executive officers as a group (15 persons)[8]	4,120,234	1,514,546	5,634,780	10.52%

* less than 1%

(1) Includes shares of which the listed beneficial owner is deemed to have the right to acquire beneficial ownership under Rule 13d-3 under the Securities Exchange Act, as amended (the "Exchange Act"), within 60 days of December 17, 2012. The number of shares outstanding used in calculating the percentage of beneficial ownership for each person listed below includes the shares underlying options held by such persons that are exercisable within 60 days of December 17, 2012, but excludes shares underlying options held by any other person. Percentage of ownership is based on 52,026,861 shares of common stock of the Company outstanding as of December 17, 2012.

(2) Information obtained from a Schedule 13D/A filed by Berkshire Fund VII, L.P. ("Fund VII"), Berkshire Fund VII-A, L.P. ("Fund VII-A"), Berkshire Investors LLC ("Investors"), Berkshire Investors III LLC ("Investors III"), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), Stockbridge Partners LLC ("SP"), Stockbridge Fund M, L.P. ("SFM"), Stockbridge Absolute Return Fund, L.P. ("SARF") and Stockbridge Master Fund (OS), L.P. ("SOS") on March 6, 2012 and from information obtained from Berkshire Partners LLC. Seventh Berkshire Associates LLC, a Massachusetts limited liability company ("7BA"), is the general partner of Fund VII and Fund VII-A. Stockbridge Associates LLC, a Delaware limited liability company ("SA"), is the general partner of SF, SFM, SARF and SOS. As of December 31, 2012, the managing members of 7BA are Michael C. Ascione, Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, Christopher J. Hadley, Sharlyn C. Heslam, Elizabeth L. Hoffman,

Ross M. Jones, Lawrence S. Hamelsky, Richard K. Lubin, Joshua A. Lutzker, David R. Peeler, Robert J. Small and Edward J. Whelan (the "Berkshire Principals"). Mr. Small is a director of the Company. The Berkshire Principals are also the managing members of Investors, Investors III and SA. Fund VII, Fund VII-A, Investors, Investors III, SF, SP, SFM, SARF and SOS often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire Partners"), is the investment advisor to Fund VII and Fund VII-A (collectively, the "Funds"). Berkshire Partners, the Funds and 7BA acknowledge that they are part of a "group" for purposes of Section 13(d)(3) of the Exchange Act. Investors, Investors III, SF, SA, SP, SFM, SARF and SOS may also be deemed to constitute a part of a "group" along with Berkshire Partners, the Funds and 7BA for purposes of Section 13(d)(3) of the Act. However, the filing parties do not admit that Investors, Investors III, SF, SA, SP, SFM, SARF or SOS are a part of a group, or have agreed to act as a part of a group. Fund VII directly holds 2,555,020 shares of common stock with sole voting and dispositive power. Fund VII-A directly holds 477,668 shares of common stock with sole voting and dispositive power. As the sole general partner of Fund VII and VII-A, 7BA may be deemed to beneficially own 3,739,029 shares of common stock held by Fund VII-A; however, 7BA disclaims beneficial ownership thereof. As investment advisor to Fund VII and Fund VII-A, Berkshire Partners may be deemed to beneficially own shares of common stock held by Fund VII and Fund VII-A; however, Berkshire Partners disclaims beneficial ownership thereof. Investors owns 50,519 shares of common stock with sole voting and dispositive power. Investors III owns 12,817 shares of common stock with sole voting power and dispositive power. SF directly holds 556,270 shares of common stock with sole voting and dispositive power. SFM directly holds 87,913 shares of common stock with sole voting and dispositive power. SARF directly holds 3,497 shares of common stock with sole voting and dispositive power. SOS directly holds 58,661 shares of common stock with sole voting and dispositive power. As the sole general partner of SF, SFM and SARF, SA may be deemed to beneficially own shares of common stock held by SF, SFM and SARF. However, SA disclaims beneficial ownership of such shares of common stock. SP manages investments for its clients and has limited discretionary voting power in respect of common stock. SP owns 158,662 shares of common stock over which it shares voting power and has full dispositive power. By virtue of their positions as managing members of 7BA, Investors, Investors III, SA and Berkshire Partners, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of common stock beneficially owned by Fund VII, Fund VII-A, Investors, Investors III, SF, SFM, SARF, SOS and SP. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund VII, Fund VII-A, Investors, Investors III, SF, SFM, SARF, SOS or SP, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of common stock. Two of the Berkshire Principals beneficially own shares of common stock, which are not reported as holdings under the Fund VII line item in the table above. Robert J. Small, a director of the Company, owns and has sole voting and dispositive power with respect to 24,901 shares of common stock (which are separately reported in the table) (see footnote (8) below). Ross M. Jones is a trustee of a foundation that owns 4,000 shares of common stock and has shared voting and shared dispositive power with respect thereto. The address of each reporting person is c/o Berkshire Partners LLC, One Boston Place, 33rd floor, Boston, Massachusetts 02108.

(3) Number of shares held obtained from a Form 13F-HR filed by Lone Pine Capital LLC with the Securities Exchange Commission on November 14, 2012 with respect to its holdings as of September 30, 2012. Information obtained from a Schedule 13G/A filed February 14, 2012 by Lone Spruce, L.P. ("Lone Spruce"), Lone Balsam, L.P. ("Lone Balsam"), Lone Sequoia, L.P. ("Lone Sequoia"), Lone Cascade, L.P. ("Lone Cascade") , Lone Sierra, L.P. ("Lone Sierra"), Lone Pine Associates LLC ("Lone Pine Associates"), Lone Pine Members LLC ("Lone Pine Members"), Lone Pine Capital LLC ("Lone Pine Capital") and Stephen F. Mandel, Jr. Shares are directly owned by Lone Spruce, Lone Balsam, Lone Sequoia, Lone Cascade and Lone Sierra. Lone Pine Associates may be deemed to beneficially own the shares held by Lone Spruce, Lone Balsam and Lone Sequoia. Lone Pine Members may be deemed to beneficially own the shares held by Lone Cascade and Lone Sierra. In addition, Lone Pine Capital is the investment manager for Lone Cypress, Ltd. ("Lone Cypress"), Lone Kauri, Ltd. ("Lone Kauri") and Lone Monterey Master Fund, Ltd. ("Lone Monterey Master Fund") and may be deemed to beneficially own shares held by each of them. Mr. Mandel may be deemed to beneficially own the shares held by Lone Spruce, Lone Balsam,

Lone Sequoia, Lone Cascade, Lone Sierra, Lone Cypress, Lone Kauri and Lone Monterey Master Fund. The address of the business office of each of the foregoing persons is Two Greenwich Plaza, Greenwich, Connecticut 06830.

(4) Includes 3,382 shares held by Mr. Graff as the trustee of certain trusts created for the benefit of his minor children and 16,096 shares held by a trustee of a trust created by Mr. Graff's wife for the benefit of their children.

(5) Includes options to purchase 19,525 shares that are held by Bratenahl Investments, Ltd. By virtue of his indirect ownership interest in Bratenahl Investments, Ltd., Mr. Howley may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under Exchange Act) of the options that are owned by Bratenahl Investments, Ltd. Mr. Howley disclaims beneficial ownership of all options owned by Bratenahl Investments, Ltd. and reported herein as beneficially owned except to the extent of any pecuniary interest therein.

(6) Includes 3,961,027 held by entities related to Berkshire Fund VII, L.P. (see footnote (2) above). Mr. Small disclaims beneficial ownership of all shares owned by the Berkshire entities except to the extent of any pecuniary interest therein. Also includes 1,406 shares held by Mr. Small as trustee over which he has voting power but does not have any economic interest.

(7) Includes 29,920 options to purchase shares of common stock that are held by the Irrevocable Trust, Gregory Rufus and Kathy M. Rufus as Grantors and Jeffrey P. Consolo as Trustee, dated December 8, 2012.

(8) Includes shares subject to options exercisable within 60 days of December 15, 2012. Includes (i) 3,382 shares held by Mr. Graff as trustee and 16,096 held by a trustee of a trust created by Mr. Graff's wife (see footnote (4) above), (ii) 19,525 options to purchase shares of common stock, which Mr. Howley may be deemed to beneficially own by virtue of his indirect ownership interest in Bratenahl Investments, Ltd. (see footnote (5) above), (iii) 3,961,027 shares held by entities related to Berkshire Fund IV, L.P. and 1,406 shares held by Mr. Small as trustee (see footnote (6) above), and (iv) 29,920 options to purchase shares of common stock, which are held in trust (see footnote (7) above).

PROPOSAL ONE: ELECTION OF DIRECTORS

The Company's Board of Directors is divided into three staggered classes of directors, each consisting of the same or nearly the same number of directors. The total number of directors is currently fixed at eight. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. At the annual meeting, the terms of the Class I directors are expiring. Unless you specify otherwise, the shares of common stock represented by your proxy will be voted to re-elect Messrs. Dunn and Graff. The two nominees receiving the most votes will be elected as Class I directors. If elected, each nominee will serve as a director for a three-year term and until his successor is duly elected and qualified.

If for any reason any of the nominees is not a candidate when the election occurs (which is not expected), the Board of Directors intends that proxies will be voted for the election of a substitute nominee designated by the Board of Directors as recommended by the Nominating and Corporate Governance Committee. The following information is furnished with respect to each person nominated for election as a director.

Nominees for Election as Class I Directors at the Annual Meeting

Name	Age	Length of Service as Director	Position with the Company
Mervin Dunn	59	Since 2007	Director
Michael S. Graff	61	Since 2003	Director

Mr. Dunn was named a director of the Company in September 2007. Mr. Dunn is the Chief Executive Officer of Commercial Vehicle Group, Inc., a NASDAQ-listed supplier of systems for the commercial vehicle market. Mr. Dunn has been with Commercial Vehicle Group, Inc. since November 1999. Mr. Dunn is also a director of Commercial Vehicle Group, Inc.

Mr. Graff was named a director of the Company in July 2003. Mr. Graff has served as a member and managing director of Warburg Pincus LLC and as a general partner of Warburg Pincus & Co., a private equity firm, since October 2003. Mr. Graff served as an advisor to Warburg Pincus LLC from July 2002 until October 2003. Prior to joining Warburg Pincus, Mr. Graff was President and Chief Operating Officer of Bombardier Aerospace, an aerospace manufacturer. Mr. Graff is a director of Builders FirstSource, Inc., a NASDAQ-listed manufacturer and distributor, and Polypore International, Inc., an NYSE-listed manufacturer of polymer-based membranes. Mr. Graff is also a director of several other privately held companies.

The Board of Directors recommends that the stockholders vote FOR the nominees for election set forth above.

Business Experience of Class II and Class III Directors

The following table sets forth certain information concerning the Company's other directors:

Name	Age	Position with the Company
William Dries	61	Director
Sean P. Hennessy	55	Director
W. Nicholas Howley	60	Chief Executive Officer and Chairman of the Board of Directors of the Company
Douglas W. Peacock	74	Director
Robert Small	46	Director
John Staer	61	Director

Mr. Dries was named a director of the Company in April 2011. Mr. Dries is a certified public accountant. From 2002 until 2011, Mr. Dries was Senior Vice President and Chief Financial Officer of EnPro Industries, Inc., a manufacturer of engineered industrial products. Prior to that, Mr. Dries was employed by United Dominion Industries, Inc. and Ernst & Young LLP. Mr. Dries is a director of Polypore International, Inc., an NYSE-listed manufacturer of polymer-based membranes.

Mr. Hennessy was named a director of the Company in April 2006. Mr. Hennessy has served as the Chief Financial Officer of The Sherwin Williams Company, a manufacturer and distributor of coatings and related products, since 2001. Mr. Hennessy is a certified public accountant.

Mr. Howley was named Chairman of the Board of Directors in July 2003. Mr. Howley was a founder of TransDigm Inc. and has served as Chief Executive Officer of the Company since December 2005 and of TransDigm Inc. since December 2001. Mr. Howley served as President of the Company from July 2003 until December 2005 and served as President of TransDigm Inc. from December 1998 through September 2005. Mr. Howley was a director of Polypore International, Inc., an NYSE-listed manufacturer of polymer-based membranes through November 2012. Through October 2011, Mr. Howley was a director of Satair A/S, a Danish public company that is an aerospace distributor, including a distributor of the Company's products.

Mr. Peacock was named a director of the Company in July 2003. Mr. Peacock was a founder of TransDigm Inc. and served as its President from 1993 to 1998, its Chief Executive Officer from 1993 to 2001 and its Chairman from 1993 until July 2003. Mr. Peacock has also previously served as a director of privately held companies.

Mr. Small was named a director of the Company in March 2010. Mr. Small has been a Managing Director of Berkshire Partners LLC ("Berkshire"), a private equity investment firm, since 2000 and initially joined the firm in 1992. Since its inception in 2007, Mr. Small has directed Stockbridge Partners LLC, a specialized investment group within Berkshire focused on marketable securities. Mr. Small was formerly a director of Hexcel Corporation, a composite materials producer primarily for aerospace and wind energy applications, and other privately held companies.

Mr. Staer was named a director in January 2012. Mr. Staer has been the Chief Executive Officer of Satair A/S, a subsidiary of Airbus ("Satair"), and a distributor of aerospace products, including parts manufactured by subsidiaries of the Company, since 1994. Mr. Staer is a director of Ambu A/S, a Danish public company that is a manufacturer of hospital and rescue service equipment, and Dalhoff Larsen & Horneman A/S, a Danish public company that is a supplier of timber and wood products. Mr. Staer was appointed as a director by the Board of Directors at the recommendation of the Nominating and Governance Committee. Mr. Staer was recommended to the Board of Directors by Mr. Howley. Mr. Staer was ultimately recommended by the Nominating and Corporate Governance Committee and elected by the Board of Directors in light of his qualifications discussed under "CORPORATE GOVERNANCE—Nominating and Corporate Governance Committee."

DIRECTOR COMPENSATION

Mr. Howley, the only director who is also an employee of the Company, does not receive any director fees. In 2012, compensation for non-employee directors included the following:

- An annual retainer fee of $30,000, with such fee being paid, at the option of each director, either in cash or shares of the Company's common stock, paid semi-annually in arrears.
- A fee of $2,500 for each meeting of the Board of Directors attended, paid semi-annually in arrears.
- A fee of $1,000 for each meeting of any committee of the Board of Directors attended, paid semi-annually in arrears.
- An additional retainer of $15,000 to the chairman of the Audit Committee, paid semi-annually in arrears.
- An additional retainer of $5,000 to the chairmen of the Compensation and Nominating and Governance Committees, paid semi-annually in arrears.

In addition, the Company had historically paid a $10,000 annual stock grant to directors. However, in fiscal 2009, the Board determined that the directors would instead receive approximately $50,000 (valued on a Black Scholes basis) of stock options granted on the same terms and conditions as those granted to Company employees, which would provide compensation for services provided in each of fiscal years 2009 through 2013. The grants, made in November 2008 to non-employee directors serving at that time, were to purchase 15,900 shares of common stock at a price of $27.08 and vest over five years. Mr. Small received a grant of options to purchase 5,500 shares of common stock on April 23, 2010 at a price of $56.71, which options will vest over three and a half years and are in lieu of annual equity compensation for Mr. Small's service as a director for fiscal 2010 through 2013. Mr. Dries received a grant of options to purchase 3,000 shares of common stock on April 28, 2011 at a price of $81.50, which options will vest over two and a half years and are in lieu of annual equity compensation for Mr. Dries' service as a director for fiscal 2011 through 2013. Mr. Staer received a grant of options to purchase 1,600 shares of common stock on April 20, 2012 at a price of $122.25, which options vest over one and a half years and are in lieu of annual equity compensation for Mr. Staer's service as a director for fiscal 2012 through 2013. The terms of the options are discussed in greater detail under "Executive Compensation-Equity Based Incentives-Options."

In addition, pursuant to an agreement entered into in 1999 between TransDigm Inc. and Mr. Peacock, TransDigm Inc. is obligated to provide Mr. Peacock and his wife medical and dental insurance coverage comparable to that they were receiving at the time of Mr. Peacock's retirement. In light of the Company's transition to self-insurance, in 2007 TransDigm Inc. and Mr. Peacock agreed that TransDigm Inc. would satisfy its obligations under the 1999 agreement by paying for Mr. Peacock's Medicare and dental insurance coverage, Mrs. Peacock's medical and dental insurance coverage, and supplemental medical reimbursement coverage for both Mr. and Mrs. Peacock, less the amount of any Company employee portion of the premium under the Company's self-insurance program as if Mr. and Mrs. Peacock were covered under those benefit plans. TransDigm Inc. also agreed to retain a health insurance consultant to assist Mr. and Mrs. Peacock in evaluating coverage and handling the administrative burden of the Medicare and insurance enrollment process at the outset and thereafter managing claims issues. These payments are made on a "grossed-up" basis for federal income tax purposes, but no gross-up payment related to fiscal 2012 has yet been made. The cost of coverage and related services under these arrangements in fiscal 2012 was $15,634 and the cost of the gross-up payment for 2011, paid in January 2012, was $24,762

The following table sets forth the compensation paid to the Company's non-employee directors during 2012:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[1]	Option Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
William Dries	19,013	29,987		—	49,000
Mervin Dunn	35,011	14,989	—	19,828	69,828
Michael S. Graff	25,013	29,987	—	19,828	74,828
Sean P. Hennessy	35,013	29,987	—	19,828	84,828
Douglas W. Peacock	54,000	—	—	60,224	114,224
Robert J. Small	50,000	—	—	—	50,000
John Staer[4]	20,011	14,989	77,553	—	112,553

(1) Messrs. Dries, Dunn, Graff, Hennessy and Staer elected to receive the first installment of their semi-annual board retainer fees as stock. The shares were issued based on a value established on March 15, 2012, on which date the closing price of the common stock on the New York Stock Exchange was $115.30. Messrs. Dries and Graff elected to receive the second installment of their semi-annual board retainer fees as stock. The shares were issued based on a value established on September 15, 2012, on which date the closing price of the common stock on the New York Stock Exchange was $145.61.

(2) The amount reported represents the grant date fair value of stock options awarded during 2012 under the Company's 2006 Stock Incentive Plan. See Note 16 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal year 2012 for information on the grant date fair value of awards and a description of the assumptions used in that computation.

(3) Includes amounts paid under the Company's dividend equivalent plans (and, for Mr. Graff, an amendment to his option agreement dated June 2004 to conform the dividend equivalent payment provisions in his option agreement to the dividend equivalent plans). Also includes $40,396 for Mr. Peacock, constituting the net amounts paid to or on behalf of Mr. Peacock or his wife for medical insurance coverage or medical claims pursuant to the agreement between Mr. Peacock and TransDigm Inc. described above.

(4) Mr. Staer was elected to the Board of Directors on January 20, 2012.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines, which guide the Board of Directors in the performance of its responsibilities to serve the best interests of the Company and its stockholders. A copy of the Company's Corporate Governance Guidelines is posted on the Company's website, *www.transdigm.com,* under "Investor Relations—Corporate Governance" and is available to any stockholder in writing upon request to the Company. The Board of Directors reviews the Corporate Governance Guidelines periodically.

Codes of Ethics & Whistleblower Policy

The Company is committed to integrity and ethical behavior and has adopted a Code of Ethics for Senior Financial Officers, a Code of Business Conduct and Ethics and a Whistleblower Policy.

Code of Ethics for Senior Financial Officers. The Company has a Code of Ethics for Senior Financial Officers that applies to the chief executive officer, president and chief operating officer, chief financial officer, division presidents, controllers, director of treasury management and chief internal auditor (collectively, "Senior

Financial Officers") of the Company. This code requires Senior Financial Officers to act with honesty and integrity; to endeavor to provide information that is full, fair, accurate, timely and understandable in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and other public filings or communications made by the Company; to endeavor to comply with all laws, rules and regulations of federal, state and local governments and all applicable private or public regulatory agencies; to not knowingly or recklessly misrepresent material facts or allow their independent judgment to be compromised; to not use for personal advantage confidential information acquired in the course of their employment; to proactively promote ethical behavior among peers and subordinates in the work place; and to promptly report any violation or suspected violation of this code to the Audit Committee. Only the Audit Committee or the Board of Directors may waive any provision of the code with respect to a Senior Financial Officer. Any such waiver, or any amendment to the code, will be promptly disclosed on the Company's website and as otherwise required by rule or regulation. This code is posted on the Company's website, *www.transdigm.com,* under "Investor Relations—Corporate Governance" and is available to any stockholder in writing upon request to the Company.

Code of Business Conduct and Ethics. The Company also has a Code of Business Conduct and Ethics that addresses the Company's commitment to honesty, integrity and the ethical behavior of the Company's employees, officers and directors. This code governs the actions, interactions and working relationships of the Company's employees, officers and directors with customers, fellow employees, competitors, government and self-regulatory agencies, investors, the public, the media, and anyone else with whom the Company has or may have contact. The code sets forth the expectation that employees, officers and directors will conduct business legally and addresses conflict of interest situations, protection and use of Company assets, corporate opportunities, fair dealing, confidentiality and reporting of illegal or unethical behavior. Only the Board of Directors or the Nominating and Corporate Governance Committee may waive any provision of the code with respect to an executive officer or director. Any such waiver will be promptly disclosed on the Company's website and as otherwise may be required by rule or regulation. This code is posted on the Company's website, *www.transdigm.com,* under "Investor Relations—Corporate Governance" and is available to any stockholder in writing upon request to the Company.

Whistleblower Policy. The purpose of the Whistleblower Policy is to encourage all employees to disclose any alleged wrongdoing that may adversely impact the Company, the Company's customers, stockholders, fellow employees, investors or the public at large without fear of retaliation. The policy sets forth procedures for the reporting of alleged financial (including auditing, accounting and internal control matters) and non-financial wrongdoing by employees on a confidential and anonymous basis and by other interested third parties, and a process for investigating such reported acts of alleged wrongdoing and retaliation. Reports may be made directly to the Chief Financial Officer, the Audit Committee or to Business Controls, Inc., a third party service retained on behalf of the Audit Committee. The Audit Committee chair receives notices of complaints reported under the policy and oversees the investigation of such complaints. The Whistleblower Policy is posted on the Company's website, *www.transdigm.com,* under "Investor Relations—Corporate Governance" and is available to any stockholder in writing upon request to the Company.

Board Composition

The Company's Board of Directors is divided into three staggered classes of directors, each consisting of the same or nearly the same number of directors. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the Annual Meeting of Stockholders to be held during the years 2013 for the Class I directors (the meeting to which this proxy statement relates), 2014 for the Class II directors and 2015 for the Class III directors.

- The Class I directors are Messrs. Dunn and Graff;
- The Class II directors are Messrs. Hennessy, Peacock and Staer; and
- The Class III directors are Messrs. Dries, Howley and Small.

The Company's amended and restated certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time by a resolution of the majority of its Board of Directors. On January 20, 2012, the Board of Directors fixed the number of directors at eight and elected Mr. Staer to fill the vacancy. Mr. Staer was made a Class II director with a term expiring in 2014 in order to distribute the number of directors among the three classes so, as nearly as possible, each class will consists of one-third of directors. In the future, any additional directorships resulting from an increase in the number of directors will be similarly distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. The division of the Company's Board of Directors into three classes with staggered three-year terms may delay or prevent a change of the Company's management or a change in control.

Independence of Directors

During fiscal 2012 all of the directors, other than Messrs. Howley and Staer, were considered to be "independent directors" within the meaning of the New York Stock Exchange's listing standards. In determining that Mr. Peacock was independent, the Board considered the insurance arrangement between Mr. Peacock and the Company described in this proxy statement under "Director Compensation." The Company does not have separate criteria for determining independence, different from the NYSE listing standards.

The Board of Directors reviews periodically the relationships that each director or nominee has with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). Those directors or nominees whom the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) as specified in the listing standards of the NYSE will be considered independent.

Board Leadership Structure

The Board leadership structure is comprised of a combined Chief Executive Officer and Chairman of the Board of Directors. The Board believes that combining the function of Chief Executive Officer and Chairman of the Board is appropriate for the Company because it ensures that the Board of Directors focuses on important strategic objectives and understands challenges facing the Company in its day-to-day operations. This combined role is balanced by the independence of the other directors and the role of the presiding director described below.

Presiding Director

The presiding director is an independent director that leads the executive sessions of the non-management directors. The Board designates the presiding director on a rotating basis.

Board's Role in Risk Management Oversight

The Board of Directors oversees the process of risk management. Members of management regularly communicate with the Board regarding the Company's risk exposure and its efforts to monitor and mitigate such risks. Specifically, the Company's executive officers annually meet in person to discuss the material risks facing the Company and ways to mitigate those risks. Management then provides a written summary of its findings to the full Board and the Board reviews and discusses such risks at a regularly scheduled Board meeting.

Board Meetings

During the fiscal year ended September 30, 2012, the Board of Directors held four meetings. Each director attended more than 75% of the aggregate number of meetings of the Board of Directors and committees on which he served in fiscal 2012. The Company has not established a formal policy regarding director attendance at the Company's annual meeting of stockholders. However, the Company expects that directors will attend if possible. One director attended the 2012 annual meeting of stockholders.

After each meeting of the Board of Directors, non-management directors meet independently of the Chairman of the Board. In fiscal 2012, the non-management directors met after each regularly scheduled Board meeting. The independent directors met once.

Board Committees

During fiscal 2012, the Board of Directors had an Executive Committee, a Nominating and Corporate Governance Committee, an Audit Committee and a Compensation Committee. The Board of Directors has approved written charters for the Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee, which can be found under the "Investor Relations—Corporate Governance" section of the Company's website at *www.transdigm.com* and are available to any stockholder in writing upon request to the Company. Each of the Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee conducts a self-evaluation and review of its charter annually.

Executive Committee

The Executive Committee, which consists of Messrs. Howley (Chairman), Peacock and Small, possesses the power of the Board of Directors in the management of the business and affairs of the Company during the intervals between meetings of the Board of Directors. The Executive Committee held no formal meetings during fiscal 2012, although it did act by unanimous written consent.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee oversees and assists the Board of Directors in identifying and recommending nominees for election as directors; recommends to the Board qualifications for committee membership, structure and operation; recommends to the Board directors to service on each committee; develops and recommends to the Board corporate governance policies and procedures; provides oversight with respect to corporate governance and ethical conduct; and leads the Board in its annual performance review. The Nominating and Corporate Governance Committee also oversees the Company's succession planning. The Nominating and Corporate Governance Committee reviews and evaluates, at least annually, its performance under its charter. The Nominating and Corporate Governance Committee held four meetings during fiscal year 2012.

The members of the Nominating and Corporate Governance Committee are Messrs. Peacock (Chairman), Dries, Dunn and Graff. Each of Messrs. Peacock, Dries, Dunn and Graff is an independent director within the meaning of the NYSE's listing standards.

In its role as the nominating body for the Board, the Nominating and Corporate Governance Committee recommends potential director candidates to the Board. In making its recommendations, consistent with the Company's Nominating and Corporate Governance Committee charter, the Nominating and Corporate Governance Committee considers members' qualification as independent, as well as diversity, age, strategic and financial skills and experience in the context of the needs of the Board, as a whole. The Nominating and Corporate Governance Committee charter requires the selection of prospective Board members with personal and professional integrity, who have demonstrated appropriate ability and judgment and who the Nominating and Corporate Governance Committee believes will be effective, in conjunction with the other members of the Board, in collectively serving the long-term interests of the Company and its stockholders. Other than the foregoing, there are no stated minimum criteria for director nominees, and the Governance and Nomination Committee may also consider such other factors as it deems appropriate in the best interests of the Company and its stockholders. Other than the consideration of diversity as one of the factors to be considered in recommending a director nominee consistent with the Nominating and Corporate Governance Committee's charter, the Nominating and Corporate Governance Committee does not have a policy specifically focused on diversity.

The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. If any Board member does not wish to continue in service or if the Nominating and Corporate Governance Committee or the Board decides not to nominate a member for re-election, then the Committee identifies the desired skills and experience in light of the criteria outlined above. The Nominating and Corporate Governance Committee then establishes a pool of potential director candidates from recommendations from the Board, senior management and stockholders.

Each of the members of the Board was chosen to be a director or nominee because the Board and the Nominating and Corporate Governance Committee believed that he had demonstrated leadership experience, specific industry or manufacturing experience and experience with capital market transactions. Every director holds or has held executive officer positions in organizations that have provided experience in management and leadership development. The Board and the Nominating and Corporate Governance Committee believes that these skills and qualifications combined with each director's diverse background and ability to work in a positive and collegial fashion benefit the Company and the Company's stockholders by creating a strong and effective Board. Set forth below are the conclusions reached by the Nominating and Corporate Governance Committee with respect to each member of the Board or nominee:

W. Nicholas Howley. As a cofounder of the Company, Mr. Howley brings to the Board an extensive understanding of the Company's business. As the Chief Executive Officer of the Company since December 2005 and of TransDigm Inc. since December 2001, President of the Company from July 2003 until December 2005 and President of TransDigm Inc. from December 1998 through September 2005, Mr. Howley has played an integral role in the Company's establishment and implementation of its core value drivers on an ongoing basis and in its rapid and strategic growth.

William Dries. As a certified public accountant and the former chief financial officer of two public companies, both engaged in manufacturing of highly engineered industrial products, and as director and audit committee member of another NYSE-listed public company, Mr. Dries' finance background and public company experience is valuable to the Company and provides additional financial depth to the audit committee. Mr. Dries' acquisitions and international experience is also useful for the Company.

Mervin Dunn. As Chief Executive Officer of Commercial Vehicle Group, Mr. Dunn brings to the Board his extensive acquisition experience and experience with domestic and international management of an engineered product business, as well as his experience being the chief executive of a public company, all of which are useful to the Board.

Michael Graff. Mr. Graff brings to the Board a knowledge of acquisitions and capital market transactions, as well as significant public company board experience, both acquired through his position as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co., private equity firms. Additionally, with his aerospace industry experience, including as the President of Business Aircraft of Bombardier and President and Chief Operating Officer of Bombardier Aerospace Group, and his previous management consulting background at McKinsey, Mr. Graff is valuable to the Company.

Sean Hennessy. As a certified public accountant and the chief financial officer of a public company engaged in manufacturing, Mr. Hennessy's finance background and public company experience is valuable to the Company and critical for his service on the Company's Board and as chair of its Audit Committee.

Douglas Peacock. As a cofounder of the Company and the retired Chief Executive Officer and Chairman of the Board of TransDigm Inc., as well as a diverse and lengthy experience at the senior management level in a broad range of engineered products, Mr. Peacock brings to the Board an extensive understanding of the Company's business and he plays an integral role in shaping the Company's strategic direction.

Robert Small. Mr. Small brings to the Board a knowledge of acquisitions and capital market transactions, based on his years of experience in the private equity industry, as well as a breadth of board experience. Mr. Small is or has been a director of several of Berkshire's companies, including having previously served as director of Hexcel Corporation, a composite materials producer primarily for aerospace applications, which is publicly traded on the New York Stock Exchange.

John Staer. Mr. Staer is the Chief Executive Officer of Satair A/S, a subsidiary of Airbus, and a distributor of aerospace products, including parts manufactured by subsidiaries of the Company. Mr. Staer is a valuable addition to the board of directors because of his industry experience, international experience (including extensively in Europe and the Pacific Rim), mergers and acquisitions experience and finance background. Mr. Staer was recommended to the Board by Mr. Howley.

The Nominating and Corporate Governance Committee will consider suggestions forwarded by stockholders to the Secretary of the Company concerning qualified candidates for election as directors. To recommend a prospective nominee for the Nominating and Corporate Governance Committee's consideration, a stockholder may submit the candidate's name and qualifications to the Company's Secretary, Gregory Rufus, at the following address: TransDigm Group Incorporated, 1301 East Ninth Street, Suite 3000, Cleveland, Ohio 44114 between November 6, 2013 and December 6, 2013. The Nominating and Corporate Governance Committee has not established specific minimum qualifications a candidate must have in order to be recommended to the Board of Directors. However, in determining qualifications for new directors, the Nominating and Corporate Governance Committee will consider potential members' qualifications as independent under the NYSE's listing standards, as well as diversity, age, skill and experience in the context of the needs of the Board of Directors. The Nominating and Corporate Governance Committee will consider a pool of potential Board candidates established from recommendations from stockholders and third parties, including management and current directors. Although the Nominating and Corporate Governance Committee may retain a Board search consultant to supplement the pool of potential Board candidates, it has not engaged a consultant at this time.

Audit Committee

The Audit Committee oversees a broad range of issues surrounding the Company's accounting and financial reporting processes and audits of the Company's financial statements. The Audit Committee (i) assists the Board of Directors in monitoring the integrity of the Company's financial statements, compliance with legal and regulatory requirements, independent auditor's qualifications and independence, and the performance of the Company's internal audit function and independent auditors, (ii) assumes direct responsibility for the appointment, compensation, retention and oversight of the work of the Company's independent auditors, (iii) provides a medium for consideration of matters relating to any audit issues, and (iv) prepares the Audit Committee report that the SEC rules require be included in the Company's annual proxy statement. The Audit Committee reviews and evaluates, at least annually, its performance under its charter. The Audit Committee held eight meetings during fiscal year 2012.

The members of the Audit Committee are Messrs. Hennessy (Chairman), Dries, Peacock and Small. The composition of the Audit Committee complies with all applicable NYSE rules, including the requirement that at least one member of the Audit Committee have accounting or related financial management expertise. The Board has determined that Messrs. Hennessy and Dries are Audit Committee financial experts. *See* "Business Experience of Directors" for a description of Mr. Hennessy's and Mr. Dries' relevant financial experience. All of the Committee members are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and within the meaning of the NYSE's listing standards.

Compensation Committee

The Compensation Committee discharges the responsibilities of the Board of Directors relating to compensation of the Company's executives, oversees the Company's compensation and employee benefit plans and practices, and produces the annual report that the SEC rules require be included in the Company's annual proxy statement. The Compensation Committee has sole discretion concerning administration of the Company's stock option plans, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards and the time at which awards will be granted, other than awards to directors, which are approved by the full Board. The Compensation Committee reviews and evaluates, at least annually, the performance of the Compensation Committee and its members, including compliance of the Compensation Committee with its charter. The Compensation Committee held seven meetings during fiscal year 2012.

The members of the Compensation Committee are Messrs. Graff (Chairman), Dunn, Hennessy and Small, each of whom is an independent director within the meaning of the NYSE's listing standards.

Stockholder Communication with Board of Directors

Any stockholder or other interested party who desires to communicate with any of the members of the Company's Board of Directors may do so electronically by sending an email to *ir@transdigm.com.* Alternatively, an individual may communicate with the members of the Board by writing to the Company, c/o Investor Relations, TransDigm Group Incorporated, 1301 East Ninth Street, Suite 3000, Cleveland, Ohio 44114. Communications may be addressed to an individual director, a Board committee, the independent directors or the full Board of Directors. Communications received by Investor Relations will be distributed to the appropriate directors. Solicitations for the sale of merchandise, publications or services of any kind will not be forwarded to the directors.

EXECUTIVE COMPENSATION

Executive Compensation Discussion and Analysis

The compensation of the Company's executive officers is determined by the Compensation Committee of the Board. The Compensation Committee is comprised of Messrs. Graff, Dunn, Hennessy and Small. Mr. Graff is Chairman of the Compensation Committee. The Compensation Committee has overall responsibility for establishing, implementing, and monitoring the executive compensation program for executive officers and operating unit presidents. Salary and bonus amounts, as well as option awards, for all officers other than Mr. Howley are recommended by Mr. Howley to the Compensation Committee for its approval. The Compensation Committee reviews Mr. Howley's recommendations in light of each operating unit's proposed budget and annual plan and each officer's performance evaluations. The Compensation Committee determines Mr. Howley's salary and bonus for Mr. Howley, without input from Mr. Howley with respect thereto. Individual performance, including the performance of the executive officer's business unit, if applicable, market conditions and other factors are considered in determining compensation. The Compensation Committee generally does not consider the tax or accounting treatment of items of compensation in structuring its compensation packages.

The Company was a privately held company until March of 2006. As a private equity portfolio company, management had an opportunity to earn a significant amount of compensation based on its equity ownership in the Company. The Compensation Committee believes this ownership mentality contributes significantly to incentivize and motivate management to create stockholder value. Because of the opportunity to realize a significant appreciation in the Company's equity value, the Compensation Committee has historically provided, and intends to continue to provide, executive officers with a cash compensation package that compensates them below the median cash compensation in the marketplace based on the Compensation Committee's knowledge of compensation practices within the industry and publicly available information.

2012 Executive Summary

2012 Financial Performance and Highlights

Fiscal 2012 was a very good year for the Company. The following are highlights of 2012 performance that impacted the Compensation Committee's decisions with respect to 2012 compensation:

- Net sales rose 41% to $1.7 billion.
- Net income from continuing operations rose 114% to $325 million
- Earnings per share rose 88% to $5.97 per share.
- EBITDA As Defined rose 37% to $809 million.
- Intrinsic value on a fully diluted basis—meaning a multiple of EBITDA less net debt divided by the fully diluted shares, which is the manner in which the Company measures its option performance—rose 50.5% during the year, and the market value of the Company's stock rose sharply.
- The Company completed its second largest ever acquisition—that of AmSafe—for approximately $750 million, in addition to the acquisitions of Harco Laboratories and Aero Instruments.
- The Company initiated four plant relocations and concluded two such relocations, with all such relocations proceeding well.

- The Company significantly outperformed the S&P Midcap 400 and the S&P Midcap 400 S&P Aeropsace & Defense indices over the previous year, as well as over a three-year and five-year period, as demonstrated in the graph below.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among TransDigm Group, Inc, the S&P Midcap 400 Index, and S&P MidCap 400 S&P Aerospace & Defense


$400
$350
$300
$250
$200
$150
$100
$50
$0
9/07
9/08
9/09
9/10
9/11
9/12
TransDigm Group, Inc
S&P Midcap 400
S&P MidCap 400 S&P Aerospace & Defense

*$100 invested on 9/30/07 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

	9/07	9/08	9/09	9/10	9/11	9/12
TransDigm Group Incorporated	100.00	74.89	108.97	159.11	209.42	363.79
S&P Midcap 400	100.00	83.32	80.73	95.08	93.87	120.65
S&P MidCap 400 S&P Aerospace & Defense	100.00	61.91	61.22	79.22	79.31	98.32

The Board of Directors commended the management team's leadership in the Company's achieving its business plan in a softening market and performing well as compared to its peers, while continuing to pursue the Company's long-term value drivers. The Compensation Committee believes that the Company's activities in 2012 created significant value for Company shareholders during 2012 and in the long-term.

2012 Compensation Committee Actions

The Compensation Committee's actions during 2012, including granting options, approving employment agreements for two new executive officers and certain amendments to options agreements for those new executive officers, and approving annual salaries and bonuses, were consistent with the past practices of the Company and the Compensation Committee. Of note, in 2012 the Compensation Committee abolished perquisites—those being company-paid automobiles, country club memberships and, for Mr. Howley, tax planning services—for executive officers and operating unit presidents commencing in fiscal 2013 and the employment agreements of executive officers were amended accordingly.

280G Gross Ups

Following the end of fiscal 2012, the Compensation Committee approved the elimination of excise tax (i.e., 280G) gross-ups in all future option awards. Options granted in November 2012, including those to executive officers, did not include any such gross-ups. 280G gross-ups contained in existing awards will remain outstanding, but will become less significant as the outstanding options vest, with all such gross-ups being eliminated by fiscal 2015. The employment agreements with the executive officers do not include any gross-up provisions.

Objectives of the Executive Compensation Program

The primary objective of the Compensation Committee in determining executive compensation is to provide a competitive total compensation package that enables the Company to attract and retain qualified executives and create a strong incentive to increase the Company's equity value. In light of the Compensation Committee's objective, the Compensation Committee determines executive compensation consistent with a philosophy of compensating executive officers based on their responsibilities and the Company's performance. The primary components of the Company's executive compensation program are base salaries, discretionary bonuses, performance based options, and retirement and welfare benefits, although the executive compensation program is heavily weighted towards compensation through performance-based options.

Each element of the executive compensation program is discussed below.

Elements of the Executive Compensation Program

Base Salary

The Company's philosophy is to pay base salaries at a level less than similarly situated companies, preferring instead to compensate officers through increased equity value. Specifically, the Company aims to pay cash compensation to executive officers and operating unit presidents at approximately 85% of the 50th percentile of the Company's peers. The base salaries and certain other annual compensation for the Company's executive officers in fiscal 2012 were determined with reference to the experience of the officers, the Company's past practice and the officers' individual performance.

The Compensation Committee periodically engages an independent consultant to survey the Company's peers' salaries and bonuses but no salary survey was conducted with respect to 2012 salaries. However, in November 2010 the Compensation Committee engaged Pay Governance to do a salary survey. Pay Governance did not provide any other services to the Company. In its review Pay Governance reviewed surveys of human resource consulting firms and proxies of the following peer group: Ametek Inc., Baldor Electric Co., BE Aerospace Inc., Crane, Donaldson Company, Inc., Dresser-Rand Group Inc., FLIR Systems, Inc., Gardner Denver Inc., Hologic Inc., IDEX Corporation, Illumina Inc., Itron, Inc., KLA-Tencor Corporation, Lam Research Corporation, Moog Inc., Pall Corp., PerkinElmer Inc., Roper Industries Inc., Snap-on Inc., Teleflex Incorporated, Trimble Navigation Limited, Trinity Industries Inc., Triumph Group, Inc. and Waters Corp. In addition, in connection with the Compensation Committee's consideration of a different pay structure for Mr. Howley in 2011 and the Company's proposal to increase the number of shares under the Company's Stock Incentive Plan which was approved at the 2011 annual meeting, the Compensation Committee engaged Veritas Executive Compensation Consultants, LLC to review the chief executive officer's compensation. Veritas did not provide any other services to the Company. In December 2010, Veritas presented information about CEO compensation and alternative payment arrangements for CEOs. As part of that information, Veritas included an analysis of CEO compensation for a peer group of high-tech manufacturing companies—many of whom had higher enterprise value than the Pay Governance peer group—deemed appropriate by Veritas and more appropriate to the size of the Company. Specifically, this peer group consisted of companies against which the Company competes for business or employees and/or that are similar in size or scope to the Company. The peer group included: Ametek, Inc., BorgWarner Inc., Flowserve Corporation, Garmin Ltd., Genuine Parts Company, Goodrich Corp., Harris Corporation, Illumina, Inc., ITT Corporation, L-3 Communications Holdings, Inc., Rockwell Automation, Inc., Rockwell Collins, Inc., Roper Industries, Inc., Textron Inc., TRW Automotive Holdings Corp, and Waters Corporation. In determining compensation for the named executive officers for 2011, the Compensation Committee averaged the Pay Governance and Veritas data.

Consistent with the factors annually considered by the Compensation Committee, the Compensation Committee determined that, effective January 1, 2012, the base salaries of the named executive officers, namely, Messrs. W. Nicholas Howley, Gregory Rufus and James Skulina should be $875,000, $415,000 and $310,000 per year, respectively. Mr. Peter Palmer was named Executive Vice President in February 2012 and his base salary was then set at $310,000. Mr. John Leary was named Executive Vice President in June 2012 and his base salary was then set at $335,000. When perquisites were eliminated on October 1, 2012, the base salaries of such named executive officers were increased to $905,500, $433,500, $323,500, $325,000 and $348,500, respectively.

Annual Incentives

The Compensation Committee has adopted a performance-based bonus program for corporate officers. For corporate officers, target bonus amounts based on a percentage of the officer's salary are set at the beginning of the year. Actual awards are determined solely at the discretion of the Compensation Committee. Factors considered by the Compensation Committee in establishing awards will generally include, but not be limited to, financial performance, corporate performance, and individual performance. Financial performance measures will be based primarily on Company EBITDA as defined in the Company's credit agreement and return on investment. Corporate performance is meant to subjectively evaluate the overall performance of the Company during the year taking into account a broad range of factors that impacted the Company's performance. It is not intended to be a numerical weighting of various factors. Items to be considered in evaluating the Company's corporate performance will generally include, but not be limited to, (1) degree of difficulty in the business plan, the market environment and general operating conditions, (2) performance against the Company's value creation goals, (3) specific organization or department-wide achievements, efforts or problems and (4) various other factors that may be unique to the business or the overall environment during the year. Individual performance is meant to subjectively evaluate the overall performance of the individual corporate officer taking into account a broad range of factors. Like the corporate performance, it is not intended to be a numerical weighting of factors. Items to be considered in evaluating individual performance will generally include, but not be limited to, (1) the degree of difficulty and effectiveness in performing the officer's job given the overall market environment, operating conditions and flexibility and responsiveness required, (2) performance by the officer in implementing the Company's value drivers, (3) exhibiting a clear pattern of open, honest and regular communication within the company and, if applicable, investors and the board of directors, (4) engaging in effective succession planning and organizational development, (5) performance in the specific requirements of the officer's job, including awareness and compliance with both specific Company policies and laws and regulations specific to the business environment, or, in the case of Mr. Howley, support, maintenance and regular evaluation of the effectiveness of the Company's long-term value focused strategy including the business and product definitions, the organization structure, the value drivers focus and acquisition activity and (6) various other factors that may be unique to the specific job or the overall environment during the year.

Mr. Rufus's target bonus was set at 65% of his annual salary; based on Mr. Rufus's current salary at the time of determination, his target bonus, in dollars, was $281,775. Based on the Compensation Committee's evaluation of the individual performance of Mr. Rufus, the Compensation Committee determined that Mr. Rufus should be awarded a bonus of $330,000 for fiscal 2012, or 117% of his target bonus. The increase in Mr. Rufus' bonus over his target bonus was, among other factors, attributable to the observations that the areas of Mr. Rufus' direct responsibility operated well in 2012, in spite of another year with a high rate of change; the financial statements, internal reporting and public reporting were timely and accurate, in spite of the changes; the Company engaged in significant capital raising activities and one large and two small acquisitions and one divestiture; Mr. Rufus did well in hiring and development of promotable employees.

Messrs. Skulina's, Palmer's and Leary's target bonuses were also set at 65% of their annual salaries. However, Mr. Skulina, Mr. Palmer and Mr. Leary each served a portion of the fiscal year as an operating unit president with a target bonus of 35% of his then salary. Thus, Mr. Skulina's prorated target bonus was $188,062, Mr. Palmer's prorated target bonus was $161,890 and Mr. Leary's prorated target bonus was $137,892. Based on the Compensation Committee's evaluation of the individual performance of each of these officers, the Compensation Committee determined that Mr. Skulina should be awarded a bonus of $215,000 for fiscal 2012, or 114% of his target bonus, Mr. Palmer should be awarded a bonus of $200,000 for fiscal 2012, or 124% of his target bonus and Mr. Leary should be awarded a bonus of $225,000 for fiscal 2012, or 163% of his target bonus. The increase in each of Messrs. Skulina's, Palmer's and Leary's bonuses generally aligns the bonus with what they would have received had they served as executive vice president for the entire fiscal year. The increase in Mr. Skulina's bonus over his target bonus was, among other factors, attributable to the observations that the operating units under Mr. Skulina's control did well financially and operationally in 2012; Mr. Skulina managed his expanded responsibilities well; and Mr. Skulina assisted with acquisition due diligence and the completion of the transition of the Talley actuator product line to the Aero Fluid Products' facility. The increase in Mr. Palmer's bonus over his target bonus was, among other factors, attributable to the observations that the operating units under Mr. Palmer's control did well financially and operationally in 2012; Mr. Palmer's attention to detail guided the new operating unit president who succeeded Mr. Palmer and assisted in the Boeing 787 production ramp up; Mr. Palmer worked significantly with an underperforming business unit to improve results; and Mr. Palmer is analytical and is developing his leadership style well in his new role. The increase in Mr. Leary's bonus over his target bonus was, among other factors, attributable to the observations that Mr. Leary's operating units performed very well with productivity results being better than plan; Mr. Leary's integration of the TransDigm culture at the operating unit where he was president; and Mr. Leary's strength at talent development.

For 2012, Mr. Howley's target bonus was set at 124% of his annual salary; based on Mr. Howley's current salary at the time of determination, his target bonus, in dollars, was $1,122,820. Based in part on the fact that the Company, under Mr. Howley's leadership, was outstanding in its success at creating shareholder value and exceeded all financial targets and successfully integrated a very large acquisition during the fiscal year, the Compensation Committee determined that Mr. Howley should be awarded a bonus of $1.2 million for fiscal 2012, or 107% of his target bonus.

Equity Based Incentives

Options

It is the Compensation Committee's goal that the largest portion of management's potential earnings come from growth in the Company's equity value. The Company believes that stock option grants are, and will continue to be, a valuable motivating tool and provide a long-term incentive to management. Stock option grants reinforce the long-term goal of increasing stockholder value by aligning the interests of the Company's stockholders with the interests of management.

The Compensation Committee does not make annual grants of options to employees, including executive officers. Rather, it grants options that vest over five years in connection with hirings, promotions and the assumption of increased responsibilities. Thereafter, unless there has been an intervening five-year award because of a promotion or assumption of increased responsibility, two-year extension awards are granted for retention purposes—generally in the third year of vesting so that the executive always has four or five years of option vesting in front of him or her in order to promote maximizing long-term value. To illustrate, options are typically awarded as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Grant	Award 1								
Award	Award 1	Award 1	Award 1	Award 1	Award 1				
% Vest	**20%**	**20%**	**20%**	**20%**	**20%**				
Grant			Award 2						
Award			Award 2	Award 2	Award 2	Award 2	Award 2		
% Vest			**0%**	**0%**	**0%**	**50%**	**50%**		
Grant					Award 3				
Award					Award 3	Award 3	Award 3	Award 3	Award 3
% Vest					**0%**	**0%**	**0%**	**50%**	**50%**

Note that for our named executive officers, the pattern of option awards means that the annual compensation in the Summary Compensation Table will increase and decrease bi-annually in a "saw-tooth" manner as demonstrated below:



Fully Vest Yr 5
Fully Vest Yr 7
Fully Vest Yr 9
Fully Vest Yr 11
Fully Vest Yr 13
Year
0
1
2
3
4
5
6
7
8
9
Cash Comp
Option Award Valued @ Black Scholes Method

The stock options granted under the Company's Stock Incentive Plan vest solely based on the achievement of specific performance-based targets. With respect to grants made between fiscal 2009 and fiscal 2011 in connection with hiring or promotion, up to 75% of the options vest in annual increments over five years based on the Company meeting certain annual operational targets (the "annual operational targets") and up to 25% of the options vest at the end of the five-year period based on the Company meeting certain cumulative operational targets defined in the stock option agreement. With respect to grants made in fiscal 2012 in connection with hiring or promotion, the options vest in annual increments over five years based on the Company meeting the annual operational targets defined in the stock option agreement. The two-year extension options vest up to 50% in the fourth fiscal year after the grant and up to 50% in the fifth year after the grant.

At the time of grant, annual per share operational vesting targets representing an intrinsic share price, as described below, are set by taking the prior year's annual operational performance and, to establish the minimum and maximum targets, growing such amount by 10% and 17.5%, respectively. Annual operational targets are calculated based on a ratio of (a) the excess of (i) the product of EBITDA As Defined (as defined in our credit agreements) and an acquisition-weighted market multiple over (ii) net debt to (b) the Company's number of diluted shares as of such date based on the treasury method of accounting (the "operational performance per diluted share"). The targets are adjusted for dividends and other equity transactions. To simplify, option vesting is basically calculated per the below:

Proforma EBITDA As Defined

X Acquisition-Weighted Multiple

Total Enterprise Value

Less: Net Debt

Intrinsic Equity Value

÷ Fully Diluted Shares

Intrinsic Share Price (or Annual Per Share Operating Performance)

The calculation of annual operating performance, as reflected simply above, takes into account the income statement performance, working capital, treasury management, acquisition performance and the impact of option dilution on common shares outstanding.

The operational targets will allow for minimum vesting if growth in the Company's operational performance per diluted share equals or exceeds 10% per year and will provide for maximum vesting if growth equals or exceeds 17.5% per year. In other words, the intrinsic share price must grow at a compound annual growth rate of 10% for partial vesting to even occur at all; for 100% vesting, the intrinsic share price must grow at a compound annual growth rate of 17.5%.


VESTING RATE
100%
75%
50%
25%
0%
Zero Vesting
thru 9.9% IRR
Ratable Vesting
between 10% thru
17.5% IRR
0%
10%
17.5%
20%

INTRINSIC IRR VALUE

This, of course, is solely for the options to vest. In order to realize any value, the optionholder must then exercise and sell in the open market. The Compensation Committee believes these required returns are robust, but achievable and in line with the Company's internal expectations. If these returns are achieved, both investors and management benefit significantly.

If the operational performance per diluted share exceeds the maximum vesting target in an applicable year, the operational targets allow for participants to treat such excess amounts as having been achieved in the following two fiscal years and/or the prior two fiscal years (without duplication) if less than the full amount of eligible operational performance options would otherwise have vested for such fiscal years. This allows for management to focus on long-term value without having to make short-term decisions to maximize vesting in a particular year and, in some respects, acts similarly to long-term incentive plans of other companies that take into account performance over a three-year period.

With respect to both annual and cumulative operational targets, in certain limited situations, including any extraordinary or non-recurring change affecting the Company or the share price of the stock or changes in applicable laws, regulations or accounting principles, the Committee may make such equitable adjustments as it determines are necessary to such targets to prevent dilution or enlargement of the stock option benefits. After the conclusion of fiscal 2012, the Company paid a dividend of $12.85 per share to its shareholders. Accordingly, the Compensation Committee adjusted the targets of outstanding options to take into account the earlier return of capital.

In addition to vesting based on operational targets, in the event of a change in control, performance vesting options become fully vested. Further, the options have the following market-based vesting features:

- options that were granted in fiscal 2009 through fiscal 2011 will accelerate and become fully vested if the closing price of the Company's common stock on the New York Stock Exchange exceeds $147.15 per share on any 60 trading days during any consecutive 12-month period commencing after March 1, 2013 (this market price was adjusted by the Compensation Committee in November 2012 from $160 per share to take into account the $12.85 dividend paid in October 2012)
- options that were granted in fiscal 2012 will accelerate and become fully vested if the closing price of the Company's common stock on the New York Stock Exchange exceeds $157.15 per share on any 60 trading days during any consecutive 12-month period commencing two years after the date of grant (this market price was adjusted by the Compensation Committee in November 2012 from $170 per share to take into account the dividend)
- for options granted commencing in fiscal 2013, including those already granted in November 2012 to executive officers, if, beginning in the fiscal year following the date of grant, the price of the Company's common stock on the New York Stock Exchange exceeds two times the exercise price of the options, then, to the extent that the options did not otherwise vest in accordance with their terms, the options may vest 50% in the fourth fiscal year from the date of grant and 50% in the fifth fiscal year from the date of grant (or if such market price is achieved in the fifth year, 100% may vest in the fifth fiscal year); but vesting of the options will not accelerate as compared to their original vesting schedule.

Certain of the option agreements for executive officers provide that if the executive officer's employment terminates by reason of death, disability, termination without cause, termination for good reason or retirement, vesting of the options will continue after termination of employment generally as follows:

- if the termination is in the second fiscal year after the grant date, 20% of the remaining options will continue to vest in accordance with their terms;
- if the termination is in the third fiscal year after the grant date, 40% of the remaining options will continue to vest in accordance with their terms;

- if the termination is in the fourth fiscal year after the grant date, 60% of the remaining options will continue to vest in accordance with their terms;
- if the termination is in the fifth fiscal year after the grant date, 80% of the remaining options will continue to vest in accordance with their terms; and
- if the termination is after the fifth fiscal year after the grant date, 100% of the remaining options will continue to vest in accordance with their terms.

Retirement was added to the list of events triggering such continued vesting by amendment of the Compensation Committee in November 2012.

The option agreements for certain of the optionees, currently totaling 23, including all of the Company's executive officers and operating unit presidents, include a provision to gross up any payments that would be deemed to be "excess parachute payments" under Section 280G of the Internal Revenue Code in connection with the acceleration of options upon a change in control. However, following the end of fiscal 2012, the Compensation Committee approved the elimination of excise tax (i.e., 280G) gross-ups in all future option awards. Options granted in November 2012, including those to executive officers, did not include any such gross-ups. 280G gross-ups contained in existing awards will remain outstanding, but will become less significant as the outstanding options vest, with all such gross-ups being eliminated by fiscal 2015.

Options are granted generally at regularly scheduled board meetings during November through April. Because all options vest based on performance criteria and vesting occurs at the end of each fiscal year, grants for any new hire or promoted employee who would otherwise receive a grant after April in any year are deferred until November.

Options to purchase 1,971,715 shares of common stock were granted to executive officers and managers under the program in fiscal 2012. The number of shares subject to the Stock Incentive Plan is 8,119,668 shares, of which 4,000,000 shares are limited to issuance upon exercise of awards of performance-based stock options. 2,187,791 shares remained available for granting under the Stock Incentive Plan as of September 30, 2012. In addition, 77,829 shares remained available for granting under the 2003 Stock Option Plan as of September 30, 2012.

For more information regarding the aggregate options held by and granted to the named executive officers, please refer to the tables on pages 27 through 29.

Stock Ownership Guidelines

In addition to the reliance on performance vesting for options granted under the Company's Stock Incentive Plan, the Company also retains the concept from the private equity market that management should be required to maintain a significant investment in the Company. Therefore, during their employment, all of the Company's existing optionholders are required to maintain ownership of a minimum value of stock or vested options. In general, the holding requirements, which are specific for each individual, require the employee optionholders to retain shares or in-the-money vested options with significant value and directors to hold shares or in-the-money vested options with a value of $150,000. Specifically, Mr. Howley is required to maintain shares or in-the-money vested options with a value of $9,500,000 and Messrs. Rufus, Skulina, Palmer and Leary are required to maintain shares or in-the-money vested options with a value of $2,000,000.

New optionholders will have five years to meet their holding requirements. If a holding requirement has been met but is no longer met by an optionholder because of a decline in value of the Company's common stock, the optionholder will have three years to come back into compliance with the holding requirement.

Dividend Equivalent Rights

The Company provides optionholders the right to receive dividend equivalent payments if the Company declares a dividend on its common stock. The applicable dividend equivalent plans provide that if the Company declares a dividend on its common stock in the ordinary course of business or in connection with a recapitalization or similar corporate event, optionholders are eligible to receive either a cash dividend equivalent payment or a reduction of the exercise price of unvested stock options.

Optionholders who hold vested stock options at the time any such dividend is declared are eligible to receive a cash dividend equivalent payment equal to the amount that such optionholder would otherwise have been entitled to receive had his or her vested stock option been fully exercised immediately prior to such declaration. Optionholders who hold unvested stock options at the time the Company declares a dividend in the ordinary course of business or in connection with a recapitalization or similar corporate event (other than certain transactions described in U.S. Treasury regulations), are eligible to receive a cash dividend equivalent payment equal to the amount such participant would otherwise have been entitled to receive had his or her unvested stock option been fully vested and exercised immediately prior to such declaration; provided, such payment is not to be made until the date such stock option vests pursuant to its terms. If the Company declares a dividend in connection with a certain transactions described in U.S. Treasury regulations, such as corporate mergers or reorganizations, optionholders who hold outstanding unvested stock options will have the exercise price of any such option reduced by the amount of such dividend per share pursuant to the replacement or assumption of such options by new options pursuant to the transaction. If the exercise price of an option is so reduced, the optionholder will not receive any cash dividend equivalent payment with respect to any dividend paid in connection with such transaction. However, if the Compensation Committee determines that reducing the exercise price of unvested options is prohibited by law, regulation, NYSE rule or the applicable stock option plan or creates a material adverse consequence for the Company, or if for any other reason the exercise price is not so reduced in connection with the declaration of a dividend in a such a transaction, then the dividend equivalent payment will be paid in cash as such stock option vests pursuant to its terms.

In fiscal 2012, Messrs. Howley, Rufus, Skulina, Palmer and Leary received $997,560, $187,043, $43,643, $43,643 and $74,817, respectively, in dividend equivalent payments relating to the $7.65 special dividend declared in October 2009.

Perquisites

In 2012, the named executive officers received certain perquisites. These items are more fully discussed below in the Summary Compensation Table. In 2012 the Compensation Committee made the determination to eliminate perquisites (i.e., country club dues and automobiles and, for Mr. Howley, financial planning services) for executive officers and business unit presidents, effective for fiscal 2013. Mr. Howley's use of the corporate aircraft will terminate effective December 31, 2013 pursuant to his employment agreement.

Employment Agreements

The Company entered into an employment agreement with Mr. Howley in connection with the leveraged buyout of the Company in 2003. That employment agreement was negotiated on behalf of the Company by its private equity investor. That agreement was set to expire in July 2008, and the Company and Mr. Howley have since entered into amended and restated employment agreements, most recently in February 2011, as amended effective October 1, 2012.

Prior to the Company's initial public offering, in November 2005, the Company entered into a similar employment agreement with Mr. Rufus to ensure his continuity with the Company. That agreement was amended effective February 2011 and again effective October 1, 2012. In addition, the Company entered into similar employment agreements with the remaining executive officers, including Messrs. Skulina, Palmer and Leary, in April 2012, April 2012 and July 2012, respectively, to ensure their continuity with the Company as well, each of which was amended effective October 1, 2012.

For a description of the employment agreements, see "Employment Agreements" below.

Severance

All of the Company's executive officers have severance provisions in their employment agreements, as described below.

Consideration of Say-On-Pay Advisory Vote

After the Company's 2012 annual meeting of stockholders, the Compensation Committee reviewed the results of the stockholder advisory vote on the compensation for the Company's named executive officers in fiscal year 2011. Approximately 56% of the votes cast on the proposal were voted in support of the advisory vote on the compensation of the Company's named executive officers.

In light of the results of the Company's Say-On-Pay vote in 2012, the Compensation Committee engaged Meridian Compensation Partners to consult with it regarding issues related to the Say-On-Pay vote and asked management to reach out to investors to discuss the Company's pay practices. Management discussed the Company's compensation practices with at least 76 representatives of 41 of the Company's shareholders, representing over half of the Company's voting power. Of the 76 persons with whom the Company spoke, 65 were portfolio managers or analysts and 11 were governance specialists.

The 65 portfolio managers and analysts with whom the Company spoke were representatives of 38 of the Company's shareholders, representing approximately 49% of the Company's voting power. Portfolio managers and analysts, who make investment decisions regarding the Company's stock, were nearly unanimously in favor of the Company's compensation practices and thought favorably of the performance aspect of the Company's option plan. The Company specifically asked about 280G gross-ups, and portfolio managers and analysts were generally indifferent to such practice.

The 11 governance specialists with whom the Company spoke were representatives of seven shareholders representing 16% of the Company's voting power. The governance specialists were chosen based on a review by the Company of its top 30 shareholders, representing approximately 67% of the Company's voting power, to identify which shareholders had internal governance specialists. Of those, the Company chose seven shareholders representing 16% of the Company's voting power to understand their voting policies. As with portfolio managers and analysts, the governance specialists with whom the Company spoke were also generally in favor of the Company's compensation as a whole; however, some of them had specific practices they did not like. Particularly, governance specialists at three of the seven shareholders with whom the Company spoke were opposed to 280G gross ups. The Company believes many of the governance specialists relied heavily on the recommendations of proxy advisory firms in their assessments of Say-On-Pay. The governance specialists noted the Company's unique compensation structure based on its history as a private equity portfolio company and suggested that additional compensation disclosure would be beneficial to better understand the Company's pay practices. In response, disclosure regarding the Company's pay practices has been expanded.

Although the opposition to the Company's 280G gross-ups was not overwhelming, in light of the results of the Say-On-Pay vote in 2012, following the end of fiscal 2012, the Compensation Committee approved the elimination of excise tax (i.e., 280G) gross-ups in all future option awards. Options granted in November 2012, including those to executive officers, did not include any such gross-ups. 280G gross-ups contained in existing awards will remain outstanding, but will obviously become less significant as the outstanding options vest, with all such gross-ups being eliminated by fiscal 2015.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis set forth above. Based on the review and discussions noted above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement for filing with the Securities and Exchange Commission.

Compensation Committee
Michael Graff, Chairman
Mervin Dunn
Sean Hennessy
Robert Small

Compensation Committee Interlocks And Insider Participation

Messrs. Graff, Dunn, Hennessy and Small comprise the Compensation Committee. There are no Compensation Committee interlocks.

Compensation Risk

The Compensation Committee has reviewed and evaluated the incentive compensation policies and practices that cover all employees. On the basis of that review, the Company does not believe that its compensation policies and practices pose risks that are reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table

The following information is set forth with respect to the Company's Chief Executive Officer, Chief Financial Officer and the Company's other three most highly compensated executive officers, each of whom was serving as an executive officer at September 30, 2012 (the "named executive officers").

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
W. Nicholas Howley,	2012	841,250	1,200,000	—	1,265,041	3,306,291
Chairman and Chief	2011	690,000	1,000,000	17,855,610	1,119,536	20,665,146
Executive Officer	2010	611,250	575,000	—	9,769,530	10,955,780
Gregory Rufus,	2012	410,000	330,000	—	235,969	975,969
Executive Vice	2011	362,083	280,000	2,800,880	201,180	3,644,143
President, Chief Financial	2010	295,750	185,000	—	884,252	1,365,002
Officer and Secretary						
James Skulina,	2012	281,000	215,000	1,480,950	66,013	2,042,963
Executive Vice President	2011	193,000	110,000	—	60,834	363,834
	2010	188,750	95,000	177,020	55,167	515,937
Peter Palmer,	2012	277,188	230,000	1,541,115	71,198	2,119,501
Executive Vice President	2011	218,750	94,000	—	65,508	378,258
	2010	205,875	90,000	245,020	57,369	598,273
John Leary,	2012	288,333	225,000	1,765,855	103,265	2,382,453
Executive Vice President	2011	255,750	130,000	408,328	104,979	899,057
	2010	226,000	100,000	—	92,103	418,103

(1) The amount reported represents the grant date fair value of stock options awarded during the applicable fiscal year under the Company's Stock Incentive Plan. See Note 16 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal year 2012 for information on the grant date fair value of awards and a description of the assumptions used in that computation.

(2) Amounts shown for Mr. Howley include $997,560 in dividend equivalent payments on vested options relating to the $7.65 dividend declared in October 2009. The amounts also include the incremental cost to the Company relating to personal use by Mr. Howley of an aircraft under a corporate contract for aircraft services in the amount of $185,954. Incremental cost is the amount billed to the Company by its service provider for the specific flight. In addition, amounts include $13,542 in 401(k) contributions by the Company, $33,500 in fees related to planning and preparing Mr. Howley's tax returns and managing his financial affairs, $18,115 in country club dues and $16,370 for an automobile for Mr. Howley's use.

Amounts for Mr. Rufus include: $187,043 in dividend equivalent payments on vested options relating to the $7.65 dividend declared in October 2009, $14,133 in 401(k) contributions by the Company, $20,401 in country club dues and $14,392 for an automobile for Mr. Rufus's use.

Amounts for Mr. Skulina include: $43,643 in dividend equivalent payments on vested options relating to the $7.65 dividend declared in October 2009, $13,650 in 401(k) contributions by the Company, $2,026 in country club dues and $6,694 for an automobile for Mr. Skulina's use.

Amounts for Mr. Palmer include: $43,643 in dividend equivalent payments on vested options relating to the $7.65 dividend declared in October 2009, $14,176 in 401(k) contributions by the Company, $4,980 in country club dues and $8,399 for an automobile for Mr. Palmer's use.

Amounts for Mr. Leary include: $74,817 in dividend equivalent payments on vested options relating to the $7.65 dividend declared in October 2009, $14,870 in 401(k) contributions by the Company, $4,030 in country club dues and $9,548 for an automobile for Mr. Leary's use.

Grants of Plan Based Awards in Last Fiscal Year

The following table sets forth information concerning options granted in fiscal 2012 to the named executive officers. None of the named executive officers received non-equity incentive plan awards or restricted stock.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards[4] Threshold (#)	Target (#)[3]	Maximum (#)	Exercise Price of Options	Grant Date Fair Value of Option Awards
James Skulina	11/14/11[1]	3,250	13,000	13,000	$ 97.42	$ 549,510
	1/19/12[2]	9,600	24,000	24,000	$ 97.41	$ 931,440
Peter Palmer	11/14/11[1]	2,625	10,500	10,500	$ 97.42	$ 443,835
	3/19/12[2]	9,600	24,000	24,000	$113.15	$1,097,280
John Leary	11/14/11[2]	18,200	45,500	45,500	$ 97.42	$1,765,855

(1) Represents options that vest as follows: 12.5% if the annual operational performance ("AOP") as hereinafter defined is at least $78.65 per diluted share and up to 50% if the AOP is at least $103.75 per diluted share on September 30, 2015 and 12.5% if the AOP is at least $86.52 per diluted share and up to 50% if the AOP is at least $121.91 per diluted share on September 30, 2016. Such amounts have adjusted to the information account that $12.85 dividend paid on November 2012. If the AOP is between the amount required to vest 12.5% and the amount required to vest 50%, the percentage of options that will vest will be in between 12.5% and 50% and will be determined by linear interpolation. As used herein, AOP means the ratio of (1) the excess of (a) the product of (i) EBITDA and (ii) an acquisition-weighted multiple over (b) (i) the excess of consolidated total indebtedness of the Company over (ii) the amount of cash and cash equivalents of the Company to (2) the Company's diluted shares. Any options that do not vest in 2015 because of a shortfall in AOP may vest in 2016 if there is an excess of AOP in such year. In addition, any excess AOP in 2013 or 2014 under the executives' prior option awards may be carried forward in the following two years to make up deficiencies in AOP in such year. In no event may any amounts used in calculating current year, prior year or future year AOP be used more than once.

(2) Represents options that vest as follows: up to 20% if the AOP, as defined in note 1, per diluted share is at least $76.84 per diluted share on September 30, 2012 (the AOP for fiscal 2012 was $98.40 so 20% vested as of September 30, 2012), 5% if the AOP is at least $65.00 per diluted share and up to 20% if the AOP is at least $75.15 per diluted share on September 30, 2013, 5% if the AOP is at least $71.50 per diluted share and up to 20% if the AOP is at least $88.30 on September 30, 2014, 5% if the AOP is at least $78.65 per diluted share and up to 20% if the AOP is at least $103.75 on September 30, 2015, and 5% if the AOP is at least $86.52 and up to 20% if the AOP is at least $121.91 on September 30, 2016. Such amounts have been adjusted to take into account the $12.85 dividend paid in November 2012. If the AOP is between the amount required to vest 5% and the amount required to vest 20%, the percentage of options that will vest will be in between 5% and 20% and will be determined by linear interpolation. Any options that do not vest in any year may vest in either of the two following years if there is an excess of AOP in such year. In addition, any excess of AOP in any given year may be used in the following two years to make up for any deficiency in AOP. In no event may any amounts used in calculating current year, prior year or future year be used more than once.

(3) Target amounts are not established under the grant, but are disclosed at the maximum amount. Actual amounts could be lower if annual or cumulative performance requirements are not met.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning unexercised options as of September 30, 2012 with respect to the named executive officers. None of the named executive officers has been the recipient of any stock or other incentive plan award.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
W. Nicholas Howley[6]	57,333	—	6.68	08/05/2013
	5,834	—	13.37	08/05/2013
	480,000	320,000[1]	27.08	11/17/2018
	—	510,000[2]	82.67	03/04/2021
Gregory Rufus	29,920	—	13.37	10/01/2015
	20,000	—	25.60	12/01/2016
	90,000	60,000[1]	27.08	11/17/2018
	—	80,000[2]	82.67	03/04/2021
James Skulina	44,800	—	6.68	08/05/2013
	299	—	13.37	08/05/2013
	14,960	—	13.37	10/01/2015
	21,000	14,000[1]	27.08	11/17/2018
	4,500	5,500[3]	41.79	11/16/2019
	—	13,000[4]	97.42	11/14/2021
	4,800	19,200[5]	97.41	01/19/2022
Peter Palmer	21,458	—	13.37	10/01/2015
	21,000	14,000[1]	27.08	11/17/2008
	4,500	5,500[3]	56.86	04/22/2020
	—	10,500[4]	97.42	11/14/2021
	4,800	19,200[5]	113.15	03/19/2022
John Leary	47,560	—	6.68	08/05/2013
	748	—	13.37	08/05/2013
	36,000	24,000[1]	27.08	11/17/2018
	—	12,000[2]	80.80	04/27/2021
	9,100	36,400[5]	97.42	11/14/2021

(1) Represents options that vest as follows: 3.75% of the total award if the AOP is at least $36.93 per diluted share and up to 15% of the total award if the AOP is at least $56.71 per diluted share on September 30, 2013. If the AOP is between the amount required to vest 3.75% and the amount required to vest 15%, the percentage of options that will vest will be in between 3.75% and 15% and will be determined by linear interpolation. As used herein, AOP means the ratio of (1) the excess of (a) the product of (i) EBITDA and (ii) an acquisition-weighted multiple over (b) (i) the excess of consolidated total indebtedness of the Company over (ii) the amount of cash and cash equivalents of the Company to (2) the Company's diluted shares. In addition, at the end of fiscal 2013, an additional 25% will vest if the Company's cumulative operational performance is at least $258.78. If the cumulative operational amount is at least $205.80, an additional 6.25% will vest. If the cumulative operational amount is at least $205.80 but less than $258.78, the percentage of options that will vest will be determined by linear interpolation. Amounts have been adjusted to take into account the $12.85 dividend paid in November 2012. Any options that do not vest in any year because of a shortfall in AOP may vest in one of the two following years if there is an excess of AOP in any such year. In addition, any excess AOP in any year may be carried forward to make up any deficiencies in any of the following two years. In no event may any amounts be used in calculating current year, prior year or future year AOP more than once.

(2) Represents options that vest as follows: 12.5% of the total award if the AOP, as defined in note 1, is at least $40.62 per diluted share and up to 50% of the total award if the AOP is at least $66.63 per diluted share on September 30, 2014 and 12.5% of the total award if the AOP is at least $44.68 per diluted share and up to 50% of the total award if the AOP is at least $78.30 per diluted share on September 30, 2015. Such amounts have been adjusted to take into account the $12.85 dividend paid in November 2012. If the AOP is between the amount required to vest 12.5% and the amount required to vest 50%, the percentage of options that will vest will be in between 12.5% and 50% and will be determined by linear interpolation. Any options that do not vest in 2014 because of a shortfall in AOP may vest in 2015 if there is an excess of AOP in such year. In addition, any excess AOP in 2012 or 2013 under the executives' prior option awards may be carried forward in the following two years to make up deficiencies in AOP in such year. In no event may any amounts used in calculating current year, prior year or future year AOP be used more than once.

(3) Represents options that vest as follows: 3.75% of the total award if the AOP (as defined in note 1) is at least $36.93 per diluted share and up to 15% of the total award if the AOP is at least $56.71 per diluted share on September 30, 2013 and 3.75% of the total award if the AOP is at least $40.62 per diluted share and up to 15% of the total award if the AOP is at least $66.63 per diluted share on September 30, 2014. Amounts have been adjusted to take into account the $12.85 dividend paid in November 2012. If the AOP is between the amount required to vest 3.75% and the amount required to vest 15% the percentage of options that will vest will be in between 3.75% and 15% and will be determined by linear interpolation. In addition, at the end of fiscal 2014, an additional 25% will vest if the Company's cumulative operational amount is at least $280.86. If the cumulative operational amount is at least $204.66, an additional 6.25% will vest. If the cumulative operational amount is at least $204.66 but less than $280.86, the percentage of options that will vest will be determined by linear interpolation.

(4) Represents options that vest as follows: 12.5% if the AOP (as defined in note 1) is at least $78.65 per diluted share and up to 50% if the AOP is at least $103.75 per diluted share on September 30, 2015 and 12.5% if the AOP is at least $86.52 per diluted share and up to 50% if the AOP is at least $121.91 per diluted share on September 30, 2016. Such amounts have adjusted to the information account the $12.85 dividend paid on November 2012. If the AOP is between the amount required to vest 12.5% and the amount required to vest 50%, the percentage of options that will vest will be in between 12.5% and 50% and will be determined by linear interpolation. As used herein, AOP means the ratio of (1) the excess of (a) the product of (i) EBITDA and (ii) an acquisition-weighted multiple over (b) (i) the excess of consolidated total indebtedness of the Company over (ii) the amount of cash and cash equivalents of the Company to (2) the Company's diluted shares. Any options that do not vest in 2015 because of a shortfall in AOP may vest in 2016 if there is an excess of AOP in such year. In addition, any excess AOP in 2013 or 2014 under the executives' prior option awards may be carried forward in the following two years to make up deficiencies in AOP in such year. In no event may any amounts used in calculating current year, prior year or future year AOP be used more than once.

(5) Represents options that vest as follows: up to 20% if the AOP, as defined in note 1, per diluted share is at least $76.84 per diluted share on September 30, 2012 (the AOP for fiscal 2012 was $98.40 so 20% vested as of September 30, 2012), 5% if the AOP is at least $65.00 per diluted share and up to 20% if the AOP is at least $75.15 per diluted share on September 30, 2013, 5% if the AOP is at least $71.50 per diluted share and up to 20% if the AOP is at least $88.30 on September 30, 2014, 5% if the AOP is at least $78.65 per diluted share and up to 20% if the AOP is at least $103.75 on September 30, 2015, and 5% if the AOP is at least $86.52 and up to 20% if the AOP is at least $121.91 on September 30, 2016. Such amounts have been adjusted to take into account the $12.85 dividend paid in November 2012. If the AOP is between the amount required to vest 5% and the amount required to vest 20%, the percentage of options that will vest will be in between 5% and 20% and will be determined by linear interpolation. Any options that do not vest in any year may vest in either of the two following years if there is an excess of AOP in such year. In addition, any excess of AOP in any given year may be used in the following two years to make up for any deficiency in AOP. In no event may any amounts used in calculating current year, prior year or future year be used more than once.

(6) The options included for Mr. Howley reflect 1,433 options exercisable at a price of $6.68, 598 options exercisable at a price of $13.37, 30,000 options, of which 18,000 are currently exercisable, at a price of

$27.08, and 100,000 options of which none are currently exercisable, at a price of $82.57, in each case owned by Bratenahl Investments, Ltd. By virtue of his indirect ownership interest in Bratenahl Investments, Ltd., Mr. Howley may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the options that are owned by Bratenahl Investments, Ltd. However, Mr. Howley disclaims beneficial ownership of all options owned by Bratenahl Investments, Ltd. and reported herein as beneficially owned except to the extent of any pecuniary interest therein.

Option Exercises in 2012 and 2012 Realized Values

The following table sets forth information with respect to the number of shares acquired by the named executive officers upon exercise of options and the value realized through such exercise during fiscal 2012. None of the named executive officers had any stock awards outstanding during the fiscal year.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
W. Nicholas Howley[(1)]	453,288	47,905,619
Gregory Rufus	37,702	4,178,339
James Skulina	109,666	12,418,163
Peter Palmer	2,468	268,395
John Leary	—	—

(1) Includes exercises of 33,006 shares at a realized value of $3,362,555 by Bratenahl Investment, Ltd. By virtue of his indirect ownership interest in Bratenahl Investments, Ltd., Mr. Howley may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the options that are owned by Bratenahl Investments, Ltd. However, Mr. Howley disclaims beneficially ownership of all options owned by Bratenahl Investments, Ltd. and reported herein as beneficially owned except to the extent of any pecuniary interest therein.

Potential Payments Upon Termination or Change in Control

All of the named executive officers have severance benefits governed by their employment agreements.

Pursuant to the terms of his employment agreement, if Mr. Howley is terminated for cause (as defined in his agreement and described under "Employment Agreements" below), he will receive only any unpaid but accrued base salary and benefits. As of September 30, 2012, Mr. Howley had no unpaid but accrued salary and benefits. If Mr. Howley is terminated for death or disability (as defined in his agreement and described under "Employment Agreements" below) or without cause by the Company or voluntarily resigns for good reason (as defined in the agreement and described under "Employment Agreements" below), his salary will continue for two years and he will receive two times the greater of (a) all bonuses paid or payable to Mr. Howley for the fiscal year immediately prior to the date of termination or (b) bonuses for the fiscal year in which the date of termination occurs, determined in accordance with the Company's bonus program, if any. In addition, the Company will offer to Mr. Howley to continue his participation under the medical benefit plans sponsored by the Company in accordance with applicable law at a monthly cost to Mr. Howley that is not greater than the monthly cost that Mr. Howley is charged for coverage as of the date of termination. Thus, if Mr. Howley had died, had been terminated because he had become disabled, had been terminated by the Company without cause or had resigned from his employment for good reason on September 30, 2012, he would have received approximately $3,771,117 in base salary, bonus and benefits.

In addition, as required by the employment agreement, Mr. Howley's stock option agreement of November 2008 vesting in 2009 through 2013 granting him 800,000 stock options provides that if Mr. Howley's employment terminates by reason of death, disability, termination without cause or termination for good reason, vesting of the options will continue after termination of employment as follows: If Mr. Howley's employment terminates for the aforementioned reasons on or after April 25, 2011 but prior to April 25, 2012, 60% of the remaining unvested options may continue to vest in accordance with their terms; if Mr. Howley's employment terminates for the aforementioned reasons on or after April 25, 2012 but prior to April 25, 2013, 80% of the remaining unvested options may continue to vest in accordance with their terms; and if Mr. Howley's employment terminates for the aforementioned reasons on or after April 25, 2013, 100% of the remaining unvested options may continue to vest in accordance with their terms. In each case, the remaining unvested options to vest would be spread ratably over the remaining performance vesting schedule. Thus, if Mr. Howley had died, had been terminated because he had become disabled, had been terminated by the Company without cause or had resigned from his employment for good reason on September 30, 2012, 640,000 options would be permitted to continue to vest in accordance with their terms. On November 19, 2012, the Compensation Committee amended Mr. Howley's stock option agreement of November 2008 vesting in 2009 through 2013 to also permit continued vesting if his employment terminates by reason of retirement after at least 15 years of service after age 60 or after at least ten years of service after age 65.

As also required by Mr. Howley's employment agreement, Mr. Howley's stock option agreement of March 2011 granting him 510,000 options vesting in 2014 and 2015 has similar provisions with regard to post-employment vesting. Therefore, if Mr. Howley's employment terminates by reason of death, disability, termination without cause or termination for good reason, vesting of the options will continue after termination of employment as follows: If Mr. Howley's employment terminates for the aforementioned reasons on or after April 25, 2011 but prior to April 25, 2012, 20% of the remaining unvested options may continue to vest in accordance with their terms; if Mr. Howley's employment terminates for the aforementioned reasons on or after April 25, 2012 but prior to April 25, 2013, 40% of the remaining unvested options may continue to vest in accordance with their terms; if Mr. Howley's employment terminates for any of the aforementioned reasons on or after April 25, 2013 but prior to April 25, 2014, 60% of the remaining unvested options may continue to vest in accordance with their terms; if Mr. Howley's employment terminates for any of the aforementioned reasons on or after April 25, 2014 but prior to April 25, 2015, 80% of the remaining unvested options may continue to vest in accordance with their terms; and if Mr. Howley's employment terminates for any of the aforementioned reasons on or after April 25, 2015, 100% of the remaining unvested options may continue to vest in accordance with their terms. In each case, the remaining unvested options to vest would spread ratably over the remaining performance vesting schedule. Thus, if Mr. Howley had died, had been terminated because he had become disabled, had been terminated by the Company without cause or had resigned from his employment for good reason on September 30, 2012, 204,000 options would be permitted to continue to vest in accordance with their terms. On November 19, 2012, the Compensation Committee amended Mr. Howley's stock option agreement of March 2011 vesting in 2014 and 2015 to also permit continued vesting if his employment terminates by reason of retirement after at least 15 years of service after age 60 or after at least ten years of service after age 65.

Pursuant to the terms of their respective employment agreements, if Mr. Rufus, Mr. Skulina, Mr. Palmer or Mr. Leary is terminated for cause (as defined in the applicable agreement and described under "Employment Agreements" below), he will receive only any unpaid but accrued base salary and benefits. As of September 30, 2012, none of Mr. Rufus, Mr. Skulina, Mr. Palmer or Mr. Leary had unpaid but accrued base salary or benefits. If Mr. Mr. Rufus, Mr. Skulina, Mr. Palmer or Mr. Leary is terminated for death or disability (as defined in each agreement and described under "Employment Agreements" below) or without cause by the Company or voluntarily resigns for good reason (as defined in each agreement and described under "Employment Agreements" below), his salary will continue for 12 months and he will receive the greater of (a) all bonuses paid or payable to him for the fiscal year immediately prior to the date of termination or (b) bonus for the fiscal year in which the date of termination occurs, determined in accordance with the Company's bonus program, if any. In addition, for such 12-month period, if the termination had occurred prior to October 1, 2012, the Company would have continued his car allowance and club membership (at a monthly cost not to exceed the cost on the date of termination). Further, the Company will offer to continue his participation under the medical benefit plans sponsored by the Company in accordance with applicable law at a monthly cost that is not greater than that he was charged for coverage as of the date of termination. Thus, if Mr. Rufus had died, had been terminated because he had become disabled, had been terminated by the Company without cause or had resigned his employment for good reason on September 30, 2012, he would have received approximately $729,197 in base salary, bonus and benefits; if Mr. Skulina had died, had been terminated because he had become disabled, had been terminated by the Company without cause or had resigned his employment for good reason on September 30, 2012, he would have received approximately $438,373 in base salary, bonus and benefits; if Mr. Palmer had died, had been terminated because he had become disabled, had been terminated by the Company without cause or had resigned his employment for good reason on September 30, 2012, he would have received approximately $427,032 in base salary, bonus and benefits; and if Mr. Leary had died, had been terminated because he had become disabled, had been terminated by the Company without cause or had resigned his employment for good reason on September 30, 2012, he would have received approximately $488,232 in base salary, bonus and benefits. Effective, October 1, 2012, each of Messrs. Rufus', Skulina's, Palmer's and Leary's employment agreement was amended to eliminate the continuation of the car allowance and payment by the Company of certain club membership fees if such executive officer is terminated for death or disability (as defined in each agreement and described under "Employment Agreements" below) or without cause by the Company or voluntarily resigns for good reason (as defined in each agreement and described under "Employment Agreements" below). Mr. Leary's employment agreement discontinued such benefits as of October 1, 2012 in accordance with its terms.

In addition, the option grants on March 4, 2011 for Messrs. Rufus, Skulina, Palmer and Leary have post-employment vesting provisions similar to those described above for Mr. Howley. The applicable option agreements provide that if the executive's employment terminates by reason of death, disability, termination without cause or termination for good reason, vesting of the options will continue after termination of employment as follows: if the executive's employment terminates for the aforementioned reasons on or after October 1, 2011 but prior to October 1, 2012, 20% of the remaining unvested options may continue to vest in accordance with their terms; if the executive's employment terminates for the aforementioned reasons on or after October 1, 2012 but prior to October 1, 2013, 40% of the remaining unvested options may continue to vest in accordance with their terms; if the executive's employment terminates for the aforementioned reasons on or after October 1, 2013 but prior to October 1, 2014, 60% of the remaining unvested options may continue to vest in accordance with their terms; if the executive's employment terminates for the aforementioned reasons on or after October 1, 2014 but prior to October 1, 2015, 80% of the remaining unvested options may continue to vest in accordance with their terms; and if the executive's employment terminates for the aforementioned reasons on or after October 1, 2015, 100% of the remaining options may continue to vest in accordance with their terms. In each case, the remaining unvested options to vest would be spread ratably over the remaining performance vesting schedule and time vesting schedule. If Mr. Rufus, Mr. Skulina, Mr. Palmer or Mr. Leary had died, become disabled, had been terminated by the Company without cause or had resigned from his employment for good reason on September 30, 2012, none of his options would be permitted to continue to vest in accordance with their terms. On November 19, 2012, the Compensation Committee amended each of Messrs. Rufus', Skulina's, Palmer's and Leary's stock option agreement of March 4, 2011 to also permit continued vesting if any such executive's employment terminates by reason of retirement after at least 15 years of service after age 60 or after at least ten years of service after age 65.

The Company's Stock Incentive Plan has provisions for accelerated vesting in certain circumstances on a change in control. In addition, all named executive officers are entitled to gross-ups for any excise tax due in connection with a change in control for grants made under the Stock Incentive Plan prior to fiscal 2013. If a change in control had occurred on September 30, 2012, Messrs. Howley, Rufus, Skulina, Palmer and Leary would have had 830,000, 140,000, 51,700, 49,200 and 72,400 options, respectively, vest, with a realized value of $66,924,800, $11,623,400, $3,588,982, $3,112,764 and $5,105,780, respectively (assuming the change in control price was $141.87, the closing price of the Company's stock on the NYSE on September 28, 2012). In addition, Messrs. Rufus, Skulina and Palmer would have received tax gross-ups of $5,224,633, $1,618,134 and $1,535,997, respectively. The foregoing amounts assume that the options that actually vested as of September 30, 2012 (subject to validation by the compensation committee that the performance targets had been met, which occurred in November 2012), were vested as of September 30, 2012 and were not accelerated pursuant to a change in control. Had a transaction actually occurred on September 30, 2012, tax regulations might have required those options to be deemed accelerated by the change in control.

In sum, had a change in control or termination for the various reasons set forth below occurred on September 30, 2012, the named executive officers would have been entitled to receive the following aggregate amounts:

	Change in Control ($)(1)	Termination for Cause ($)	Termination Without Cause ($)(2)	Termination for Death/ Disability ($)(2)	Voluntary Termination for Good Reason ($)(2)	Voluntary Termination without Good Reason ($)
W. Nicholas Howley	70,695,917(3)	—	3,771,117	3,771,117	3,771,117	—
Gregory Rufus	16,882,230	—	729,197	729,197	729,197	—
James Skulina	5,225,489	—	438,373	438,373	438,737	—
Peter Palmer	4,671,793	—	427,032	427,032	427,032	—
John Leary	3,607,355	—	488,232	488,232	488,232	—

(1) Except for Mr. Howley (see note (3)), amounts assume that the named executive officer was not terminated in connection with the change in control. If the named executive was terminated without Cause in connection with a change in control, his compensation would also include amounts listed in the column for Termination Without Cause. Amounts assume that the options that actually vested as of September 30, 2012 (subject to validation by the Compensation Committee that the performance targets had been met, which occurred in November 2012), were vested as of September 30, 2012 and were not accelerated pursuant to a change in control.

(2) Amounts for Messrs. Rufus's, Skulina's, Palmer's and Leary's car allowance and country club dues were based on actual amounts paid in fiscal 2012, but actual amounts paid upon a termination could differ.

(3) Mr. Howley would receive salary, bonus and benefit continuation in the event of a change in control only if it was coupled with a change in Mr. Howley's title, position, duties, or responsibilities (including reporting responsibilities) which does not represent a promotion from the title, position, duties or responsibilities provided in Mr. Howley's employment agreement or Mr. Howley is assigned any duties or responsibilities which are inconsistent with his title, duties, or responsibilities as provided under Mr. Howley's employment agreement or there is a reduction in Mr. Howley's aggregate cash compensation (including bonus opportunities), or a change in Mr. Howley's benefits such that following such change, Mr. Howley's benefits are not substantially comparable to those to which he was entitled prior to such change and such change occurred within one year following a change in control or such change occurred prior to a change in control at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a change in control or such change occurred otherwise in connection with, or in anticipation of, a change in control which has been threatened or proposed and, as a result, Mr. Howley voluntarily terminates his employment.

Employment Agreements

Employment Agreement with W. Nicholas Howley, Chief Executive Officer

In connection with the acquisition of the Company by Warburg Pincus, on June 6, 2003, W. Nicholas Howley entered into an employment agreement with TransDigm Inc. to serve as President, Chief Executive Officer and Chairman of the Board of Directors of TransDigm Inc. That employment agreement was to expire on July 23, 2008 and Mr. Howley and the Company entered into a new employment agreement to serves as Chief Executive Officer and Chairman of the Board of the Company, replacing the 2003 agreement, in May 2008 (effective April 25, 2008, the date the Board substantively approved the agreement). The employment agreement was again amended and restated on February 23, 2011 and the term was extended through December 31, 2015. Effective as of October 1, 2005, Mr. Howley ceased serving as the President of the Company, but continues to serve as the Chief Executive Officer and Chairman of the Board of Directors of the Company.

Unless earlier terminated by the Company or Mr. Howley, the initial term of Mr. Howley's employment agreement expires on December 31, 2015. However, unless the Company or Mr. Howley elects not to renew the current term, upon the expiration of the current term, Mr. Howley's employment agreement will automatically be extended for an additional one-year period. Under the terms of the employment agreement, Mr. Howley is entitled to receive an annual base salary of no less than $873,443 in calendar year 2012. The annual base salary is subject to annual review but may be increased and not decreased subject to such review. As of September 30, 2012, Mr. Howley's annual base salary was $873,443. In addition, under the terms of his employment agreement, Mr. Howley is entitled to participate in the Company's annual cash bonus plan, stock option plan and the other employee benefit plans, programs and arrangements that the Company may maintain from time to time for its senior officers. Under the terms of his employment agreement, Mr. Howley was also entitled to certain perquisites, including an annual automobile allowance, the payment by the Company of certain membership fees in respect of one country club of Mr. Howley's choice and the payment by the Company of certain reasonable expenses incurred by Mr. Howley in planning and preparing his tax returns and managing his financial affairs, provided that such expenses do not exceed $33,500 per year. Effective, October 1, 2012, Mr. Howley's employment agreement was amended to eliminate the annual automobile allowance, payment by the Company of certain country club membership fees and payment by the Company of certain expenses incurred in planning and preparing tax returns and managing his financial affairs. Through December 31, 2013, Mr. Howley is entitled to use a Company-provided airplane for personal use up to 12 times per year, so long as such use does not interfere with Company use. Mr. Howley will have imputed income with respect to such use at the Standard Industry Fare Level (SIFL) rate, as published by the Internal Revenue Code. The most recent amended and restated employment agreement provides that the foregoing benefit relating to airplane use will terminate December 31, 2013.

Mr. Howley's employment agreement provides that if he is terminated for any reason, he will be entitled to payment of any accrued but unpaid base salary through the termination date, any unreimbursed expenses, an amount for accrued but unused sick and vacation days, and benefits owing to him under the benefit plans and programs sponsored by the Company. In addition, if Mr. Howley's employment is terminated:

- without cause (where "cause" is defined as the repeated failure by Mr. Howley, after written notice from the Board, substantially to perform his material duties and responsibilities as an officer or employee or director of the Company or any of its subsidiaries other than any such failure resulting from incapacity due to reasonably documented physical or mental illness, or any willful misconduct by Mr. Howley that has the effect of materially injuring the business of the Company or any of its subsidiaries, including, without limitation, the disclosure of material secret or confidential information of the Company or any of its subsidiaries, or Mr. Howley's conviction of, or pleading "guilty" or "no contest" to a felony that is or could reasonably be expected to result in material harm to the Company or any of its subsidiaries),
- by Mr. Howley for certain enumerated good reasons, which include:
  - a material diminution in Mr. Howley's title, duties or responsibilities (including reporting responsibilities), without his prior written consent,
  - a reduction of Mr. Howley's annual base salary or annual bonus opportunities, without his prior written consent, or
  - Mr. Howley is not re-elected to the Board of Directors, or
  - the Company requires Mr. Howley, without his prior written consent, to be based at any office or location that requires a relocation greater than 30 miles from Cleveland, Ohio, or
  - any material breach of the employment agreement by the Company), or
  - there is a change in Mr. Howley's title, position, duties, or responsibilities (including reporting responsibilities) which does not represent a promotion from the title, position, duties or responsibilities provided in Mr. Howley's employment agreement or Mr. Howley is assigned any duties or responsibilities which are inconsistent with his title, duties, or responsibilities as provided under Mr. Howley's employment agreement or there is a reduction in Mr. Howley's aggregate cash compensation (including bonus opportunities), or a change in Mr. Howley's

benefits such that following such change, Mr. Howley's benefits are not substantially comparable to those to which he was entitled prior to such change and such change occurred within one year following a change in control (as hereinafter defined) or such change occurred prior to a change in control at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a change in control or such change occurred otherwise in connection with, or in anticipation of, a change in control which has been threatened or proposed. As used in Mr. Howley's employment agreement, "change in control" means (A) a change in ownership or control of the Company effected through a transaction or series of transactions (other than a public offering) including by way of merger, consolidation or otherwise, whereby any person or related group of persons directly or indirectly acquires beneficial ownership of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition or (B) individuals who, as of February 23, 2011, were members of the Board of Directors of the Company (together with any successor director who was approved by two-thirds of such existing directors) cease to constitute 50% of the members of the Board of Directors or (C) the consummation of a complete liquidation or dissolution of the Company or (D) the consummation of a sale or other disposition of all or substantially all of the assets of the Company.

- due to his death or disability (which is defined as the inability of Mr. Howley to perform his duties and responsibilities as an officer or employee of the Company or any of its subsidiaries on a full-time basis for more than six months within any 12-month period because of a physical, mental or emotional incapacity resulting from injury, sickness or disease),

the Company will, pay Mr. Howley, in substantially equal installments over a 24-month period, an amount equal to two times Mr. Howley's salary plus two times the greater of all of the bonuses paid or payable to Mr. Howley for the prior fiscal year (excluding any extraordinary bonus) or the target bonuses for the year in which Mr. Howley's employment terminates, determined in accordance with the Company's bonus program(s), if any. In addition, the Company will offer to Mr. Howley to continue his participation under the medical benefit plans sponsored by the Company in accordance with applicable law at a monthly cost to Mr. Howley that is not greater than the monthly cost that Mr. Howley is charged for coverage as of the date of termination.

In addition, as required by the employment agreement, Mr. Howley's stock option agreement of November 2008 vesting in 2009 through 2013 granting him 800,000 stock options provides that if Mr. Howley's employment terminates by reason of death, disability, termination without cause or termination for good reason, vesting of the options will continue after termination of employment as follows: If Mr. Howley's employment terminates for the aforementioned reasons on or after April 25, 2011 but prior to April 25, 2012, 60% of the remaining unvested options may continue to vest in accordance with their terms; if Mr. Howley's employment terminates for the aforementioned reasons on or after April 25, 2012 but prior to April 25, 2013, 80% of the remaining unvested options may continue to vest in accordance with their terms; and if Mr. Howley's employment terminates for the aforementioned reasons on or after April 25, 2013, 100% of the remaining unvested options may continue to vest in accordance with their terms. In each case, the remaining unvested options to vest would be spread ratably over the remaining performance vesting schedule. Thus, if Mr. Howley had died, had been terminated because he had become disabled, had been terminated by the Company without cause or had resigned from his employment for good reason on September 30, 2012, 640,000 options would be permitted to continue to vest in accordance with their terms. On November 19, 2012, the Compensation Committee amended Mr. Howley's stock option agreement of November 2008 vesting in 2009 through 2013 to also permit continued vesting if his employment terminates by reason of retirement after at least 15 years of service after age 60 or after at least ten years of service after age 65.

As also required by Mr. Howley's employment agreement, Mr. Howley's stock option agreement of March 2011 granting him 510,000 options vesting in 2014 and 2015 has similar provisions with regard to post-employment vesting. Therefore, if Mr. Howley's employment terminates by reason of death, disability, termination without cause or termination for good reason, vesting of the options will continue after termination of employment as follows: If Mr. Howley's employment terminates for the aforementioned reasons on or after April 25, 2011 but prior to April 25, 2013, 20% of the remaining unvested options may continue to vest in accordance with their terms; if Mr. Howley's employment terminates for the aforementioned reasons on or after April 25, 2012 but prior to April 25, 2013, 40% of the remaining unvested options may continue to vest in accordance with their terms; if Mr. Howley's employment terminates for any of the aforementioned reasons on or after April 25, 2013 but prior to April 25, 2014, 60% of the remaining unvested options may continue to vest in accordance with their terms; if Mr. Howley's employment terminates for any of the aforementioned reasons on or after April 25, 2014 but prior to April 25, 2015, 80% of the remaining unvested options may continue to vest in accordance with their terms; and if Mr. Howley's employment terminates for any of the aforementioned reasons on or after April 25, 2015, 100% of the remaining unvested options may continue to vest in accordance with their terms. In each case, the remaining unvested options to vest would spread ratably over the remaining performance vesting schedule. Thus, if Mr. Howley had died, had been terminated because he had become disabled, had been terminated by the Company without cause or had resigned from his employment for good reason on September 30, 2012, 204,000 options would be permitted to continue to vest in accordance with their terms. On November 19, 2012, the Compensation Committee amended Mr. Howley's stock option agreement of March 2011 vesting in 2014 and 2015 to also permit continued vesting if his employment terminates by reason of retirement after at least 15 years of service after age 60 or after at least ten years of service after age 65.

During the term of Mr. Howley's employment and following any termination of his employment, for a period of 24 months, Mr. Howley will be prohibited from engaging in any business that competes with any business of TransDigm Inc. or any entity owned by TransDigm Inc. and from rendering services to any person or entity designed to assist such person or entity to acquire a business that the Company has pursued or had demonstrable plans to pursue as an acquisition target within 24 months prior to Mr. Howley's termination. In addition, during the term of his employment and for the two-year period following the termination of Mr. Howley's employment for any reason, he will be prohibited from soliciting or inducing any person who is or was employed by, or providing consulting services to, the Company during the 12-month period prior to the date of the termination of his employment, to terminate their employment or consulting relationship with the Company. Under the terms of his employment agreement, Mr. Howley is also subject to certain confidentiality and non-disclosure obligations, and the Company has agreed, so long as Mr. Howley is not in breach of certain of his obligations under his employment agreement, to, among other things, indemnify him to the fullest extent permitted by Delaware law against all costs, charges and expenses incurred or sustained by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer or employee of the Company or his serving or having served any other enterprise as a director, officer or employee at the Company's request.

Employment Agreements with Other Executive Officers

On November 18, 2005, Gregory Rufus entered into an employment agreement with the Company, effective October 1, 2005, to serve as Executive Vice President and Chief Financial Officer, respectively, of the Company. The employment agreement was amended to conform with the provisions of Section 409A under the Internal Revenue Code on October 29, 2008. The initial term of Mr. Rufus' employment agreement expired on October 1, 2010 but was automatically extended for an additional two year period. On February 24, 2011, Mr. Rufus entered into new amended and restated employment agreement with the Company extending the term of the agreement through December 31, 2015. On April 20, 2012, each of Messrs. James Skulina and Peter Palmer entered into employment agreements with the Company to serve as Executive Vice President of the Company. Unless earlier terminated by the Company or Messrs. Skulina or Palmer, as the case may be, the terms of their agreements extend until October 1, 2017. On July 30, 2012, Mr. John Leary entered into an employment agreement with the Company to serve as Executive Vice President of the Company. Unless earlier terminated by the Company or Mr. John Leary, the term of his agreements extends until October 1, 2015.

Unless the Company or the executive elects not to renew the term, upon expiration of the current term of each executive's employment agreement, the agreement will automatically be extended for an additional two-year period. Under the terms of the employment agreements, Mr. Rufus is entitled to receive an annual base salary of no less than $395,000, Mr. Skulina was entitled to receive an annual base salary of no less than $310,000, Mr. Palmer is entitled to receive an annual base salary of no less than $310,000 and Mr. Leary was entitled to receive an annual base salary of no less than $335,000 through September 30, 2012 and no less than $348,500 thereafter, each of which annual base salary is subject to annual review but may be increased and not decreased subject to such review. As of September 30, 2012, Mr. Rufus', Mr. Skulina's, Mr. Palmer's and Mr. Leary's respective annual base salaries were $415,000, $ 310,000, $310,000 and $335,000. In addition, under the terms of their respective employment agreements, Mr. Rufus, Mr. Skulina, Mr. Palmer and Mr. Leary are entitled to participate in the Company's annual cash bonus plan, non-qualified deferred compensation plan, stock option plan and the other employee benefit plans, programs and arrangements that the Company may maintain from time to time for its senior officers. Under the terms of their respective employment agreement, Messrs. Rufus, Skulina, Palmer and Leary were also entitled to certain perquisites, including an annual automobile allowance and the payment by the Company of certain membership fees in respect of one country club of the executive's choice until such agreements were amended effective October 1, 2012 (or, in the case of Mr. Leary, such perquisites were eliminated by the express terms of the employment agreement). Effective October 1, 2012, each of Messrs. Rufus', Skulina's, Palmer's, and Mr. Leary's employment agreement was amended to eliminate the annual automobile allowance and the payment by the Company of certain country club membership fees and their base salaries were increased accordingly.

The employment agreements provide that if Mr. Rufus, Mr. Skulina, Mr. Palmer or Mr. Leary is terminated for any reason, he will be entitled to payment of any accrued but unpaid base salary through the termination date, any unreimbursed expenses, an amount for accrued but unused sick and vacation days, and benefits owing to him under the benefit plans and programs sponsored by the Company. In addition, if his employment is terminated:

- without cause (which is defined as the repeated failure by the executive officer, after written notice from the Board, substantially to perform his material duties and responsibilities as an officer or employee or director of the Company or any of its subsidiaries other than any such failure resulting from incapacity due to reasonably documented physical or mental illness, or any willful misconduct by the executive officer that has the effect of materially injuring the business of the Company or any of its subsidiaries, including, without limitation, the disclosure of material secret or confidential information of the Company or any of its subsidiaries),
- by the executive officer for certain enumerated good reasons, which include:
  - a material diminution in the his title, duties or responsibilities, without his prior written consent,
  - a reduction of his aggregate cash compensation (including bonus opportunities), benefits or perquisites, without his prior written consent,
  - the Company requires him, without his prior written consent, to be based at any office or location that requires a relocation greater than 30 miles from Cleveland, Ohio, or
  - any material breach of this Agreement by the Company, or
- due to his death or disability (which is defined as the executive officer's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of at least 12 months or a medically determinable physical or mental impairment, which can be expected to result in death or can be expected to last for a continuous period of at least 12 months, and for which the executive officer is receiving income replacement benefits for a period of at least three months under an accident and health plan covering the Company's employees),

the Company will pay (or would have paid) the executive officer, in substantially equal installments over a 12-month period, an amount equal to one times his salary plus one times the greater of all of the bonuses paid or payable to him for the prior fiscal year (excluding any extraordinary bonus) or the bonuses for the year in which his employment terminates, determined in accordance with the Company's bonus program(s), if any, plus, if termination occurred prior to October 1, 2012, the executive officer's annual automobile allowance. In addition, the Company will offer (or would have offered) to the executive officer to continue his participation under the medical benefit plans sponsored by the Company in accordance with applicable law at a monthly cost to him that is not greater than the monthly cost that he is charged for coverage as of the date of termination and, if termination occurred prior to October 1, 2012, the Company would have reimbursed the executive officer monthly for membership fees in one country club, not to exceed in any month one-twelfth of the monthly fees he was entitled to have reimbursed as of the date of termination. Effective, October 1, 2012, each of Messrs. Mr. Rufus', Mr. Skulina's, Mr. Palmer's and Mr. Leary's employment agreements was amended to eliminate payment of an executive officer's annual automobile allowance and certain country club membership fees following termination of such officer's employment (or, in the case of Mr. Leary, such perquisites were eliminated by the express terms of the employment agreement). During the term of each executive officer's employment and following any termination of his employment, for a period of 12 months in the case of a termination without cause or for enumerated good reasons, or 24 months in the event of his voluntary termination without enumerated good reasons or termination for cause, the executive officer will be prohibited from engaging in any business that competes with any business of the Company or any entity owned by TransDigm Inc. In addition, during the term of his employment and for the two-year period following the termination of each executive officer's employment for any reason, he will be prohibited from soliciting or inducing any person who is or was employed by, or providing consulting services to, the Company during the 12-month period prior to the date of the termination of his employment, to terminate their employment or consulting relationship with the Company. Under the terms of his employment agreement, each executive officer is also subject to certain confidentiality and non-disclosure obligations, and the Company has agreed, so long as the executive officer is not in breach of certain of his obligations under his employment agreement, to, among other things, indemnify him to the fullest extent permitted by Delaware law against all costs, charges and expenses incurred or sustained by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer or employee of the Company or his serving or having served any other enterprise as a director, officer or employee at the Company's request.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment Agreements

Information regarding employment agreements with several of the Company's executive officers is set forth under "Executive Compensation—Employment Agreements."

Business Relationship with Satair A/S

Mr. Staer is the Chief Executive Officer of Satair A/S, a subsidiary of Airbus ("Satair"), and a distributor of aerospace products, including parts manufactured by subsidiaries of the Company. Mr. Staer was elected to the Board of Directors on January 20, 2012. Until October 2011, Mr. Howley was a director of Satair and served on Satair's compensation committee. In fiscal 2012, Satair purchased parts from subsidiaries of the Company with an aggregate purchase price of approximately $70.2 million, representing approximately 4.1% of the Company's net sales.

Acquisition of AmSafe

In February 2012, the Company purchased AmSafe Global Holdings, Inc. for approximately $750 million in cash from a group controlled by Berkshire Partners LLC ("Berkshire") and Greenbriar Equity Group LLC. At the time of the sale, affiliates of Berkshire held approximately 37.5% of the equity of AmSafe. Affiliates of Berkshire also hold greater than 5% of the outstanding equity of the Company and Mr. Robert Small, a managing director of Berkshire, serves on the board of directors of the Company (but did not serve on the board of directors of AmSafe). Mr. Small recused himself from deliberations regarding the potential acquisition and abstained from the vote of the Company's Board of Directors in approving the AmSafe acquisition transaction.

Approval or Ratification of Transactions with Related Persons

The Board of Directors of the Company reviews and must approve all related party transactions. Proposed transactions between the Company and related persons (as defined in Regulation S-K Item 404 under the Securities Act of 1933) are submitted to the full Board for consideration. The relationship of the parties and the terms of the proposed transaction are reviewed and discussed by the Board and the Board may approve or disapprove the Company entering into the transaction. All related party transactions, whether or not those transactions must be disclosed under Federal securities laws, are approved by the Board pursuant to the policy.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and owners of more than 10% of a registered class of the Company's equity securities, to file with the SEC and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of common shares and other equity securities of the Company. Executive officers, directors and owners of more than 10% of the common shares are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended September 30, 2012, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with, except that Mr. Staer filed a late Form 3 on March 2, 2012 relating to his election to the Board on January 20, 2012, Mr. Skulina filed a late Form 4 on February 3, 2012 relating to a stock option grant on January 19, 2012, Mr. Laubenthal filed a late Form 4 on September 18, 2012 relating to a stock option exercise and sale that occurred on August 15, 2012 and Mr. James Riley filed a late Form 4 on December 20, 2012 relating to a stock option exercise and sale that occurred on December 15, 2012.

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. The Audit Committee meets at least quarterly to review quarterly or annual financial information prior to its release and inclusion in SEC filings. As part of each meeting, the Audit Committee has the opportunity to meet independently with management and the Company's independent registered public accounting firm.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained a formal written statement from the independent registered public accounting firm describing all relationships between the independent registered public accounting firm and the Company that might bear on the independent registered public accounting firm's independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the independent registered public accounting firm any relationships that may impact its objectivity and independence, and satisfied itself as to the independent registered public accounting firm's independence.

The Audit Committee reviewed and discussed with the independent registered public accounting firm all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," and reviewed and discussed the results of the independent registered public accounting firm's examination of the financial statements.

The Audit Committee reviewed and discussed the audited financial statements of the Company for the year ended September 30, 2012 with management and the independent registered public accounting firm. Management has the responsibility for the preparation of the Company's financial statements, and the independent registered public accounting firm has the responsibility for the examination of those statements.

Based on the above-described review and discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended September 30, 2012 for filing with the Securities and Exchange Commission.

Audit Committee
Sean P. Hennessy, Chairman
William Dries
Douglas W. Peacock
Robert Small

PROPOSAL TWO: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The following proposal provides stockholders the opportunity to cast an advisory vote on the Company's compensation for named executive officers by voting for or against the following resolution. As an advisory vote, this proposal is non-binding. Although the vote is non-binding, the Board of Directors and the Compensation Committee will consider the results of the vote when making future compensation decisions for the Company's named executive officers.

"RESOLVED, that the stockholders approve the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the proxy statement set forth under the caption "EXECUTIVE COMPENSATION" in this proxy statement."

The Board of Directors unanimously recommends that you vote FOR approval of the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the proxy statement set forth under the caption "EXECUTIVE COMPENSATION" in this proxy statement. Proxies will be voted FOR approval of the proposal unless otherwise specified.

PROPOSAL THREE: RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT ACCOUNTANTS

Ernst & Young LLP has served as independent registered public accounting firm to the Company since 2003 and is expected to do so for the fiscal year ending September 30, 2013. A representative of Ernst & Young LLP is expected to be present, and available to respond to appropriate questions, at the Annual Meeting and will have an opportunity to make a statement, if desired.

Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm is not required by the Company's Bylaws or otherwise. However, the Company is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Audit Committee will reconsider whether to retain the firm. In such event, the Audit Committee may retain Ernst & Young LLP, notwithstanding the fact that the stockholders did not ratify the selection, or select another nationally recognized accounting firm without re-submitting the matter to the stockholders. Even if the selection is ratified, the Audit Committee reserves the right in its discretion to select a different nationally recognized accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders. Below are the fees billed to the Company for the 2011 and 2012 fiscal years:

Audit Fees

Ernst & Young billed the Company an aggregate of approximately $2,226,000 in fees for professional services rendered in connection with the audit of the Company's annual consolidated financial statements and reviews of the consolidated financial statements of the Company included in its quarterly reports during fiscal year ended September 30, 2011 and approximately $2,472,000 during fiscal year ended September 30, 2012.

Audit-Related Fees

Ernst & Young billed the Company approximately $386,000 in fees for professional services rendered during the fiscal year ended September 30, 2011. Such services principally included assistance and consultation provided to management in performing due diligence in connection with potential acquisitions. Ernst & Young did not perform any similar services in fiscal year 2012.

Tax Fees

Ernst & Young billed the Company an aggregate of approximately $956,000 in fees for professional services rendered for the fiscal year ended September 30, 2011 and approximately $292,000 for the fiscal year ended September 30, 2012. Such services principally included assistance and consultation provided to the Company in connection with tax planning matters, mergers and acquisitions and tax compliance matters.

All Other Fees

No services were provided the Company by Ernst & Young during the years ended September 30, 2011 and September 30, 2012 other than audit services, audit-related services and tax services.

Audit Committee Pre-Approval Policy

The Audit Committee must pre-approve any audit or permissible non-audit services. The Audit Committee pre-approves, on an individual basis, all audit and permissible non-audit services provided by the independent auditors, and has provided blanket approval for acquisition-related services less than $100,000. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. 100% of non-audit services were preapproved by the Audit Committee.

The Board of Directors unanimously recommends that stockholders vote FOR this proposal.

PROPOSAL FOUR: STOCKHOLDER PROPOSAL

The Pension Reserves Investment Trust Fund, 84 State Street, Second Floor, Boston, Massachusetts 02109, the beneficial owner of 38,648 shares of the Company's common stock as of August 7, 2012, has advised the Company that it intends to submit a proposal to a vote of stockholders at the annual meeting of stockholders on March 6, 2013. The proposal and the stockholder's statement in support thereof are set forth below. If properly presented, this proposal will be voted on at the annual meeting.

The Board of Directors disclaims any responsibility for the content of the proposal and statement in support, which are presented in the form received from the stockholder. For the reasons set forth following the proposal, the Board of Directors makes no voting recommendation regarding this proposal.

Stockholder Proposal and Stockholder's Supporting Statement

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of TransDigm Group Incorporated urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2014 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2014 from completing the term for which such director was elected.

SUPPORTING STATEMENT

This resolution was submitted on behalf of the Pension Reserves Investment Trust Fund by its trustee, the Pension Reserves Investment Management Board. The Shareholder Rights Project represented and advised the Pension Reserves Investment Management Board in connection with this resolution.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than 60% since 2000, and the average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies during 2010 and 2011 exceeded 75%.

The significant shareholder support for declassification proposals is consistent with empirical studies reporting that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);

- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

Board of Directors' Statement Regarding the Stockholder Proposal to Repeal Classified Board

The Board of Directors has carefully considered the stockholder proposal set forth above relating to declassifying the Board of Directors, and at this time has determined neither to oppose nor to support the proposal and to make no voting recommendation to stockholders. The Board of Directors recognizes that this has been a controversial matter for other companies and believes there are valid arguments for and against declassifying the Board. This proposal will provide stockholders with an opportunity to express their views on this topic. The proposal is non-binding and requests that the Board of Directors take the steps necessary to eliminate the classified board structure. Any change in the classified structure of the Board of Directors would require an amendment to the Company's amended and restated certificate of incorporation. Such an amendment would have to be approved by the affirmative vote of not less than three-fourths of the outstanding shares of the Company's common stock.

After careful consideration, the Board of Directors is neither supporting nor opposing this proposal and makes no voting recommendation. Unless you instruct otherwise on your proxy card or by telephone or internet voting instructions, your proxy will be voted "ABSTAIN" on this proposal.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

If a stockholder wants to include a proposal in our Proxy Statement and form of proxy for presentation at the Company's 2013 Annual Meeting of Stockholders, the proposal must be provided in the manner set forth in SEC Rule 14a-8 and received by the Company at its principal executive offices at 1301 East Ninth Street, Suite 3000, Cleveland, Ohio 44114 by September 30, 2013. The proposal should be sent to the attention of the Secretary of the Company.

The Company's Bylaws provide certain procedures that a stockholder must follow to nominate persons for election as directors or to introduce an item of business at an Annual Meeting of Stockholders outside of SEC Rule 14a-8 (and therefore not for inclusion in our proxy materials for such Annual Meeting of Stockholders). These procedures provide that nominations for director nominees or an item of business to be introduced at an Annual Meeting of Stockholders must be submitted in writing to the Secretary of the Company at its principal executive offices. The Company must receive the notice of a stockholder's intention to introduce a nomination at the Company's 2014 Annual Meeting of Stockholders between November 6, 2013 and December 6, 2013. The Company must receive the notice of a stockholder's intention to propose an item of business, other than a director nomination, at the Company's 2014 Annual Meeting of Stockholders between December 6, 2013 and January 5, 2014. The chairman of the 2014 Annual Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

HOUSEHOLDING

The Securities and Exchange Commission permits a single set of annual reports and proxy statements to be sent to any household at which two or more stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy form. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing costs. A number of brokerage firms have instituted householding. Only one copy of this proxy statement and the attached annual report will be sent to certain beneficial stockholders who share a single address, unless any stockholder residing at that address gave contrary instructions. If any beneficial stockholder residing at such an address desires at this time to receive a separate copy of this proxy statement and the attached annual report or if any such stockholder wishes to receive a separate proxy statement and annual report in the future, the stockholder should provide such instructions to the Company by calling Investor Relations at (216) 706-2945, or by writing to Investor Relations, TransDigm Group Incorporated, 1301 East Ninth Street, Suite 3000, Cleveland, Ohio 44114.

OTHER MATTERS

If the enclosed proxy is properly executed and returned to the Company, the persons named in it will vote the shares represented by such proxy at the meeting. A stockholder may specify a vote for the election of directors as set forth under "Election of Directors," the withholding of authority to vote in the election of directors, or the withholding of authority to vote for one or more specified nominees.

If you properly complete your proxy form and send it to the Company in time to vote, your proxy (one of the individuals named in the proxy form) will vote your shares as you have directed. If you sign the proxy form but do not make specific choices, your proxy will vote your shares as recommended by the Board of Directors to elect the director nominees listed in "Election of Directors," in favor of the proposal to approve the compensation paid to the Company's named executive officers, in favor of ratification of the selection of Ernst & Young as the Company's independent accountants and will abstain from voting on the stockholder proposal. If any other matters shall properly come before the meeting, the persons named in the proxy will vote thereon in accordance with their judgment. Management does not know of any other matters which will be presented for action at the meeting.

By order of the Board of Directors,



GREGORY RUFUS
Secretary

Dated: January 28, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-32833

TransDigm Group Incorporated
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

41-2101738
(I.R.S. Employer Identification No.)

1301 East 9th Street, Suite 3000, Cleveland, Ohio	**44114**
(Address of principal executive offices)	**(Zip Code)**

(216) 706-2960
(Registrants' telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock	**New York Stock Exchange**
(Title)	**(Name of exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of March 31, 2012, based upon the last sale price of such voting and non-voting common stock on that date, was $5,540,323,145.

The number of shares outstanding of TransDigm Group Incorporated's common stock, par value $.01 per share, was 51,694,655 as of October 27, 2012.

Documents incorporated by reference: The registrant incorporates by reference in Part III hereof portions of its definitive Proxy Statement for its 2013 Annual Meeting of Stockholders.

TABLE OF CONTENTS

		Page
PART I		
ITEM 1	BUSINESS	1
ITEM 1A	RISK FACTORS	6
ITEM 1B	UNRESOLVED STAFF COMMENTS	15
ITEM 2	PROPERTIES	16
ITEM 3	LEGAL PROCEEDINGS	17
PART II		
ITEM 5	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	18
ITEM 6	SELECTED FINANCIAL DATA	22
ITEM 7	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	28
ITEM 7A	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	50
ITEM 8	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	51
ITEM 9	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	51
ITEM 9A	CONTROLS AND PROCEDURES	51
ITEM 9B	OTHER INFORMATION	54
PART III		
ITEM 10	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	54
ITEM 11	EXECUTIVE COMPENSATION	55
ITEM 12	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	56
ITEM 13	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	56
ITEM 14	PRINCIPAL ACCOUNTING FEES AND SERVICES	56
PART IV		
ITEM 15	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	56
	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	75

Special Note Regarding Forward-Looking Statements

This report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and 27A of the Securities Act of 1933, as amended. Discussions containing such forward-looking statements may be found in Items 1,1A, 2, 3, 5 and 7 hereof and elsewhere within this Report generally. In addition, when used in this Report, the words "believes," "anticipates," "expects," "should" and similar words or expressions are intended to identify forward-looking statements. Although the Company (as defined below) believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made in this Report. The more important of such risks and uncertainties are set forth under the caption "Risk Factors" and elsewhere in this Report. Many such factors are outside the control of the Company. Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We do not undertake, and specifically decline any obligation, to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

In this report, the term "TD Group" refers to TransDigm Group Incorporated, which holds all of the outstanding capital stock of TransDigm Inc. The terms "Company," "TransDigm," "we," "us," "our" and similar terms refer to TD Group, together with TransDigm Inc. and its direct and indirect subsidiaries. References to "fiscal year" mean the year ending or ended September 30. For example, "fiscal year 2012" or "fiscal 2012" means the period from October 1, 2011 to September 30, 2012.

PART I

ITEM 1. BUSINESS

The Company

TransDigm Inc. was formed in July 1993 in connection with the acquisition of certain businesses from IMO Industries Inc. TransDigm Group Incorporated ("TD Group") was formed in July 2003 to facilitate the acquisition of TransDigm, Inc. In March 2006 and May 2007, certain stockholders of TD Group and certain members of our management sold shares of TD Group common stock in underwritten public offerings. TD Group did not offer any shares of common stock for sale in the offerings and TD Group did not receive any of the proceeds from the sale of shares by the selling stockholders. As a result of the initial public offering in 2006, TD Group's common stock is publicly traded on the New York Stock Exchange under the ticker symbol "TDG."

We believe we are a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Our business is well diversified due to the broad range of products we offer to our customers. We estimate that about 90% of our net sales for fiscal year 2012 were generated by proprietary products. In addition, for fiscal year 2012, we estimate that we generated about ¾ of our net sales from products for which we are the sole source provider.

Most of our products generate significant aftermarket revenue. Once our parts are designed into and sold on a new aircraft, we generate net sales from aftermarket consumption over the life of that aircraft, which is generally estimated to be approximately 30 years. A typical platform can be produced for 20 to 30 years, giving us an estimated product life cycle of 50-60 years. We estimate that approximately 55% of our net sales in fiscal year 2012 were generated from aftermarket sales, the vast majority of which come from the commercial and military aftermarkets. These aftermarket revenues have historically produced a higher gross margin and been more stable than sales to original equipment manufacturers, or OEMs.

Products

We primarily design, produce and supply highly-engineered proprietary aerospace components (and certain systems/subsystems) with significant aftermarket content. We seek to develop highly customized products to solve specific needs for aircraft operators and manufacturers. We attempt to differentiate ourselves based on engineering, service and manufacturing capabilities. We typically choose not to compete for non-proprietary "build to print" business because it frequently offers lower margins than proprietary products. We believe that our products have strong brand names within the industry and that we have a reputation for high quality, reliability and customer support.

Our business is well diversified due to the broad range of products that we offer to our customers. Some of our more significant product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, NiCad batteries and chargers, engineered latching and locking devices, rods and locking devices, engineered connectors and elastomers, cockpit security components and systems, specialized cockpit displays, aircraft audio systems, specialized lavatory components, seatbelts and safety restraints, engineered interior surfaces and lighting and control technology.

Sales and Marketing

Consistent with our overall strategy, our sales and marketing organization is structured to continually develop technical solutions that meet customer needs. In particular, we attempt to focus on products and programs that will lead to high-margin, repeatable sales in the aftermarket.

We have structured our sales efforts along our major product offerings, assigning a product manager to certain products. Each product manager is expected to grow the sales and profitability of the products for which he or she is responsible and to achieve the targeted annual level of bookings, sales, new business and profitability for such products. The product managers are assisted by account managers and sales engineers who are responsible for covering major OEM and aftermarket accounts. Account managers and sales engineers are expected to be familiar with the personnel, organization and needs of specific customers, to achieve total bookings and new business goals at each account and, together with the product managers, to determine when additional resources are required at customer locations. Most of our sales personnel are evaluated, in part, on their bookings and their ability to identify and obtain new business opportunities.

Though typically performed by employees, the account manager function may be performed by independent representatives depending on the specific customer, product and geographic location. We also use a number of distributors to provide logistical support as well as primary customer contact with certain smaller accounts. Our major distributors are Aviall, Inc. (a subsidiary of The Boeing Company) and Satair A/S (a subsidiary of Airbus).

Manufacturing and Engineering

We maintain 35 principal manufacturing facilities. Most of our manufacturing facilities are comprised of manufacturing, distribution and engineering functions, and most facilities have certain administrative functions, including management, sales and finance. We continually strive to improve productivity and reduce costs, including rationalization of operations, developing improved control systems that allow for accurate product profit and loss accounting, investing in equipment, tooling, information systems and implementing broad-based employee training programs. Management believes that our manufacturing systems and equipment contribute to our ability to compete by permitting us to meet the rigorous tolerances and cost sensitive price structure of aircraft component customers.

We attempt to differentiate ourselves from our competitors by producing uniquely engineered products with high quality and timely delivery. Our engineering costs are recorded in Cost of Sales and in Selling and Administrative captions in our Consolidated Statements of Income. Total engineering expense represents approximately 6% of our operating units' aggregate costs, or approximately 3% of our consolidated net sales. Our proprietary products, and particularly our new product initiatives, are designed by our engineers and are intended to serve the needs of the aircraft component industry. These proprietary designs must withstand the extraordinary conditions and stresses that will be endured by products during use and meet the rigorous demands of our customers' tolerance and quality requirements.

We use sophisticated equipment and procedures to comply with quality requirements, specifications and Federal Aviation Administration (the "FAA") and OEM requirements. We perform a variety of testing procedures, including testing under different temperature, humidity and altitude levels, shock and vibration testing and X-ray fluorescent measurement. These procedures, together with other customer approved techniques for document, process and quality control, are used throughout our manufacturing facilities.

Customers

Our customers include: (1) distributors of aerospace components; (2) worldwide commercial airlines, including national and regional airlines; (3) large commercial transport and regional and business aircraft OEMs; (4) various armed forces of the United States and friendly foreign governments; (5) defense OEMs; (6) system suppliers; and (7) various other industrial customers. For the year ended September 30, 2012, Boeing (which includes Aviall, Inc., a distributor of commercial aftermarket parts to airlines throughout the world) accounted for approximately 13% of our net sales. Our top ten customers for fiscal year 2012 accounted for approximately 43% of our net sales. Products supplied to many of our customers are used on multiple platforms.

Active commercial production programs include the Boeing 737, 747, 767, 777 and 787, the Airbus A319/20/21, A330/A340 and A380, the Bombardier CRJ's, Challenger and Learjets, the Embraer RJ's, the Cessna Citation family, the Raytheon Premier and Hawker and most Gulfstream airframes. Military platforms include aircraft such as the Boeing C-17, F-15, F-18 and V-22, the Lockheed Martin C-130J, F-16 and F-35 Joint Strikefighter, the Northrop Grumman E-2C Hawkeye, the UH-60 Blackhawk, CH-47 Chinook and AH-64 Apache helicopters, the General Atomics Predator Drone and the Raytheon Patriot Missile. TransDigm has been awarded numerous contracts for the development of engineered products for production on the Airbus A350XWB, A320 NEO and A400M programs, the Bombardier Learjet 85, the Sikorsky S-97 and Boeing P-8 Poseidon.

We believe that we have strong customer relationships with almost all large commercial transport, regional, general aviation and military OEMs. The demand for our aftermarket parts and services depends on, among other things, the breadth of our installed OEM base, revenue passenger miles ("RPMs"), the size and age of the worldwide aircraft fleet and, to a lesser extent, airline profitability. We believe that we are also a leading supplier of components used on U.S.—designed military aircraft, including components that are used on a variety of fighter aircraft, military freighters and military helicopters.

Competition

The niche markets within the aerospace industry that we serve are relatively fragmented and we face several competitors for many of the products and services we provide. Due to the global nature of the commercial aircraft industry, competition in these categories comes from both U.S. and foreign companies. Competitors in our product offerings range in size from divisions of large public corporations to small privately-held entities, with only one or two components in their entire product portfolios.

We compete on the basis of engineering, manufacturing and marketing high quality products, which we believe meet or exceed the performance and maintenance requirements of our customers, consistent and timely delivery, and superior customer service and support. The industry's stringent regulatory, certification and technical requirements, and the investments necessary in the development and certification of products, create barriers to entry for potential new competitors. As long as customers receive products that meet or exceed expectations and performance standards, we believe that they will have a reduced incentive to certify another supplier because of the cost and time of the technical design and testing certification process. In addition, we believe that the availability, dependability and safety of our products are reasons for our customers to continue long-term supplier relationships.

Government Contracts

Companies engaged in supplying defense-related equipment and services to U.S. Government agencies are subject to business risks specific to the defense industry. These risks include the ability of the U.S. Government to unilaterally: (1) suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations; (2) terminate existing contracts; (3) reduce the value of existing contracts; (4) audit our contract-related costs and fees, including allocated indirect costs; and (5) control and potentially prohibit the export of our products.

Governmental Regulation

The commercial aircraft component industry is highly regulated by both the FAA in the United States and by the Joint Aviation Authorities in Europe and other agencies throughout the world, while the military aircraft component industry is governed by military quality specifications. We, and the components we manufacture, are required to be certified by one or more of these entities or agencies, and, in many cases, by individual OEMs, in order to engineer and service parts and components used in specific aircraft models.

We must also satisfy the requirements of our customers, including OEMs and airlines that are subject to FAA regulations, and provide these customers with products and services that comply with the government regulations applicable to commercial flight operations. In addition, the FAA requires that various maintenance routines be performed on aircraft components. We believe that we currently satisfy or exceed these maintenance standards in our repair and overhaul services. We also maintain several FAA approved repair stations.

In addition, sales of many of our products that will be used on aircraft owned by non-U.S. entities are subject to compliance with U.S. export control laws.

Our operations are also subject to a variety of worker and community safety laws. The Occupational Safety and Health Act ("OSHA"), mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances.

Raw Materials

We require the use of various raw materials in our manufacturing processes. We also purchase a variety of manufactured component parts from various suppliers. At times, we concentrate our orders among a few suppliers in order to strengthen our supplier relationships. Raw materials and component parts are generally available from multiple suppliers at competitive prices.

Intellectual Property

We have various trade secrets, proprietary information, trademarks, trade names, patents, copyrights and other intellectual property rights, which we believe, in the aggregate but not individually, are important to our business.

Backlog

As of September 30, 2012, the Company estimated its sales order backlog at $833 million compared to an estimated sales order backlog of $737 million as of September 30, 2011. The increase in backlog is primarily due to the acquisitions of Aero-Instruments, Harco and AmSafe discussed below, totaling approximately $62 million and an increase in orders across existing OEM product lines and to a lesser extent the aftermarket. The majority of the purchase orders outstanding as of September 30, 2012 are scheduled for delivery within the next twelve months. Purchase orders may be subject to cancellation or deferral by the customer prior to shipment. The level of unfilled purchase orders at any given date during the year will be materially affected by the timing of the Company's receipt of purchase orders and the speed with which those orders are filled. Accordingly, the Company's backlog as of September 30, 2012 may not necessarily represent the actual amount of shipments or sales for any future period.

Foreign Operations

Although we manufacture a significant portion of our products in the United States, we manufacture some products in Belgium, China, Malaysia, Mexico, Sri Lanka and the United Kingdom. We sell our products in the United States, as well as in foreign countries. Although the majority of sales of our products are made to customers including distributors located in the United States, our products are ultimately sold to and used by customers, including airlines and other end users of aircraft, throughout the world. A number of risks inherent in international operations could have a material adverse effect on our results of operations, including currency fluctuations, difficulties in staffing and managing multi-national operations, general economic and political uncertainties and potential for social unrest in countries in which we operate, limitations on our ability to enforce legal rights and remedies, restrictions on the repatriation of funds, change in trade policies, tariff regulation, difficulties in obtaining export and import licenses and the risk of government financed competition.

Our direct sales to foreign customers were approximately $508.8 million, $305.5 million, and $170.6 million for fiscal years 2012, 2011 and 2010, respectively. Sales to foreign customers are subject to numerous additional risks, including the impact of foreign government regulations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other action that would have a direct or indirect adverse impact on the business or market opportunities of the Company within such governments' countries. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to our operations and growth strategy.

Environmental Matters

Our operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water, the generation, handling, storage and disposal of hazardous materials and wastes, the remediation of contamination and the health and safety of our employees. Environmental laws and regulations may require that the Company investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. Certain facilities and third-party sites utilized by subsidiaries of the Company have been identified as potentially responsible parties under the federal Superfund laws and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under applicable laws.

Estimates of the Company's environmental liabilities are based on current facts, laws, regulations and technology. These estimates take into consideration the Company's prior experience and professional judgment of the Company's environmental specialists. Estimates of the Company's environmental liabilities are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and cost estimates, the extent of corrective actions that may be required and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation.

Accordingly, as investigation and remediation proceed, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations or cash flows in a given period. Based on currently available information, however, the Company does not believe that future environmental costs in excess of those accrued with respect to sites for which the Company has been identified as a potentially responsible party are likely to have a material adverse effect on the Company's financial condition.

Environmental liabilities are recorded when the liability is probable and the costs are reasonably estimable, which generally is not later than at completion of a feasibility study or when the Company has recommended a remedy or has committed to an appropriate plan of action. The liabilities are reviewed periodically and, as investigation and remediation proceed, adjustments are made as necessary. Liabilities for losses from environmental remediation obligations do not consider the effects of inflation and anticipated expenditures are not discounted to their present value. The liabilities are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites, third party indemnity obligations, and an assessment of the likelihood that such parties will fulfill their obligations at such sites.

Employees

As of September 30, 2012, we had approximately 5,400 full time, part time and temporary employees. Approximately 12% of our employees were represented by labor unions. Collective bargaining agreements between us and these labor unions expire at various dates ranging from November 2012 to April 2016. We consider our relationship with our employees generally to be satisfactory.

Legal Proceedings

We are from time to time subject to, and are presently involved in, litigation or other legal proceedings arising in the ordinary course of business. Based upon information currently known to us, we believe the outcome of such proceedings will not have, individually or in the aggregate, a material adverse effect on our business, our financial condition or results of operations.

Available Information

TD Group's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments, will be made available free of charge on the Company's website, *www.transdigm.com*, as soon as reasonably practicable, following the filing of the reports with the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

Set forth below are important risks and uncertainties that could negatively affect our business and financial condition and could cause our actual results to differ materially from those expressed in forward-looking statements contained in this report.

Our business is sensitive to the number of flight hours that our customers' planes spend aloft, the size and age of the worldwide aircraft fleet and our customers' profitability. These items are, in turn, affected by general economic conditions.

Our business is directly affected by, among other factors, changes in revenue passenger miles (RPMs), the size and age of the worldwide aircraft fleet and, to a lesser extent, changes in the profitability of the commercial airline industry. RPMs and airline profitability have historically been correlated with the general economic environment, although national and international events also play a key role. For example, in the recent past, the airline industry has been severely affected by the downturn in the global economy, higher fuel prices, the increased security concerns among airline customers following the events of September 11, 2001, the Severe

Acute Respiratory Syndrome, or SARS, epidemic and the conflicts in Afghanistan and Iraq. In addition, global market and economic conditions have been challenging with continued turbulence in the U.S. and international markets and economies and have prolonged declines in business and consumer spending. As a result of the substantial reduction in airline traffic resulting from these events, the airline industry incurred large losses and financial difficulties. Some carriers have also parked or retired a portion of their fleets and have reduced workforces and flights. During periods of reduced airline profitability, some airlines may delay purchases of spare parts, preferring instead to deplete existing inventories. If demand for new aircraft and spare parts decreases, there would be a decrease in demand for certain of our products.

Our sales to manufacturers of aircraft are cyclical, and a downturn in sales to these manufacturers may adversely affect us.

Our sales to manufacturers of large commercial aircraft, such as The Boeing Company, Airbus S.A.S, and related OEM suppliers, as well as manufacturers of business jets, which accounted for approximately 26% of our net sales in fiscal year 2012, have historically experienced periodic downturns. In the past, these sales have been affected by airline profitability, which is impacted by, among other things, fuel and labor costs, price competition, downturns in the global economy and national and international events, such as the events of September 11, 2001. In addition, sales of our products to manufacturers of business jets are impacted by, among other things, downturns in the global economy. Prior downturns have adversely affected our net sales, gross margin and net income.

We rely heavily on certain customers for much of our sales.

Our largest customer for fiscal year 2012 was The Boeing Company (which includes Aviall, Inc., a distributor of commercial aftermarket parts to airlines throughout the world). Boeing accounted for approximately 13% of our net sales in fiscal year 2012. Our top ten customers for fiscal year 2012 accounted for approximately 43% of our net sales. A reduction in purchasing by one of our larger customers for any reason, such as economic downturn, decreased production or strike, could have a material adverse effect on our net sales, gross margin and net income.

We generally do not have guaranteed future sales of our products. Further, when we enter into fixed price contracts with some of our customers, we take the risk for cost overruns.

As is customary in our business, we do not generally have long-term contracts with most of our aftermarket customers and, therefore, do not have guaranteed future sales. Although we have long-term contracts with many of our OEM customers, many of those customers may terminate the contracts on short notice and, in most cases, our customers have not committed to buy any minimum quantity of our products. In addition, in certain cases, we must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements, and this anticipated future volume of orders may not materialize.

We also have entered into multi-year, fixed-price contracts with some of our customers, pursuant to which we have agreed to perform the work for a fixed price and, accordingly, realize all the benefit or detriment resulting from any decreases or increases in the costs of making these products. Sometimes we accept a fixed-price contract for a product that we have not yet produced, and this increases the risk of cost overruns or delays in the completion of the design and manufacturing of the product. Most of our contracts do not permit us to recover increases in raw material prices, taxes or labor costs.

U.S. military spending is dependent upon the U.S. defense budget.

The military and defense market is significantly dependent upon government budget trends, particularly the U.S. Department of Defense (the "DOD") budget. In addition to normal business risks, our supply of products to the United States Government is subject to unique risks largely beyond our control. Future DOD budgets could be negatively impacted by several factors, including, but not limited to, a change in defense spending policy by the current presidential administration, the U.S. Government's budget deficits, spending priorities, the cost of sustaining the U.S. military presence in the Middle East and possible political pressure to reduce U.S. Government military spending, each of which could cause the DOD budget to remain unchanged or to decline. A significant decline in U.S. military expenditures in the future could result in a reduction in the amount of our products sold to the various agencies and buying organizations of the U.S. Government.

We intend to pursue future acquisitions. Our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired operations.

A significant portion of our growth has occurred through acquisitions. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. We intend to pursue acquisitions that we believe will present opportunities consistent with our overall business strategy. However, we may not be able to find suitable acquisition candidates to purchase or may be unable to acquire desired businesses or assets on economically acceptable terms. In addition, we may not be able to raise the capital necessary to fund future acquisitions. Because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

We regularly engage in discussions with respect to potential acquisition and investment opportunities. If we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions could likely result in the incurrence of additional debt and contingent liabilities and an increase in interest and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.

Acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect. In addition, we may not be able to successfully integrate any business we acquire into our existing business. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to service, attract customers and develop new products and services or attend to other acquisition opportunities.

We are subject to certain unique business risks as a result of supplying equipment and services to the U.S. Government.

Companies engaged in supplying defense-related equipment and services to U.S. Government agencies are subject to business risks specific to the defense industry. These risks include the ability of the U.S. Government to unilaterally:

- suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;
- terminate existing contracts;
- reduce the value of existing contracts; and
- audit our contract-related costs and fees, including allocated indirect costs.

Most of our U.S. Government contracts can be terminated by the U.S. Government for its convenience without significant notice. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination.

On contracts for which the price is based on cost, the U.S. Government may review our costs and performance, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of research and development costs, and certain marketing expenses may not be subject to reimbursement.

In addition, even where the price is not based on cost, the U.S. Government may seek to review our costs to determine whether our pricing is "fair and reasonable". Five of our subsidiaries and divisions were subject to such a pricing review for years 2002 through 2004 and it is possible that we will be subject to a similar pricing review in the future. Such a review could be costly and time consuming for our management and could distract from our ability to effectively manage the business. As a result of such a review, we could be subject to providing a refund to the U.S. Government or we could be asked to enter into an arrangement whereby our prices would be based on cost or the DOD could seek to pursue alternative sources of supply for our parts. Any of those occurrences could lead to a reduction in our revenue from, or the profitability of certain of our supply arrangements with, certain agencies and buying organizations of the U.S. Government.

Our business may be adversely affected if we would lose our government or industry approvals or if more stringent government regulations are enacted or if industry oversight is increased.

The aerospace industry is highly regulated in the United States and in other countries. In order to sell our components, we and the components we manufacture must be certified by the FAA, the DOD and similar agencies in foreign countries and by individual manufacturers. If new and more stringent government regulations are adopted or if industry oversight increases, we might incur significant expenses to comply with any new regulations or heightened industry oversight. In addition, if material authorizations or approvals were revoked or suspended, our business would be adversely affected.

In addition to the aviation approvals, we are at times required to obtain approval from U.S. Government agencies to export our products. Additionally, we are not permitted to export some of our products. A determination by the U.S. Government that we failed to receive required approvals or licenses could eliminate or restrict our ability to sell our products outside the United States, and the penalties that could be imposed by the U.S. Government for failure to comply with these laws could be significant.

Our substantial indebtedness could adversely affect our financial health and could harm our ability to react to changes to our business and prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness. As of September 30, 2012, our total indebtedness was approximately $3,619.1 million, which was approximately 74.8% of our total capitalization.

In addition, we may be able to incur substantial additional indebtedness in the future. For example, as of September 30, 2012, we had approximately $302.9 million of unused commitments under our revolving loan facility. Although our senior secured credit facility and the indentures (together with the indenture governing the 5½% notes discussed below, the "Indentures") governing the 7¾% senior subordinated notes issued in December 2010 (the "7¾% Senior Subordinated Notes") contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these qualifications and exceptions could be substantial. If we incur additional debt, the risks associated with our substantial leverage would increase.

Our substantial indebtedness could have important consequences to investors. For example, it could:

- increase our vulnerability to general economic downturns and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to competitors that have less debt; and
- limit, along with the financial and other restrictive covenants contained in the documents governing our indebtedness, among other things, our ability to borrow additional funds, make investments and incur liens.

In addition, all of our debt under the senior secured credit facility, which includes a $2.02 billion term loan facility and a revolving loan facility of $310.0 million, bears interest at floating rates. Accordingly, in the event that interest rates increase, our debt service expense will also increase. In order to reduce the floating interest rate risk, as of September 30, 2012, the Company was party to three forward starting interest rate swap agreements that fix the rate of interest beginning December 31, 2012 through June 30, 2015 on an aggregate notional amount of $353 million of debt under the senior secured credit facility.

On October 9, 2012, the Company amended the secured credit facility to provide for an additional term loan facility in the aggregate principal amount of $150 million. The additional term loan facility was fully drawn on October 15, 2012. The Company also issued $550 million in aggregate principal amount of its 5 ½% Senior Subordinated Notes due 2020 (the "5 ½% Senior Subordinated Notes") at an issue price of 100% of the principal amount on October 15, 2012.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness, including the 7 ¾% Senior Subordinated Notes (as well as the 5 ½% Senior Subordinated Notes). We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the senior secured credit facility or otherwise in amounts sufficient to enable us to service our indebtedness. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

Our ability to make payments on our indebtedness, including the 7 ¾% Senior Subordinated Notes (as well as the 5 ½% Senior Subordinated Notes) and amounts borrowed under the credit facilities, and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all or that future borrowings will be available to us under the senior secured credit facility or otherwise in amounts sufficient to enable us to service our indebtedness, including the amounts borrowed under the senior secured credit facility and the 7 ¾% Senior Subordinated Notes (as well as the 5 ½% Senior Subordinated Notes), or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, the Indentures and the senior secured credit facility may restrict us from adopting any of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms and would otherwise adversely affect the 7 3⁄4% Senior Subordinated Notes (as well as the 5 1⁄2% Senior Subordinated Notes).

The terms of the senior secured credit facility and Indentures may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

Our senior secured credit facility and the Indentures contain a number of restrictive covenants that impose significant operating and financial restrictions on TD Group, TransDigm Inc. and its subsidiaries (in the case of the senior secured credit facility) and TransDigm Inc. and its subsidiaries (in the case of the Indentures) and may limit their ability to engage in acts that may be in our long-term best interests. The senior secured credit facility and Indentures include covenants restricting, among other things, the ability of TD Group, TransDigm Inc. and its subsidiaries (in the case of the senior secured credit facility) and TransDigm Inc. and its subsidiaries (in the case of the Indentures) to:

- incur or guarantee additional indebtedness or issue preferred stock;
- pay distributions on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt;
- make investments;
- sell assets;
- enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us;
- incur or allow to exist liens;
- consolidate, merge or transfer all or substantially all of our assets;
- engage in transactions with affiliates;
- create unrestricted subsidiaries; and
- engage in certain business activities.

A breach of any of these covenants could result in a default under the senior secured credit facility or the Indentures. If any such default occurs, the lenders under the senior secured credit facility and the holders of the 7 3⁄4% Senior Subordinated Notes (as well as the 5 1⁄2% Senior Subordinated Notes) may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under the senior secured credit facility also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under the senior secured credit facility, the lenders under that facility will have the right to proceed against the collateral granted to them to secure the debt, which includes our available cash, and they will also have the right to prevent us from making debt service payments on the 7 3⁄4% Senior Subordinated Notes (as well as the 5 1⁄2% Senior Subordinated Notes). If the debt under the senior secured credit facility or the 7 3⁄4% Senior Subordinated Notes (as well as the 5 1⁄2% Senior Subordinated Notes) were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full our debt.

We could incur substantial costs as a result of violations of or liabilities under environmental laws and regulations.

Our operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water, the generation, handling, storage and disposal of hazardous materials and wastes, the remediation of contamination and the health and safety of our employees. Environmental laws and regulations may require that the Company investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. Certain facilities and third-party sites utilized by subsidiaries of the Company have been identified as potentially responsible parties under the federal Superfund laws and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under applicable laws.

Estimates of the Company's environmental liabilities are based on current facts, laws, regulations and technology. These estimates take into consideration the Company's prior experience and professional judgment of the Company's environmental specialists. Estimates of the Company's environmental liabilities are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and cost estimates, the extent of corrective actions that may be required and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation.

Accordingly, as investigation and remediation proceed, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations or cash flows in a given period. Based on currently available information, however, the Company does not believe that future environmental costs in excess of those accrued with respect to sites for which the Company has been identified as a potentially responsible party are likely to have a material adverse effect on the Company's financial condition.

Environmental liabilities are recorded when the liability is probable and the costs are reasonably estimable, which generally is not later than at completion of a feasibility study or when the Company has recommended a remedy or has committed to an appropriate plan of action. The liabilities are reviewed periodically and, as investigation and remediation proceed, adjustments are made as necessary. Liabilities for losses from environmental remediation obligations do not consider the effects of inflation and anticipated expenditures are not discounted to their present value. The liabilities are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites, third party indemnity obligations, and an assessment of the likelihood that such parties will fulfill their obligations at such sites.

We are dependent on our highly trained employees and any work stoppage or difficulty hiring similar employees could adversely affect our business.

Because our products are complicated and highly engineered, we depend on an educated and trained workforce. There is substantial competition for skilled personnel in the aircraft component industry, and we could be adversely affected by a shortage of skilled employees. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel.

As of September 30, 2012, we had approximately 5,400 full time, part time and temporary employees. Approximately 12% of our employees were represented by labor unions. Collective bargaining agreements between us and these labor unions expire at various dates ranging from November 2012 to April 2016. We consider our relationship with our employees generally to be satisfactory. Although we believe that our relations with our employees are satisfactory, we cannot assure you that we will be able to negotiate a satisfactory renewal of these collective bargaining agreements or that our employee relations will remain stable. Because we maintain a relatively small inventory of finished goods, any work stoppage could materially and adversely affect our ability to provide products to our customers.

Our business is dependent on the availability of certain components and raw materials from suppliers.

Our business is affected by the price and availability of the raw materials and component parts that we use to manufacture our components. Our business, therefore, could be adversely impacted by factors affecting our suppliers (such as the destruction of our suppliers' facilities or their distribution infrastructure, a work stoppage or strike by our suppliers' employees or the failure of our suppliers to provide materials of the requisite quality), or by increased costs of such raw materials or components if we were unable to pass along such price increases to our customers. Because we maintain a relatively small inventory of raw materials and component parts, our business could be adversely affected if we were unable to obtain these raw materials and components from our suppliers in the quantities we require or on favorable terms. Although we believe in most cases that we could identify alternative suppliers, or alternative raw materials or component parts, the lengthy and expensive FAA and OEM certification processes associated with aerospace products could prevent efficient replacement of a supplier, raw material or component part.

Our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other natural disaster could cause damage to our facilities and equipment, which could require us to curtail or cease operations.

A number of our manufacturing facilities are located in the greater Los Angeles area, an area known for earthquakes, and are thus vulnerable to damage. We are also vulnerable to damage from other types of disasters, including power loss, fire, explosions, floods, communications failures, terrorist attacks and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be impaired.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

Mergers and acquisitions have resulted in significant increases in identifiable intangible assets and goodwill. Identifiable intangible assets, which primarily include trademarks, trade names, trade secrets, license agreements and technology, were approximately $1,123.6 million at September 30, 2012, representing approximately 21% of our total assets. Goodwill recognized in accounting for the mergers and acquisitions was approximately $3,035.5 million at September 30, 2012, representing approximately 56% of our total assets. We may never realize the full value of our identifiable intangible assets and goodwill, and to the extent we were to determine that our identifiable intangible assets or our goodwill were impaired within the meaning of applicable accounting standards, we would be required to write-off the amount of any impairment.

We face significant competition.

We operate in a highly competitive global industry and compete against a number of companies. Competitors in our product lines are both U.S. and foreign companies and range in size from divisions of large public corporations to small privately held entities. We believe that our ability to compete depends on high product performance, consistent high quality, short lead-time and timely delivery, competitive pricing, superior customer service and support and continued certification under customer quality requirements and assurance programs. We may have to adjust the prices of some of our products to stay competitive.

We could be adversely affected if one of our components causes an aircraft to crash.

Our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that we have designed, manufactured or serviced. While we maintain liability insurance to protect us from future products liability claims, in the event of product liability claims our insurers may attempt to deny coverage or any coverage we have may not be adequate. We also may not be able to maintain insurance coverage in the future at an acceptable cost. Any liability not covered by insurance or for which third party indemnification is not available could result in significant liability to us.

In addition, a crash caused by one of our components could damage our reputation for quality products. We believe our customers consider safety and reliability as key criteria in selecting a provider of aircraft components. If a crash were to be caused by one of our components, or if we were to otherwise fail to maintain a satisfactory record of safety and reliability, our ability to retain and attract customers may be materially adversely affected.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to sell your shares at or above the purchase price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects, including possible changes due to the cyclical nature of the aerospace industry and other factors such as fluctuations in OEM and aftermarket ordering, which could cause short-term swings in profit margins, or unrelated to our operating performance, including market conditions affecting the stock market generally or the stocks of aerospace companies more specifically.

Future sales of our common stock in the public market could lower our share price.

We may sell additional shares of common stock into the public markets or issue convertible debt securities to raise capital in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the public markets or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities to raise capital at a time and price that we deem appropriate.

Our corporate documents and Delaware law contain certain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our Board of Directors to issue up to 149,600,000 shares of "blank check" preferred stock. Without stockholder approval, the Board of Directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, holders of preferred stock could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered Board of Directors, whereby directors serve for three-year terms, with approximately one-third of the directors coming up for re-election each year. Having a staggered board will make it more difficult for a third party to obtain control of our Board of Directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our Board of Directors. Our amended and restated certificate of incorporation also provides that the affirmative vote of the holders of at least 75% of the voting power of our issued and outstanding capital stock, voting together as a single class, is required for the alteration, amendment or repeal of certain provisions of our amended and restated certificate of incorporation, including the provisions authorizing a staggered board, and certain provisions of our amended and restated bylaws, including the provisions relating to our stockholders' ability to call special meetings, notice provisions for stockholder business to be conducted at an annual meeting, requests for stockholder lists and corporate records, nomination and removal of directors, and filling of vacancies on our Board of Directors.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an "interested stockholder," we may not enter into a "business combination" with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, "interested stockholder" means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

We do not pay regular quarterly or annual cash dividends on our stock.

On October 15, 2012 the Company's Board of Directors authorized and declared a special cash dividend of $12.85 on each outstanding share of common stock and cash dividend equivalent payments under certain of its stock option plans. The special cash dividend amounting to approximately $663.5 million was paid in November 2012 and Dividend Equivalent Payments amounting to approximately $36.0 million will be paid prior to December 31, 2012. The Company declared and paid a special cash dividend of $7.65 on each outstanding share of common stock in October 2009.

Notwithstanding the special cash dividends paid in October 2009 and November 2012, we do not anticipate declaring or paying regular quarterly or annual cash dividends on our common stock or any other equity security in the foreseeable future. The amounts that may be available to us to pay cash dividends are restricted under our debt and other agreements. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend on our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. Therefore, you should not rely on quarterly or annual dividend income from shares of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

TransDigm's owned properties as of September 30, 2012 are as follows:

Location	Square Footage
Liberty, SC	219,000
Waco, TX	218,800
Bridport, United Kingdom	193,200
Phoenix, AZ	138,700
Los Angeles, CA	131,000
Kent, OH	120,000
Pinellas Park, FL	110,000
Addison, IL	83,300
Seattle, WA	78,300
Placentia, CA	75,000
Painesville, OH	63,900
Wichita, KS	57,000
South Euclid, OH	50,000
Avenel, NJ	48,500
Herstal, Belgium	45,700
Branford, CT	45,300
Valencia, CA	38,000
Rancho Cucamonga, CA	32,700
Melaka, Malaysia	24,800
Deerfield Beach, FL	20,000

The properties listed above, except Bridport, Phoenix, Kent, Pinellas Park, Herstal, Branford, Valencia and Melaka are subject to mortgage liens under our senior secured credit facility. The Seattle property is currently vacant and under contract to sell.

TransDigm's leased properties as of September 30, 2012 are as follows:

Location	Square Footage
Dayton, NV	144,000
Nittambuwa, Sri Lanka	113,000
Everett, WA	111,000
Fullerton, CA	100,000
Anaheim, CA	97,000
Collegeville, PA	90,000
Kunshan, China	75,300
Camarillo, CA	70,000
Matamoros, Mexico	60,500
Elkart, IN	51,500
Tempe, AZ	40,200
Chongqing, China	37,700
Northridge, CA	35,000
Simi Valley, CA	33,400
London, United Kingdom	27,400
Nogales, Mexico	27,000
Gardena, CA	25,000
Erie, PA	19,200
Bellevue, WA	18,000

Location	Square Footage
Cleveland, OH	15,200
Cleveland, OH	13,100
Wichita, KS	10,000
Bookham, United Kingdom	9,900
Placentia, CA	8,400
Pasadena, CA	5,300
Borella, Sri Lanka	4,900
Paris, France	2,100
Wichita, KS	1,700
Singapore	1,700
Kunshan, China	1,300

TransDigm also leases certain of its other non-material facilities. Management believes that our machinery, plants and offices are in satisfactory operating condition and that it will have sufficient capacity to meet foreseeable future needs without incurring significant additional capital expenditures.

ITEM 3. LEGAL PROCEEDINGS

During the ordinary course of business, TransDigm is from time to time threatened with, or may become a party to, legal actions and other proceedings related to its businesses, products or operations. While TransDigm is currently involved in some legal proceedings, management believes the results of these proceedings will not have a material effect on its financial condition, results of operations, or cash flows.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange, or NYSE, under the ticker symbol "TDG." The following chart sets forth, for the periods indicated, the high and low sales prices of the common stock on the NYSE.

Quarterly Stock Prices

	High	Low
Fiscal 2011		
For Quarter ended January 1, 2011	$ 72.93	$ 60.89
For Quarter ended April 2, 2011	85.38	72.46
For Quarter ended July 2, 2011	94.08	76.82
For Quarter ended September 30, 2011	95.04	73.76
Fiscal 2012		
For Quarter ended December 31, 2011	102.73	74.30
For Quarter ended March 31, 2012	121.48	91.97
For Quarter ended June 30, 2012	134.43	111.56
For Quarter ended September 30, 2012	146.72	117.77

Holders

On October 31, 2012, there were 29 stockholders of record of our common stock. We estimate that there were approximately 55,228 beneficial stockholders as of October 31, 2012, which includes an estimated amount of stockholders who have their shares held in their accounts by banks and brokers.

Dividends

In October 2009 TD Group's Board of Directors declared a special cash dividend of $7.65 on each outstanding share of common stock. Also, in October 2012 TD Group's Board of Directors declared a special cash dividend of $12.85 on each outstanding share of common stock.

We do not anticipate declaring or paying regular quarterly or annual cash dividends on our common stock in the near future. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions, and other factors deemed relevant by our Board of Directors. TD Group is a holding company and conducts all of its operations through direct and indirect subsidiaries. Unless TD Group receives dividends, distributions, advances, transfers of funds or other payments from our subsidiaries, TD Group will be unable to pay any dividends on our common stock in the future. The ability of any subsidiaries to take any of the foregoing actions is limited by the terms of our debt documents and may be limited by future debt or other agreements that we may enter into.

Performance Graph

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in the shares of common stock of TD Group with the cumulative total return of a hypothetical investment in each of the S&P Midcap 400 Index and the S&P MidCap 400 S&P Aerospace & Defense Index based on the respective market prices of each such investment on the dates shown below, assuming an initial investment of $100 on September 30, 2007.

The following performance graph and related information shall not be deemed "soliciting material" nor to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent we specifically incorporate it by reference into such filing.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among TransDigm Group, Inc, the S&P Midcap 400 Index,
and S&P MidCap 400 S&P Aerospace & Defense


$400
$350
$300
$250
$200
$150
$100
$50
$0
9/07
9/08
9/09
9/10
9/11
9/12
TransDigm Group, Inc
S&P Midcap 400
S&P MidCap 400 S&P Aerospace & Defense

*$100 invested on 9/30/07 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

	9/07	9/08	9/09	9/10	9/11	9/12
TransDigm Group Incorporated	100.00	74.89	108.97	159.11	209.42	363.79
S&P Midcap 400	100.00	83.32	80.73	95.08	93.87	120.65
S&P MidCap 400 S&P Aerospace & Defense	100.00	61.91	61.22	79.22	79.31	98.32

Purchases of Equity Securities by the Issuer or Affiliated Purchaser

On August 22, 2011 we announced a program permitting us to repurchase a portion of our outstanding shares not to exceed $100 million in the aggregate. During the year ended September 30, 2012, the Company repurchased 11,300 shares of its common stock at a gross cost of approximately $0.8 million at a weighted-average price per share of $74.87 per share. The program replaces the repurchase program announced on October 23, 2008, under which the Company previously repurchased 494,100 shares of its common stock at a gross cost of approximately $15.2 million at a weighted-average price per share of $30.85.

Equity Compensation Plan Information

Plan category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[(1)]	5,778,317	$48.49	3,220,445
Equity compensation plans not approved by security holders[(2)]	16,096	$ 6.68	N/A
Total	5,794,413		3,220,445

(1) Includes information related to the 2003 stock option plan and the 2006 stock incentive plan, each as described below.

(2) Options issued outside of the 2003 stock option plan and the 2006 stock incentive plan.

2003 Stock Option Plan

In connection with the acquisition of the Company by Warburg Pincus in 2003, TD Group adopted a stock option plan for the benefit of our employees. The stock option plan has been amended and restated on several occasions, most recently effective as of July 18, 2008 and we refer to such stock option plan as it is currently in effect as the 2003 stock option plan.

Upon the closing of the acquisition of the Company by Warburg Pincus, certain employees rolled over certain then-existing options to purchase shares of common stock of TransDigm Inc.'s former holding company with an aggregate intrinsic value of approximately $35.7 million into a combination of options to purchase shares of common stock of TD Group, or rollover options, and interests in the two deferred compensation plans which have since been terminated. These employees were granted rollover options to purchase an aggregate of 3,870,152 shares of TD Group common stock, which gives effect to the 149.60 for 1.00 stock split that we effected on March 14, 2006 in connection with our initial public offering. All rollover options granted in connection with the closing of the acquisition were fully vested on the date of grant. As of September 30, 2012, all rollover options were exercised.

In addition to the shares of TD Group common stock reserved for issuance upon exercise of rollover options, under the terms of the 2003 stock option plan, an aggregate of 5,469,301 shares of TD Group common stock are reserved for issuance upon exercise of new management options (after giving effect to the stock split). As of September 30, 2012, there were new management options to purchase 1,052,122 shares of TD Group common stock outstanding (after giving effect to the stock split). As of September 30, 2012, there were 77,829 shares available for issuance under options not yet granted.

2006 Stock Incentive Plan

Prior to the consummation of its initial public offering, TD Group adopted a new stock incentive plan, which was amended on October 20, 2006, July 29, 2008 and March 3, 2011, designed to assist us in attracting, retaining, motivating and rewarding key employees, directors or consultants, and promoting the creation of long-term value for stockholders of TD Group by closely aligning the interests of these individuals with those of our stockholders. The 2006 stock incentive plan permits TD Group to award our key employees, directors or consultants stock options, restricted stock and other stock-based incentives. The total number of shares of TD Group common stock reserved for issuance or delivery under the 2006 stock incentive plan is 8,119,668, subject to adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate transaction or event. As of September 30, 2012, there were 22,944 shares of common stock issued and outstanding under the 2006 stock incentive plan that had been issued to directors. In addition, options to purchase 4,954,108 shares had been issued thereunder, of which 4,726,195 were outstanding. As of September 30, 2012, there were 3,142,616 shares available for issuance under options not yet granted.

Other Option Awards

In connection with the acquisition of the Company by Warburg Pincus, the Company issued 132,096 options to Michael Graff, a director of the Company. Because Mr. Graff was not an employee of the Company and because participation in the 2003 Stock Option Plan was limited to employees, the options were issued outside of the 2003 Stock Option Plan. All of the options awarded to Mr. Graff are vested. As of September 30, 2012, 16,096 options remained outstanding and exercisable.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical consolidated financial and other data of TD Group for the fiscal years ended September 30, 2008 to 2012 which have been derived from TD Group's audited consolidated financial statements.

Separate historical financial information of TransDigm Inc. is not presented since the 7 3/4% Senior Subordinated Notes and the 5 1/2% Senior Subordinated Notes are guaranteed by TD Group and all direct and indirect domestic restricted subsidiaries of TransDigm Inc. and since TD Group has no operations or significant assets separate from its investment in TransDigm Inc.

Acquisitions of businesses and product lines completed by TD Group during the last five fiscal years are as follows:

- On May 7, 2008, TransDigm Inc. acquired all of the outstanding capital stock of CEF Industries, Inc.
- On September 26, 2008, Champion Aerospace LLC, a subsidiary of TransDigm Inc., acquired certain product line assets from Unison Industries, LLC, a GE Aviation business.
- On December 16, 2008, TransDigm Inc. acquired all of the outstanding capital stock of Aircraft Parts Corporation. The assets were later transferred to other TransDigm businesses and Aircraft Parts Corporation has been dissolved.
- On July 24, 2009, TransDigm Inc. acquired all of the outstanding capital stock of Acme Aerospace, Inc.
- On August 10, 2009, AeroControlex Group, Inc., a subsidiary of TransDigm Inc., acquired certain product line assets of Woodward HRT, Inc., a subsidiary of Woodward Governor Company.
- On December 2, 2009, Dukes Aerospace, Inc., a newly formed subsidiary of TransDigm Inc., acquired certain assets and liabilities from Dukes, Inc. and GST Industries, Inc.
- On September 3, 2010, TransDigm Inc. acquired all of the outstanding capital stock of Semco Instruments, Inc.
- On December 6, 2010, TransDigm Inc. acquired all of the outstanding capital stock of McKechnie Aerospace Holdings, Inc.
- On December 31, 2010, AeroControlex Group, Inc., a subsidiary of TransDigm Inc., acquired the actuation business of Telair International, Inc.
- On August 31, 2011, TransDigm Inc. acquired all of the outstanding limited liability units of Schneller Holdings LLC.
- On December 9, 2011, TransDigm Inc. acquired all of the outstanding capital stock of Harco Laboratories, Incorporated.
- On February 15, 2012, TransDigm Inc. acquired all of the outstanding capital stock of AmSafe Global Holdings, Inc.
- On September 17, 2012, TransDigm Inc. acquired all of the outstanding limited liability units of Aero-Instruments Co., LLC

All of the acquisitions were accounted for using the acquisition method. The results of operations of the acquired businesses and product lines are included in TD Group's consolidated financial statements from the date of each of the acquisitions.

Non-GAAP Financial Measures

We present below certain financial information based on our EBITDA and EBITDA As Defined. References to "EBITDA" mean earnings before interest, taxes, depreciation and amortization, and references to

"EBITDA As Defined" mean EBITDA plus, as applicable for each relevant period, certain adjustments as set forth in the reconciliations of net income to EBITDA and EBITDA As Defined and the reconciliations of net cash provided by operating activities to EBITDA and EBITDA As Defined presented below.

Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under accounting principles generally accepted in the United States of America ("GAAP"). We present EBITDA and EBITDA As Defined because we believe they are useful indicators for evaluating operating performance and liquidity.

Our management believes that EBITDA and EBITDA As Defined are useful as indicators of liquidity because securities analysts, investors, rating agencies and others use EBITDA to evaluate a company's ability to incur and service debt. In addition, EBITDA As Defined is useful to investors because the revolving credit facility under our senior secured credit facility requires compliance, on a pro forma basis, with a financial covenant that measures the ratio of the amount of our secured indebtedness to the amount of our Consolidated EBITDA defined in the same manner as we define EBITDA As Defined herein. This financial covenant is a material term of our senior secured credit facility as the failure to comply with such financial covenant could result in an event of default in respect of the revolving credit facility (and such an event of default could, in turn, result in an event of default under the Indentures governing our 7 3/4% Senior Subordinated Notes and 5 1/2% Senior Subordinated Notes).

In addition to the above, our management uses EBITDA As Defined to review and assess the performance of the management team in connection with employee incentive programs and to prepare its annual budget and financial projections. Moreover, our management uses EBITDA As Defined to evaluate acquisitions.

Although we use EBITDA and EBITDA As Defined as measures to assess the performance of our business and for the other purposes set forth above, the use of these non-GAAP financial measures as analytical tools has limitations, and you should not consider any of them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. Some of these limitations are:

- neither EBITDA nor EBITDA As Defined reflects the significant interest expense, or the cash requirements necessary to service interest payments, on our indebtedness;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and neither EBITDA nor EBITDA As Defined reflects any cash requirements for such replacements;
- the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of EBITDA and EBITDA As Defined;
- neither EBITDA nor EBITDA As Defined includes the payment of taxes, which is a necessary element of our operations; and
- EBITDA As Defined excludes the cash expense we have incurred to integrate acquired businesses into our operations, which is a necessary element of certain of our acquisitions.

Because of these limitations, EBITDA and EBITDA As Defined should not be considered as measures of discretionary cash available to us to invest in the growth of our business. Management compensates for these limitations by not viewing EBITDA or EBITDA As Defined in isolation and specifically by using other GAAP measures, such as net income, net sales and operating profit, to measure our operating performance. Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under GAAP, and neither should be considered as an alternative to net income or cash flow from operations determined in accordance with GAAP. Our calculation of EBITDA and EBITDA As Defined may not be comparable to the calculation of similarly titled measures reported by other companies.

The information presented below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere herein.

	Fiscal Years Ended September 30,				
	2012	2011	2010	2009	2008
	(in thousands, except per share amounts)				
Statement of Income Data:					
Net Sales	$1,700,208	$1,206,021	$827,654	$761,552	$713,711
Gross profit[1]	945,717	661,185	473,066	429,346	385,931
Selling and administrative expenses	201,709	133,711	94,918	80,018	74,650
Amortization of intangible assets	44,233	40,339	15,079	13,928	12,002
Income from operations[1]	699,775	487,135	363,069	335,400	299,279
Interest expense—net	211,906	185,256	112,234	84,398	92,677
Refinancing costs	—	72,454	—	—	—
Income from continuing operations before income taxes	487,869	229,425	250,835	251,002	206,602
Income tax provision	162,900	77,200	87,390	88,100	73,476
Income from continuing operations	324,969	152,225	163,445	162,902	133,126
Income from discontinued operations, net of tax	—	19,909	—	—	—
Net income	$ 324,969	$ 172,134	$163,445	$162,902	$133,126
Net income applicable to common stock	$ 321,670	$ 169,323	$133,132	$162,902	$133,126
Denominator for basic and diluted earnings per share under the two-class method:					
Weighted-average common shares outstanding	50,996	49,888	49,171	48,481	47,856
Vested options deemed participating securities	2,886	3,445	3,752	4,058	4,242
Total shares for basic and diluted earnings per share	53,882	53,333	52,923	52,539	52,098
Net earnings per share:					
Net earnings per share from continuing operations—basic and diluted	5.97	$ 2.80	$ 2.52	$ 3.10	$ 2.56
Net earnings per share from discontinued operations—basic and diluted	—	0.37	—	—	—
Net earnings per share[2]	$ 5.97	$ 3.17	$ 2.52	$ 3.10	$ 2.56
Cash dividends paid per common share	$ —	$ —	$ 7.65	$ —	$ —

	As of September 30,				
	2012	2011	2010	2009	2008
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 440,524	$ 376,183	$ 234,112	$ 190,167	$ 159,062
Working capital	816,616	663,433	470,496	395,002	334,932
Total assets	5,459,617	4,513,636	2,677,818	2,454,440	2,255,821
Long-term debt, including current portion	3,619,125	3,138,375	1,771,646	1,356,761	1,357,230
Stockholders' equity	1,218,834	810,949	592,979	819,162	653,900

	Fiscal Years Ended September 30,				
	2012	2011	2010	2009	2008
			(in thousands)		
Other Financial Data:					
Cash flows provided by (used in):					
Operating activities	$ 413,885	$ 260,386	$ 197,304	$ 197,112	$ 189,635
Investing activities	(876,292)	(1,397,028)	(176,559)	(168,388)	(165,044)
Financing activities	527,186	1,278,521	23,200	2,381	28,525
Depreciation and amortization	68,227	60,460	30,165	27,521	25,254
Capital expenditures	25,246	18,026	12,887	13,155	10,884
Ratio of earnings to fixed charges(3)	3.3x	2.2x	3.2x	3.9x	3.2x
Other Data:					
EBITDA(4)	$ 768,002	$ 475,141	$ 393,234	$ 362,921	$ 324,533
EBITDA As Defined(4)	$ 809,019	$ 589,874	$ 411,609	$ 374,690	$ 333,077

(1) Gross profit and income from operations include the effect of charges relating to purchase accounting adjustments to inventory associated with the acquisition of various businesses and product lines for the fiscal years ended September 30, 2012, 2011, 2010, 2009 and 2008 of $12,882,000, $18,073,000, $4,794,000, $2,264,000, and $1,933,000, respectively.

(2) Net earnings per share is calculated by dividing net income applicable to common stock by the basic and diluted weighted average common shares outstanding.

(3) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.

(4) EBITDA represents earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA As Defined represents EBITDA plus, as applicable for each relevant period, certain adjustments as set forth in the reconciliation of net income to EBITDA and EBITDA As Defined and the reconciliation of net cash provided by operating activities to EBITDA and EBITDA As Defined presented below. See "Non-GAAP Financial Measures" for additional information and limitations regarding these non-GAAP financial measures.

The following table sets forth a reconciliation of net income to EBITDA and EBITDA As Defined:

	Fiscal Years Ended September 30,				
	2012	2011	2010	2009	2008
	(in thousands)				
Net income	$324,969	$172,134	$163,445	$162,902	$133,126
Less income from discontinued operations	—	19,909	—	—	—
Income from continuing operations	324,969	152,225	163,445	162,902	133,126
Adjustments:					
Depreciation and amortization expense	68,227	60,460	30,165	27,521	25,254
Interest expense, net	211,906	185,256	112,234	84,398	92,677
Income tax provision	162,900	77,200	87,390	88,100	73,476
EBITDA, excluding discontinued operations	768,002	475,141	393,234	362,921	324,533
Adjustments:					
Inventory purchase accounting adjustments(1)	12,882	18,073	4,794	2,264	1,933
Acquisition integration costs(2)	7,896	11,821	4,171	3,426	393
Acquisition transaction-related expenses(3)	5,880	2,817	2,717	—	—
Non-cash compensation and deferred compensation costs(4)	22,151	12,568	6,693	6,079	6,218
Acquisition earnout adjustments(5)	(5,000)	(3,000)	—	—	—
Other acquisition accounting adjustments	(2,792)	—	—	—	—
Refinancing costs(6)	—	72,454	—	—	—
EBITDA As Defined	$809,019	$589,874	$411,609	$374,690	$333,077

(1) Represents accounting adjustments to inventory associated with acquisitions of businesses and product lines that were charged to cost of sales when the inventory was sold.

(2) Represents costs incurred to integrate acquired businesses and product lines into TD Group's operations, facility relocation costs and other acquisition-related costs.

(3) Represents, for periods after October 1, 2009, transaction-related costs comprising deal fees; legal, financial and tax due diligence expenses; and valuation costs that are now required to be expensed as incurred.

(4) Represents the compensation expense recognized by TD Group under our stock option and deferred compensation plans.

(5) Represents the reversal of the earn-out liability related to the Dukes Aerospace acquisition based on lower growth projections relative to the required growth targets of the four-year earn-out arrangement.

(6) Represents costs incurred in connection with the refinancing in December 2010, including the premium paid to redeem our 7¾ % senior subordinated notes due 2014, the write off of debt issue costs and unamortized note premium and discount and settlement of the interest rate swap agreement and other expenses.

The following table sets forth a reconciliation of net cash provided by operating activities to EBITDA and EBITDA As Defined:

	Fiscal Years Ended September 30,				
	2012	2011	2010	2009	2008
			(in thousands)		
Net Cash Provided by Operating Activities	$413,885	$260,386	$197,304	$197,112	$189,635
Adjustments:					
Changes in assets and liabilities, net of effects from acquisitions of businesses	(11,749)	(30,874)	(4,971)	1,897	(35,544)
Interest expense, net [1]	199,362	175,414	104,656	81,147	89,580
Income tax provision—current	138,100	130,109	85,490	79,300	66,141
Non-cash equity compensation[2]	(22,151)	(12,574)	(6,704)	(5,813)	(4,035)
Excess tax benefit from exercise of stock options	50,555	23,411	17,459	9,278	18,756
Refinancing costs[3]	—	(72,454)	—	—	—
EBITDA	768,002	473,418	393,234	362,921	324,533
Adjustments:					
Inventory purchase accounting adjustments[4]	12,882	21,828	4,794	2,264	1,933
Acquisition integration costs[5]	7,896	11,821	4,171	3,426	393
Acquisition transaction-related expenses[6]	5,880	2,817	2,717	—	—
Non-cash compensation and deferred compensation costs[7]	22,151	12,568	6,693	6,079	6,218
Acquisition earnout adjustments[8]	(5,000)	(3,000)	—	—	—
Other acquisition accounting adjustments	(2,792)	—	—	—	—
Refinancing costs[3]	—	72,454	—	—	—
EBITDA from discontinued operations	—	(2,032)	—	—	—
EBITDA As Defined	$809,019	$589,874	$411,609	$374,690	$333,077

(1) Represents interest expense excluding the amortization of debt issue costs and note premium and discount.

(2) Represents the compensation expense recognized by TD Group under its stock plans.

(3) Represents costs incurred in connection with the refinancing in December 2010, including the premium paid to redeem our 7¾% senior subordinated notes due 2014, the write off of debt issue costs and unamortized note premium and discount and settlement of the interest rate swap agreement and other expenses.

(4) Represents accounting adjustments to inventory associated with acquisitions of businesses and product lines that were charged to cost of sales when the inventory was sold.

(5) Represents costs incurred to integrate acquired businesses and product lines into TD Group's operations, facility relocation costs and other acquisition-related costs.

(6) Represents, for periods after October 1, 2009, transaction-related costs comprising deal fees; legal, financial and tax due diligence expenses; and valuation costs that are now required to be expensed as incurred.

(7) Represents the compensation expense recognized by TD Group under our stock option and our deferred compensation plans.

(8) Represents the reversal of the earn-out liability related to the Dukes Aerospace acquisition based on lower growth projections relative to the required growth targets of the four-year earn-out arrangement.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with "Selected Financial Data" and TD Group's consolidated financial statements and the related notes included elsewhere in this report. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under the heading entitled "Risk Factors" included elsewhere in this report. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

We believe we are a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Our business is well diversified due to the broad range of products we offer to our customers. Some of our more significant product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, NiCad batteries and chargers, engineered latching and locking devices, rods and locking devices, engineered connectors and elastomers, cockpit security components and systems, specialized cockpit displays, aircraft audio systems, specialized lavatory components, seatbelts and safety restraints, engineered interior surfaces and lighting and control technology. Each of these product offerings is composed of many individual products that are typically customized to meet the needs of a particular aircraft platform or customer.

Long-term Sustainable Growth

For fiscal year 2012, we generated net sales of $1,700.2 million, gross profit of $945.7 million or 55.6% of sales, and net income of $325.0 million. We believe we have achieved steady, long-term growth in sales and improvements in operating performance since our formation in 1993 due to our competitive strengths and through execution of our value-driven operating strategy. More specifically, focusing our businesses on our value-driven operating strategy of obtaining profitable new business, carefully controlling the cost structure and pricing our highly engineered value-added products to fairly reflect the value we provide and the resources required to do so has historically resulted in improvements in gross profit and income from operations over the long term.

Our selective acquisition strategy has also contributed to the growth of our business. The integration of certain acquisitions into our existing businesses combined with implementing our proven operating strategy has historically resulted in improvements of the financial performance of the acquired business.

Our key competitive strengths and the elements of our business strategy are set forth in more detail below.

We believe our key competitive strengths include:

Large and Growing Installed Product Base with Aftermarket Revenue Stream. We provide components to a large and growing installed base of aircraft to which we supply aftermarket products. We estimate that our products are installed on approximately 70,000 commercial transport, regional transport, military and general aviation fixed wing turbine aircraft and rotary wing aircraft.

Diversified Revenue Base. We believe that our diversified revenue base reduces our dependence on any particular product, platform or market channel and has been a significant factor in maintaining our financial performance. Our products are installed on almost all of the major commercial aircraft platforms now in production. We expect to continue to develop new products for military and commercial applications.

Significant Barriers to Entry. We believe that the niche nature of our markets, the industry's stringent regulatory and certification requirements, the large number of products that we sell and the investments necessary to develop and certify products create barriers to entry for potential competitors.

Our business strategy is made up of two key elements: (1) a value-driven operating strategy focused around our three core value drivers and (2) a selective acquisition strategy.

Value-Driven Operating Strategy. Our three core value drivers are:

- *Obtaining Profitable New Business.* We attempt to obtain profitable new business by using our technical expertise, application skill and our detailed knowledge of our customer base and the individual niche markets in which we operate. We have regularly been successful in identifying and developing both aftermarket and OEM products to drive our growth.
- *Improving Our Cost Structure.* We are committed to maintaining and continuously improving our lean cost structure through detailed attention to the cost of each of the products that we offer and our organizational structure, with a focus on reducing the cost of each.
- *Providing Highly Engineered Value-Added Products to Customers.* We focus on the engineering, manufacturing and marketing of a broad range of highly engineered niche products that we believe provide value to our customers. We believe we have been consistently successful in communicating to our customers the value of our products. This has generally enabled us to price our products to fairly reflect the value we provide and the resources required to do so.

Selective Acquisition Strategy. We selectively pursue the acquisition of proprietary aerospace component businesses when we see an opportunity to create value through the application of our three core value-driven operating strategies. The aerospace industry, in particular, remains highly fragmented, with many of the companies in the industry being small private businesses or small non-core operations of larger businesses. We have significant experience among our management team in executing acquisitions and integrating acquired businesses into our company and culture. As of the date of this report, we have successfully acquired and integrated 39 businesses and/or product lines since our formation in 1993. Many of these acquisitions have been integrated into an existing TransDigm production facility, which enables a higher production capacity utilization, which in turn improves gross profit levels due to the ability to spread the fixed manufacturing overhead costs over higher production volume.

Certain Acquisitions and Divestitures

Aero-Instruments Co., LLC

On September 17, 2012, TransDigm Inc. acquired all of the outstanding equity interests in Aero-Instruments Co., LLC ("Aero-Instruments"), for approximately $34.7 million in cash, subject to adjustments based on the level of working capital as of the closing date of the acquisition. Aero-Instruments designs and manufactures highly engineered air data sensors including pitot probes, pitot-static probes, static pressure ports, angle of attack, temperature sensors and flight test equipment for use primarily in the business jet and helicopter markets. These products fit well with TransDigm's overall business direction. The Company is in the process of obtaining information to value certain tangible and intangible assets of Aero-Instruments, and therefore the consolidated financial statements at September 30, 2012 reflect a preliminary purchase price allocation for the business.

AmSafe Global Holdings, Inc. Acquisition

On February 15, 2012, TransDigm Inc. acquired all of the outstanding stock of AmSafe Global Holdings, Inc. ("AmSafe"), for approximately $749.7 million in cash, which includes a purchase price adjustment of $0.5 million paid in the third quarter of fiscal 2012. AmSafe is a leading supplier of innovative, highly engineered and proprietary safety and restraint equipment used primarily in the global aerospace industry. These products fit well with TransDigm's overall business direction. The distribution business acquired as part of AmSafe was sold on August 16, 2012 for approximately $17.7 million in cash, subject to adjustments based on the level of working capital as of the closing date of the sale. The Company is in the process of obtaining information to value certain tangible and intangible assets of AmSafe, and therefore the consolidated financial statements at September 30, 2012 reflect a preliminary purchase price allocation for the business.

Harco Laboratories Acquisition

On December 9, 2011, TransDigm Inc. acquired all of the outstanding stock of Harco Laboratories, Incorporated ("Harco"), for approximately $83.3 million in cash, which includes a purchase price adjustment of $0.4 million paid in the second quarter of fiscal 2012. Harco designs and manufactures highly engineered thermocouples, sensors, engine cable assemblies and related products for commercial aircraft. These products fit well with TransDigm's overall business direction. The Company is in the process of obtaining information to value certain tangible and intangible assets of Harco, and therefore the consolidated financial statements at September 30, 2012 reflect a preliminary purchase price allocation for the business.

Schneller Holdings Acquisition

On August 31, 2011, TransDigm Inc. acquired all of the outstanding equity interests in Schneller Holdings LLC ("Schneller") for approximately $288.6 million in cash, which includes a purchase price adjustment of $1.0 million paid in the first quarter of fiscal 2012. Schneller designs and manufactures proprietary, highly engineered laminates, thermoplastics, and non-textile flooring for use primarily on side walls, lavatories, galleys, bulkheads and cabin floors for commercial aircraft. These products fit well with TransDigm's overall business direction.

Talley Actuation Acquisition

On December 31, 2010, AeroControlex Group, Inc., a wholly owned subsidiary of TransDigm Inc., acquired the actuation business of Telair International Inc. ("Talley Actuation"), a wholly-owned subsidiary of Teleflex Incorporated, for approximately $93.6 million in cash, which includes a purchase price adjustment of $0.3 million received in the third quarter of fiscal 2011. Talley Actuation manufactures proprietary, highly engineered electro-mechanical products and other components for commercial and military aircraft. These products fit well with TransDigm's overall business direction.

McKechnie Aerospace Holdings, Inc. Acquisition

On December 6, 2010, TransDigm Inc. acquired all of the outstanding stock of McKechnie Aerospace Holdings Inc. ("McKechnie Aerospace"), for approximately $1.27 billion in cash, which includes a purchase price adjustment of $0.3 million paid in the third quarter of fiscal 2011. McKechnie Aerospace, through its subsidiaries, is a leading global designer, producer and supplier of aerospace components, assemblies and subsystems for commercial aircraft, regional/business jets, military fixed wing and rotorcraft. Some of the businesses acquired as part of McKechnie Aerospace have since been divested (see below). The remaining products fit well with TransDigm's overall business direction.

Semco Instruments Acquisition

On September 3, 2010, TransDigm Inc. acquired all of the outstanding capital stock of Semco Instruments, Inc. ("Semco") for approximately $73.6 million in cash, which includes a purchase price adjustment of $3.0 million paid in the first quarter of fiscal 2011. Semco is a designer and manufacturer of proprietary, highly engineered components for all major turbo-prop, turbo-fan, and turbo-shaft engines, which are primarily used on helicopters, business jets and selected regional airplanes. These products fit well with TransDigm's overall business direction.

Dukes Aerospace Acquisition

On December 2, 2009, Dukes Aerospace, Inc., a wholly owned subsidiary of TransDigm Inc., acquired substantially all of the aerospace-related assets of Dukes, Inc. and GST Industries, Inc. (collectively "Dukes Aerospace") for approximately $95.5 million in cash, which includes a purchase price adjustment of $0.2 million received in the third quarter of fiscal 2011. Dukes Aerospace is a supplier of proprietary, highly engineered components primarily to the business jet, regional jet, and military aerospace markets, along with commercial and military helicopter markets. The products are comprised primarily of highly engineered valves and certain pumps, solenoids and related components. These products fit well with TransDigm's overall business direction.

Aero Quality Sales Divestiture

On April 7, 2011, the Company completed the divestiture of Aero Quality Sales ("AQS") to Satair A/S for approximately $31.8 million in cash, which includes a $1.8 million working capital adjustment received in the third quarter of fiscal 2011. AQS, which was acquired as part of the McKechnie Aerospace acquisition, is a distributor and service center of aircraft batteries and battery support equipment. The Company's Chairman and Chief Executive Officer, W. Nicholas Howley was a director of Satair A/S from 2006 through October 2011. Mr. Howley disclosed his relationship to Satair A/S to the Company's board of directors and abstained from the related vote.

Fastener Business Divestiture

On March 9, 2011, the Company completed the divestiture of its fastener business for approximately $239.6 million in cash. This business, which was acquired as part of the McKechnie Aerospace acquisition, is made up of Valley-Todeco, Inc. and Linread Ltd. The business designs and manufactures fasteners, fastening systems and bearings for commercial, military and general aviation aircraft.

Recent Development

Agreement to Acquire Goodrich Pump & Engine Control Systems

On October 25, 2012, the Company entered into a definitive agreement to acquire the assets of the Goodrich Pump & Engine Control Systems business ("GPECS") for approximately $236 million in cash. The acquisition, which is subject to approval by the U.S. Department of Justice and the European Commission, is expected to close late in the current calendar year or early in 2013. GPECS manufactures proprietary, highly engineered aerospace fuel systems for the business jet, helicopter, military and commercial marketplace.

EBITDA and EBITDA As Defined

The following table sets forth a reconciliation of net income to EBITDA and EBITDA As Defined:

	Fiscal Years Ended September 30,	
	2012	2011
	(in thousands)	
Net income	$324,969	$172,134
Less income from discontinued operations	—	19,909
Income from continuing operations	324,969	152,225
Adjustments:		
Depreciation and amortization expense	68,227	60,460
Interest expense, net	211,906	185,256
Income tax provision	162,900	77,200
EBITDA, excluding discontinued operations[1]	768,002	475,141
Adjustments:		
Inventory purchase accounting adjustments[2]	12,882	18,073
Acquisition integration costs[3]	7,896	11,821
Acquisition transaction-related expenses[4]	5,880	2,817
Non-cash compensation costs[5]	22,151	12,568
Acquisition earn-out adjustments[6]	(5,000)	(3,000)
Other acquisition accounting adjustments	(2,792)	—
Refinancing costs[7]	—	72,454
EBITDA As Defined[1]	$809,019	$589,874

(1) EBITDA represents earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA As Defined represents EBITDA plus, as applicable for each relevant period, certain adjustments as set forth in the reconciliation of net income to EBITDA and EBITDA As Defined. See "Non-GAAP Financial Measures" for additional information and limitations regarding these non-GAAP financial measures.

(2) Represents accounting adjustments to inventory associated with acquisitions of businesses and product lines that were charged to cost of sales when the inventory was sold.

(3) Represents costs incurred to integrate acquired businesses and product lines into TD Group's operations, facility relocation costs and other acquisition-related costs.

(4) Represents transaction-related costs comprising deal fees; legal, financial and tax due diligence expenses; and valuation costs that are required to be expensed as incurred.

(5) Represents the compensation expense recognized by TD Group under our stock option plans.

(6) Represents the reversal of the earn-out liability related to the Dukes Aerospace acquisition based on lower growth projections relative to the required growth targets of the four-year earn-out arrangement.

(7) Represents costs incurred in connection with the refinancing in December 2010, including the premium paid to redeem our 7¾% senior subordinated notes due 2014, the write off of debt issue costs and unamortized note premium and discount and settlement of the interest rate swap agreement and other expenses.

The following table sets forth a reconciliation of net cash provided by operating activities to EBITDA and EBITDA As Defined:

	Fiscal Years Ended September 30,	
	2012	2011
	(in thousands)	
Net Cash Provided by Operating Activities	$413,885	$260,386
Adjustments:		
Changes in assets and liabilities, net of effects from acquisitions of businesses	(11,749)	(30,874)
Interest expense, net[1]	199,362	175,414
Income tax provision—current	138,100	130,109
Non-cash equity compensation[2]	(22,151)	(12,574)
Excess tax benefit from exercise of stock options	50,555	23,411
Refinancing costs[3]	—	(72,454)
EBITDA[4]	768,002	473,418
Adjustments:		
Inventory purchase accounting adjustments[5]	12,882	21,828
Acquisition integration costs[6]	7,896	11,821
Acquisition transaction-related expenses[7]	5,880	2,817
Stock option expense[8]	22,151	12,568
Acquisition earnout adjustments[9]	(5,000)	(3,000)
Other acquisition accounting adjustments	(2,792)	—
Refinancing costs[3]	—	72,454
EBITDA from discontinued operations	—	(2,032)
EBITDA As Defined[4]	$809,019	$589,874

(1) Represents interest expense excluding the amortization of debt issue costs and note premium and discount.

(2) Represents the compensation expense recognized by TD Group under its stock plans.

(3) Represents costs incurred in connection with the refinancing in December 2010, including the premium paid to redeem our 7¾% senior subordinated notes due 2014, the write off of debt issue costs and unamortized note premium and discount and settlement of the interest rate swap agreement and other expenses.
d amortization. EBITDA As Defined represents EBITDA plus, as applicable for each relevant period, certain adjustments as set forth in the reconciliation of net cash provided by operating activities to EBITDA and EBITDA As Defined. See "Non-GAAP Financial Measures" for additional information and limitations regarding these non-GAAP financial measures.

(5) Represents accounting adjustments to inventory associated with acquisitions of businesses and product lines that were charged to cost of sales when the inventory was sold.

(6) Represents costs incurred to integrate acquired businesses and product lines into TD Group's operations, facility relocation costs and other acquisition-related costs.

(7) Represents transaction-related costs comprising deal fees; legal, financial and tax due diligence expenses; and valuation costs that are required to be expensed as incurred.

(8) Represents the compensation expense recognized by TD Group under our stock option plans.

(9) Represents the reversal of the earn-out liability related to the Dukes Aerospace acquisition based on lower growth projections relative to the required growth targets of the four-year earn-out arrangement.

Trend Information

We predominantly serve customers in the commercial, regional, business jet and general aviation aftermarket, which accounts for approximately 42% of total sales; the commercial aerospace OEM market, comprising large commercial transport manufacturers and regional and business jet manufacturers, which accounts for approximately 29% of total sales; and the defense market, which accounts for approximately 23% of total sales. Non-aerospace sales comprise approximately 6% of our total sales.

The commercial aerospace industry, including the aftermarket and OEM market, is impacted by the health of the global economy and geo-political events around the world. The commercial aerospace industry had shown strength with increases in revenue passenger miles, or RPMs, between 2003 and 2008, as well as increases in OEM production and backlog. However, in 2009, the global economic downturn negatively impacted the commercial aerospace industry causing RPMs to decline slightly. This market sector began to rebound in 2010 and positive growth has continued thru 2012 with increases in RPMs, as well as the growth in the large commercial OEM sector (aircraft with 100 or more seats) with order announcements by The Boeing Company and Airbus S.A.S. leading to planned increases in production. The 2013 leading indicators and industry consensus suggest a modest continuation of current trends in the commercial transport market sector supported by continued modest RPM growth and increases in production at the OEM level.

The defense aerospace market is dependent on government budget constraints, the timing of orders and the extent of global conflicts. It is not necessarily affected by general economic conditions that affect the commercial aerospace industry.

Our presence in both the commercial aerospace and military sectors of the aerospace industry may mitigate the impact on our business of any specific industry risk. We service a diversified customer base in the commercial and military aerospace industry, and we provide components to a diverse installed base of aircraft, which mitigates our exposure to any individual airframe platform. At times, declines in sales in one channel have been offset by increased sales in another. However, due to differences between the profitability of our products sold to OEM and aftermarket customers, variation in product mix can cause variation in gross margin.

There are many short-term factors (including inventory corrections, unannounced changes in order patterns, strikes and mergers and acquisitions) that can cause short-term disruptions in our quarterly shipment patterns as compared to previous quarters and the same periods in prior years. As such, it can be difficult to determine longer-term trends in our business based on quarterly comparisons. To normalize for short-term fluctuations, we tend to look at our performance over several quarters or years of activity rather than discrete short-term periods.

There are also fluctuations in OEM and aftermarket ordering and delivery requests from quarter-to-quarter, as well as variations in product mix from quarter-to-quarter, that may cause positive or negative variations in gross profit margins since commercial aftermarket sales have historically produced a higher gross margin than sales to commercial OEMs. Again, in many instances these are timing events between quarters and must be balanced with macro aerospace industry indicators.

Commercial Aftermarket

The key growth factors in the commercial aftermarket include worldwide RPMs and the size and activity level of the worldwide fleet of aircraft. After a decline in RPMs in 2009, worldwide RPMs returned to growth between 2010 and 2012 and current industry consensus indicates that positive RPM growth will continue in 2013.

Commercial OEM Market

Conditions in the commercial transport market sector continued to improve during 2012. Our commercial transport OEM shipments and revenues generally run ahead of the Boeing and Airbus airframe delivery schedules. As a result and consistent with prior years, our fiscal 2013 shipments will be a function of, among other things, the estimated 2013 and 2014 commercial airframe production rates. We are now experiencing increased sales in the large commercial OEM sector (aircraft with 100 or more seats) driven by an increase in production by The Boeing Company and Airbus S.A.S tied to previous order announcements. Industry consensus indicates this production increase will continue in 2013 and 2014.

The business jet OEM market significantly declined between 2008 and 2010, impacted by the slowdown in economic growth, corporate profits, commodity prices and stock market returns across the world. However, the business jet OEM market started to recover in 2011, continued this recovery in 2012 and is expected to continue to show modest growth in 2013.

Defense

Our military business fluctuates from year to year, and is dependent, to a degree, on government budget constraints, the timing of orders and the extent of global conflicts. In recent years, defense spending has reached historic highs, due in part to the military engagements in Afghanistan and Iraq and the war on terrorism. We anticipate that military related sales of our types of products could start to decline modestly in future years over the current high levels.

Critical Accounting Policies

Our consolidated financial statements have been prepared in conformity with GAAP, which often requires the judgment of management in the selection and application of certain accounting principles and methods. Management believes that the quality and reasonableness of our most critical policies enable the fair presentation of our financial position and results of operations. However, investors are cautioned that the sensitivity of financial statements to these methods, assumptions and estimates could create materially different results under different conditions or using different assumptions.

We have identified the following as the most critical accounting policies upon which our financial status depends. These critical policies were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. Our most critical accounting policies are as follows:

Revenue Recognition and Related Allowances: Revenue is recognized from the sale of products when title and risk of loss passes to the customer, which is generally at the time of shipment. Substantially all sales are made pursuant to firm, fixed-price purchase orders received from customers. Collectability of amounts recorded as revenue is reasonably assured at the time of sale. Provisions for returns, uncollectible accounts and the cost of repairs under contract warranty provisions are provided for in the same period as the related revenues are recorded and are principally based on historical results modified, as appropriate, by the most current information available. We have a history of making reasonably dependable estimates of such allowances; however, due to uncertainties inherent in the estimation process, it is possible that actual results may vary from the estimates and the differences could be material.

Management estimates the allowance for doubtful accounts based on the aging of the accounts receivable and customer creditworthiness. The allowance also incorporates a provision for the estimated impact of disputes with customers. Management's estimate of the allowance amounts that are necessary includes amounts for specifically identified credit losses and estimated credit losses based on historical information. The determination of the amount of the allowance for doubtful accounts is subject to significant levels of judgment and estimation by management. Depending on the resolution of potential credit and other collection issues, or if the financial condition of any of the Company's customers were to deteriorate and their ability to make required payments were to become impaired, increases in these allowances may be required. Historically, changes in estimates in the allowance for doubtful accounts have not been significant.

The Company provides limited warranties in connection with the sale of its products. The warranty period for products sold, which varies among the Company's operations, is typically less than two years but can be in the range from 90 days to six years. In addition, certain contracts with distributors contain right of return provisions. The Company accrues for estimated returns and warranty claims based on knowledge of product performance issues and based on excess inventories provided by its customers and industry sources. The Company also provides a general amount based on historical trends. To the extent total warranty claims differ from estimates, adjustments may be necessary. Historically, actual product returns and warranty claims have not differed materially from the estimates originally established.

Inventories: Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost and the first-in, first-out (FIFO) methods for all locations except CEF Industries, LLC, which determines the cost of inventories using the last-in, first-out (LIFO) method. Because the Company sells products that are installed on airframes that can be in-service for 30 or more years, it must keep a supply of such products on hand while the airframes are in use. Where management estimated that the current market value was below cost or determined that future demand was lower than current inventory levels, based on historical experience, current and projected market demand, current and projected volume trends and other relevant current and projected factors associated with the current economic conditions, a reduction in inventory cost to estimated net realizable value was made by recording a provision included in cost of sales. Although management believes that the Company's estimates of excess and obsolete inventory are reasonable, actual results may differ materially from the estimates and additional provisions may be required in the future. In addition, in accordance with industry practice, all inventories are classified as current assets as all inventories are available and necessary to support current sales, even though a portion of the inventories may not be sold within one year. Historically, changes in estimates in the net realizable value of inventories have not been significant.

Intangible Assets: Mergers and acquisitions are accounted for using the acquisition method and have resulted in significant amounts of identifiable intangible assets and goodwill. Fair value adjustments to the Company's assets and liabilities are recognized and the results of operations of the acquired business are included in our consolidated financial statements from the effective date of the merger or acquisition. We generally use third-party appraisals to assist us in determining the estimated fair value of the intangible assets.

Intangible assets other than goodwill are recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed or exchanged, regardless of the Company's intent to do so. Goodwill and identifiable intangible assets are recorded at their estimated fair value on the date of acquisition and are reviewed at least annually for impairment based on cash flow projections and fair value estimates.

GAAP requires that the annual, and any interim, impairment assessment be performed at the reporting unit level. The reporting unit level is the operating subsidiary level for the Company. Substantially all goodwill was determined and recognized for each operating subsidiary pursuant to the accounting for the merger or acquisition as of the date of each transaction, and therefore the allocation of goodwill among reporting units was immaterial for purposes of the impairment assessment. With respect to acquisitions integrated into an existing operating subsidiary, any related goodwill is combined with goodwill of the operating subsidiary.

At the time of goodwill impairment testing, management determines the estimated fair value through the use of a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved for each reporting unit. If the calculated estimated fair value is less than the current carrying value, impairment of goodwill of the reporting unit may exist. The use of a discounted cash flow valuation model to determine estimated fair value is common practice in impairment testing. The key assumptions used in the discounted cash flow valuation model for impairment testing includes discount rates, growth rates, cash flow projections and terminal value rates. Discount rates are set by using the Weighted Average Cost of Capital ("WACC") methodology. The WACC methodology considers market and industry data as well as Company specific risk factors for each reporting unit in determining the appropriate discount rates to be used. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business.

Operational management, considering industry and company-specific historical and projected data, develops growth rates, sales projections and cash flow projections for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. As an indicator that each reporting unit has been valued appropriately through the use of the discounted cash flow valuation model, the aggregate of all reporting units estimated fair value is reconciled to the total market capitalization of the Company.

The Company had 22 reporting units with goodwill as of the first day of the fourth quarter of fiscal 2012, the date of the last annual impairment test. The estimated fair values of each of the reporting units was substantially in excess of their respective carrying values (by more than 20 percent), and therefore no goodwill impairment was recorded. The Company performed a sensitivity analysis on the discount rate, which is a significant assumption in the calculation of fair values. With a one percentage point increase in the discount rate, the reporting units would continue to have fair values in excess of their respective carrying values.

Management tests indefinite-lived intangible assets for impairment at the asset level, as determined by appropriate asset valuation at the time of acquisition. The impairment test for indefinite-lived intangible assets consists of a comparison between the estimated fair values and carrying values. If the carrying amounts of intangible assets that have indefinite useful lives exceed their estimated fair values, an impairment loss will be recognized in an amount equal to the difference. Management utilizes the royalty savings valuation method to determine the estimated fair value for each indefinite-lived intangible asset. In this method, management estimates the royalty savings arising from the ownership of the intangible asset. The key assumptions used in estimating the royalty savings for impairment testing include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates used are similar to the rates developed by the WACC methodology considering any differences in company-specific risk factors between reporting units and the indefinite-lived intangible assets. Royalty rates are established by management with the advice of valuation experts and periodically substantiated by valuation experts. Operational management, considering industry and company-specific historical and projected data, develops growth rates and sales projections for each significant intangible asset. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates.

The discounted cash flow and royalty savings valuation methodologies require management to make certain assumptions based upon information available at the time the valuations are performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering the current economic conditions.

Stock Options: The Company accounts for the cost of its stock options in accordance with GAAP, which requires the measurement of compensation expense under the stock option plan to be based on the estimated fair value of the awards under the plan on the grant dates and amortizes the expense over the vesting periods of the options. The Company estimates the fair value of all share-based payments using the Black-Scholes-Merton option pricing model which requires management to make certain assumptions. Management continuously reviews the following assumptions: risk-free interest rates, expected life of options, expected volatility of stock and expected dividend yield of stock. An increase or decrease in the assumptions or economic events outside management's control could have an impact on the Company's results of operations.

Environmental Matters: The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses include costs of investigation and remediation and fees paid to outside engineering, actuarial, consulting and law firms. Due to uncertainties surrounding environmental investigations and remediation activities, the Company's ultimate liability may result in costs that are significantly higher than currently accrued.

Income Taxes: The Company estimates income taxes in each jurisdiction in which it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. To the extent these estimates change, adjustments to deferred and accrued income taxes are made in the period in which the changes occur. Historically, such adjustments have not been significant.

Results of Operations

The following table sets forth, for the periods indicated, certain operating data of the Company, including presentation of the amounts as a percentage of net sales (amounts in thousands):

	Fiscal Years Ended September 30,					
	2012	2012 % of Sales	2011	2011 % of Sales	2010	2010 % of Sales
Net sales	$1,700,208	100.0%	$1,206,021	100.0%	$827,654	100.0%
Cost of sales	754,491	44.4	544,836	45.2	354,588	42.8
Selling and administrative expenses	201,709	11.8	133,711	11.1	94,918	11.5
Amortization of intangible assets	44,233	2.6	40,339	3.3	15,079	1.8
Income from operations	699,775	41.2	487,135	40.4	363,069	43.9
Interest expense, net	211,906	12.5	185,256	15.4	112,234	13.6
Refinancing costs	—	—	72,454	6.0	—	—
Income tax provision	162,900	9.6	77,200	6.4	87,390	10.6
Income from continuing operations	324,969	19.1	152,225	12.6	163,445	19.7%
Income from discontinued operations, net of tax	—	—	19,909	1.7	—	—
Net income	$ 324,969	19.1%	$ 172,134	14.3%	$163,445	19.7%

Fiscal year ended September 30, 2012 compared with fiscal year ended September 30, 2011

Net Sales. Net organic and acquisition sales and the related dollar and percentage changes for the fiscal years ended September 30, 2012 and 2011 were as follows (amounts in millions):

	Fiscal Years Ended			
	September 30, 2012	September 30, 2011	Change	% Change Total Sales
Organic sales	$1,348.3	$1,206.0	$142.3	11.8%
Acquisition sales	351.9	–	351.9	29.2%
	$1,700.2	$1,206.0	$494.2	41.0%

Acquisition sales represent sales of acquired businesses for the period up to one year subsequent to their acquisition dates. The amount of acquisition sales shown in the table above resulted from the acquisitions of McKechnie Aerospace, Talley Actuation and Schneller in fiscal 2011 and Harco, AmSafe and Aero-Instruments in fiscal 2012.

The organic sales growth was primarily due to an increase of $79.1 million, or a 23.6% increase in commercial OEM sales, an increase of $29.9 million, or an 6.2% increase in commercial aftermarket sales, and an increase of $30.5 million, or a 8.9% increase in defense sales, for the fiscal year ended September 30, 2012 compared to the fiscal year ended September 30, 2011.

Commercial OEM sales for the fiscal year ended September 30, 2012 were favorably impacted by the robust commercial transport OEM production cycle and retroactive contract pricing adjustments (approximately $13 million).

Cost of Sales and Gross Profit. Cost of sales increased by $209.7 million, or 38.5%, to $754.5 million for the fiscal year ended September 30, 2012 compared to $544.8 million for the fiscal year ended September 30, 2011. Cost of sales and the related percentage of total sales for the fiscal years ended September 30, 2012 and 2011 were as follows (amounts in millions):

	Fiscal Years Ended			
	September 30, 2012	September 30, 2011	Change	% Change
Cost of sales—excluding acquisition-related costs below	$734.9	$518.4	$216.5	41.8%
% of total sales	43.2%	43.0%		
Inventory purchase accounting adjustments	12.9	18.1	(5.2)	(28.7)%
% of total sales	0.8%	1.5%		
Acquisition integration costs	6.7	8.3	(1.6)	(19.3)%
% of total sales	0.4%	0.7%		
Total cost of sales	$754.5	$544.8	$209.7	38.5%
% of total sales	44.4%	45.2%		
Gross profit	$945.7	$661.2	$284.5	43.0%
Gross profit percentage	55.6%	54.8%		

The increase in the dollar amount of cost of sales during the fiscal year ended September 30, 2012 was primarily due to increased volume associated with organic sales growth and the sales from acquisitions partially offset by lower acquisition-related costs as shown in the table above.

Gross profit as a percentage of sales increased by 0.8 percentage points to 55.6% for the fiscal year ended September 30, 2012 from 54.8% for the fiscal year ended September 30, 2011. The dollar amount of gross profit increased by $284.5 million, or 43.0%, for the fiscal year ended September 30, 2012 compared to the comparable period last year due to the following items:

- Gross profit on the sales from the acquisitions indicated above (excluding acquisition-related costs) was approximately $180 million for the fiscal year ended September 30, 2012, which represented gross profit of approximately 51% of the acquisition sales.
- Impact of OEM retroactive contract pricing adjustments of approximately $13 million.
- Impact of lower inventory purchase accounting adjustments and acquisition integration costs charged to cost of sales of approximately $7 million.
- Organic sales growth described above, application of our three core value-driven operating strategies (obtaining profitable new business, continually improving our cost structure, and providing highly engineered value-added products to customers), and positive leverage on our fixed overhead costs spread over a higher production volume, partially offset by unfavorable OEM versus aftermarket sales mix, resulted in a net increase in gross profit of approximately $85 million for the fiscal year ended September 30, 2012.

Selling and Administrative Expenses. Selling and administrative expenses increased by $68.0 million to $201.7 million, or 11.8% of sales, for the fiscal year ended September 30, 2012 from $133.7 million, or 11.1% of sales, for the comparable period last year. Selling and administrative expenses and the related percentage of total sales for the fiscal years ended September 30, 2012 and 2011 were as follows (amounts in millions):

	Fiscal Years Ended			
	September 30, 2012	September 30, 2011	Change	% Change
Selling and administrative expenses—excluding costs below	$ 183.6	$ 119.7	$ 63.9	53.4%
% of total sales	10.7%	9.9%		
Stock compensation expense	18.8	10.7	8.1	75.7%
% of total sales	1.1%	0.9%		
Acquisition earn-out adjustments	(5.0)	(3.0)	(2.0)	66.7%
% of total sales	(0.3)%	(0.2)%		
Other acquisition accounting adjustments	(2.8)	—	(2.8)	—
% of total sales	(0.2)%	0.0%		
Acquisition related expenses	7.1	6.3	0.8	12.7%
% of total sales	0.5%	0.5%		
Total selling and administrative expenses	$ 201.7	$ 133.7	$ 68.0	50.9%
% of total sales	11.8%	11.1%		

The increase in the dollar amount of selling and administrative expenses during the fiscal year ended September 30, 2012 is primarily due to higher selling and administrative expenses relating to recent acquisitions of approximately $56 million, which was approximately 16% of the acquisition sales. The increase in stock compensation expense is primarily due to an increased level of employees that participate in the Company's stock compensation plans as a result of acquisitions and also due to higher grant date fair values for our stock options.

Amortization of Intangibles. Amortization of intangibles increased to $44.2 million for the fiscal year ended September 30, 2012 from $40.3 million for the comparable period last year. The net increase of $3.9 million was primarily due to amortization expense related to the additional identifiable intangible assets recognized in connection with acquisitions during the last twelve months.

Refinancing Costs. Refinancing costs were recorded as a result of the refinancing of TransDigm's entire debt structure in December 2010. The charge of $72.5 million consisted of the premium of $41.9 million paid to redeem our 7 3⁄4% senior subordinated notes, the write-off of debt issue costs and unamortized note premium and discount of $25.7 million, and the settlement of the interest rate swap agreement and other expenses of $4.9 million.

Interest Expense-net. Interest expense-net includes interest on outstanding borrowings, amortization of debt issue costs and revolving credit facility fees offset by interest income. Interest expense increased $26.6 million, or 14.4%, to $211.9 million for the fiscal year ended September 30, 2012 from $185.3 for the comparable period last year. The net increase in interest expense-net was primarily due to an increase in the weighted average level of outstanding borrowings, which was approximately $3.44 billion for the fiscal year ended September 30, 2012 and approximately $2.90 billion for the fiscal year ended September 30, 2011 slightly offset by a decrease in the weighted average interest rate during the fiscal year ended September 30, 2012 of 6.2% compared to the weighted average interest rate during the comparable prior period of 6.4%. The increase in borrowings was due to the debt refinancing transactions and the acquisition financing related to McKechnie Aerospace which occurred in December 2010 and the additional term loan facility under the Amendment to our New Senior Secured Credit Facility related to the AmSafe acquisition which occurred in February 2012.

Income Taxes. Income tax expense as a percentage of income before income taxes was approximately 33.4% for the fiscal year ended September 30, 2012 compared to 33.6% for the fiscal year ended September 30, 2011. The decrease in the effective tax rate was primarily due to non-recurring adjustments in estimated deferred state obligations and the settlement of an IRS audit for the September 30, 2009 and 2010 year ends offset by the additional tax gain from the sale of the AmSafe distribution business.

Income from Continuing Operations. Income from continuing operations increased by $172.8 million, or 113.5%, to $325.0 million for the fiscal year ended September 30, 2012 from $152.2 million for the comparable period last year. Income from continuing operations increased due to the factors described above.

Income from Discontinued Operations. Income from discontinued operations includes results of operations through the dates of sale of the fastener business and AQS and the after-tax net gain on sales of $19.9 million for the fiscal year ended September 30, 2011.

Net Income. Net income increased $152.9 million, or 88.8%, to $325.0 million for the fiscal year ended September 30, 2012 compared to net income of $172.1 million for the fiscal year ended September 30, 2011, primarily as a result of the factors referred to above.

Earnings per Share. The basic and diluted earnings per share were $5.97 for the fiscal year ended September 30, 2012 and $3.17 per share for the fiscal year ended September 30, 2011. Net income for the fiscal year ended September 30, 2012 of $325.0 million was decreased by an allocation of dividends to participating securities of $3.3 million resulting in net income available to common shareholders of $321.7 million. The fiscal year ended September 30, 2011 comprises basic and diluted earnings per share from continuing operations of $2.80 and basic and diluted earnings per share from discontinued operations of $0.37. Net income for the fiscal year ended September 30, 2011 of $172.1 million was decreased by an allocation of dividends to participating securities of $2.8 million resulting in net income available to shareholders of $169.3 million. The increase in earnings per share from continuing operations of $2.80 per share to $5.97 per share is due to the increase in income from continuing operations of $172.8 million, which is a result of the factors referred to above.

Fiscal year ended September 30, 2011 compared with fiscal year ended September 30, 2010

Net Sales. Net organic and acquisition sales and the related dollar and percentage changes for the fiscal years ended September 30, 2011 and 2010 were as follows (amounts in millions):

	Fiscal Years Ended			
	September 30, 2011	September 30, 2010	Change	% Change Total Sales
Organic sales	$ 929.8	$ 827.7	$ 102.1	12.3%
Acquisition sales	276.2	—	276.2	33.4%
	$ 1,206.0	$ 827.7	$ 378.3	45.7%

Acquisition sales represent sales of acquired businesses for the period up to one year subsequent to their acquisition dates. The amount of acquisition sales shown in the table above resulted from the acquisitions of Dukes Aerospace and Semco Instruments in fiscal 2010 and McKechnie Aerospace, Talley Actuation and Schneller in fiscal 2011.

The organic sales growth was primarily due to an increase of $22.2 million, or a 12.0% increase in commercial OEM sales, an increase of $73.7 million, or a 22.1% increase in commercial aftermarket sales resulting from improving market demand for commercial aftermarket products. Defense sales increased by $1.6 million for the fiscal year ended September 30, 2011 compared to the fiscal year ended September 30, 2010.

Cost of Sales and Gross Profit. Cost of sales increased by $190.2 million, or 53.7%, to $544.8 million for the fiscal year ended September 30, 2011 compared to $354.6 million for the fiscal year ended September 30, 2010.

Cost of sales and the related percentage of total sales for the fiscal years ended September 30, 2011 and 2010 were as follows (amounts in millions):

	Fiscal Years Ended			
	September 30, 2011	September 30, 2010	Change	% Change
Cost of sales—excluding acquisition-related costs below	$ 518.4	$ 345.6	$ 172.8	50.0%
% of total sales	43.0%	41.7%		
Inventory purchase accounting adjustments	18.1	4.8	13.3	277.1%
% of total sales	1.5%	0.6%		
Acquisition integration costs	8.3	4.2	4.1	97.6%
% of total sales	0.7%	0.5%		
Total cost of sales	$ 544.8	$ 354.6	$ 190.2	53.7%
% of total sales	45.2%	42.8%		
Gross profit	$ 661.2	$ 473.1	$ 188.1	39.8%
Gross profit percentage	54.8%	57.2%		

The increase in the dollar amount of cost of sales during the fiscal year ended September 30, 2011 was primarily due to increased volume associated with organic sales growth and the sales from acquisitions and higher acquisition-related costs as shown in the table above.

Gross profit as a percentage of sales decreased by 2.4 percentage points to 54.8% for the fiscal year ended September 30, 2011 from 57.2% for the fiscal year ended September 30, 2010. The dollar amount of gross profit increased by $188.1 million, or 39.8%, for the fiscal year ended September 30, 2011 compared to the comparable period last year due to the following items:

- Gross profit on the sales from the acquisitions indicated above (excluding acquisition-related costs) was approximately $135 million for the fiscal year ended September 30, 2011, which represented gross profit of approximately 49% of the acquisition sales.
- Organic sales growth described above, application of our three core value-driven operating strategies (obtaining profitable new business, continually improving our cost structure, and providing highly engineered value-added products to customers), favorable aftermarket versus OEM product mix and positive leverage on our fixed overhead costs spread over a higher production volume resulted in a net increase in gross profit of approximately $70 million for the fiscal year ended September 30, 2011.
- The gross profit increase described above was partially offset by the impact of higher inventory purchase accounting adjustments and acquisition integration costs charged to cost of sales of approximately $17 million.

Selling and Administrative Expenses. Selling and administrative expenses increased by $38.8 million to $133.7 million, or 11.1% of sales, for the fiscal year ended September 30, 2011 from $94.9 million, or 11.5% of sales, for the comparable period last year. Selling and administrative expenses and the related percentage of total sales for the fiscal years ended September 30, 2011 and 2010 were as follows (amounts in millions):

	Fiscal Years Ended			
	September 30, 2011	September 30, 2010	Change	% Change
Selling and administrative expenses—excluding costs below	$119.7	$86.5	$33.2	38.4%
% of total sales	9.9%	10.5%		
Stock compensation expense	10.7	5.7	5.0	87.7%
% of total sales	0.9%	0.7%		
Acquisition earn-out adjustment	(3.0)	—	(3.0)	—
% of total sales	-0.2%	0.0%		
Acquisition related expenses	6.3	2.7	3.6	133.3%
% of total sales	0.5%	0.3%		
Total selling and administrative expenses	$133.7	$94.9	$38.8	40.9%
% of total sales	11.1%	11.5%		

The increase in the dollar amount of selling and administrative expenses during the fiscal year ended September 30, 2011 is primarily due to higher selling and administrative expenses relating to recent acquisitions of approximately $28 million, which was approximately 10% of the acquisition sales. The increase in stock compensation expense is primarily due to an increased level of employees that participate in the Company's stock compensation plans as a result of acquisitions and also due to higher grant date fair values for our stock options.

Amortization of Intangibles. Amortization of intangibles increased to $40.3 million for the fiscal year ended September 30, 2011 from $15.1 million for the comparable period last year. The net increase of $25.2 million was primarily due to amortization expense related to the additional identifiable intangible assets recognized in connection with acquisitions during the last twelve months.

Refinancing Costs. Refinancing costs were recorded as a result of the refinancing of TransDigm's entire debt structure in December 2010. The charge of $72.5 million consisted of the premium of $41.9 million paid to redeem our 7 3/4% senior subordinated notes, the write-off of debt issue costs and unamortized note premium and discount of $25.7 million, and the settlement of the interest rate swap agreement and other expenses of $4.9 million.

Interest Expense-net. Interest expense-net includes interest on outstanding borrowings, amortization of debt issue costs and revolving credit facility fees offset by interest income. Interest expense increased $73.0 million, or 65.1%, to $185.3 million for the fiscal year ended September 30, 2011 from $112.2 for the comparable period last year. The net increase in interest expense-net was primarily due to an increase in the weighted average level of outstanding borrowings, which was approximately $2.90 billion for the fiscal year ended September 30, 2011 and approximately $1.78 billion for the fiscal year ended September 30, 2010. The weighted average interest rate during the fiscal year ended September 30, 2011 was approximately 6.4%. The increase in borrowings was due to the debt refinancing transactions and the acquisition financing related to McKechnie Aerospace which occurred in December 2010.

Income Taxes. Income tax expense as a percentage of income before income taxes was approximately 33.6% for the fiscal year ended September 30, 2011 compared to 34.8% for the fiscal year ended September 30, 2010. The decrease in the effective tax rate for the fiscal year ended September 30, 2011 was primarily due to non-recurring adjustments in estimated deferred state obligations and an increase in research and development tax credits.

Income from Continuing Operations. Income from continuing operations decreased by $11.2 million, or 6.9%, to $152.2 million for the fiscal year ended September 30, 2011 from $163.4 million for the comparable period last year. Income from continuing operations decreased due to the factors described above.

Income from Discontinued Operations. Income from discontinued operations includes results of operations through the dates of sale of the fastener business and AQS and the after-tax net gain on sales of $19.9 million for the fiscal year ended September 30, 2011.

Net Income. Net income increased $8.7 million, or 5.3%, to $172.1 million for the fiscal year ended September 30, 2011 compared to net income of $163.4 million for the fiscal year ended September 30, 2010, primarily as a result of the factors referred to above.

Earnings per Share. The basic and diluted earnings per share were $3.17 for the fiscal year ended September 30, 2011 and $2.52 per share for the fiscal year ended September 30, 2010. The fiscal year ended September 30, 2011comprises basic and diluted earnings per share from continuing operations of $2.80 and basic and diluted earnings per share from discontinued operations of $0.37. Net income for the fiscal year ended September 30, 2011 of $172.1 million was decreased by an allocation of dividends to participating securities of $2.8 million resulting in net income available to shareholders of $169.3 million. Net income for the fiscal year ended September 30, 2010 of $163.4 million was decreased by an allocation of dividends to participating securities of $30.3 million resulting in net income available to common shareholders of $133.1 million. The increase in earnings per share from continuing operations of $2.52 per share to $2.80 per share is due to the increase in net income available to shareholders of $36.2 million, which is a result of the factors referred to above.

Backlog

As of September 30, 2012, the Company estimated its sales order backlog at $833 million compared to an estimated sales order backlog of $737 million as of September 30, 2011. The increase in backlog is primarily due to the acquisitions of Aero-Instruments, Harco and AmSafe discussed above, totaling approximately $62 million and an increase in orders across existing OEM product lines and to a lesser extent the aftermarket. The majority of the purchase orders outstanding as of September 30, 2012 are scheduled for delivery within the next twelve months. Purchase orders may be subject to cancellation or deferral by the customer prior to shipment. The level of unfilled purchase orders at any given date during the year will be materially affected by the timing of the Company's receipt of purchase orders and the speed with which those orders are filled. Accordingly, the Company's backlog as of September 30, 2012 may not necessarily represent the actual amount of shipments or sales for any future period.

Foreign Operations

Although we manufacture a significant portion of our products in the United States, we manufacture some products in Belgium, China, Malaysia, Mexico, Sri Lanka and the United Kingdom. We sell our products in the United States as well as in foreign countries. Although the majority of sales of our products are made to customers including distributors located in the United States, our products are ultimately sold to and used by customers, including airlines and other end users of aircraft, throughout the world. A number of risks inherent in international operations could have a material adverse effect on our results of operations, including currency fluctuations, difficulties in staffing and managing multi-national operations, general economic and political uncertainties and potential for social unrest in countries in which we operate, limitations on our ability to enforce legal rights and remedies, restrictions on the repatriation of funds, change in trade policies, tariff regulation, difficulties in obtaining export and import licenses and the risk of government financed competition.

Our direct sales to foreign customers were approximately $508.8 million, $305.5 million, and $170.6 million for fiscal years 2012, 2011 and 2010, respectively. Sales to foreign customers are subject to numerous additional risks, including the impact of foreign government regulations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other actions that would have a direct or indirect adverse impact on the business or market opportunities of the Company within such governments' countries. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to our operations and growth strategy.

Inflation

Many of the Company's raw materials and operating expenses are sensitive to the effects of inflation, which could result in changing operating costs. The effects of inflation on the Company's businesses during the fiscal years 2012, 2011 and 2010 were not significant.

Liquidity and Capital Resources

We have historically maintained a capital structure comprising a mix of equity and debt financing. We vary our leverage both to optimize our equity return and to pursue acquisitions. We expect to meet our current debt obligations as they come due through internally generated funds from current levels of operations and/or through refinancing in the debt or equity markets prior to the maturity dates of our debt.

We continually evaluate our debt facilities to assess whether they most efficiently and effectively meet the current and future needs of our business. The Company evaluates from time to time the appropriateness of its current leverage, taking into consideration the Company's debt holders, equity holders, credit ratings, acquisition opportunities and other factors. The Company's debt leverage ratio, which is computed as total debt divided by EBITDA As Defined for the applicable twelve-month period, has varied widely during the Company's history, ranging from approximately 3.5 to 6.5. Our debt leverage ratio for the fiscal year ended September 30, 2012 was approximately 4.5.

The Company regularly engages in discussions with respect to potential acquisitions and investments. However, there can be no assurance that the Company will be able to consummate an agreement with respect to any future acquisition. The Company's acquisition strategy may require substantial capital, and no assurance can be given that the Company will be able to raise any necessary funds on acceptable terms or at all. If the Company incurs additional debt to finance acquisitions, total interest expense will increase.

If the Company has excess cash, it may consider methods by which it can provide cash to its debt or equity holders through a dividend, prepayment of indebtedness, repurchase of stock, repurchase of debt or other means. Whether the Company undertakes additional stock repurchases or other aforementioned activities will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. In addition, the Company may issue additional debt if prevailing market conditions are favorable to doing so.

The Company's ability to make scheduled interest payments on, or to refinance, the Company's indebtedness, or to fund non-acquisition related capital expenditures and research and development efforts, will depend on the Company's ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Based on its current levels of operations and absent any disruptive events, management believes that internally generated funds and borrowings available under our revolving loan facility should provide sufficient resources to finance its operations, non-acquisition related capital expenditures, research and development efforts and long-term indebtedness obligations through at least fiscal 2013. There can be no assurance, however, that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available to the Company under the senior secured credit facility in an amount sufficient to enable it to pay its indebtedness or to fund its other liquidity needs. The Company may need to refinance all or a portion of its indebtedness on or before maturity. Also, to the extent the Company accelerates its growth plans, consummates acquisitions or has lower than anticipated sales or increases in expenses, the Company may also need to raise additional capital. In particular, increased working capital needs occur whenever the Company consummates acquisitions or experiences strong incremental demand. There can be no assurance that the Company will be able to raise additional capital on commercially reasonable terms or at all.

The Company has not, at this time, determined to change the nature of its debt facilities. However, in the future, the Company may increase its borrowings in connection with acquisitions, if cash flow from operations becomes insufficient to fund current operations or for other short-term cash needs or for stock repurchases or dividends. Our future leverage will also be impacted by the then current conditions of the credit markets.

Operating Activities. The Company generated $413.9 million of cash from operating activities during fiscal 2012 compared to $260.4 million during fiscal 2011. The net increase of $153.5 million was due primarily to an increase in income from operations partially offset by higher interest payments due the Company's current debt structure and higher income tax payments.

The Company generated $260.4 million of cash from operating activities during fiscal 2011 compared to $197.3 million during fiscal 2010. The net increase of $63.1 million was due primarily due to an increase in income from operations offset by higher interest payments and associated resfinancing costs in connection with the Company's debt refinancing transactions during fiscal 2011.

Investing Activities. Cash used in investing activities was $876.3 million during fiscal 2012 consisting primarily of the acquisition of AmSafe, Harco and Aero-Instruments for a total of $868.7 million and capital expenditures of $25.2 million offset by the cash proceeds on the sale of the distribution business of $17.7 million.

Cash used in investing activities was $1,397.0 million during fiscal 2011, consisting primarily of the acquisitions of McKechnie Aerospace, Talley Actuation and Schneller Holdings for a total of $1,650.4 million and capital expenditures of $18.0 million offset by the cash proceeds on the sale of the fastener business and AQS of $271.4 million.

Net cash used in investing activities was $176.6 million during fiscal 2010 consisting primarily of the acquisitions of Dukes Aerospace and Semco for a total of $166.6 million and capital expenditures of $12.9 million. Net cash used in investing activities for fiscal 2010 also includes cash proceeds of $2.9 million from the sale of real estate no longer utilized.

Financing Activities. Cash provided by financing activities during fiscal 2012 was $527.2 million, which comprised $484.3 million of additional net proceeds from the Amendment under our New Senior Secured Credit Facility and $66.3 million of cash for tax benefits related to share-based payment arrangements and from the exercise of stock options offset by $19.3 million repayment on our New Senior Secured Credit Facility, $3.3 million of dividend equivalent payments and $0.8 million of treasury stock purchased.

Cash provided by financing activities during fiscal 2011 was $1,278.5 million, which comprised $1,260.3 million of net proceeds from the refinancing of our entire debt structure and $32.6 million of cash for tax benefits related to share-based payment arrangements and from the exercise of stock options offset by $11.6 million repayment on our New Senior Secured Credit Facility and $2.8 million of dividends and dividend equivalent payments.

Net cash provided by financing activities during fiscal 2010 was $23.2 million, which comprised $404.2 million of net proceeds from the issuance of the 7¾% Senior Subordinated Notes in October 2009 and $23.8 million of cash for tax benefits related to share-based payment arrangements and from the exercise of stock options offset by $404.9 million of dividends and dividend equivalent payments.

Description of New Senior Secured Credit Facility and Indentures

In December 2010, TransDigm entered into a senior secured credit facility, which consisted of a $1.55 billion term loan facility and a $245 million revolving credit facility (collectively, the "Existing Senior

Secured Credit Facility"). The proceeds of the term loan were used to pay the purchase price of and related transaction expenses associated with the acquisition of McKechnie Aerospace and repay a portion of the amounts outstanding under the previous senior secured credit facility.

On February 14, 2011, TransDigm Inc. entered into a new senior secured credit facility which provides for $1.55 billion term loan facility (the "New Senior Secured Credit Facility"), which was fully drawn on February 14, 2011. The New Senior Secured Credit Facility replaced the term loan under the Existing Senior Secured Credit Facility and modified certain terms of the original agreement including extending the maturity date of the term loan and modifying the interest rate provisions.

On March 25, 2011, TransDigm entered into Amendment No. 1 (the "Amendment") to the Existing Senior Secured Credit Facility. The Amendment provides for a modification to certain terms of the permitted indebtedness covenant contained in the Existing Senior Secured Credit Facility to modify the requirements for incurring certain additional senior indebtedness.

On February 15, 2012, TransDigm entered into Amendment No. 1 and an Incremental Term Loan Assumption Agreement to the New Senior Secured Credit Facility. The amendment provides for an additional term loan facility in the aggregate principal amount of $500 million. The additional term loan facility was fully drawn on February 15, 2012. The proceeds of the additional term loan facility were used to pay a portion of the purchase price of and related transaction expenses associated with the acquisition of AmSafe.

On February 15, 2012 TransDigm also entered into an Incremental Revolving Credit Assumption Agreement (the "Assumption Agreement") to the Existing Senior Secured Credit Facility, as amended. The Assumption Agreement provides for additional revolving commitments to TransDigm in an aggregate principal amount of $65 million, which results in a total revolving credit amount of $310 million. No borrowings, other than the issuance of certain letters of credit discussed below, were outstanding under the Existing Senior Secured Credit Facility as of September 30, 2012.

Under the Existing Senior Secured Credit Facility, the revolving credit facility matures in December 2015. At September 30, 2012, the Company had $7.1 million letters of credit outstanding and $302.9 of borrowings available under the Existing Senior Secured Credit Facility.

Under the New Senior Secured Credit Facility, the term loans mature in February 2017. The term loans under the New Senior Secured Credit Facility require quarterly principal payments totaling $5.1 million.

On October 9, 2012, the Company amended the secured credit facility to provide for an additional term loan facility in the aggregate principal amount of $150 million. The additional term loan facility was fully drawn on October 15, 2012.

The interest rates per annum applicable to the term loans under the New Senior Secured Credit Facility will be, at TransDigm's option, equal to either an alternate base rate or an adjusted LIBO rate for one, two, three or six-month (or to the extent agreed to by each relevant lender, nine or twelve-month) interest periods chosen by TransDigm, in each case plus an applicable margin percentage. The applicable interest rate on the term loan at September 30, 2012 was 4.0%.

On June 27, 2011, the Company entered into three forward-starting interest rate swap agreements beginning December 31, 2012 to hedge the variable interest rates on the New Senior Secured Credit Facility for a fixed rate based on an aggregate notional amount of $353 million through June 30, 2015. These forward-starting interest rate swap agreements will effectively convert the variable interest rate on the aggregate notional amount of the New Senior Secured Credit Facility to a fixed rate of 5.17% over the term of the interest rate swap agreements.

All of the indebtedness outstanding under the credit facilities is guaranteed by TD Group and all of TransDigm's current and future domestic restricted subsidiaries (other than immaterial subsidiaries), and is secured by a first priority security interest in substantially all of the existing and future property and assets, including inventory, equipment, general intangibles, intellectual property, investment property and other personal property (but excluding leasehold interests and certain other assets) of TransDigm and all of TransDigm's existing and future domestic restricted subsidiaries (other than immaterial subsidiaries), and a first priority pledge of the capital stock of TransDigm and its domestic subsidiaries and 65% of the voting capital stock of certain of TransDigm's foreign subsidiaries.

The credit facilities contain certain covenants that limit the ability of TD Group, TransDigm and TransDigm's restricted subsidiaries to, among other things, incur or guarantee additional indebtedness or issue preferred stock, pay distributions on, redeem or repurchase capital stock or redeem or repurchase subordinated debt, make investments, sell assets, enter into agreements that restrict distributions or other payments from restricted subsidiaries to TransDigm, incur or suffer to exist liens securing indebtedness, consolidate, merge or transfer all or substantially all of their assets, and engage in transactions with affiliates. At September 30, 2012, TransDigm was in compliance with all of the covenants contained in the credit facilities.

The term loan under the New Senior Secured Credit Facility requires mandatory prepayments of principal based on certain percentages of Excess Cash Flow (as therein defined), commencing 90 days after the end of each fiscal year, commencing with the fiscal year ending September 30, 2012, subject to certain exceptions. At September 30, 2012, TransDigm was not required to make a prepayment based upon the Excess Cash Flow provision. In addition, subject to certain exceptions (including, with respect to asset sales, the reinvestment in productive assets), TransDigm will be required to prepay the loans outstanding under the term loan facility at 100% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds of certain asset sales and issuance or incurrence of certain indebtedness, to the extent not reinvested.

In December 2010, TransDigm issued $1.6 billion in aggregate principal amount of its 7¾% Senior Subordinated Notes due 2018 (the "2018 Notes") at an issue price of 100% of the principal amount. The 2018 Notes represent unsecured obligations of TransDigm Inc. ranking subordinate to TransDigm Inc.'s senior debt, as defined in the Indenture governing the 2018 Notes. Such notes do not require principal payments prior to their maturity in December 2018. Interest under the 2018 Notes is payable semi-annually.

TransDigm utilized a portion of the proceeds from the 2018 Notes to repurchase its 7¾% senior subordinated notes due 2014.

In October 2012, the Company also issued $550 million in aggregate principal amount of its 5½% Senior Subordinated Notes due 2020 at an issue price of 100% of the principal amount.

Certain Restrictive Covenants in Our Debt Documents

The credit facilities and the Indentures contain restrictive covenants that, among other things, limit the incurrence of additional indebtedness, the payment of dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances, and prepayments of other indebtedness. A breach of any of the covenants or an inability to comply with the required leverage ratio could result in a default under the credit facilities or the Indentures. If any such default occurs, the lenders under the credit facilities and the holders of the 2018 Notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under the credit facilities also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under the credit facilities, the lenders thereunder will have the right to proceed against the collateral granted to them to secure the debt, which includes our available cash, and they will also have the right to prevent us from making debt service payments on the 2018 Notes.

Stock Repurchase Program

On August 22, 2011, the Board of Directors authorized a common share repurchase program, which was announced on August 23, 2011. Under the terms of the program, the Company may purchase up to a maximum aggregate value of $100 million of its shares of common stock. For the year ended September 30, 2012, the Company repurchased 11,300 shares of its common stock at a gross cost of approximately $0.8 million at a weighted-average price per share of $74.87 per share. The program replaces the repurchase program announced on October 23, 2008, under which the Company previously repurchased 494,100 shares of its common stock at a gross cost of approximately $15.2 million at a weighted-average price per share of $30.85.

Contractual Obligations

The following is a summary of contractual cash obligations as of September 30, 2012 (in millions):

	2013	2014	2015	2016	2017	2018 and thereafter	Total
New Senior Secured Credit Facility[1]	$ 20.5	$ 20.5	$ 20.5	$ 20.5	$1,937.1	$ —	$2,019.1
7 3/4% Senior Subordinated Notes due 2018	—	—	—	—	—	1,600.0	1,600.0
Scheduled Interest Payments[2]	207.6	207.8	205.9	202.0	153.0	139.5	1,115.8
Operating Leases	7.7	7.4	5.7	5.1	3.7	20.4	50.0
Purchase Obligations	28.1	1.4	0.9	0.7	0.7	0.7	32.5
Total Contractual Cash Obligations	$263.9	$237.1	$233.0	$228.3	$2,094.5	$1,760.6	$4,817.4

(1) The new senior secured credit facility will mature in February 2017 and requires quarterly principal payments totaling $5.1 million.

(2) Assumes that the variable interest rate on our borrowings under our new senior secured credit facility remains constant at 4.0%. In addition, interest payments include the impact of the 5.17% interest rate fixed through our forward-starting swap agreements from December 31, 2012 through June 30, 2015 on an aggregate notional amount of $353 million.

In addition to the contractual obligations set forth above, the Company incurs capital expenditures for the purpose of maintaining and replacing existing equipment and facilities and, from time to time, for facility expansion. Capital expenditures totaled approximately $25.2 million, $18.0 million, and $12.9 million during fiscal 2012, 2011, and fiscal 2010, respectively. The Company expects its capital expenditures in fiscal 2013 to be between $35 million and $40 million and such expenditures are projected to increase moderately thereafter.

New Accounting Standards

New Accounting Standards Not Yet Adopted

In June 2011, the Financial Accounting Standards Board ("FASB") issued authoritative accounting guidance included in Accounting Standards Codification ("ASC") Topic 220, "*Comprehensive Income*". This guidance eliminates the option to report other comprehensive income and its components in the statement of changes in equity. Companies can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The Company is currently evaluating which method it will utilize to present items of net income and other comprehensive income. This presentation guidance is effective for the Company on October 1, 2012.

In September 2011, the FASB issued authoritative accounting guidance included in ASC Topic 350, "*Intangibles—Goodwill and Other*". This guidance amends the requirements for goodwill impairment testing. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is unnecessary. This guidance is effective for the Company for its annual goodwill impairment testing for the year ending September 30, 2013. The Company does not expect this guidance to have a significant impact on the Company's consolidated results of operations, financial position or cash flows.

In July 2012, the FASB issued authoritative guidance included in ASC Topic 350, "*Intangibles—Goodwill and Other*." This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is impaired, as a basis for determining whether it is necessary to perform the quantitative impairment test described in FASB ASC Topic 350, "*Intangibles—Goodwill and Other*". This guidance is effective for the Company for its annual impairment testing for the year ending September 30, 2013. The Company does not expect this guidance to have a significant impact on the Company's consolidated results of operations, financial position or cash flows.

Additional Disclosure Required by Indentures

Separate financial statements of TransDigm Inc. are not presented since TD Group has no operations or significant assets separate from its investment in TransDigm Inc. and since the 7 3/4% Senior Subordinated Notes and the 5 1/2% Senior Subordinated Notes are guaranteed by TD Group and all direct and indirect domestic restricted subsidiaries of TransDigm Inc. TransDigm Inc.'s immaterial wholly owned foreign subsidiaries are not obligated to guarantee the 7 3/4% Senior Subordinated Notes and the 5 1/2% Senior Subordinated Notes.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our main exposure to market risk relates to interest rates. Our financial instruments that are subject to interest rate risk principally include fixed-rate and floating-rate long-term debt. At September 30, 2012, we had borrowings under our New Senior Secured Credit Facility of $2.02 billion that were subject to interest rate risk. Borrowings under our New Senior Secured Credit Facility bear interest, at our option, at a rate equal to either an alternate base rate or an adjusted LIBO rate for a one-, two-, three- or six-month (or to the extent available to each lender, nine- or twelve-month) interest period chosen by us, in each case, plus an applicable margin percentage. Accordingly, the Company's cash flows and earnings will be exposed to the market risk of interest rate changes resulting from variable rate borrowings under our New Senior Secured Credit Facility. The effect of a hypothetical one percentage point increase in interest rates would increase the annual interest costs under our New Senior Secured Credit Facility by approximately $20.2 million based on the amount of outstanding borrowings at September 30, 2012. The weighted average interest rate on the $2.02 billion of borrowings under our New Senior Secured Credit Facility on September 30, 2012 was 4.0%.

At September 30, 2012, three forward-starting interest rate swap agreements were in place to swap variable rates on the New Senior Secured Credit Facility for a fixed rate based on an aggregate notional amount of $353 million. Beginning December 31, 2012, these interest rate swap agreements will effectively convert the variable interest rate on the aggregate notional amount of the new senior secured credit facility to a fixed rate of 5.17% through June 30, 2015.

The fair value of the $2.02 billion aggregate principal amount of borrowings under our New Senior Secured Credit Facility is exposed to the market risk of interest rates. The estimated fair value of such term loan approximated $2.04 billion at September 30, 2012 based upon information provided to the Company from its agent under the credit facility. The fair value of the $1.60 billion aggregate principal amount of our 7 3/4% senior subordinated notes due 2018 is exposed to the market risk of interest rate changes. The estimated fair value of such notes approximated $1.70 billion at September 30, 2012 based upon quoted market rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item is contained on pages F-1 through F-40 of this Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of September 30, 2012, TD Group carried out an evaluation, under the supervision and with the participation of TD Group's management, including its Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), of the effectiveness of the design and operation of TD Group's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that TD Group's disclosure controls and procedures are effective to ensure that information required to be disclosed by TD Group in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to TD Group's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, TD Group's management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures.

Management's Report on Internal Control Over Financial Reporting

The management of TD Group is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, TransDigm's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2012. Based on our assessment, management concluded that the Company's internal control over financial reporting was effective as of September 30, 2012.

On February 15, 2012, we completed our acquisition of AmSafe. AmSafe's results of operations are included in our consolidated financial statements from the date of acquisition. As permitted by the Securities and Exchange Commission, we have elected to exclude AmSafe from our assessment of the effectiveness of our internal control over financial reporting as of September 30, 2012. Total assets and net sales of AmSafe represent 14% and 10%, respectively, of our total assets and net sales as reported in our consolidated financial statements for fiscal 2012.

The Company's independent auditors, Ernst & Young LLP, have issued an audit report on the effectiveness of internal control over financial reporting of the Company as of September 30, 2012. This report is included herein.

Changes in Internal Control Over Financial Reporting

On February 15, 2012, we acquired AmSafe. AmSafe operated under its own set of systems and internal controls and we are currently maintaining those systems and much of that control environment until we are able to incorporate AmSafe's processes into our own systems and control environment. We currently expect to complete the incorporation of AmSafe's operations into our systems and control environment in the first quarter of fiscal 2013. There were no other changes to our internal controls over financial reporting that could have a material effect on our financial reporting during fiscal 2012.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
TranDigm Group Incorporated

We have audited TransDigm Group Incorporated's internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TransDigm Group Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting excluded AmSafe, which was acquired during the year ended September 30, 2012. AmSafe represented approximately 10% of net sales for the year ended September 30, 2012 and 14% of total assets at September 30, 2012. Our audit of internal control over financial reporting of TransDigm Group Incorporated also did not include an evaluation of the internal control over financial reporting of AmSafe.

In our opinion, TransDigm Group Incorporated maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TransDigm Group Incorporated as of September 30, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2012 of TransDigm Group Incorporated and our report dated November 16, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
November 16, 2012

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Directors and Executive Officers

Information regarding TD Group's directors is set forth under the caption "Proposal One: Election of Directors" in our Proxy Statement, which is incorporated herein by reference. The following table sets forth certain information concerning TD Group's executive officers:

Name	Age	Position
W. Nicholas Howley	60	Chief Executive Officer and Chairman of the Board of Directors
Robert S. Henderson	55	Executive Vice President
Bernt G. Iversen II	55	Executive Vice President—Mergers and Acquisitions
Raymond F. Laubenthal	51	President and Chief Operating Officer
John Leary	65	Executive Vice President
Peter Palmer	48	Executive Vice President
Gregory Rufus	56	Executive Vice President, Chief Financial Officer and Secretary
James Skulina	53	Executive Vice President

Mr. Howley was named Chairman of the Board of Directors of TD Group in July 2003. He has served as Chief Executive Officer of TD Group since December 2005 and of TransDigm Inc. since December 2001. Mr. Howley was President of TD Group from July 2003 until December 2005. Mr. Howley served as Chief Operating Officer of TransDigm Inc. from December 1998 through December 2001 and served as President of TransDigm Inc. from December 1998 through September 2005. Mr. Howley was a director of Polypore International Inc., a NYSE-listed manufacturer of polymer-based membranes used in separation and filtration processes through October 2012. Mr. Howley was a director of Satair A/S, a Danish public company that is an aerospace distributor, including a distributor of the Company's products through October 2011.

Mr. Henderson was appointed Executive Vice President of TD Group in December 2005 and Executive Vice President of TransDigm Inc. in October 2005. He was President of the AdelWiggins Group, an operating division of TransDigm Inc., from August 1999 to April 2008.

Mr. Iversen was appointed Executive Vice President—Mergers & Acquisitions and Business Development of TD Group and TransDigm Inc. in May 2012. Prior to that he served as Executive Vice President of TD Group and TransDigm Inc. since December 6, 2010. Prior to that, he was President of Champion Aerospace LLC, a wholly-owned subsidiary of TransDigm Inc., from June 2006.

Mr. Laubenthal was appointed President and Chief Operating Officer of TD Group in December 2005, President and Chief Operating Officer of TransDigm Inc. in October 2005 and was President of AeroControlex Group, then operated as a division of TransDigm Inc., from November 1998 through September 2005.

Mr. Leary was appointed Executive Vice President of TD Group and TransDigm Inc. in May 2012. Prior to that he served as President of Hartwell Corporation, a wholly-owned subsidiary of TransDigm Inc., from October 2011 to May 2012, and as President of Adams Rite Aerospace, Inc., a wholly-owned subsidiary of TransDigm Inc., from June 1999 to September 2011.

Mr. Palmer was appointed Executive Vice President in February 2012. Prior to that, Mr. Palmer served as President of AdelWiggins Group, a division of TransDigm Inc., from April 2010 to February 2012, and as President of CEF Industries, LLC, a wholly-owned subsidiary of TransDigm Inc., from June 2008 to March 2010.

Mr. Rufus was named Executive Vice President, Chief Financial Officer and Secretary of TD Group in December 2005. He served as Vice President and Chief Financial Officer of TD Group from July 2003 until December 2005. Mr. Rufus was appointed Executive Vice President and Chief Financial Officer of TransDigm Inc. on October 1, 2005 and had been Vice President and Chief Financial Officer of TransDigm Inc. since August 2000.

Mr. Skulina was appointed Executive Vice President in January 2012. Prior to that, Mr. Skulina served as President of the Aero Fluid Products division of AeroControlex Group, Inc., a wholly-owned subsidiary of TransDigm Inc., from September 2009 to December 2012, and as Controller of TransDigm Inc., from August 2007 to August 2009.

Section 16(a) Beneficial Ownership Reporting Compliance

The information regarding compliance with Section 16 of the Securities Exchange Act of 1934 is set forth under the caption entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement, which is incorporated herein by reference.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which applies to all of our directors, officers, and employees and a Code of Ethics for Senior Financial Officers which includes additional ethical obligations for our senior financial management (which includes our chief executive officer, chief financial officer, president, division presidents, controllers, treasurer, and chief internal auditor). Please refer to the information set forth under the caption "Corporate Governance—Codes of Ethics & Whistleblower Policy" in our Proxy Statement, which is incorporated herein by reference. Our Code of Business Conduct and Ethics and our Code of Ethics for Senior Financial Officers is available on our website at *www.transdigm.com.* Any person may receive a copy without charge by writing to us at TransDigm Group Incorporated, 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114. We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to directors and executive officers and that is required to be disclosed pursuant to the rules of the Securities and Exchange Commission.

Nominations of Directors

The procedure by which stockholders may recommend nominees to our Board of Directors is set forth under the caption "Corporate Governance-Board Committees—Nominating and Corporate Governance Committee" in our Proxy Statement, which is incorporated herein by reference.

Audit Committee

The information regarding the audit committee of our Board of Directors and audit committee financial experts is set forth under the caption "Corporate Governance-Board Committees—Audit Committee" in our Proxy Statement, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth under the captions "Executive Compensation", "Compensation of Directors", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our Proxy Statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information regarding security ownership of certain beneficial owners and management is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is set forth under the captions entitled "Certain Relationships and Related Transactions," "Compensation of Directors," and "Independence of Directors" in our Proxy Statement, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is set forth under the caption "Principal Accounting Fees and Services" in our Proxy Statement, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed with Report

(a) (1) Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of September 30, 2012 and 2011.	F-2
Consolidated Statements of Income for Fiscal Years Ended September 30, 2012, 2011 and 2010.	F-3
Consolidated Statements of Changes in Stockholders' Equity for Fiscal Years Ended September 30, 2012, 2011 and 2010.	F-4
Consolidated Statements of Cash Flows for Fiscal Years Ended September 30, 2012, 2011 and 2010.	F-5
Notes to Consolidated Financial Statements	pages F-6 to F-39

(a) (2) Financial Statement Schedules

Valuation and Qualifying Accounts for the Fiscal Years Ended September 30, 2012, 2011 and 2010.	F-40

a) (3) Exhibits

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
2.1	Stock Purchase Agreement dated September 25, 2010 among McKechnie Holdings LLC, TransDigm Inc. and TransDigm Group Incorporated	Incorporated by reference to Form 8-K filed September 28, 2010 (File No. 001-32833)
2.2	Agreement and Plan of Merger by and among AmSafe Global Holdings, Inc., AGH Acquisition Inc., TransDigm Inc. and TransDigm Group Incorporated dated January 20, 2012.	Incorporated by reference to Form 8-K filed January 23, 2012 (File No. 001-32833)
3.1	Amended and Restated Certificate of Incorporation, filed March 14, 2006, of TransDigm Group Incorporated	Incorporated by reference to Amendment No. 3 to Form S-1 filed March 13, 2006 (File No. 333-130483)
3.2	Amended and Restated Bylaws of TransDigm Group Incorporated	Incorporated by reference to Form S-1 filed June 8, 2011 (File No. 333-174781)
3.3	Certificate of Incorporation, filed July 2, 1993, of NovaDigm Acquisition, Inc. (now known as TransDigm Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.4	Certificate of Amendment, filed July 22, 1993, of the Certificate of Incorporation of NovaDigm Acquisition, Inc. (now known as TransDigm Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.5	Bylaws of NovaDigm Acquisition, Inc. (now known as TransDigm Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.6	Certificate of Incorporation, filed March 28, 1994, of MPT Acquisition Corp. (now known as MarathonNorco Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.7	Certificate of Amendment, filed May 18, 1994, of the Certificate of Incorporation of MPT Acquisition Corp. (now known as MarathonNorco Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.8	Certificate of Amendment, filed May 24, 1994, of the Certificate of Incorporation of MPT Acquisition Corp. (now known as MarathonNorco Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.9	Certificate of Amendment, filed August 28, 2003, of the Certificate of Incorporation of Marathon Power Technology Company (now known as MarathonNorco Aerospace, Inc.)	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 28, 2006 (File No. 001-32833)
3.10	Bylaws of MPT Acquisition Corp. (now known as MarathonNorco Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
3.11	Articles of Incorporation, filed July 30, 1986, of ARP Acquisition Corporation (now known as Adams Rite Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.12	Certificate of Amendment, filed September 12, 1986, of the Articles of Incorporation of ARP Acquisition Corporation (now known as Adams Rite Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.13	Certificate of Amendment, filed January 27, 1992, of the Articles of Incorporation of Adams Rite Products, Inc. (now known as Adams Rite Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.14	Certificate of Amendment, filed December 31, 1992, of the Articles of Incorporation of Adams Rite Products, Inc. (now known as Adams Rite Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.15	Certificate of Amendment, filed August 11, 1997, of the Articles of Incorporation of Adams Rite Sabre International, Inc. (now known as Adams Rite Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.16	Amended and Restated Bylaws of Adams Rite Aerospace, Inc.	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.17	Certificate of Formation, effective June 30, 2007, of Champion Aerospace LLC	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.18	Limited Liability Company Agreement of Champion Aerospace LLC	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.19	Certificate of Formation, effective June 29, 2007, of Avionic Instruments LLC	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 21, 2007 (File No. 001-32833)
3.20	Limited Liability Company Agreement of Avionic Instruments LLC	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No.333-144366)
3.21	Certificate of Incorporation, filed December 22, 2004, of Skurka Aerospace Inc.	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed October 11, 2006 (File No. 333-137937)
3.22	Bylaws of Skurka Aerospace Inc.	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed October 11, 2006 (File No. 333-137937)
3.23	Certificate of Conversion, effective June 30, 2007, converting CDA InterCorp into CDA InterCorp LLC	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
3.24	Operating Agreement of CDA InterCorp LLC	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.25	Certificate of Incorporation, filed March 7, 2003, of Wings Holdings, Inc. (now known as Aviation Technologies, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.26	Certificate of Amendment of Certificate of Incorporation, filed May 12, 2003, of Wings Holdings, Inc. (now known as Aviation Technologies, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.27	Certificate of Amendment of Certificate of Incorporation, filed July 17, 2003, of Wings Holdings, Inc. (now known as Aviation Technologies, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.28	Bylaws of Wings Holdings, Inc. (now known as Aviation Technologies, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.29	Articles of Incorporation, filed October 3, 1963, of Avtech Corporation (now known as AvtechTyee, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.30	Articles of Amendment of Articles of Incorporation, filed March 30, 1984, of Avtech Corporation (now known as AvtechTyee, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.31	Articles of Amendment of Articles of Incorporation, filed April 17, 1989, of Avtech Corporation (now known as AvtechTyee, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.32	Articles of Amendment of Articles of Incorporation, filed July 17, 1998, of Avtech Corporation (now known as AvtechTyee, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.33	Articles of Amendment of Articles of Incorporation, filed May 20, 2003, of Avtech Corporation (now known as Avtech Tyee, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4, filed July 6, 2007 (File No. 333-144366)
3.34	Articles of Amendment of Articles of Incorporation, filed May 2, 2012, of AvtechTyee, Inc.	Filed herewith
3.35	Bylaws of Avtech Corporation (now known as AvtechTyee, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.36	Certificate of Formation, effective June 30, 2007, of Transicoil LLC	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.37	Limited Liability Company Agreement of Transicoil LLC	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
3.38	Certificate of Incorporation, filed May 17, 2006, of Bruce Industries Acquisition Corp. (now known as Malaysian Aerospace Services, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.39	Certificate of Amendment of Certificate of Incorporation, filed January 19, 2007, of Bruce Industries Acquisition Corp. (now known as Malaysian Aerospace Services, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.40	Bylaws of Bruce Industries Acquisition Corp. (now known as Malaysian Aerospace Services, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.41	Certificate of Incorporation, filed June 18, 2007, of AeroControlex Group, Inc.	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.42	Bylaws of AeroControlex Group, Inc.	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.43	Certificate of Incorporation filed August 6, 2007, of Bruce Aerospace, Inc.	Incorporated by reference to Form 10-K filed November 21, 2007 (File No. 001-32833)
3.44	Bylaws of Bruce Aerospace, Inc.	Incorporated by reference to Form 10-K filed November 21, 2007 (File No. 001-32833)
3.45	Articles of Incorporation, filed February 6, 2006 of Bruce Industries, Inc.	Incorporated by reference to Form 10-K filed November 21, 2007 (File No. 001-32833)
3.46	Bylaws of Bruce Industries, Inc.	Incorporated by reference to Form 10-K filed November 21, 2007 (File No. 001-32833)
3.47	Certificate of Formation, filed September 30, 2010, of CEF Industries, LLC	Incorporated by reference to Form 10-K filed November 15, 2010 (File No. 001-32833)
3.48	Limited Liability Company Agreement of CEF Industries, LLC	Incorporated by reference to Form 10-K filed November 15, 2010 (File No. 001-32833)
3.49	Certificate of Incorporation, filed July 10, 2009, of Acme Aerospace Inc.	Incorporated by reference to Form 10-Q filed August 25, 2009 (File No. 001-32833)
3.50	Bylaws of Acme Aerospace Inc.	Incorporated by reference to Form 10-Q filed August 25, 2009 (File No. 001-32833)
3.51	Certificate of Incorporation, filed November 20, 2009, of Dukes Aerospace, Inc.	Incorporated by reference to Form 8-K filed December 3, 2009 (File No. 001-32833)
3.52	Bylaws of Dukes Aerospace, Inc.	Incorporated by reference to Form 8-K filed December 3, 2009 (File No. 001-32833)
3.53	Certificate of Incorporation of Semco Instruments, Inc.	Incorporated by reference to Form 8-K filed September 7, 2010 (File No. 001-32833)
3.54	Certificate of Amendment to Certificate of Incorporation, filed October 17, 2012, of Semco Instruments, Inc.	Filed herewith

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
3.55	Amended and Restated Bylaws of Semco Instruments, Inc.	Incorporated by reference to Form 8-K filed September 7, 2010 (File No. 001-32833)
3.56	Certificate of Incorporation, filed April 25, 2007, of McKechnie Aerospace Holdings, Inc.	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.57	Bylaws of McKechnie Aerospace Holdings, Inc.	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.58	Certificate of Incorporation, filed April 13, 2007, of McKechnie Aerospace DE, Inc.	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.59	Bylaws of McKechnie Aerospace DE, Inc.	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.60	Certificate of Formation, filed May 11, 2005, of Melrose US 3 LLC (now known as McKechnie Aerospace US LLC)	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.61	Certificate of Amendment, filed May 11, 2007, to Certificate of Formation of Melrose US 3 LLC (now known as McKechnie Aerospace US LLC)	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.62	Limited Liability Company Agreement of McKechnie Aerospace US LLC	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.63	Certificate of Incorporation, filed December 11, 1998, of McKechnie US Holdings Inc. (now known as McKechnie Aerospace Investments, Inc.)	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.64	Certificate of Amendment, filed May 11, 2007, to the Certificate of Incorporation of McKechnie Investments, Inc. (now known as McKechnie Aerospace Investments, Inc.)	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.65	Amended and Restated Bylaws of McKechnie Aerospace Investments, Inc.	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.66	Certificate of Formation, filed February 29, 2000, of Western Sky Industries, LLC	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.67	Second Amended and Restated Limited Liability Agreement of Western Sky Industries, LLC	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.68	Articles of Incorporation, filed May 10, 1957, of Hartwell Aviation Supply Company (now known as Hartwell Corporation)	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.69	Certificate of Amendment, filed June 9, 1960, of Articles of Incorporation of Hartwell Aviation Supply Company (now known as Hartwell Corporation)	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.70	Certification of Amendment, filed October 23, 1987, of Articles of Incorporation of Hartwell Corporation	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
3.71	Certificate of Amendment, filed April 9, 1997, of Articles of Incorporation of Hartwell Corporation	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.72	Bylaws of Hartwell Corporation	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.73	Articles of Incorporation, filed August 6, 1999, of Texas Rotronics, Inc.	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.74	Bylaws of Texas Rotronics, Inc.	Incorporated by reference to Form 10-Q filed February 8, 2011 (File No. 001-32833)
3.75	Amended and Restated Certificate of Incorporation, filed October 4, 2011, of Harco Laboratories, Incorporated	Incorporated by reference to Form 10-Q filed February 8, 2012
3.76	Amended and Restated By-Laws of Harco Laboratories, Incorporated	Incorporated by reference to Form 10-Q filed February 8, 2012
3.77	Limited Liability Company Certificate of Formation, filed May 30, 2007, of Schneller LLC	Incorporated by reference to Form 10-Q filed February 8, 2012
3.78	Amended and Restated Limited Liability Company Agreement, dated August 31, 2011, of Schneller LLC	Incorporated by reference to Form 10-Q filed February 8, 2012
3.79	Limited Liability Company Certificate of Formation, filed May 30, 2007	Incorporated by reference to Form 10-Q filed February 8, 2012
3.80	Amended and Restated Limited Liability Company Agreement, dated August 31, 2011, of Schneller Holdings LLC	Incorporated by reference to Form 10-Q filed February 8, 2012
3.81	Articles of Incorporation, filed December 22, 2004, of Schneller International Sales Corp.	Incorporated by reference to Form 10-Q filed February 8, 2012
3.82	Code of Regulations of Schneller International Sales Corp.	Incorporated by reference to Form 10-Q filed February 8, 2012
3.83	Certificate of Incorporation, filed May 8, 1985, of Am-Safe, Inc. (now known as AmSafe, Inc.)	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.84	Certificate of Amendment of Certificate of Incorporation, filed May 19, 2005, of Am-Safe, Inc. (now known as AmSafe, Inc.)	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.85	By-Laws of Am-Safe, Inc. (now known as AmSafe, Inc.)	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.86	Amended and Restated Certificate of Incorporation, filed January 20, 2012, of AmSafe Industries, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.87	Second Amended and Restated By-Laws of AmSafe Industries, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
3.88	Certificate of Incorporation, filed July 2, 2004, of Bridport Holdings, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.89	Amended and Restated By-Laws of Bridport Holdings, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.90	Certificate of Incorporation, filed September 10, 2007, of AP Global Acquisition Corp.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.91	Amended and Restated By-Laws of AP Global Acquisition Corp.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.92	Certificate of Incorporation, filed September 10, 2007, of AP Global Holdings, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.93	Amended and Restated By-Laws of AP Global Holdings, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.94	Amended and Restated Certificate of Incorporation, filed July 23, 2001, of Londavia Inc. (now known as AmSafe Bridport, Inc.)	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.95	Certificate of Amendment of Certificate of Incorporation, filed February 12, 2007, of AmSafe Bridport, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.96	By-Laws of Londavia Inc. (now known as AmSafe Bridport, Inc.)	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.97	Certificate of Incorporation, filed September 16, 1994, of Am-Safe Commercial Products, Inc. (now known as AmSafe Commercial Products, Inc.)	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.98	Certificate of Amendment of Certificate of Incorporation, filed May 19, 2005, of AmSafe Commercial Products, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.99	By Laws of Am-Safe Commercial Products, Inc. (now known as AmSafe Commercial Products, Inc.)	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.100	Certificate of Incorporation, filed September 2, 2008, of AmSafe—C Safe, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.101	By-Laws of AmSafe—C Safe, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.102	Certificate of Incorporation, filed May 9, 2000, of Erie Acquisition Corp. (now known as Bridport Erie Aviation, Inc.)	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.103	Certificate of Amendment of Certificate of Incorporation, filed May 30, 2000, of Erie Acquisition Corp. (now known as Bridport Erie Aviation, Inc.)	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
3.104	Certificate of Amendment of Certificate of Incorporation, filed June 19, 2000, of Bridport Erie Aviation, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.105	Amended and Restated By-Laws of Erie Acquisition Corp. (now known as Bridport Erie Aviation, Inc.)	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.106	Articles of Incorporation, filed February 6, 1998, of Air Carrier Acquisition Corp. (now known as Bridport-Air Carrier, Inc.)	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.107	Articles of Amendment, filed February 23, 1998, of Air Carrier Acquisition Corp. (now known as Bridport-Air Carrier, Inc.)	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.108	Articles of Amendment, filed December 14, 1999, of Bridport-Air Carrier, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.109	Amended and Restated By-Laws of Bridport-Air Carrier, Inc.	Incorporated by reference to Form 10-Q filed May 9, 2012 (File No. 001-32833)
3.110	Articles of Organization of Aerospace Ventures, LLC (now known as Aero-Instruments Co., LLC) filed July 12, 2001	Filed herewith
3.111	Certificate of Amendment to Articles of Organization of Aerospace Ventures, LLC (now known as Aero-Instruments Co., LLC) dated August 9, 2001	Filed herewith
3.112	Second Amended and Restated Operating Agreement of Aero-Instruments Co., LLC	Filed herewith
4.1	Form of Stock Certificate	Incorporated by reference to Amendment No. 3 to Form S-1 filed March 13, 2006 (File No. 333-130483)
4.2	Indenture, dated as of December 14, 2010, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee incorporated by reference to Form 8-K filed September 23, 2011	Incorporated by reference to Form 8-K filed December 15, 2010 (File No. 001-32833)
4.3	First Supplemental Indenture, dated as of September 22, 2011, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee	Incorporated by reference to Form 8-K filed September 23, 2011 (File No. 001-32833)
4.4	Second Supplemental Indenture, dated as of December 9, 2011, among TransDigm Inc., TransDigm Group Incorporated, the guarantors listed on the signature pages thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Form 8-K filed December 12, 2012 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
4.5	Third Supplemental Indenture, dated as of February 15, 2012, among TransDigm Inc., TransDigm Group Incorporated, the guarantors listed on the signature pages thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Form 8-K filed February 21, 2012 (File No. 001-32833)
4.6	Fourth Supplemental Indenture, dated as of September 14, 2012, among TransDigm Inc., TransDigm Group Incorporated, the guarantors listed on the signature pages thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Form 8-K filed September 17, 2012 (File No. 001-32833)
4.7	Indenture, dated as of October 15, 2012, among TransDigm Inc., as issuer, TransDigm Group Incorporated, as a guarantor, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to TransDigm Inc.'s 5 ½% Senior Subordinated Notes due 2020.	Incorporated by reference to Form 8-K filed October 15, 2012
4.8	Form 7 ¾% Senior Subordinated Notes due 2018	Incorporated by reference to Form 10-K filed November 18, 2011 (File No. 001-32833)
4.9	Form of 5 ½% Senior Subordinated Notes due 2020.	Included in Exhibit 4.7
4.10	Form of Notation of Guarantee of 7 ¾% Senior Subordinated Notes due 2018	Incorporated by reference to Form 10-K filed November 18, 2011 (File No. 001-32833)
4.11	Form of Notation of Guarantee of 5 ½% Senior Subordinated Notes due 2020	Included in Exhibit 4.7
4.12	Registration Rights Agreement, dated as of October 15, 2012, among TransDigm Inc., as issuer, TransDigm Group Incorporated, as a guarantor, the subsidiary guarantors party thereto and UBS Securities LLC and Credit Suisse Securities (USA) LLC as representatives for the initial purchasers listed therein.	Incorporated by reference to Form 8-K filed October 15, 2012 (File No. 001-32833)
10.1	Second Amended and Restated Employment Agreement, dated February 24, 2011, between TransDigm Group Incorporated and W. Nicholas Howley*	Incorporated by reference to Form 8-K filed February 25, 2011 (File No. 001-32833)
10.2	Amendment to Second Amended and Restated Employment Agreement dated October 24, 2012, between TransDigm Group Incorporated and W. Nicholas Howley*	Incorporated by reference to Form 8-K filed October 25, 2012 (File No. 001-32833)
10.3	Second Amended and Restated Employment Agreement, dated February 24, 2011, between TransDigm Group Incorporated and Raymond Laubenthal*	Incorporated by reference to Form 8'K filed February 25, 2011 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
10.4	Second Amended and Restated Employment Agreement, dated February 24, 2011, between TransDigm Group Incorporated and Gregory Rufus*	Incorporated by reference to Form 8-K filed February 25, 2011 (File No. 001-32833)
10.5	Employment Agreement, dated February 24, 2011, between TransDigm Group Incorporated and Robert Henderson*	Incorporated by reference to Form 8-K filed February 25, 2011 (File No. 001-32833)
10.6	First Amendment to Employment Agreement, dated April 20, 2012, between Robert Henderson and TransDigm Group Incorporated*	Incorporated by reference to Form 8-K filed April 24, 2012 (File No. 001-32833)
10.7	Employment Agreement, Dated February 24, 2011, between TransDigm Group Incorporated and Bernt Iversen*	Incorporated by reference to Form 8-K filed February 25, 2011 (File No. 001-32833)
10.8	First Amendment to Employment Agreement, dated April 20, 2012, between Bernt Iversen and TransDigm Group Incorporated*	Incorporated by reference to Form 8-K filed April 24, 2012 (File No. 001-32833)
10.9	Employment Agreement, dated April 20, 2012, between James Skulina and TransDigm Group Incorporated*	Incorporated by reference to Form 8-K filed April 24, 2012 (File No. 001-32833)
10.10	Employment Agreement, dated April 20, 2012, between Peter Palmer and TransDigm Group Incorporated*	Incorporated by reference to Form 8-K filed April 24, 2012 (File No. 001-32833)
10.11	Form of Amendment to Employment Agreement between each of Raymond Laubenthal, Gregory Rufus, Robert Henderson, Bernt Iverson, Peter Palmer and James Skulina, and TransDigm Group Incorporated*	Incorporated by reference to Form 8-K filed October 25, 2012 (File No. 001-32833)
10.12	Employment Agreement, dated July 30, 2012, between John Leary and TransDigm Group Incorporated	Incorporated by reference to Form 8-K filed July 31, 2012 (File No. 001-32833)
10.13	TransDigm Group Incorporated Fourth Amended and Restated 2003 Stock Option Plan*	Incorporated by reference to Amendment No. 1 to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed November 7, 2006 (File No. 333-137937)
10.14	Amendment No. 1 to TransDigm Group Incorporated Fourth Amended and Restated 2003 Stock Option Plan*	Incorporated by reference to Form 10-K filed November 21, 2007 (File No. 001-32833)
10.15	Amendment No. 2 to TransDigm Group Incorporated Fourth Amended and Restated Stock Option Plan*	Incorporated by reference to Form 10-Q filed August 7, 2008 (File No. 001-32833)
10.16	Amendment No. 3 to TransDigm Group Incorporated Fourth Amended and Restated Stock Option Plan*	Incorporated by reference to Form 8-K filed April 28, 2009 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
10.17	Form of Management Option Agreement, between TD Holding Corporation and the applicable executive regarding the time vested options granted to such executive under the 2003 Stock Option Plan (pre-IPO)*	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4, filed August 29, 2003 (File No. 333-10834006)
10.18	Form of Management Option Agreement, between TD Holding Corporation and the applicable executive regarding the performance vested options granted to such executive under the 2003 Stock Option Plan (pre-IPO)*	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4, filed August 29, 2003 (File No. 333-10834006)
10.19	Form of Management Option Agreement, between TransDigm Group Incorporated and the applicable executive regarding the time vested options granted to such executive under the Fourth Amended and Restated 2003 Stock Option Plan (post-IPO)*	Incorporated by reference to Form 10-K filed November 28, 2006 (File No. 001-32833)
10.20	Form of Management Option Agreement, between TransDigm Group Incorporated and the applicable executive regarding the performance vested options granted to such executive under the Fourth Amended and Restated 2003 Stock Option Plan (post-IPO)*	Incorporated by reference to Form 10-K filed November 28, 2006 (File No. 001-32833)
10.21	TransDigm Group Incorporated 2006 Stock Incentive Plan*	Incorporated by reference to Amendment No. 3 to Form S-1 filed March 13, 2006 (File No. 333-130483)
10.22	Amendment No. 1, dated October 20, 2006, to the TransDigm Group Incorporated 2006 Stock Incentive Plan*	Incorporated by reference to Amendment No. 1 to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed November 7, 2006 (File No. 333-137937)
10.23	Second Amendment to TransDigm Group Incorporated 2006 Stock Incentive Plan, dated April 25, 2008*	Incorporated by reference to Schedule 14A filed June 6, 2008 (File No. 001-32833)
10.24	Form of Option Agreement under 2008 stock incentive program under TransDigm Group Incorporated 2006 Stock Incentive Plan*	Incorporated by reference to Form 8-K filed November 21, 2008 (File No. 333-130483)
10.25	Form of Amendment to Stock Option Agreement made in January 2011 to options under 2008 stock incentive program	Incorporated by reference to Form 8-K filed January 18, 2011 (File No. 001-32833)
10.26	Form of Option Agreement under 2008 stock incentive program, incorporating amendments made in January 2011 (in the form of options granted in fiscal 2011)*	Incorporate by reference to Form 10-Q filed February 28, 2011 (File No. 001-32833)
10.27	Text of Option Amendments made in February 2011 (to options under 2003 Stock Option Plan and under 2008 stock incentive program)*	Incorporated by reference to Form 8-K filed February 25, 2011 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
10.28	Form of Option Agreement under 2008 stock incentive program (in the form of options granted in fiscal 2011 for extension options)*	Incorporated by reference to Form 8-K filed March 7, 2011 (File No. 001-32833)
10.29	Text of Option Amendments made in April 2011 (to options under 2008 stock incentive program for optionees who received extension options)*	Incorporated by reference to Form 8-K filed May 3, 2011 (File No. 001-82833)
10.30	Form of Option Agreement under the 2008 stock incentive program (in the form of options granted in fiscal 2012)*	Incorporated by reference to Form 10-Q filed February 8, 2012
10.31	Third Amended and Restated TransDigm Group Incorporated 2003 Stock Option Plan Dividend Equivalent Plan*	Incorporated by reference to Form 8-K filed October 6, 2009 (File No. 001-32833)
10.32	Second Amended and Restated TransDigm Group Incorporated 2006 Stock Incentive Plan Dividend Equivalent Plan*	Incorporated by reference to Form 8-K filed October 6, 2009 (File No. 001-32833)
10.33	Amended and Restated TransDigm Inc. Executive Retirement Savings Plan*	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form 8-K filed December 22, 2005 (File No. 333-10834006)
10.34	Credit Agreement, dated as of December 6, 2010, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. from time to time party thereto, the financial institutions from time to time party thereto, as lenders, Credit Suisse AG, as administrative agent and collateral agent, Credit Suisse Securities (USA) LLC and UBS Securities LLC, as joint lead arrangers, Credit Suisse Securities (USA) LLC, UBS Securities LLC, Morgan Stanley Senior Funding, Inc. and Barclays Capital, as joint bookrunners, UBS Securities LLC, as syndication agent, and Mizuho Corporate Bank, Ltd. And PNC Capital Markets, LLC as co-documentation agents	Incorporated by reference to Form 8-K filed December 9, 2010 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
10.35	Amendment No. 1, dated as of March 25, 2011, to Credit Agreement dated as of December 6, 2010, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. from time to time party thereto, as lenders, Credit Suisse AG, as administrative agent and collateral agent, Credit Suisse securities (USA) LLC and UBS Securities LLC, as joint lead arrangers, Credit Suisse Securities (USA) LLC, UBS Securities LLC, Morgan Stanley Senior Funding, Inc. and Barclays Capital, as joint bookrunners, UBS Securities LLC, as syndication agent, and Mizuho Corporate Bank, Ltd. And PNC Capital market LLC, as co-documentation agents	Incorporated by reference to Form 8-K filed March 28, 2011 (File No. 001-32833)
10.36	Incremental Revolving Credit Assumption Agreement, dated as of February 15, 2012, relating to the Credit Agreement, dated as of December 6 , 2010 (as amended by Amendment No. 1 dated as of March 25, 2011), among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. from time to time party thereto, the lenders party thereto, as lenders, and Credit Suisse AG, as administrative agent and collateral agent.	Incorporated by reference to Form 8-K filed February 21, 2012 (File No. 001-32833)
10.37	Amendment No. 2, dated as of October 9, 2012, relating to the Credit Agreement, dated as of December 6, 2010 (as amended by Amendment No. 1, dated as of March 25, 2011), among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. from time to time party thereto, the lenders party thereto, as lenders, and Credit Suisse AG, as administrative agent and collateral agent.	Incorporated by reference to Form 8-K filed October 15, 2012 (File No. 001-32833)
10.38	Joinder Agreement dated as of December 6, 2010, among McKechnie Aerospace Holdings, Inc., McKechnie Aerospace DE, Inc., McKechnie Aerospace US LLC, McKechnie Aerospace Investments, Inc., Valley-Todeco, Inc., Hartwell Corporation, Western Sky Industries, LLC, Texas Rotronics, Inc. and Credit Suisse AG, as agent	Incorporated by reference to Form 8-K filed December 9, 2010 (File No. 001-32833)
10.39	Form of Joinder Agreement, dated as of September 22, 2011, between Schneller Holdings LLC, Schneller LLC, Schneller International Sales Corp. and Credit Suisse, as agent	Incorporated by reference to Form 10-K filed November 18, 2011 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
10.40	Joinder Agreement, dated as of December 9, 2011, between Harco Laboratories, Incorporated and Credit Suisse AG, as agent, to the Credit Agreement, dated as of December 6, 2010, as amended.	Incorporated by reference to Form 8-K filed December 12, 2011 (File No. 001-32833)
10.41	Joinder Agreement, dated as of February 15, 2012, among AmSafe Global Holdings, Inc, AP Global Holdings, Inc., AP Global Acquisition Corp., AmSafe Industries, Inc., Bridport Holdings, Inc., AmSafe, Inc., AmSafe Aviation, Inc., AmSafe Bridport, Inc., AmSafe Commercial Products, Inc., Bridport-Air Carrier, Inc., Bridport Erie Aviation, Inc., AmSafe—C Safe, Inc. and Credit Suisse AG, as agent, to the Credit Agreement, dated as of December 6, 2010, as amended.	Incorporated by reference to Form 8-K filed February 21, 2012 (File No. 001-32833)
10.42	Joinder Agreement, dated as of September 14, 2012, between Aero-Instruments Co., LLC and Credit Suisse AG, as agent, to the Credit Agreement, dated as of December 6, 2010, as amended.	Incorporated by reference to Form 8-K filed September 17, 2012 (File No. 001-32833)
10.43	Credit Agreement, dated as of February 14, 2011, amount TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. from time to time party thereto, the financial institutions party thereto, as lenders, Credit Suisse AG, as administrative agent and collateral agent, and Credit Suisse Securities (USA) LLC, as sole lead arrange and sole bookrunner	Incorporated by reference to Form 8-K filed February 15, 2011 (File No. 001-32833)
10.44	Amendment No. 1 and Incremental Term Loan Assumption Agreement, dated as of February 15, 2012, relating to Credit Agreement, dated as of February 14, 2011, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. from time to time party thereto, the lenders party thereto, as lenders, and Credit Suisse AG, as administrative agent and collateral agent, with Credit Suisse Securities (USA) LLC, UBS Securities LLC and RBC Capital Markets, as joint lead arrangers and joint bookrunners, and UBS Securities LLC, as syndication agent.	Incorporated by reference to Form 8-K filed February 21, 2012(File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
10.45	Amendment No. 2 and Incremental Term Loan Assumption Agreement, dated as of October 9, 2012, relating to Credit Agreement, dated as of February 14, 2011 (as amended by Amendment No. 1 and Incremental Term Loan Assumption Agreement, dated as of February 15, 2012), among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. from time to time party thereto, the lenders party thereto, as lenders, and Credit Suisse AG, as administrative agent and collateral agent, with Credit Suisse Securities (USA) LLC, UBS Securities LLC and RBC Capital Markets, as joint lead arrangers and joint bookrunners, and UBS Securities LLC, as syndication agent.	Incorporated by reference to Form 8-K filed October 15, 2012 (File No. 001-32833
10.46	Guarantee and Collateral Agreement, dated as of June 23, 2006, as amended and restated as of December 6, 2010, as further amended and restated as of February 14, 2011, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. named therein and Credit Suisse AG as administrative agent and collateral agent	Incorporated by reference to Form 8-K filed February 15, 2011 (File No. 001-32833)
10.47	Form of Joinder Agreement, dated as of September 22, 2011, between Schneller Holdings LLC, Schneller LLC, Schneller International Sales Corp. and Credit Suisse, as agent	Incorporated by reference to Form 10-K filed November 18, 2011 (File No. 001-32833)
10.48	Joinder Agreement, dated as of December 9, 2011, between Harco Laboratories, Incorporated and Credit Suisse AG, as agent, to the Credit Agreement, dated as of February 14, 2011	Incorporated by reference to Form 8-K filed December 12, 2011 (File No. 001-32833)
10.49	Joinder Agreement, dated as of February 15, 2012, among AmSafe Global Holdings, Inc, AP Global Holdings, Inc., AP Global Acquisition Corp., AmSafe Industries, Inc., Bridport Holdings, Inc., AmSafe, Inc., AmSafe Aviation, Inc., AmSafe Bridport, Inc., AmSafe Commercial Products, Inc., Bridport-Air Carrier, Inc., Bridport Erie Aviation, Inc., AmSafe—C Safe, Inc. and Credit Suisse AG, as agent, to the Credit Agreement, dated as of February 14, 2011, as amended.	Incorporated by reference to Form 8-K filed February 21, 2012 (File No. 001-32833)
10.50	Joinder Agreement, dated as of September 14, 2012, between Aero-Instruments Co., LLC and Credit Suisse AG, as agent, to the Credit Agreement, dated as of February 14, 2011, as amended.	Incorporated by reference to Form 8-K filed September 17, 2012 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
10.51	Supplement No. 1 dated as of September 22, 2011, to the Guarantee and Collateral Agreement, as amended and restated as of February 14, 2011, among Schneller Holdings LLC, Schneller LLC, Schneller International Sales Corp., and Credit Suisse AG, as agent	Incorporated by reference to Form 8-K filed March 28, 2011 (File No. 001-32833)
10.52	Supplement No. 2. dated as of December 9, 2011, between Harco Laboratories, Incorporated and Credit Suisse AG, as agent	Incorporated by reference to Form 8-K filed December 9, 2011 (File No. 001-32833)
10.53	Supplement No. 3. dated as of February 15, 2012, among AmSafe Global Holdings, Inc, AP Global Holdings, Inc., AP Global Acquisition Corp., AmSafe Industries, Inc., Bridport Holdings, Inc., AmSafe, Inc., AmSafe Aviation, Inc., AmSafe Bridport, Inc., AmSafe Commercial Products, Inc., Bridport-Air Carrier, Inc., Bridport Erie Aviation, Inc., AmSafe—C Safe, Inc. and Credit Suisse AG, as agent.	Incorporated by reference to Form 8-K filed February 21, 2012 (File No. 001-32833)
10.54	Supplement No. 4. dated as of September 14, 2012, between Aero-Instruments Co., LLC and Credit Suisse AG, as agent.	Incorporated by reference to Form 8-K filed February 21, 2012 (File No. 001-32833)
10.55	Commitment Letter dated January 20, 2012 among Credit Suisse Securities (USA) LLC, Credit Suisse AG, UBS Securities LLC, UBS Loan Finance LLC and TransDigm Group Incorporated.	Incorporated by reference to 10-Q filed May 9, 2012 (File No. 001-32833)
10.56	Stock Purchase Agreement, dated January 28, 2011, among TransDigm Inc., McKechnie Aerospace (Europe) Ltd., McKechnie Aerospace Investments, Inc., and Alcoa Global Fasteners, Inc.	Incorporated by reference to Form 8-K filed February 1, 2011 (File No. 001-32833)
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges	Filed herewith
21.1	Subsidiaries of TransDigm Group Incorporated	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
31.1	Certification by Principal Executive Officer of TransDigm Group Incorporated pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification by Principal Financial Officer of TransDigm Group Incorporated pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
32.1	Certification by Principal Executive Officer of TransDigm Group Incorporated pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Certification by Principal Financial Officer of TransDigm Group Incorporated pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
101	Financial Statements and Notes to Consolidated Financial Statements formatted in XBRL.	Filed herewith

* Indicates management contract or compensatory plan contract or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on November 16, 2012.

TRANSDIGM GROUP INCORPORATED

By: /s/ Gregory Rufus
Name: **Gregory Rufus**
Title: **Executive Vice President, Chief Financial Officer and Secretary**

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the dates indicated.

Signature	Title	Date
/s/ W. Nicholas Howley **W. Nicholas Howley**	Chairman of Board of Directors and Chief Executive Officer (Principal Executive Officer)	November 16, 2012
/s/ Gregory Rufus **Gregory Rufus**	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	November 16, 2012
/s/ William Dries **William Dries**	Director	November 16, 2012
/s/ Mervin Dunn **Mervin Dunn**	Director	November 16, 2012
/s/ Michael Graff **Michael Graff**	Director	November 16, 2012
/s/ Sean P. Hennessy **Sean P. Hennessy**	Director	November 16, 2012
/s/ Douglas Peacock **Douglas Peacock**	Director	November 16, 2012
/s/ Robert J. Small **Robert J. Small**	Director	November 16, 2012
/s/ John Staer **John Staer**	Director	November 16, 2012

TRANSDIGM GROUP INCORPORATED AND SUBSIDIARIES
ANNUAL REPORT ON FORM 10-K:
FISCAL YEAR ENDED SEPTEMBER 30, 2012
ITEM 8 AND ITEM 15(a) (1)
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX

	Page
Financial Statements:	
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of September 30, 2012 and 2011	F-2
Consolidated Statements of Income for Fiscal Years Ended September 30, 2012, 2011 and 2010	F-3
Consolidated Statements of Changes in Stockholders' Equity for Fiscal Years Ended September 30, 2012, 2011 and 2010	F-4
Consolidated Statements of Cash Flows for Fiscal Years Ended September 30, 2012, 2011 and 2010	F-5
Notes to Consolidated Financial Statements for Fiscal Years Ended September 30, 2012, 2011 and 2010	F-6 – F-39
Supplementary Data:	
Valuation and Qualifying Accounts for the Fiscal Years Ended September 30, 2012, 2011 and 2010	F-40

[THIS PAGE INTENTIONALLY LEFT BLANK]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
TransDigm Group Incorporated

We have audited the accompanying consolidated balance sheets of TransDigm Group Incorporated as of September 30, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransDigm Group Incorporated at September, 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TransDigm Group Incorporated's internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 16, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
November 16, 2012

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2012 AND 2011
(Amounts in thousands, except share amounts)

	2012	2011
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 440,524	$ 376,183
Trade accounts receivable—Net	235,783	189,293
Inventories—Net	320,503	265,317
Deferred income taxes	29,134	30,844
Prepaid expenses and other	24,587	8,655
Total current assets	1,050,531	870,292
PROPERTY, PLANT AND EQUIPMENT—Net	172,737	150,800
GOODWILL	3,035,502	2,595,747
TRADEMARKS AND TRADE NAMES	467,614	344,942
OTHER INTANGIBLE ASSETS—Net	655,996	483,424
DEBT ISSUE COSTS—Net	62,190	59,007
OTHER	15,047	9,424
TOTAL ASSETS	$5,459,617	$4,513,636
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 20,500	$ 15,500
Accounts payable	74,178	62,110
Accrued liabilities	139,237	129,249
Total current liabilities	233,915	206,859
LONG-TERM DEBT	3,598,625	3,122,875
DEFERRED INCOME TAXES	356,896	310,451
OTHER NON-CURRENT LIABILITIES	51,347	62,502
Total liabilities	4,240,783	3,702,687
STOCKHOLDERS' EQUITY:		
Common stock—$.01 par value; authorized 224,400,000 shares; issued 52,157,225 and 50,829,276 at September 30, 2012 and 2011, respectively	521	508
Additional paid-in capital	553,223	464,700
Retained earnings	689,229	364,260
Accumulated other comprehensive loss	(8,051)	(3,277)
Treasury stock, at cost; 505,400 shares at September 30, 2012 and 494,100 shares at September 30, 2011	(16,088)	(15,242)
Total stockholders' equity	1,218,834	810,949
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,459,617	$4,513,636

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)

	Fiscal Years Ended September 30,		
	2012	2011	2010
NET SALES	$1,700,208	$1,206,021	$827,654
COST OF SALES	754,491	544,836	354,588
GROSS PROFIT	945,717	661,185	473,066
SELLING AND ADMINISTRATIVE EXPENSES	201,709	133,711	94,918
AMORTIZATION OF INTANGIBLE ASSETS	44,233	40,339	15,079
INCOME FROM OPERATIONS	699,775	487,135	363,069
INTEREST EXPENSE—Net	211,906	185,256	112,234
REFINANCING COSTS	—	72,454	—
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	487,869	229,425	250,835
INCOME TAX PROVISION	162,900	77,200	87,390
INCOME FROM CONTINUING OPERATIONS	324,969	152,225	163,445
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	—	19,909	—
NET INCOME	$ 324,969	$ 172,134	$163,445
NET INCOME APPLICABLE TO COMMON STOCK	$ 321,670	$ 169,323	$133,132
Net earnings per share—see Note 5:			
Net earnings per share from continuing operations—basic and diluted	$ 5.97	$ 2.80	$ 2.52
Net earnings per share from discontinued operations—basic and diluted	—	0.37	—
Net earnings per share	$ 5.97	$ 3.17	$ 2.52
Cash dividends paid per common share	$ —	$ —	$ 7.65
Weighted-average shares outstanding:			
Basic and diluted	53,882	53,333	52,923

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts in thousands, except share and per share amounts)

	Common Stock					Treasury Stock		
	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Number of Shares	Value	Total
BALANCE—October 1, 2009	49,448,028	$494	$388,772	$ 450,647	$(5,509)	(494,100)	$(15,242)	$ 819,162
Dividends paid	—	—	—	(404,868)	—	—	—	(404,868)
Unvested dividend equivalent payments	—	—	—	(17,098)	—	—	—	(17,098)
Compensation expense recognized for employee stock options	—	—	6,693	—	—	—	—	6,693
Excess tax benefits related to share-based payment arrangements	—	—	17,459	—	—	—	—	17,459
Exercise of employee stock options	477,776	5	6,356	—	—	—	—	6,361
Restricted stock compensation	—	—	11	—	—	—	—	11
Common stock issued	2,437	—	105	—	—	—	—	105
Comprehensive income (loss):								
Net income	—	—	—	163,445	—	—	—	163,445
Interest rate swap, net of tax	—	—	—	—	2,467	—	—	2,467
Other comprehensive loss	—	—	—	—	(758)	—	—	(758)
Comprehensive income								165,154
BALANCE—September 30, 2010	49,928,241	499	419,396	192,126	(3,800)	(494,100)	(15,242)	592,979
Compensation expense recognized for employee stock options	—	—	12,568	—	—	—	—	12,568
Excess tax benefits related to share-based payment arrangements	—	—	23,411	—	—	—	—	23,411
Exercise of employee stock options	899,395	9	9,199	—	—	—	—	9,208
Restricted stock compensation	—	—	6	—	—	—	—	6
Common stock issued	1,640	—	120	—	—	—	—	120
Comprehensive income (loss):								
Net income	—	—	—	172,134	—	—	—	172,134
Interest rate swaps, net of tax	—	—	—	—	(1,077)	—	—	(1,077)
Foreign currency translation adjustments	—	—	—	—	1,498	—	—	1,498
Other comprehensive income	—	—	—	—	102	—	—	102
Comprehensive income								172,657
BALANCE—September 30, 2011	50,829,276	508	464,700	364,260	(3,277)	(494,100)	(15,242)	810,949
Compensation expense recognized for employee stock options	—	—	22,151	—	—	—	—	22,151
Excess tax benefits related to share-based payment arrangements	—	—	50,555	—	—	—	—	50,555
Exercise of employee stock options	1,327,029	13	15,697	—	—	—	—	15,710
Treasury stock purchased	—	—	—	—	—	(11,300)	(846)	(846)
Common stock issued	920	—	120	—	—	—	—	120
Comprehensive income (loss):								
Net income	—	—	—	324,969	—	—	—	324,969
Interest rate swaps, net of tax	—	—	—	—	(2,635)	—	—	(2,635)
Foreign currency translation adjustments	—	—	—	—	(1,315)	—	—	(1,315)
Other comprehensive loss	—	—	—	—	(824)	—	—	(824)
Comprehensive income								320,195
BALANCE—September 30, 2012	52,157,225	$521	$553,223	$ 689,229	$(8,051)	(505,400)	$(16,088)	$1,218,834

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Fiscal Years Ended September 30,		
	2012	2011	2010
OPERATING ACTIVITIES:			
Net income	$ 324,969	$ 172,134	$ 163,445
Net income from discontinued operations	—	(19,909)	—
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	23,692	20,092	15,086
Amortization of intangible assets	44,535	40,368	15,079
Amortization of debt issue costs	12,544	9,842	7,578
Refinancing costs	—	72,454	—
Non-cash equity compensation	22,151	12,574	6,704
Excess tax benefits related to share-based payment arrangements	(50,555)	(23,411)	(17,459)
Deferred income taxes	24,800	8,888	1,900
Changes in assets/liabilities, net of effects from acquisitions of businesses:			
Trade accounts receivable	(1,957)	(14,993)	(17,721)
Inventories	(416)	(9,661)	2,893
Income taxes receivable/payable	34,097	(22,259)	13,094
Other assets	(10,564)	(2,692)	513
Accounts payable	(3,620)	4,484	4,933
Accrued and other liabilities	(5,791)	12,475	1,259
Net cash provided by operating activities	413,885	260,386	197,304
INVESTING ACTIVITIES:			
Capital expenditures	(25,246)	(18,026)	(12,887)
Acquisition of businesses, net of cash acquired	(868,696)	(1,650,363)	(166,557)
Cash proceeds from sales of discontinued operations	—	271,361	—
Cash proceeds from sale of business	17,650	—	—
Cash proceeds from sale of real estate	—	—	2,885
Net cash used in investing activities	(876,292)	(1,397,028)	(176,559)
FINANCING ACTIVITIES:			
Excess tax benefits related to share-based payment arrangements	50,555	23,411	17,459
Proceeds from exercise of stock options	15,710	9,208	6,361
Dividends paid	(3,299)	(2,811)	(404,868)
Treasury stock purchased	(846)	—	—
Proceeds from new senior secured credit facility—net	484,316	1,500,048	—
Repayment on new senior secured credit facility	(19,250)	(11,625)	—
Proceeds from senior subordinated notes due 2018—net	—	1,582,184	—
Proceeds from senior subordinated notes due 2014—net	—	—	404,248
Repurchase of senior subordinated notes due 2014	—	(1,041,894)	—
Repayment of existing senior secured credit facility	—	(780,000)	—
Net cash provided by financing activities	527,186	1,278,521	23,200
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(438)	192	—
NET INCREASE IN CASH AND CASH EQUIVALENTS	64,341	142,071	43,945
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	376,183	234,112	190,167
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 440,524	$ 376,183	$ 234,112
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for interest	$ 197,787	$ 155,849	$ 97,713
Cash paid during the period for income taxes	$ 103,938	$ 88,367	$ 72,498

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS

Description of the Business—TransDigm Group Incorporated ("TD Group"), through its wholly-owned subsidiary, TransDigm Inc., is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. TransDigm Inc. along with TransDigm Inc.'s direct and indirect wholly-owned operating subsidiaries (collectively, with TD Group, the "Company" or "TransDigm"), offers a broad range of proprietary aerospace components. TD Group has no significant assets or operations other than its 100% ownership of TransDigm Inc. TD Group's common stock is listed on The New York Stock Exchange, or the NYSE, under the trading symbol "TDG."

Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, NiCad batteries and chargers, engineered latching and locking devices, rods and locking devices, engineered connectors and elastomers, cockpit security components and systems, specialized cockpit displays, aircraft audio systems, specialized lavatory components, seatbelts and safety restraints, engineered interior surfaces and lighting and control technology.

Separate Financial Statements—Separate financial statements of TransDigm Inc. are not presented because TransDigm Inc.'s 7¾% senior subordinated notes are fully and unconditionally guaranteed on a senior subordinated basis by TD Group and all existing 100% owned domestic subsidiaries of TransDigm Inc. and because TD Group has no significant operations or assets separate from its investment in TransDigm Inc.

Reclassifications—Certain reclassifications of prior year amounts have been made to the Consolidated Statement of Cash Flows to conform to current year classification to reflect the effect of exchange rate changes on cash and cash equivalents relating to our foreign operations.

2. ACQUISITIONS

Aero-Instruments Co., LLC—On September 17, 2012, TransDigm Inc. acquired all of the outstanding equity interests in Aero-Instruments Co., LLC ("Aero-Instruments"), for approximately $34.7 million in cash, subject to adjustments based on the level of working capital as of the closing date of the acquisition. Aero-Instruments designs and manufactures highly engineered air data sensors including pitot probes, pitot-static probes, static pressure ports, angle of attack, temperature sensors and flight test equipment for use primarily in the business jet and helicopter markets. These products fit well with TransDigm's overall business direction. The Company expects that the approximately $15 million of goodwill recognized for the acquisition will be deductible for tax purposes.

AmSafe Global Holdings, Inc.—On February 15, 2012, TransDigm Inc. acquired all of the outstanding stock of AmSafe Global Holdings, Inc. ("AmSafe"), for approximately $749.7 million in cash, which includes a purchase price adjustment of $0.5 million paid in the third quarter of fiscal 2012. AmSafe is a leading supplier of innovative, highly engineered and proprietary safety and restraint equipment used primarily in the global aerospace industry. These products fit well with TransDigm's overall business direction. The distribution business acquired as part of AmSafe was sold on August 16, 2012 for approximately $17.7 million in cash, subject to adjustments based on the level of working capital as of the closing date of the sale.

The Company financed the acquisition through a combination of new senior bank debt of $500 million and cash. See Note 11 to the Consolidated Financial Statements.

The total purchase price was allocated to the underlying assets acquired and liabilities assumed based upon management's estimated fair values at the date of acquisition. To the extent the purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired, such excess was allocated to goodwill. The following table summarizes the purchase price allocation of the estimated fair values of the assets acquired and liabilities assumed at the transaction date (in thousands).

Assets acquired:	
Current assets, excluding cash acquired	$127,600
Property, plant and equipment	20,794
Intangible assets	270,500
Goodwill	403,025
Other	4,239
Total assets acquired	$826,158
Liabilities assumed:	
Current liabilities	$ 24,152
Deferred income taxes—long term	49,343
Other noncurrent liabilities	2,932
Total liabilities assumed	$ 76,427
Net assets acquired	$749,731

The Company expects that of the $403 million of goodwill recognized for the acquisition approximately $77 million will be deductible for tax purposes.

Harco Laboratories, Incorporated—On December 9, 2011, TransDigm Inc. acquired all of the outstanding stock of Harco Laboratories, Incorporated ("Harco"), for approximately $83.3 million in cash, which includes a purchase price adjustment of $0.4 million paid in the second quarter of fiscal 2012. Harco designs and manufactures highly engineered thermocouples, sensors, engine cable assemblies and related products for commercial aircraft. These products fit well with TransDigm's overall business direction. The Company expects that the approximately $56 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

Schneller Holdings—On August 31, 2011, TransDigm Inc. acquired all of the outstanding equity interests in Schneller Holdings LLC ("Schneller") for approximately $288.6 million in cash, which includes a purchase price adjustment of $1.0 million paid in the first quarter of fiscal 2012. Schneller designs and manufactures proprietary, highly engineered laminates, thermoplastics, and non-textile flooring for use primarily on side walls, lavatories, galleys, bulkheads and cabin floors for commercial aircraft. These products fit well with TransDigm's overall business direction. The Company expects that the approximately $168 million of goodwill recognized for the acquisition will be deductible for tax purposes.

Talley Actuation—On December 31, 2010, AeroControlex Group, Inc., a wholly owned subsidiary of TransDigm Inc., acquired the actuation business of Telair International Inc. ("Talley Actuation"), a wholly-owned subsidiary of Teleflex Incorporated, for approximately $93.6 million in cash, which includes a purchase price adjustment of $0.3 million received in the third quarter of fiscal 2011. Talley Actuation manufactures proprietary, highly engineered electro-mechanical products and other components for commercial and military aircraft. These products fit well with TransDigm's overall business direction. The Company expects that the approximately $70 million of goodwill recognized for the acquisition will be deductible for tax purposes.

McKechnie Aerospace Holdings, Inc.—On December 6, 2010, TransDigm Inc. acquired all of the outstanding stock of McKechnie Aerospace Holdings Inc. ("McKechnie Aerospace"), for approximately

$1.27 billion in cash, which includes a purchase price adjustment of $0.3 million paid in the third quarter of fiscal 2011. McKechnie Aerospace, through its subsidiaries, is a leading global designer, producer and supplier of aerospace components, assemblies and subsystems for commercial aircraft, regional/business jets, military fixed wing and rotorcraft. Some of the businesses acquired as part of McKechnie Aerospace have been divested. See Note 21 to the Consolidated Financial Statements. The remaining products fit well with TransDigm's overall business direction.

The Company financed the McKechnie Aerospace acquisition, repaid borrowings under the previous senior secured credit facility and redeemed outstanding 7¾% Senior Subordinated Notes due 2014 through a combination of the offering of $1.60 billion of 7¾% Senior Subordinated Notes due 2018 and new term loan borrowings of $1.55 billion due 2017. See Note 11 to the Consolidated Financial Statements.

The total purchase price was allocated to the underlying assets acquired and liabilities assumed based upon management's estimated fair values at the date of acquisition. To the extent the purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired, such excess was allocated to goodwill.

The following table summarizes the purchase price allocation of the estimated fair values of the assets acquired and liabilities assumed at the transaction date (in thousands).

Assets acquired:	
Current assets, excluding cash acquired	$ 109,289
Property, plant and equipment	48,901
Intangible assets	433,000
Goodwill	864,934
Total assets acquired	$1,456,124
Liabilities assumed:	
Current liabilities	$ 40,004
Deferred income taxes—long term	118,591
Other noncurrent liabilities	31,837
Total liabilities assumed	$ 190,432
Net assets acquired	$1,265,692

The Company expects that the approximately $865 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

The results of operations of McKechnie Aerospace are included in the Company's consolidated financial statements from the date of the transaction. The Company recorded net sales of $212.2 million from the date of acquisition through September 30, 2011. It is impracticable to determine a meaningful measure of the earnings of the acquired business from the date of acquisition through September 30, 2011 because certain McKechnie Aerospace plant facilities have been integrated into other TransDigm operations. Had the McKechnie acquisition and related financing transactions occurred at the beginning of the fiscal year ended September 30, 2010, unaudited pro forma consolidated results for the year ended September 30, 2011 would have been as follows (in thousands, except per share data):

	Fiscal Years Ended September 30,	
	2011	2010
Net sales	$1,247,386	$1,033,059
Net income applicable to common stock from continuing operations	$ 217,575	$ 44,614
Net earnings per share from continuing operations:		
Basic and diluted	$ 4.08	$ 0.84

The unaudited pro forma consolidated results are based on the Company's historical financial statements and those of McKechnie Aerospace and do not necessarily indicate the results of operations that would have resulted had the acquisition actually been completed at the beginning of the applicable period presented. The pro forma financial information assumes that the companies were combined as of October 1, 2009. The pro forma results for the fiscal year ended September 30, 2010 reflect the business combination accounting effects from the acquisition including amortization charges from the acquired intangible assets, inventory purchase accounting adjustments charged to cost of sales as the inventory is sold, increase in interest expense associated with debt incurred to fund the acquisition, refinancing costs associated with the refinancing of the Company's entire debt structure and acquisition-related transaction costs. The unaudited pro forma consolidated results do not give effect to the synergies of the acquisition and are not indicative of the results of operations in future periods.

Semco Instruments—On September 3, 2010, TransDigm Inc. completed the acquisition of Semco Instruments, Inc. ("Semco Instruments") for approximately $73.6 million in cash, which includes a purchase price adjustment of $3.0 million paid in the first quarter of fiscal 2011. Semco Instruments manufactures proprietary, highly engineered components for major turbo-prop, turbo-fan, and turbo-shaft engines, which are primarily used on helicopters, business jets and selected regional airplanes. These products fit well with TransDigm's overall business direction. The Company expects that the approximately $41 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

Dukes Aerospace—On December 2, 2009, Dukes Aerospace, Inc., a newly formed, wholly owned subsidiary of TransDigm Inc., acquired substantially all of the aerospace related assets and certain liabilities from Dukes, Inc. and GST Industries, Inc. (collectively "Dukes Aerospace") for approximately $95.5 million in cash, which includes a purchase price adjustment of $0.2 million received in the third quarter of fiscal 2011. In addition, the agreement provides for potential earn-out payments up to a total of $60 million over four years based on the achievement of certain growth targets. The initial purchase price allocation included a fair value liability of $8.0 million recorded for the potential earn-out payments. During the third quarter of fiscal 2011, the Company reversed $3.0 million of the earn-out liability based on lower growth projections relative to the required growth targets for the last three years of the four-year earn-out arrangement. During the fourth quarter of fiscal 2012, the Company reversed the remaining $5.0 million of the earn-out liability based on the lower growth projections relative to the required growth targets. The reversal of earn-out liability is included in selling and administrative expenses in the consolidated statements of income for the fiscal year ended September 30, 2011. The Dukes Aerospace business supplies proprietary, highly engineered components primarily to the business jet, regional jet, and military aerospace markets, along with commercial and military helicopter markets. The products are comprised primarily of highly engineered valves and certain pumps, solenoids and related components. These products fit well with TransDigm's overall business direction. The Company expects that the approximately $64 million of goodwill recognized for the acquisition will be deductible for tax purposes.

The Company accounted for the acquisitions of Aero-Instruments, AmSafe, Harco, McKechnie Aerospace, Schneller, Talley Actuation, Semco Instruments and Dukes Aerospace, (collectively, the "Acquisitions") using the acquisition method and included the results of operations of the Acquisitions in its consolidated financial statements from the effective date of each acquisition. The Company is in the process of obtaining a third-party valuation of certain tangible and intangible assets of Aero-Instruments, AmSafe and Harco, therefore, the values attributed to those acquired assets in the consolidated financial statements are subject to adjustment. Pro forma net sales and results of operations for the acquisitions of Aero-Instruments, AmSafe, Harco, Schneller, Talley Actuation, Semco Instruments and Dukes Aerospace had they occurred at the beginning of the applicable fiscal year ended September 30, 2012 or 2011, are not significant and, accordingly, are not provided.

The Acquisitions strengthen and expand the Company's position to design, produce and supply highly-engineered proprietary aerospace components in niche markets with significant aftermarket content and provide opportunities to create value through the application of our three core value-driven operating strategies (obtaining profitable new business, improving our cost structure, and providing highly engineered value-added products to customers). The purchase price paid for each acquisition reflects the current earnings before interest, taxes, depreciation and amortization (EBITDA) and cash flows, as well as, the future EBITDA and cash flows expected to be generated by the business, which are driven in most cases by the recurring aftermarket consumption over the life of a particular aircraft, estimated to be approximately 30 years.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation—The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States ("GAAP") and include the accounts of TD Group and subsidiaries. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition and Related Allowances—Revenue is recognized from the sale of products when title and risk of loss passes to the customer, which is generally at the time of shipment. Substantially all sales are made pursuant to firm, fixed-price purchase orders received from customers. Provisions for estimated returns, uncollectible accounts and the cost of repairs under contract warranty provisions are provided for in the same period as the related revenues are recorded and are principally based on historical results modified, as appropriate, by the most current information available. Due to uncertainties in the estimation process, it is possible that actual results may vary from the estimates.

Shipping and Handling Costs—Shipping and handling costs are included in cost of sales in the Consolidated Statements of Income.

Research and Development Costs—The Company expenses research and development costs as incurred and classifies such amounts in selling and administrative expenses. The expense recognized for research and development costs for the years ended September 30, 2012, 2011 and 2010 was approximately $27.9 million, $19.3 million, and $13.9 million, respectively.

Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Uncollectible Accounts—The Company reserves for amounts determined to be uncollectible based on specific identification of losses and estimated losses based on historical experience. The allowance also incorporates a provision for the estimated impact of disputes with customers. The determination of the amount of the allowance for doubtful accounts is subject to significant levels of judgment and estimation by management. If circumstances change or economic conditions deteriorate or improve, the allowance for doubtful accounts could increase or decrease.

Inventories—Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost and the first-in, first-out (FIFO) methods for all locations except CEF Industries, Inc. which determines the cost of inventories using the last-in, first-out (LIFO) method. Approximately 6% of the inventory was valued under the LIFO method at September 30, 2012. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts. In accordance with industry practice, all inventories are classified as current assets even though a portion of the inventories may not be sold within one year.

Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: land improvements from 10 to 20 years, buildings and improvements from 5 to 30 years, machinery and equipment from 2 to 10 years and furniture and fixtures from 3 to 10 years.

Property, plant and equipment is assessed for potential impairment whenever indicators of impairment are present by determining whether the carrying value of the property can be recovered through projected, undiscounted cash flows from future operations over the property's remaining estimated useful life. Any impairment recognized is the amount by which the carrying amount exceeds the fair value of the asset.

Debt Issue Costs, Premiums and Discounts—The cost of obtaining financing as well as premiums and discounts are amortized using the effective interest method over the terms of the respective obligations/securities.

Intangible Assets—Intangible assets consist of identifiable intangibles acquired or recognized in accounting for the acquisitions (trademarks, trade names, technology, order backlog and a license agreement) and goodwill. Goodwill and intangible assets that have indefinite useful lives (trademarks and trade names) are subject to annual impairment testing. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. The Company performs an annual impairment test for goodwill and other intangible assets as of the first day of the fourth fiscal quarter of each year, or more frequently, if an event occurs or circumstances change that would more likely than not reduce fair value below current value.

A two-step impairment test is used to identify potential goodwill impairment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit (as defined) with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired, and the second step of the goodwill impairment test is unnecessary. The second step measures the amount of impairment, if any, by comparing the carrying value of the goodwill associated with a reporting unit to the implied fair value of the goodwill derived from the estimated overall fair value of the reporting unit and the individual fair values of the other assets and liabilities of the reporting unit.

GAAP requires that the annual, and any interim, impairment assessment be performed at the reporting unit level. The reporting unit level is the operating subsidiary level for the Company. Substantially all goodwill was determined and recognized for each operating subsidiary pursuant to the accounting for the merger or acquisition as of the date of each transaction, and therefore the allocation of goodwill among reporting units was immaterial for purposes of the impairment assessment. With respect to acquisitions integrated into an existing operating subsidiary, any related goodwill is combined with goodwill of the operating subsidiary.

The impairment test for indefinite lived intangible assets consists of a comparison between their fair values and carrying values. If the carrying amounts of intangible assets that have indefinite useful lives exceed their fair values, an impairment loss will be recognized in an amount equal to the sum of any such excesses.

The Company assesses the recoverability of its amortizable intangible assets only when indicators of impairment are present by determining whether the amortization over their remaining lives can be recovered through projected, undiscounted cash flows from future operations. Amortization of amortizable intangible assets is computed using the straight-line method over the following estimated useful lives: technology from 20 to 22 years, order backlog over one year, and a license agreement over 20 years.

Stock Option Plans—The Company records stock-based compensation measured using the fair value method of accounting. Compensation expense is recorded over the vesting periods of the options.

Income Taxes—The Company accounts for income taxes using an asset and liability approach. Deferred taxes are recorded for the difference between the book and tax basis of various assets and liabilities. A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized.

Contingencies—During the ordinary course of business, the Company is from time to time threatened with, or may become a party to, legal actions and other proceedings. While the Company is currently involved in certain legal proceedings, it believes the results of these proceedings will not have a material adverse effect on its financial condition, results of operations, or cash flows. The Company believes that its potential exposure to such legal actions is adequately covered by its aviation product and general liability insurance.

Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income (Loss)—The term "comprehensive income (loss)" represents the change in stockholders' equity from transactions and other events and circumstances resulting from non-stockholder sources. The Company's accumulated other comprehensive income or loss, consisting principally of fair value adjustments to its interest rate swap agreements (net of tax), cumulative foreign currency translation adjustments and pension liability adjustments (net of tax), is reported separately in the accompanying consolidated statements of changes in stockholders' equity. See Note 20 to the Consolidated Financial Statements.

Segment Reporting—Management evaluates the Company as one reporting segment in the aerospace industry. The Company is engaged in the design, manufacture and sale of highly engineered aircraft components used in aerospace and defense applications through its wholly-owned subsidiaries. Substantially all of the Company's operations are located within the United States.

Earnings per Share—Earnings per share information is determined using the two-class method, which includes the weighted-average number of common shares outstanding during the period and other securities that participate in dividends ("participating securities"). Our vested stock options are considered "participating securities" because they include non-forfeitable rights to dividends. In applying the two-class method, earnings are allocated to both common stock shares and participating securities based on their respective weighted-average shares outstanding for the period. Diluted earnings per share information may include the additional effect of other securities, if dilutive, in which case the dilutive effect of such securities is calculated using the treasury stock method.

4. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2011, the Financial Accounting Standards Board ("FASB") issued authoritative accounting guidance included in Accounting Standards Codification ("ASC") Topic 220, "*Comprehensive Income.*" This guidance eliminates the option to report other comprehensive income and its components in the statement of changes in equity. Companies can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The Company is currently evaluating which method it will utilize to present items of net income and other comprehensive income. This presentation guidance is effective for the Company on October 1, 2012.

In September 2011, the FASB issued authoritative accounting guidance included in ASC Topic 350, "*Intangibles—Goodwill and Other*". This guidance amends the requirements for goodwill impairment testing. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is unnecessary. This guidance is effective for the Company for its annual goodwill impairment testing for the year ending September 30, 2013. The Company does not expect this guidance to have a significant impact on the Company's consolidated results of operations, financial position or cash flows.

In July 2012, the FASB issued authoritative guidance included in ASC Topic 350, "*Intangibles—Goodwill and Other.*" This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is impaired, as a basis for determining whether it is necessary to perform the quantitative impairment test described in FASB ASC Topic 350, "*Intangibles—Goodwill and Other*". This guidance is effective for the Company for its annual impairment testing for the year ending September 30, 2013. The Company does not expect this guidance to have a significant impact on the Company's consolidated results of operations, financial position or cash flows.

5. EARNINGS PER SHARE (TWO-CLASS METHOD)

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Fiscal Years Ended September 30,		
	2012	2011	2010
Numerator for earnings per share:			
Net income from continuing operations	$324,969	$152,225	$163,445
Less dividends paid on participating securities	(3,299)	(2,811)	(30,313)
	321,670	149,414	133,132
Net income from discontinued operations	—	19,909	—
Net income applicable to common stock—basic and diluted	$321,670	$169,323	$133,132
Denominator for basic and diluted earnings per share under the two-class method:			
Weighted average common shares outstanding	50,996	49,888	49,171
Vested options deemed participating securities	2,886	3,445	3,752
Total shares for basic and diluted earnings per share	53,882	53,333	52,923
Net earnings per share from continuing operations—basic and diluted	$ 5.97	$ 2.80	$ 2.52
Net earnings per share from discontinued operations—basic and diluted	—	0.37	—
Net earnings per share	$ 5.97	$ 3.17	$ 2.52

6. SALES AND TRADE ACCOUNTS RECEIVABLE

Sales—The Company's sales and receivables are concentrated in the aerospace industry. TransDigm's customers include: distributors of aerospace components; commercial airlines, large commercial transport and regional and business aircraft OEMs; various armed forces of the United States and friendly foreign governments; defense OEMs; system suppliers; and various other industrial customers.

One customer accounted for approximately 13%, 14% and 14% of the Company's net sales for the years ended September 30, 2012, 2011 and 2010, respectively. Export sales to customers, primarily in Western Europe, Canada and Asia, were $508.8 million during fiscal 2012, $305.5 million during fiscal 2011 and $170.6 million during fiscal 2010.

Information concerning the Company's net sales by its major product offerings is as follows for the periods indicated below (in thousands):

	Years Ended September 30,		
	2012	2011	2010
Ignition systems, engine sensors, harnesses and related components	$ 199,972	$ 153,919	$111,834
Engineered latching and locking devices	196,064	150,111	33,746
Mechanical/electro-mechanical actuators and controls	176,448	168,530	124,574
Rods and locking devices	129,221	99,556	31,438
Specialized valves	118,368	102,664	95,946
AC/DC electric motors and generators	101,173	84,213	57,410
Engineered decorative laminates	97,906	7,253	—
Specialized pumps	87,062	72,116	66,893
Safety restraints	77,145	—	—
Engineered connectors	75,360	57,803	43,945
Power conditioning devices	67,187	58,683	57,917
Power, lighting and control	65,329	55,327	44,849
NiCad batteries/chargers	57,907	57,757	45,583
Audio systems	46,259	44,614	36,870
Lavatory hardware	46,190	38,280	27,753
Other	158,617	55,195	48,896
Total	$1,700,208	$1,206,021	$827,654

Trade Accounts Receivable—Trade accounts receivable consist of the following at September 30 (in thousands):

	2012	2011
Trade accounts receivable—gross	$240,743	$192,166
Allowance for uncollectible accounts	(4,960)	(2,873)
Trade accounts receivable—net	$235,783	$189,293

At September 30, 2012, approximately 9% of the Company's trade accounts receivable was due from one customer. In addition, approximately 35% of the Company's trade accounts receivable was due from entities that principally operate outside of the United States. Credit is extended based on an evaluation of each customer's financial condition and collateral is generally not required.

7. INVENTORIES

Inventories consist of the following at September 30 (in thousands):

	2012	2011
Raw materials and purchased component parts	$203,809	$160,402
Work-in-progress	102,645	85,612
Finished Goods	48,395	43,192
Total	354,849	289,206
Reserves for excess and obsolete inventory and LIFO	(34,346)	(23,889)
Inventories—net	$320,503	$265,317

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at September 30 (in thousands):

	2012	2011
Land and improvements	$ 39,685	$ 40,912
Buildings and improvements	78,631	58,692
Machinery, equipment and other	167,435	137,124
Construction in progress	10,171	8,250
Total	295,922	244,978
Accumulated depreciation	(123,185)	(94,178)
Property, plant and equipment—net	$ 172,737	$150,800

9. INTANGIBLE ASSETS

Intangible assets subject to amortization consist of the following at September 30 (in thousands):

	2012			2011		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Technology	$723,231	$105,995	$617,236	$546,726	$75,426	$471,300
Order backlog	5,910	3,965	1,945	24,799	17,895	6,904
Other	43,343	6,528	36,815	10,973	5,753	5,220
Total	$772,484	$116,488	$655,996	$582,498	$99,074	$483,424

Information regarding the amortization expense of amortizable intangible assets is detailed below (in thousands):

Aggregate Amortization Expense:

Years ended September 30,	
2012	$44,535
2011	40,368
2010	15,079

Estimated Amortization Expense:

Years ending September 30,	
2013	$38,099
2014	36,156
2015	36,156
2016	36,156
2017	36,156

Intangible assets acquired during the year ended September 30, 2012 were as follows (in thousands):

	Cost	Amortization Period
Intangible assets not subject to amortization:		
Goodwill	$473,895	
Trademarks and trade names	121,510	
	595,405	
Intangible assets subject to amortization:		
Technology	175,750	20 years
Order backlog	5,910	1 year
Other	4,800	15 years
	186,460	19.3 years
Total	$781,865	

The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2011 and 2012 were as follows (in thousands):

Balance at September 30, 2010	$1,571,664
Goodwill acquired during the year (Note 2)	1,129,145
Divestitures (Note 21)	(103,880)
Other	(1,182)
Balance at September 30, 2011	2,595,747
Goodwill acquired during the year (Note 2)	473,895
Purchase price allocation adjustments	(26,109)
Other	(8,031)
Balance at September 30, 2012	$3,035,502

10. ACCRUED LIABILITIES

Accrued liabilities consist of the following at September 30 (in thousands):

	2012	2011
Compensation and related benefits	$ 39,446	$ 24,824
Interest	39,003	37,065
Interest rate swap agreements	9,800	—
Product warranties	8,604	8,722
Income taxes payable	—	8,937
Other	42,384	49,701
Total	$139,237	$129,249

11. DEBT

The Company's long-term debt consists of the following at September 30 (in thousands):

	2012	2011
Term loans	$2,019,125	$1,538,375
Senior Subordinated Notes due 2018	1,600,000	1,600,000
	3,619,125	3,138,375
Less current portion	20,500	15,500
Long-term debt	$3,598,625	$3,122,875

Revolving Credit Facility and Term Loan—In December 2010, TD Group's wholly owned subsidiary, TransDigm Inc., entered into a senior secured credit facility, which consisted of a $1.55 billion term loan facility and a $245 million revolving credit facility (collectively, the "Existing Senior Secured Credit Facility"). The proceeds of the term loan were used to pay the purchase price of and related transaction expenses associated with the acquisition of McKechnie Aerospace and repay a portion of the amounts outstanding under the previous senior secured credit facility. The remaining amount of the previous senior secured credit facility was repaid from a portion of the 7¾% Senior Subordinated Notes due 2018 (the "2018 Notes") proceeds.

On February 14, 2011, TransDigm Inc. entered into a new senior secured credit facility which provides for a $1.55 billion term loan facility (the "New Senior Secured Credit Facility"), which was fully drawn on February 14, 2011. The New Senior Secured Credit Facility replaced the term loan under the Existing Senior Secured Credit Facility and modified certain terms of the original agreement including extending the maturity date of the term loan and modifying the interest rate provisions.

On March 25, 2011, TransDigm entered into Amendment No. 1 (the "Amendment") to the Existing Senior Secured Credit Facility. The Amendment provides for a modification to certain terms of the permitted indebtedness covenant contained in the Existing Senior Secured Credit Facility to modify the requirements for incurring certain additional senior indebtedness.

On February 15, 2012, TransDigm entered into Amendment No. 1 and an Incremental Term Loan Assumption Agreement to the New Senior Secured Credit Facility. The amendment provides for an additional term loan facility in the aggregate principal amount of $500 million. The additional term loan facility was fully drawn on February 15, 2012. The proceeds of the additional term loan facility were used to pay a portion of the purchase price of and related transaction expenses associated with the acquisition of AmSafe.

On February 15, 2012 TransDigm also entered into an Incremental Revolving Credit Assumption Agreement (the "Assumption Agreement") to the Existing Senior Secured Credit Facility, as amended. The Assumption Agreement provides for additional revolving commitments to TransDigm in an aggregate principal amount of $65 million, which results in a total revolving credit amount of $310 million.

At September 30, 2012, the Company had $7.1 million letters of credit outstanding and $302.9 million of borrowings available under the Existing Senior Secured Credit Facility, as amended. Under the Existing Senior Secured Credit Facility, the revolving credit facility matures in December 2015.

Under the New Senior Secured Credit Facility, the term loan matures in February 2017. The term loans under the New Senior Secured Credit Facility require quarterly principal payments totaling $5.1 million.

The interest rates per annum applicable to the term loans under the New Senior Secured Credit Facility will be, at TransDigm's option, equal to either an alternate base rate or an adjusted LIBO rate for one, two, three or six-month (or to the extent agreed to by each relevant lender, nine or twelve-month) interest periods chosen by

TransDigm, in each case plus an applicable margin percentage. The adjusted LIBO rate is subject to a floor of 1%. At September 30, 2012, the applicable interest rate on the term loans was 4.0%.

On June 27, 2011, the Company entered into three forward-starting interest rate swap agreements beginning December 31, 2012 to hedge the variable interest rates on the New Senior Secured Credit Facility for a fixed rate based on an aggregate notional amount of $353 million through June 30, 2015. These forward-starting interest rate swap agreements will effectively convert the variable interest rate on the aggregate notional amount of the New Senior Secured Credit Facility to a fixed rate of 5.17% over the term of the interest rate swap agreements.

Under the terms of the New Senior Secured Credit Facility, the Company is required to pay the administrative agent certain fees. In addition, under the Existing Senior Secured Credit Facility, on the last day of each calendar quarter the Company is required to pay a commitment fee equal to the applicable rate per annum in effect from time to time of any unused commitments under the revolving credit line and certain other fees in respect of letters of credit that may be outstanding thereunder from time to time.

All of the indebtedness outstanding under the credit facilities is guaranteed by TD Group and all of TransDigm's current and future domestic restricted subsidiaries (other than immaterial subsidiaries), and is secured by a first priority security interest in substantially all of the existing and future property and assets, including inventory, equipment, general intangibles, intellectual property, investment property and other personal property (but excluding leasehold interests and certain other assets) of TransDigm and all of TransDigm's existing and future domestic restricted subsidiaries (other than immaterial subsidiaries), and a first priority pledge of the capital stock of TransDigm and its domestic subsidiaries and 65% of the voting capital stock of certain of TransDigm's foreign subsidiaries.

The credit facilities contain certain covenants that limit the ability of TD Group, TransDigm and TransDigm's restricted subsidiaries to, among other things, incur or guarantee additional indebtedness or issue preferred stock, pay distributions on, redeem or repurchase capital stock or redeem or repurchase subordinated debt, make investments, sell assets, enter into agreements that restrict distributions or other payments from restricted subsidiaries to TransDigm, incur or suffer to exist liens securing indebtedness, consolidate, merge or transfer all or substantially all of their assets, and engage in transactions with affiliates. At September 30, 2012, TransDigm was in compliance with all of the covenants contained in the credit facilities.

The term loan under the New Senior Secured Credit Facility requires mandatory prepayments of principal based on certain percentages of Excess Cash Flow (as therein defined), commencing 90 days after the end of each fiscal year, that began with the fiscal year ended September 30, 2012, subject to certain exceptions. At September 30, 2012, TransDigm was not required to make a prepayment based upon the Excess Cash Flow provision. In addition, subject to certain exceptions (including, with respect to asset sales, the reinvestment in productive assets), TransDigm will be required to prepay the loans outstanding under the term loan facility at 100% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds of certain asset sales and issuance or incurrence of certain indebtedness, to the extent not reinvested.

Senior Subordinated Notes—In December 2010, TransDigm issued $1.6 billion in aggregate principal amount of its 2018 Notes at an issue price of 100% of the principal amount. The 2018 Notes represent unsecured obligations of TransDigm Inc. ranking subordinate to TransDigm Inc.'s senior debt, as defined in the indenture governing the 2018 Notes. Interest under the 2018 Notes is payable semi-annually.

Prior to December 15, 2013, TransDigm is permitted to redeem specified percentages of the 2018 Notes from the proceeds of equity offerings at a redemption price of 107.75%, plus accrued and unpaid interest. The 2018 Notes are redeemable by TransDigm, in whole or in part, at specified redemption prices, which decline from 103.875% to 100% over the remaining term of the 2018 Notes, plus accrued and unpaid interest. If a change in control of the Company occurs, the holders of the 2018 Notes will have the right to demand that TransDigm redeem the 2018 Notes at a purchase price equal to 101% of the principal amount of the 2018 Notes plus accrued and unpaid interest. The 2018 Notes contain many of the same restrictive covenants included in the New Senior Secured Credit Facility. TransDigm is in compliance with all of the covenants contained in the 2018 Notes.

TransDigm utilized a portion of the proceeds from the 2018 Notes to purchase its 7 3/4% Senior Subordinated Notes due 2014 (the "2014 Notes").

The Company recorded refinancing costs of $72.5 million during the fiscal year ended September 30, 2011 representing charges resulting from the refinancing of TransDigm's entire debt structure. The charge for the fiscal year ended September 30, 2011 consisted of the premium of $41.9 million paid to redeem the 2014 Notes, the write-off of debt issue costs and unamortized note premium and discount of $25.7 million, and the settlement of the interest rate swap agreement and other expenses of $4.9 million.

At September 30, 2012, future maturities of long-term debt are as follows (in thousands):

Years ended September 30,	
2013	$ 20,500
2014	20,500
2015	20,500
2016	20,500
2017	1,937,125
Thereafter	1,600,000
	$3,619,125

Special Cash Dividend Payment—In October 2009, TransDigm made a special cash dividend to its stockholders of $7.65 per share and cash dividend equivalents payments ("Dividend Equivalent Payments") to holders of options to purchase its common stock from the net proceeds of the $425 million Senior Subordinated Notes due 2014 issued in October 2009. After the payment of debt issue fees and expenses, the net proceeds amounted to approximately $404.5 million. The special cash dividend and Dividend Equivalent Payments of $404.9 million were paid in the first quarter of fiscal 2010, Dividend Equivalent Payments of $2.8 million were paid in the first quarter of fiscal 2011 and $3.3 million were paid in the first quarter of fiscal 2012. The $425 million of 2014 Notes were included in the tender offer made in conjunction with the 2018 Notes issuance.

12. RETIREMENT PLANS

Defined Contribution Plans—The Company sponsors certain defined contribution employee savings plans that cover substantially all of the Company's non-union employees. Under certain plans, the Company contributes a percentage of employee compensation and matches a portion of employee contributions. The cost recognized for such contributions for the years ended September 30, 2012, 2011 and 2010 was approximately $4.9 million, $3.5 million and $2.6 million, respectively.

Defined Benefit Pension Plans—The Company has four non-contributory defined benefit pension plans. The Company's funding policy is to contribute actuarially determined amounts allowable under Internal Revenue Service regulations for the qualified plans. The Company uses a September 30th measurement date for its defined benefit pension plans.

The Company has three qualified, non-contributory defined benefit pension plans, which together cover certain union employees. One plan covers certain employees of a business acquired during the year ended September 30, 2012. The plans provide benefits of stated amounts for each year of service. The plan assets as of September 30, 2012 and 2011 were approximately $60.1 million and $6.7 million, respectively. The Company's accumulated benefit obligation for these defined benefit pension plans at September 30, 2012 and 2011 was

$62.9 million and $9.7 million, respectively. The total liability recognized at September 30, 2012 and 2011 was $4.7 million and $3.0 million, respectively. The net periodic pension cost recognized in the Consolidated Statements of Income for the years ended September 30, 2012, 2011, and 2010 was $0.6 million, $0.4 million, and $0.3 million, respectively.

The Company has a non-qualified, non-contributory defined benefit pension plan, which covers certain retired employees of a business acquired during the year ended September 30, 2011. The plan is unfunded and provides defined benefits based on the final average salary of the employees as defined in the plan. The projected benefit obligation for this defined benefit pension plan and the total liability recognized in the Consolidated Balance Sheet at September 30, 2012 and 2011 was approximately $9.5 million and $8.8 million, respectively. The net periodic pension cost recognized in the Consolidated Statements of Income relating to this plan was $0.4 million for the year ended September 30, 2012 and less than $0.1 million for the year ended September 30, 2011.

13. INCOME TAXES

The Company's income tax provision on income from continuing operations consists of the following for the periods shown below (in thousands):

	Fiscal Years Ended September 30,		
	2012	2011	2010
Current			
Federal	$122,884	$50,105	$78,591
State	12,855	7,109	6,899
Foreign	2,361	1,310	—
	138,100	58,524	85,490
Deferred	24,800	18,676	1,900
	$162,900	$77,200	$87,390

The differences between the income tax provision on income from continuing operations at the federal statutory income tax rate and the tax provision shown in the accompanying consolidated statements of income for the periods shown below are as follows (in thousands):

	Fiscal Years Ended September 30,		
	2012	2011	2010
Tax at statutory rate of 35%	$170,754	$80,299	$87,792
State and local income taxes, net of federal benefit	5,221	3,576	4,298
Domestic manufacturing deduction	(9,126)	(2,772)	(3,981)
Research and development credits	(288)	(2,303)	(300)
Other—net	(3,661)	(1,600)	(419)
Income tax provision	$162,900	$77,200	$87,390

The components of the deferred taxes consist of the following at September 30 (in thousands):

	2012	2011
Deferred tax assets:		
Employee benefits, compensation and other accrued obligations	$ 31,711	$ 16,059
Net operating losses	14,637	16,500
Inventory	12,330	10,715
Tax credits	9,347	—
Environmental	6,975	7,412
Interest rate swaps	3,652	2,087
Product warranties	3,560	3,534
Other accrued liabilities	—	4,692
Total	82,212	60,999
Less: Valuation allowance	(16,150)	(15,874)
Total deferred tax assets	66,062	45,125
Deferred tax liabilities:		
Intangible assets	361,226	302,273
Property, plant and equipment	23,119	22,459
Unremitted foreign earnings	3,714	—
Other	5,765	—
Total deferred tax liabilities	393,824	324,732
Total net deferred tax liabilities	$327,762	$279,607

At September 30, 2012, the Company had federal and United Kingdom net operating loss carryforwards of approximately $19.3 million and state net operating loss carryforwards that generate a tax benefit of approximately $13.3 million that expire in various years from 2013 to 2031. A valuation allowance has been established equal to the amount of the net operating losses that the Company believes will not be utilized. The Company had foreign tax credit carryforwards which generate a tax benefit of approximately $7.0 million that expire from 2018 to 2021. A valuation allowance has been established equal to the amount of the foreign tax credits that the Company believes will not be utilized.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions as well as foreign jurisdictions located in Belgium, China, France, Malaysia, Mexico, Singapore, Sri Lanka and the United Kingdom. The Company is no longer subject to U.S. federal examinations for years before fiscal 2011. AmSafe is subject to U.S. federal examinations for the 2008, 2009, 2010 and 2011 years. In addition, the Company is subject to state income tax examinations for fiscal years 2009 and 2010.

The cumulative amount of the Company's foreign undistributed net earnings for which no deferred taxes have been provided is approximately $6.9 million at September 30, 2012. The Company has no plans to repatriate such earnings in the foreseeable future. It is not practical to determine the deferred tax liability on these earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2012	2011
Balance at beginning of period	$ 7,568	$1,832
Additions based on tax positions related to the current year	1,008	129
Reductions for tax positions of prior years	(3,190)	(760)
Acquisitions	1,546	6,367
Balance at end of period	$ 6,932	$7,568

Unrecognized tax benefits at September 30, 2012 and 2011, the recognition of which would have an effect on the effective tax rate for each fiscal year, amounted to $6.3 million and $7.0 million, respectively. The Company classifies all income tax related interest and penalties as income tax expense, which were not significant for the years ended September 30, 2012, 2011 and 2010. As of September 30, 2012 and 2011, the Company accrued $0.9 million and $1.2 million, respectively, for the potential payment of interest and penalties. The Company anticipates no significant changes to its total unrecognized tax benefits through fiscal 2013.

14. ENVIRONMENTAL LIABILITIES

Our operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water, the generation, handling, storage and disposal of hazardous materials and wastes, the remediation of contamination and the health and safety of our employees. Environmental laws and regulations may require that the Company investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. Certain facilities and third-party sites utilized by subsidiaries of the Company have been identified as potentially responsible parties under the federal Superfund laws and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under applicable laws.

Estimates of the Company's environmental liabilities are based on current facts, laws, regulations and technology. These estimates take into consideration the Company's prior experience and professional judgment of the Company's environmental specialists. Estimates of the Company's environmental liabilities are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and cost estimates, the extent of corrective actions that may be required and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation.

Accordingly, as investigation and remediation proceed, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations or cash flows in a given period. Based on currently available information, however, the Company does not believe that future environmental costs in excess of those accrued with respect to sites for which the Company has been identified as a potentially responsible party are likely to have a material adverse effect on the Company's financial condition.

Environmental liabilities are recorded when the liability is probable and the costs are reasonably estimable, which generally is not later than at completion of a feasibility study or when the Company has recommended a remedy or has committed to an appropriate plan of action. The liabilities are reviewed periodically and, as investigation and remediation proceed, adjustments are made as necessary. Liabilities for losses from environmental remediation obligations do not consider the effects of inflation and anticipated expenditures are not discounted to their present value. The liabilities are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites, third party indemnity obligations, and an assessment of the likelihood that such parties will fulfill their obligations at such sites.

The Company's consolidated balance sheet includes the following for environmental remediation obligations at September 30 (in thousands):

	2012	2011
Accrued liabilities	$ 1,000	$ 1,000
Other non-current liabilities	18,092	18,888
Total	$19,092	$19,888

15. CAPITAL STOCK

Capital Stock—Authorized capital stock of TD Group consists of 224,400,000 shares of $.01 par value common stock and 149,600,000 shares of $.01 par value preferred stock. The total number of shares of common stock outstanding at September 30, 2012 and 2011 was 52,157,225 and 50,829,276, respectively. There were no shares of preferred stock outstanding at September 30, 2012 and 2011. The terms of the preferred stock have not been established.

On August 22, 2011, the Board of Directors authorized a common share repurchase program, which was announced on August 23, 2011. Under the terms of the program, the Company may purchase up to a maximum aggregate value of $100 million of its shares of common stock. For the year ended September 30, 2012, the Company repurchased 11,300 shares of its common stock at a gross cost of approximately $0.8 million at a weighted-average price per share of $74.87 per share. The program replaces the repurchase program announced on October 23, 2008, under which the Company previously repurchased 494,100 share of its common stock at a gross cost of approximately $15.2 million at a weighted-average price per share of $30.85.

16. STOCK-BASED COMPENSATION

The Company's stock compensation plans are designed to assist the Company in attracting, retaining, motivating and rewarding key employees, directors or consultants, and promoting the creation of long-term value for stockholders by closely aligning the interests of these individuals with those of the Company's stockholders. The Company's stock compensation plans provide for the granting of stock options, restricted stock and other stock-based incentives.

The following table shows the expense recognized by the Company for stock-based compensation (in thousands):

	Fiscal Years Ended September 30,		
	2012	2011	2010
Stock option compensation expense:			
Performance vested stock options	$22,151	$12,568	$6,693
Restricted stock award amortization	—	6	11
	$22,151	$12,574	$6,704

The weighted-average grant date fair value of options granted during the fiscal years ended September 30, 2012, 2011 and 2010 was $43.23, $33.51 and $18.83, respectively.

Compensation expense is recognized based upon probability assessments of awards that are expected to vest in future periods. Such probability assessments are subject to revision and, therefore, unrecognized compensation expense is subject to future changes in estimate. As of September 30, 2012, there was approximately $15.6 million of total unrecognized compensation expense related to non-vested awards expected to vest, which is expected to be recognized over a weighted-average period of three years.

The fair value of the Company's employee stock options was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted average assumptions for all options granted during the fiscal years ended:

	Fiscal Years Ended September 30,		
	2012	2011	2010
Risk-free interest rate	1.10% to 1.50%	1.67% to 2.53%	2.45% to 2.96%
Expected life of options	6 years	6 years	6 years
Expected dividend yield of stock	—	—	—
Expected volatility of stock	40%	40%	40%

The risk-free interest rate is based upon the Treasury bond rates as of the grant date. The average expected life of stock-based awards is based on vesting schedules and contractual terms. Expected volatility of stock was calculated using a rate based upon the historical volatility of publicly traded companies in the Company's peer group in the aerospace industry. This was used because TD Group's common stock has only been publicly traded since March 2006. Notwithstanding the special cash dividend paid in October 2009, the Company historically has not paid regular cash dividends and does not anticipate paying regular cash dividends in future periods; thus, no dividend rate assumption is used.

The total fair value of options vested during fiscal years ended September 30, 2012, 2011, and 2010 was $11.4 million, $7.8 million and $4.6 million, respectively.

2006 Stock Incentive Plan

In conjunction with the consummation of the initial public offering, a 2006 stock incentive plan was adopted by TD Group. In July 2008 and March 2011, the plan was amended to increase the number of shares available for issuance thereunder. TD Group has reserved 8,119,668 shares of its common stock for issuance to key employees, directors or consultants under the plan. Awards under the plan may be in the form of options, restricted stock or other stock-based awards. Options granted under the plan will expire no later than the tenth anniversary of the applicable date of grant of the options, and will have an exercise price of not less than the fair market value of our common stock on the date of grant. Restricted stock granted under the plan vests over three years.

All outstanding options under the 2006 stock incentive plan will accelerate and become fully vested if the closing price of the Company's common stock exceeds $160 per share for options granted prior to October 1, 2011 or $170 per share for options granted in fiscal 2012, in each case on any 60 trading days during any consecutive 12-month period.

During the fiscal year ended September 30, 2012, 920 shares of common stock were issued with a weighted-average grant date fair value of $125.48.

Performance Vested Stock Options—All of the options granted through September 30, 2012 under the 2006 stock incentive plan have been pursuant to an equity incentive program adopted by the Company in 2008. Under the 2008 equity incentive program, all of the options granted will vest based on the Company's achievement of established operating performance goals. The following table summarizes the activity, pricing and other information for the Company's performance vested stock-based award activity during the fiscal year ended September 30, 2012:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2011	4,636,085	$ 47.80		
Granted	711,725	107.21		
Exercised	(166,505)	32.52		
Forfeited	(455,110)	58.69		
Outstanding at September 30, 2012	4,726,195	$ 56.24	7.4 years	$404,704,078
Expected to vest	1,728,021	$ 51.12	7.2 years	$156,811,187
Exercisable at September 30, 2012	1,732,475	$ 37.17	6.6 years	$181,390,133

At September 30, 2012, 3,142,616 remaining shares were available for award under TD Group's 2006 stock incentive plan.

2003 Stock Option Plan

Certain executives and key employees of the Company were granted stock options under TD Group's 2003 stock option plan. Upon the closing of the acquisition of the Company by Warburg Pincus in 2003, certain employees rolled over certain then-existing options to purchase shares of common stock of TransDigm Holdings. These employees were granted rollover options to purchase an aggregate of 3,870,152 shares of common stock of TD Group (after giving effect to the 149.60 for 1.00 stock split effected on March 14, 2006). All rollover options granted were fully vested on the date of grant. In addition to shares of common stock reserved for issuance upon the exercise of rollover options, an aggregate of 5,469,301 shares of TD Group's common stock were reserved for issuance upon the exercise of new management options. In general, approximately 20% of all new management options vested based on employment service or a change in control. These time vested options had a graded vesting schedule of up to four years. Approximately 80% of all new management options vested (i) based upon the satisfaction of specified performance criteria, which is annual and cumulative EBITDA As Defined targets through 2008, or (ii) upon the occurrence of a change in control if the Investor Group (defined as Warburg Pincus and the other initial investors in TD Group) received a minimum specified rate of return. Unless terminated earlier, the options expire ten years from the date of grant. All of the outstanding performance options were vested as of September 30, 2012.

TD Group has reserved a total of 9,339,453 shares of its common stock for issuance to the Company's employees under the plan, 9,261,624 of which had been issued as of September 30, 2012.

Time Vested Stock Options—The following table summarizes activity, pricing and other information for the Company's time vested stock-based award activity during the fiscal year ended September 30, 2012:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2011	575,025	$10.33		
Granted	—	—		
Exercised	(237,550)	8.44		
Forfeited	—	—		
Outstanding at September 30, 2012	337,475	$11.66	1.8 years	$43,942,620
Exercisable at September 30, 2012	337,475	$11.66	1.8 years	$43,942,620

Performance Vested Stock Options—The following table summarizes the activity, pricing and other information for the Company's performance vested stock-based award activity during the fiscal year ended September 30, 2012:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2011	1,521,185	$11.87		
Granted	—	—		
Exercised	(806,538)	9.49		
Forfeited	—	—		
Outstanding at September 30, 2012	714,647	$14.56	2.6 years	$90,981,710
Exercisable at September 30, 2012	714,647	$14.56	2.6 years	$90,981,710

Rollover Option Awards—The following table summarizes the activity, pricing and other information for the Company's rollover option award activity during the fiscal year ended September 30, 2012:

	Number of Options	Weighted-Average Exercise Price Per Option
Outstanding at September 30, 2011	84,436	$3.47
Granted	—	—
Exercised	(84,436)	3.47
Forfeited	—	—
Outstanding at September 30, 2012	—	$ —
Exercisable at Septmeber 30, 2012	—	$ —

The total intrinsic value of time, performance and rollover options exercised during the fiscal years ended September 30, 2012, 2011 and 2010 was $137.5 million, $63.0 million and $19.0 million, respectively.

Options Not Pursuant to a Shareholder Approved Plan

In addition to the stock options issued under the 2003 stock option plan and 2006 stock incentive plan, two members of the Company's Board of Directors were also granted stock options of TD Group. Of the 134,040 options issued under these agreements, 16,096 remain outstanding with an exercise price of $6.68. All of such options were vested as of September 30, 2012.

Dividend Equivalent Plans

Pursuant to the Third Amended and Restated TransDigm Group Incorporated 2003 Stock Option Plan Dividend Equivalent Plan and the Second Amended and Restated TransDigm Group Incorporated 2006 Stock Incentive Plan Dividend Equivalent Plan, all of the options granted under the 2003 stock option plan and the 2006 stock incentive plan are entitled to certain dividend equivalent payments in the event of the declaration of a dividend by the Company. Options granted outside the plans to directors are also entitled to comparable dividend equivalents. The Company declared a special dividend of $7.65 per share in October 2009. See Note 11. As a result, holders of outstanding vested options received dividend equivalents of approximately $36.4 million in the aggregate. In addition, to the extent unvested options outstanding on the dividend declaration date vest, such options will be entitled to receive a dividend equivalent payment in the amount of $7.65 per share at the time of vesting.

17. LEASES

TransDigm leases certain manufacturing facilities, equipment and vehicles with rental payments required through January 2051. Rental expense during the years ended September 30, 2012, 2011 and 2010 was $7.9 million, $5.9 million and $4.2 million, respectively.

Future minimum rental commitments at September 30, 2012 under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $7.7 million in fiscal 2013, $7.4 million in fiscal 2014, $5.7 million in fiscal 2015, $5.1 million in fiscal 2016, $3.7 million in fiscal 2017, and $20.4 million thereafter.

18. FAIR VALUE MEASUREMENTS

The following tables present our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following summarizes the carrying amounts and fair values of financial instruments as of September 30 (in thousands):

		September 30, 2012		September 30, 2011	
	Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:					
Cash and cash equivalents	1	$ 440,524	$ 440,524	$ 376,183	$ 376,183
Liabilities:					
Interest rate swap agreements(1)	2	9,800	9,800	—	—
Interest rate swap agreements(2)	2	—	—	5,600	5,600
Long-term debt:					
Term loans	2	2,019,125	2,037,000	1,538,375	1,496,000
7 3/4% Senior Subordinated Notes due 2018	1	1,600,000	1,696,000	1,600,000	1,616,000

(1) Included in Accrued liabilities on the Consolidated Balance Sheet.

(2) Included in Other non-current liabilities on the Consolidated Balance Sheet.

Interest rate swap agreements were measured at fair value using quoted market prices for the swap interest rate indexes over the term of the swap discounted to present value versus the fixed rate of the contract. The estimated fair value of the Company's term loans was based on information provided by the agent under the Company's New Senior Secured Credit Facility. The estimated fair values of the Company's 7 3/4% senior subordinated notes due 2018 were based upon quoted market prices.

19. DERIVATIVES AND HEDGING ACTIVITIES

The Company is exposed to, among other things, the impact of changes in interest rates in the normal course of business. The Company's risk management program is designed to manage the exposure and volatility arising from these risks, and utilizes derivative financial instruments to offset a portion of these risks. The Company uses derivative financial instruments only to the extent necessary to hedge identified business risks, and does not enter into such transactions for trading purposes. The Company generally does not require collateral or other security with counterparties to these financial instruments and is therefore subject to credit risk in the event of nonperformance; however, the Company monitors credit risk and currently does not anticipate nonperformance by other parties.

Interest rate swap agreements are used to manage interest rate risk associated with floating-rate borrowings under our New Senior Secured Credit Facility. The interest rate swap agreements utilized by the Company effectively modify the Company's exposure to interest rate risk by converting a portion of the Company's floating-rate debt to a fixed rate basis through the expiration date of the interest rate swap agreements, thereby reducing the impact of interest rate changes on future interest expense. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the term of the agreements without an exchange of the underlying principal amount. These derivative instruments qualify as effective cash flow hedges under GAAP. For these hedges, the effective portion of the gain or loss from the financial instruments is initially reported as a component of accumulated other comprehensive income (loss) in stockholders' equity and subsequently reclassified into earnings in the same line as the hedged item in the same period or periods during which the hedged item affects earnings.

At September 30, 2012, three forward-starting interest rate swap agreements were in place to swap variable rates on the New Senior Secured Credit Facility for a fixed rate based on an aggregate notional amount of $353 million. Beginning December 31, 2012, these interest rate swap agreements will effectively convert the variable interest rate on the aggregate notional amount of the New Senior Secured Credit Facility to a fixed rate of 5.17% (2.17% plus the 3% margin percentage) through June 30, 2015.

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following at September 30 (in thousands):

	2012	2011
Interest rate swap agreements,		
net of taxes of $3.7 million for 2012 and $2.1 million for 2011	$(6,135)	$(3,500)
Cumulative foreign currency translation adjustments	480	1,795
Pension liability adjustments,		
net of taxes of $1.8 million for 2012 and $1.0 million for 2011	(2,396)	(1,572)
Total	$(8,051)	$(3,277)

21. DISCONTINUED OPERATIONS

On March 9, 2011, the Company completed the divestiture of its fastener business for approximately $239.6 million in cash. The Company recorded a gain on sale of the fastener business of approximately $23.6 million, net of tax of $56.5 million. This business, which was acquired as part of the McKechnie Aerospace acquisition, is made up of Valley-Todeco, Inc. and Linread Ltd. The business designs and manufactures fasteners, fastening systems and bearings for commercial, military and general aviation aircraft.

On April 7, 2011, the Company completed the divestiture of Aero Quality Sales ("AQS") to Satair A/S for approximately $31.8 million in cash, which includes a $1.8 million working capital adjustment received in the third quarter of fiscal 2011. The Company recorded a loss on the sale of AQS of approximately $1.6 million, net of tax of $6.2 million. AQS, which was acquired as part of the McKechnie Aerospace acquisition, is a distributor and service center of aircraft batteries and battery support equipment. The Company's Chairman and Chief Executive Officer, W. Nicholas Howley, was a director of Satair A/S from 2006 through October 2011.

The sales of the fastener business and AQS have been accounted for as discontinued operations and accordingly the consolidated statements of income have classified the operating results to reflect discontinued operations presentation. The following is the summarized operating results for the fastener business and AQS for the fiscal year ended September 30, 2011 (in thousands).

	Fiscal Year Ended September 30, 2011
Net sales	$24,058
Loss from discontinued operations before income taxes	$ (2,917)
Income tax benefit	794
Loss from discontinued operations	(2,123)
Net gain on sales of discontinued operations, net of tax	22,032
Income from discontinued operations	$19,909

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter Ended December 31, 2011	Second Quarter Ended March 31, 2012	Third Quarter Ended June 30, 2012	Fourth Quarter Ended September 30, 2012
	(in thousands, except per share amounts)			
Year Ended September 30, 2012				
Net sales	$352,473	$423,469	$461,660	$462,606
Gross profit	199,555	236,040	253,302	256,820
Net income	65,105	81,552	90,446	87,866
Net earnings per share—basic and diluted	$ 1.15	$ 1.51	$ 1.68	$ 1.63

	First Quarter Ended January 1, 2011	Second Quarter Ended April 2, 2011	Third Quarter Ended July 2, 2011	Fourth Quarter Ended September 30, 2011
	(in thousands, except per share amounts)			
Year Ended September 30, 2011:				
Net sales	$233,552	$304,307	$325,209	$342,953
Gross profit	127,146	157,874	183,149	193,016
Net income (loss) from continuing operations	$ (7,153)	$ 36,697	$ 58,368	$ 64,313
Net income (loss) from discontinued operations	(205)	19,120	(2,088)	3,082
Net income (loss)	$ (7,358)	$ 55,817	$ 56,280	$ 67,395
Net earnings (loss) per share from continuing operations—basic and diluted	$ (0.19)	$ 0.69	$ 1.10	$ 1.20
Net earnings (loss) per share from discontinued operations—basic and diluted	—	0.35	(0.04)	0.06
Net earnings (loss) per share—basic and diluted	$ (0.19)	$ 1.04	$ 1.06	$ 1.26

23. SUBSEQUENT EVENTS

Amendment No. 2 to Revolving Credit Facility—In accordance with the terms of the credit agreement dated December 6, 2010, as amended by the Amendment No.1, dated as of March 25, 2012, TransDigm Inc. entered into Amendment No. 2 to the Existing Senior Secured Credit Facility on October 9, 2012. Amendment No. 2 to the Existing Senior Secured Credit Facility provides for a modification to the restricted payment covenant to permit a special dividend in an amount not to exceed $850 million and a modification to the financial covenant ratios in its New Senior Secured Credit Facility.

Amendment No. 2 to Term Loan Credit Facility—In accordance with the terms of the credit agreement, dated as of February 14, 2011, as amended by Amendment No. 1 and Incremental Term Loan Assumption Agreement, dated as of February 15, 2012, TransDigm Inc. entered into Amendment No. 2 and Incremental Term Loan Assumption Agreement to the New Senior Secured Credit Facility (the "Term Loan Credit Facility Amendment") on October 9, 2012. The Term Loan Credit Facility Amendment provides for an additional term loan facility in the aggregate principal amount of $150 million. The additional term loan facility was fully drawn on October 15, 2012.

The terms and conditions that apply to the additional term loan facility are substantially the same as the terms and conditions that apply to the existing term loans under the New Senior Secured Credit Facility. In addition, the Term Loan Credit Facility Amendment provides for a modification to the incremental term loan facility by excluding the incremental term facility from the calculation of the availability thereunder and a modification to the restricted payment covenant to permit a special dividend in an amount not to exceed $850 million.

Issuance of Senior Subordinated Notes—On October 15, 2012 TransDigm issued $550 million in aggregate principal amount of its 5 ½% Senior Subordinated Notes due 2020 (the "2020 Notes") at an issue price of 100% of the principal amount. The 2020 Notes bear interest at the rate of 5 ½% per annum, which accrues from October 15, 2012 and is payable semiannually in arrears on April 15 and October 15 of each year, commencing on April 15, 2013. The 2020 Notes mature on October 15, 2020, unless earlier redeemed or repurchased, and are subject to the terms and conditions as defined in the indenture governing the 2020 notes.

The 2020 Notes are subordinated to all of TransDigm's existing and future senior debt, rank equally with all of its existing and future senior subordinated debt and rank senior to all of its future debt that is expressly subordinated to the 2020 Notes. The 2020 Notes are guaranteed on a senior subordinated unsecured basis by TD Group and its wholly-owned domestic subsidiaries named in the indenture. The guarantees of the 2020 Notes are subordinated to all of the guarantors' existing and future senior debt, rank equally with all of their existing and future senior subordinated debt and rank senior to all of their future debt that is expressly subordinated to the guarantees of the 2020 Notes. The 2020 Notes are structurally subordinated to all of the liabilities of TD Group's non-guarantor subsidiaries.

Special Cash Dividend—On October 15, 2012 the Company's board of directors authorized and declared a special cash dividend of $12.85 on each outstanding share of common stock and cash dividend equivalent payments under certain of its stock option plans. The special cash dividend amounting to approximately $663.5 million was paid in November 2012 and Dividend Equivalent Payments amounting to approximately $36.0 million will be paid prior to December 31, 2012.

Agreement to Acquire Goodrich Pump & Engine Control Systems—On October 25, 2012, the Company entered into a definitive agreement to acquire the assets of the Goodrich Pump & Engine Control Systems business ("GPECS") for approximately $236 million in cash. The acquisition, which is subject to approval by the U.S. Department of Justice and the European Commission, is expected to close late in the current calendar year or early in 2013. GPECS manufactures proprietary, highly engineered aerospace fuel systems for the business jet, helicopter, military and commercial marketplace.

24. SUPPLEMENTAL GUARANTOR INFORMATION

TransDigm's 7¾% senior subordinated notes due 2018 (the "2018 Notes") (see Note 11) are jointly and severally guaranteed, on a senior subordinated basis, by TD Group and TransDigm Inc.'s 100% Domestic Restricted Subsidiaries, as defined in the Indenture. The following supplemental condensed consolidating financial information presents, in separate columns, the balance sheets of the Company as of September 30, 2012 and September 30, 2011 and its statements of income and cash flows for the fiscal years ended September 30, 2012, 2011 and 2010 for (i) TransDigm Group on a parent only basis with its investment in subsidiaries recorded under the equity method, (ii) TransDigm Inc. including its directly owned operations and non-operating entities, (iii) the Subsidiary Guarantors on a combined basis, (iv) Non-Guarantor Subsidiaries after December 14, 2010 and (v) the Company on a consolidated basis.

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF SEPTEMBER 30, 2012

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
ASSETS						
CURRENT ASSETS:						
Cash and cash equivalents	$ 20,100	$ 406,891	$ 4,494	$ 9,039	$ —	$ 440,524
Trade accounts receivable—Net	—	12,261	207,537	17,486	(1,501)	235,783
Inventories—Net	—	23,410	272,180	25,397	(484)	320,503
Deferred income taxes	—	29,134	—	—	—	29,134
Prepaid expenses and other	—	9,585	12,626	2,376	—	24,587
Total current assets	20,100	481,281	496,837	54,298	(1,985)	1,050,531
INVESTMENT IN SUBSIDIARIES AND INTERCOMPANY BALANCES	1,198,734	4,720,602	2,055,938	43,745	(8,019,019)	—
PROPERTY, PLANT AND EQUIPMENT—Net	—	15,685	144,177	12,875	—	172,737
GOODWILL	—	85,680	2,872,483	77,339	—	3,035,502
TRADEMARKS AND TRADE NAMES	—	19,377	416,490	31,747	—	467,614
OTHER INTANGIBLE ASSETS—Net	—	8,151	614,225	33,620	—	655,996
DEBT ISSUE COSTS—Net	—	62,190	—	—	—	62,190
OTHER	—	2,750	(27,249)	39,546	—	15,047
TOTAL ASSETS	$1,218,834	$5,395,716	$6,572,901	$293,170	$(8,021,004)	$5,459,617
LIABILITIES AND STOCKHOLDERS' EQUITY						
CURRENT LIABILITIES:						
Current portion of long-term debt	$ —	$ 20,500	$ —	$ —	$ —	$ 20,500
Accounts payable	—	10,068	54,054	11,553	(1,497)	74,178
Accrued liabilities	—	68,808	64,250	6,179	—	139,237
Total current liabilities	—	99,376	118,304	17,732	(1,497)	233,915
LONG-TERM DEBT	—	3,598,625	—	—	—	3,598,625
DEFERRED INCOME TAXES	—	356,896	—	—	—	356,896
OTHER NON-CURRENT LIABILITIES	—	24,083	26,480	784	—	51,347
Total liabilities	—	4,078,980	144,784	18,516	(1,497)	4,240,783
STOCKHOLDERS' EQUITY	1,218,834	1,316,736	6,428,117	274,654	(8,019,507)	1,218,834
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,218,834	$5,395,716	$6,572,901	$293,170	$(8,021,004)	$5,459,617

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF SEPTEMBER 30, 2011
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
ASSETS						
CURRENT ASSETS:						
Cash and cash equivalents	$ 5,695	$ 360,074	$ 2,115	$ 8,299	$ —	$ 376,183
Trade accounts receivable—Net	—	11,183	170,420	8,484	(794)	189,293
Inventories—Net	—	23,311	233,726	8,264	16	265,317
Deferred income taxes	—	23,248	7,596	—	—	30,844
Prepaid expenses and other	—	2,571	5,451	633	—	8,655
Total current assets	5,695	420,387	419,308	25,680	(778)	870,292
INVESTMENT IN SUBSIDIARIES AND INTERCOMPANY BALANCES	805,254	3,746,531	1,557,736	(8,494)	(6,101,027)	—
PROPERTY, PLANT AND EQUIPMENT—Net	—	15,903	129,566	5,331	—	150,800
GOODWILL	—	81,736	2,478,780	35,231	—	2,595,747
TRADEMARKS AND TRADE NAMES	—	19,376	313,280	12,286	—	344,942
OTHER INTANGIBLE ASSETS—Net	—	8,760	459,615	15,049	—	483,424
DEBT ISSUE COSTS—Net	—	59,007	—	—	—	59,007
OTHER	—	2,415	7,010	(1)	—	9,424
TOTAL ASSETS	$810,949	$4,354,115	$5,365,295	$85,082	$(6,101,805)	$4,513,636
LIABILITIES AND STOCKHOLDERS' EQUITY						
CURRENT LIABILITIES:						
Current portion of long-term debt	$ —	$ 15,500	$ —	$ —	$ —	$ 15,500
Accounts payable	—	8,071	49,944	4,889	(794)	62,110
Accrued liabilities	—	58,086	68,333	2,830	—	129,249
Total current liabilities	—	81,657	118,277	7,719	(794)	206,859
LONG-TERM DEBT	—	3,122,875	—	—	—	3,122,875
DEFERRED INCOME TAXES	—	199,610	110,841	—	—	310,451
OTHER NON-CURRENT LIABILITIES	—	26,717	35,785	—	—	62,502
Total liabilities	—	3,430,859	264,903	7,719	(794)	3,702,687
STOCKHOLDERS' EQUITY	810,949	923,256	5,100,392	77,363	(6,101,011)	810,949
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$810,949	$4,354,115	$5,365,295	$85,082	$(6,101,805)	$4,513,636

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2012
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
NET SALES	$ —	$ 103,694	$1,508,067	$102,299	$ (13,852)	$1,700,208
COST OF SALES	—	64,394	622,056	81,390	(13,349)	754,491
GROSS PROFIT	—	39,300	886,011	20,909	(503)	945,717
SELLING AND ADMINISTRATIVE EXPENSES	—	61,214	125,261	15,234	—	201,709
AMORTIZATION OF INTANGIBLE ASSETS	—	624	41,937	1,672	—	44,233
INCOME (LOSS) FROM OPERATIONS	—	(22,538)	718,813	4,003	(503)	699,775
INTEREST EXPENSE—Net	—	208,384	2,268	1,254	—	211,906
EQUITY IN INCOME OF SUBSIDIARIES	(324,969)	(465,683)	—	—	790,652	—
INCOME BEFORE INCOME TAXES	324,969	234,761	716,545	2,749	(791,155)	487,869
INCOME TAX PROVISION (BENEFIT)	—	(90,208)	251,514	1,594	—	162,900
NET INCOME	$ 324,969	$ 324,969	$ 465,031	$ 1,155	$(791,155)	$ 324,969

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2011
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
NET SALES	$ —	$ 81,944	$1,097,662	$31,649	$ (5,234)	$1,206,021
COST OF SALES	—	46,438	479,536	24,334	(5,472)	544,836
GROSS PROFIT	—	35,506	618,126	7,315	238	661,185
SELLING AND ADMINISTRATIVE EXPENSES	—	44,754	85,796	3,172	(11)	133,711
AMORTIZATION OF INTANGIBLE ASSETS	—	624	37,900	1,815	—	40,339
INCOME (LOSS) FROM OPERATIONS	—	(9,872)	494,430	2,328	249	487,135
INTEREST EXPENSE—Net	—	183,175	777	1,304	—	185,256
REFINANCING COSTS	—	72,454	—	—	—	72,454
EQUITY IN INCOME OF SUBSIDIARIES	(172,134)	(345,158)	—	—	517,292	—
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	172,134	79,657	493,653	1,024	(517,043)	229,425
INCOME TAX PROVISION (BENEFIT)	—	(92,477)	167,822	1,855	—	77,200
INCOME (LOSS) FROM CONTINUING OPERATIONS	172,134	172,134	325,831	(831)	(517,043)	152,225
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	—	—	4,883	15,026	—	19,909
NET INCOME	$ 172,134	$ 172,134	$ 330,714	$14,195	$(517,043)	$ 172,134

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2010
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$ —	$ 64,990	$766,068	$ (3,404)	$827,654
COST OF SALES	—	36,398	320,288	(2,098)	354,588
GROSS PROFIT	—	28,592	445,780	(1,306)	473,066
SELLING AND ADMINISTRATIVE EXPENSES	—	31,130	65,088	(1,300)	94,918
AMORTIZATION OF INTANGIBLE ASSETS	—	624	14,455	—	15,079
INCOME (LOSS) FROM OPERATIONS	—	(3,162)	366,237	(6)	363,069
INTEREST EXPENSE—Net	—	110,127	2,107	—	112,234
EQUITY IN INCOME OF SUBSIDIARIES	(163,445)	(237,334)	—	400,779	—
INCOME BEFORE INCOME TAXES	163,445	124,045	364,130	(400,785)	250,835
INCOME TAX PROVISION (BENEFIT)	—	(39,400)	126,790	—	87,390
NET INCOME	$ 163,445	$ 163,445	$237,340	$(400,785)	$163,445

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2012
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ —	$ (119,491)	$ 523,759	$ 9,466	$ 151	$ 413,885
INVESTING ACTIVITIES:						
Capital expenditures	—	(1,865)	(22,259)	(1,122)	—	(25,246)
Acquisition of businesses, net of cash acquired	—	(868,696)	—	—	—	(868,696)
Cash proceeds from sale of business	—	17,650	—	—	—	17,650
Net cash used in investing activities	—	(852,911)	(22,259)	(1,122)	—	(876,292)
FINANCING ACTIVITIES:						
Intercompany activities	(47,715)	554,153	(499,121)	(7,166)	(151)	—
Excess tax benefits related to share-based payment arrangements	50,555	—	—	—	—	50,555
Proceeds from exercise of stock options	15,710	—	—	—	—	15,710
Dividends paid	(3,299)	—	—	—	—	(3,299)
Treasury stock purchased	(846)	—	—	—	—	(846)
Proceeds from new senior secured credit facility—net	—	484,316	—	—	—	484,316
Repayment on new senior secured credit facility	—	(19,250)	—	—	—	(19,250)
Net cash provided by (used in) financing activities	14,405	1,019,219	(499,121)	(7,166)	(151)	527,186
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	—	(438)	—	(438)
INCREASE IN CASH AND CASH EQUIVALENTS	14,405	46,817	2,379	740	—	64,341
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,695	360,074	2,115	8,299	—	376,183
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 20,100	$ 406,891	$ 4,494	$ 9,039	$ —	$ 440,524

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2011
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ —	$ (164,846)	$ 409,483	$14,102	$ 1,647	$ 260,386
INVESTING ACTIVITIES:						
Capital expenditures	—	(2,639)	(15,140)	(247)	—	(18,026)
Acquisition of businesses, net of cash acquired	—	(1,650,363)	—	—	—	(1,650,363)
Cash proceeds from sales of discontinued operations	—	271,361	—	—	—	271,361
Net cash used in investing activities	—	(1,381,641)	(15,140)	(247)	—	(1,397,028)
FINANCING ACTIVITIES:						
Intercompany activities	(28,997)	431,648	(395,256)	(5,748)	(1,647)	—
Excess tax benefits related to share-based payment arrangements	23,411	—	—	—	—	23,411
Proceeds from exercise of stock options	9,208	—	—	—	—	9,208
Dividends paid	(2,811)	—	—	—	—	(2,811)
Proceeds from new senior secured credit facility—net		1,500,048	—	—	—	1,500,048
Repayment on new senior secured credit facility		(11,625)	—	—	—	(11,625)
Proceeds from senior subordinated notes due 2018—net		1,582,184	—	—	—	1,582,184
Repurchase of senior subordinated notes due 2014—net		(1,041,894)	—	—	—	(1,041,894)
Repayment of existing senior secured credit facility		(780,000)	—	—	—	(780,000)
Net cash provided by (used in) financing activities	811	1,680,361	(395,256)	(5,748)	(1,647)	1,278,521
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	—	192	—	192
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	811	133,874	(913)	8,299	—	142,071
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,884	226,200	3,028	—	—	234,112
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 5,695	$ 360,074	$ 2,115	$ 8,299	$ —	$ 376,183

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ —	$ (53,873)	$ 251,175	$ 2	$ 197,304
INVESTING ACTIVITIES:					
Capital expenditures	—	(1,875)	(11,012)	—	(12,887)
Acquisition of businesses, net of cash acquired	—	(166,557)	—	—	(166,557)
Cash proceeds from sale of real estate	—	—	2,885	—	2,885
Net cash used in investing activities	—	(168,432)	(8,127)	—	(176,559)
FINANCING ACTIVITIES:					
Intercompany activities	370,544	(129,373)	(241,169)	(2)	—
Excess tax benefits related to share-based payment arrangements	17,459	—	—	—	17,459
Proceeds from exercise of stock options	6,361	—	—	—	6,361
Dividends paid	(404,868)	—	—	—	(404,868)
Proceeds from senior subordinated notes-net	—	404,248	—	—	404,248
Net cash provided by (used in) financing activities	(10,504)	274,875	(241,169)	(2)	23,200
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,504)	52,570	1,879	—	43,945
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	15,388	173,630	1,149	—	190,167
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 4,884	$ 226,200	$ 3,028	$—	$ 234,112

*****

TRANSDIGM GROUP INCORPORATED

VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012, 2011, AND 2010
(Amounts in Thousands)

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Acquisitions	Deductions from Reserve[1]	Balance at End of Period
Year Ended September 30, 2012					
Allowance for doubtful accounts	$ 2,873	$ 1,555	$1,066	$ (534)	$ 4,960
Reserve for excess and obsolete inventory	25,623	11,839	4,933	(6,314)	36,081
Year Ended September 30, 2011					
Allowance for doubtful accounts	2,270	570	599	(566)	2,873
Reserve for excess and obsolete inventory	18,251	8,361	415	(1,404)	25,623
Year Ended September 30, 2010					
Allowance for doubtful accounts	2,448	(156)	678	(700)	2,270
Reserve for excess and obsolete inventory	17,018	22	1,882	(671)	18,251

(1) The amounts in this column represent charge-offs net of recoveries.

EXHIBIT INDEX
TO FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2012

EXHIBIT NO.	DESCRIPTION
3.34	Articles of Amendment of Articles of Incorporation, filed May 2, 2012, of AvtechTyee, Inc.
3.54	Certificate of Amendment to Certificate of Incorporation, filed October 17, 2012, of Semco Instruments, Inc.
3.110	Articles of Organization of Aerospace Ventures, LLC (now known as Aero-Instruments Co., LLC) filed July 12, 2001
3.111	Certificate of Amendment to Articles of Organization of Aerospace Ventures, LLC (now known as Aero-Instruments Co., LLC) dated August 9, 2001
3.112	Second Amended and Restated Operating Agreement of Aero-Instruments Co., LLC
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of TransDigm Group Incorporated
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification by Principal Executive Officer of TransDigm Group Incorporated pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by Principal Financial Officer of TransDigm Group Incorporated pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Principal Executive Officer of TransDigm Group Incorporated pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Principal Financial Officer of TransDigm Group Incorporated pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Financial Statements and Notes to Consolidated Financial Statements formatted in XBRL.

RECONCILIATION OF NET INCOME TO EBITDA AS DEFINED

(in millions)

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Net income (loss)	$(5)	$–	$ 1	$ 3	$14	$(17)	$11	$14	$31	$(76)	$ 14	$ 35	$ 25	$ 89	$133	$163	$163	$172	$325
Less income from discontinued operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(20)	–
Depreciation and amortization expense	7	7	7	6	7	6	7	9	13	10	18	17	16	24	25	28	30	61	68
Interest expense, net	5	5	5	3	3	23	28	32	37	43	75	80	77	92	93	84	112	185	212
Income tax provision (benefit)	(2)	–	2	5	13	(2)	8	9	17	(45)	6	23	16	53	74	88	88	77	163
Warrant put value adjustment	1	1	2	5	7	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Extraordinary item	–	–	–	2	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
EBITDA	6	13	17	24	44	10	54	64	98	(68)	113	155	134	258	325	363	393	475	768
Merger expense	–	–	–	–	–	40	–	–	–	176	–	–	–	–	–	–	–	–	–
Refinancing costs	–	–	–	–	–	–	–	–	–	–	–	–	49	–	–	–	–	72	–
Acquisition related costs	4	–	–	1	–	1	–	8	–	15	20	2	1	9	2	6	12	30	19
Non-cash compensation and deferred compensation costs	–	–	–	–	–	–	–	–	–	1	6	7	1	6	6	6	7	13	22
One-time special bonus	–	–	–	–	–	–	–	–	–	–	–	–	6	–	–	–	–	–	–
Public offering costs	–	–	–	–	–	–	–	–	–	–	–	–	3	2	–	–	–	–	–
EBITDA As Defined	**$10**	**$13**	**$17**	**$25**	**$44**	**$ 51**	**$54**	**$72**	**$98**	**$124**	**$139**	**$164**	**$194**	**$275**	**$333**	**$375**	**$412**	**$590**	**$809**

RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS TO ADJUSTED NET INCOME

(in millions)

	2008	2009	2010	2011	2012
Net income from continuing operations	$133	$163	$163	$152	$325
Gross adjustments from EBITDA to EBITDA as Defined	8	12	19	115	41
Purchase accounting backlog amortization	2	3	3	16	11
Tax adjustment	(3)	(5)	(8)	(44)	(17)
Adjusted net income	$140	$173	$177	$239	$360

SHAREHOLDER INFORMATION

COMMON STOCK DATA

New York Stock Exchange Symbol: TDG

TDG LISTED NYSE

Our common stock is traded on the New York Stock Exchange under the ticker symbol TDG. The following chart sets forth, for the periods indicated, the high and low sales prices of our common stock on the NYSE.

FISCAL YEAR 2012

	High	Low
1st Quarter	$102.73	$74.30
2nd Quarter	121.48	91.97
3rd Quarter	134.43	111.56
4th Quarter	146.72	117.77

FISCAL YEAR 2011

	High	Low
1st Quarter	$72.93	$60.89
2nd Quarter	85.38	72.46
3rd Quarter	94.08	76.82
4th Quarter	95.04	73.76

REGISTRAR & TRANSFER AGENT

Computershare
P.O. Box 43078
Providence, RI 02940
800.622.6757
computershare.com/investor

FORM 10-K

The TransDigm Group Incorporated Annual Report on Form 10-K for the fiscal year ended September 30, 2012 is available at our website, www.transdigm.com. Copies are also available without charge upon request to the Investor Relations Department at the address listed for the corporate headquarters.

CORPORATE HEADQUARTERS

TransDigm Group Incorporated
The Tower at Erieview
1301 East 9th Street, Suite 3000
Cleveland, OH 44114
216.706.2960

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders will be held at The Tower at Erieview, 1301 East 9th Street, 4th Floor, Cleveland, OH 44114, on March 6, 2013, at 9 a.m. Eastern Time.

NUMBER OF STOCKHOLDERS

The number of beneficial holders of the Company's common shares as of October 31, 2012, was approximately 55,228, including an estimated amount of stockholders who have their shares held in their accounts by banks and brokers.

WEBSITE

transdigm.com

INVESTOR RELATIONS CONTACT

Liza Sabol
Investor Relations
216.706.2945
ir@transdigm.com

INDEPENDENT AUDITORS

Ernst & Young LLP

ANALYST COVERAGE

BB&T Capital Markets
Bank of America Merrill Lynch
Barclays Capital
Cowen & Company
CRT Capital Group LLC
Credit Suisse
D.A. Davidson & Co.
Deutsche Bank
Goldman, Sachs & Co.
Imperial Capital
J.P. Morgan
Key Banc Capital Markets
Morgan Stanley & Co. LLC
Oppenheimer & Co.
RBC Capital Markets
Topeka Capital Markets
UBS
Wellington Shields & Co. – Great Lakes Review

IN MEMORIAM



ALBERT J. RODRIGUEZ

The TransDigm organization lost an integral member of its management team last May when Albert J. Rodriguez, Executive Vice President of Business Development and Mergers & Acquisitions, passed away unexpectedly at the age of 51.

Al Rodriguez had been with TransDigm since its founding in 1993 and was directly involved in most of the Company's acquisitions and integration activities over that period. Prior to being promoted to the newly created position of Executive Vice President of Mergers & Acquisitions in 2006, his roles at TransDigm had included President of the MarathonNorco Aerospace business unit and Director of Sales & Engineering at the Company's AeroControlex Group. Prior to joining TransDigm, he had a range of aerospace sales, marketing and technical responsibilities at IMO Industries, Kaiser Aerospace and Esterline.

"Al was a valued part of TransDigm's management team from its founding, and he contributed significantly to the Company's success," said W. Nicholas Howley, TransDigm Chairman and Chief Executive Officer. "Al oversaw the successful acquisition and integration of approximately 25 companies between 2006 and 2012. That was a remarkable accomplishment. Al was a good friend and business partner. He will truly be missed."

EXECUTIVE OFFICER CERTIFICATIONS

In 2012, the Company's chief executive officer submitted to the New York Stock Exchange the Annual CEO Certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, the Company's chief executive officer and chief financial officer filed with the Securities and Exchange Commission the certifications required by Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosure in its 2012 annual report on form 10-K, a copy of which is included in this report.

MORE TO COME


HOW WE MEASURE SUCCESS

TRANSDIGM
GROUP INC.

INNOVATIVE AEROSPACE SOLUTIONS

TransDigm Group Incorporated
The Tower at Erieview
1301 East 9th Street, Suite 3000
Cleveland, OH 44114
216.706.2960
transdigm.com